03045363

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renault S.A.

*CURRENT ADDRESS 13-15, quai Le Gallo
92513 Boulogne-Billancourt cedex
France

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 4001 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT : 12/31/03

Exhibit A.1

SEC File No. 82-4001

ANNUAL REPORT 2002



RENAULT

UAL REPORT

002



RENAULT

Annual Report 2002

RENAULT

Contents

- *The ▣ symbol identifies information in the text corresponding to information required by the implementing decree of Article 116 of the* ***New Economic Regulations (NRE) Act*** *in France.*
- *The ◈ symbol indicates information relating to the guidelines of the* ***Global Reporting Initiative (GRI)*** *on sustainable development reports.* *See page 188 for a cross-index of GRI indicators.*
- *The @ symbol means that more information is available from Renault's* ***sustainable development website****, at the following address: http://www.sustainability.renault.com.*

1

Renault Group Strategy



Mégane II was voted Car of the Year 2003 by a panel of 58 motoring journalists from 22 European countries.

1.1. Presentation of Renault and the group

1.1.1. BACKGROUND AND HIGHLIGHTS

Société Renault Frères was **formed in 1898** to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission. Based in the Paris suburb of Billancourt, the company achieved international renown through its success in motor sports, and initially specialized in the construction of passenger cars and taxis. During the First World War, it produced substantial volumes of trucks, light tanks and aircraft engines.

In **1922**, having expanded strongly in the passenger car and commercial vehicle markets, Renault became a **limited company**. Establishing numerous production centers in France and abroad, Renault gradually emerged as the French automobile market leader.

In **January 1945, the company was nationalized** and renamed "Régie Nationale des Usines Renault", and concentrated on producing the **4 CV**.

Through to the mid-1980s, Renault followed a strategy of diversification in the industrial, financial and service sectors, while at the same time growing its industrial and commercial activities internationally. The **Renault 5**, which remains one of the group's best-selling models ever, was launched in **1972**. But in 1984, the company ran into financial difficulties. As a result, it concentrated on restructuring and refocusing on core activities, and returned to profit in 1987.

In **1990**, Renault became a **limited company** once again. In the same year, it signed an agreement for close cooperation with the Volvo group. And in 1991 the two groups linked their car and truck businesses via cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.

One year later, the French government opened Renault to outside capital, a first step towards **privatization**, which took place in **July 1996**.

From the **Type A Voiturette**, created by Louis Renault in 1898, to the latest arrival, **Mégane II**, Renault has been the source of many ground-breaking concepts in automotive history: the 4 CV in 1946; the Renault 4 in 1961; the Renault 16, with its rear hatch and modular interior, in 1965; the Renault 5 with its polyester bumpers in 1972; turbo-powered vehicles starting in 1980; Espace in 1984; Twingo in 1993; and Mégane Scénic in 1996 are just some of the models that have contributed to the company's tradition of innovation.

1999 marked the start of a new era in Renault's history with the signing of an **Alliance with Nissan**, on March 27 in Tokyo. In the same year, Renault acquired a new brand by taking a 51% stake in Romanian carmaker **Dacia.**

In **2000**, this expansion continued, with Renault raising its stake in Dacia to 80.1% (increased to 92.7% in 2001) and acquiring a new brand – **Samsung Motors** in South Korea.

In **2001**, Renault became the main shareholder in the Volvo group, with a 20% stake, and the two companies joined forces to form the world's second-biggest truck manufacturer.

In **2002**, **Renault and Nissan** implemented the **second stage of their Alliance**, aimed at strengthening their equity ties and creating a joint strategic command structure. The plan was endorsed by an Extraordinary General Meeting of Renault Shareholders on **March 28, 2002.** Renault raised its stake in Nissan from 36.8% to 44.4%. At the same time Nissan took a 15% ownership interest in Renault through Nissan Finance Co., Ltd. To underpin the move to strengthen the Alliance, the French government reduced its holding in Renault to 25.9%.

Renault also sold its holding in Irisbus to Iveco. Irisbus will keep the right to use the Renault brand name for its vehicles until June 2005. In terms of new products, 2002 saw the launch of **Mégane II** (Hatch and Sport Hatch versions), **Vel Satis and Espace IV.**



The starting-point for Renault was the Type A Voiturette, with its innovative direct-drive transmission.

1.1.2. MAIN ACTIVITIES

The strengthening of the Alliance between Renault and Nissan in 2002 made it necessary to reorganize Renault and create a *société par actions simplifiée* (simplified joint-stock company – s.a.s.). The new entity, Renault s.a.s., is wholly owned by Renault S.A. and encompasses its principal operating assets. Since the final agreement, signed with Volvo on January 2, 2001, the group's activities have been divided into two main divisions:

- Automobile Division
- Sales Financing Division

In addition to these two divisions, Renault has two **strategic shareholdings**:

- in AB Volvo
- in Nissan

These holdings are accounted for by the equity method in the group's financial statements.

Structure of the Renault group


RENAULT S.A.
44.4%
100%
93%
NISSAN MOTOR*
RENAULT s.a.s.
DACIA*
20%
100%
70%
VOLVO
RCI BANQUE**
RENAULT SAMSUNG MOTORS**
Other industrial, commercial, financing, and cash management companies
Automobile Division
Sales Financing Division
Strategic shareholdings

* *Dacia shares to be transferred to Renault s.a.s.*
** *Companies indirectly owned by Renault s.a.s.*

1.1.2.1. Automobile Division

Renault designs, develops, manufactures and markets passenger cars and light commercial vehicles. As part of its automobile business, it also manages a range of industrial activities (tractors via Renault Agriculture[1], bearings via SNR, etc.) and services.

Following the acquisition of the Romanian carmaker Dacia and of Samsung Motors' operating assets in Korea, Renault now has three automobile brands – Renault, Dacia and Samsung.

RENAULT GROUP RANGES

Renault brand

Renault is a full-range automaker present on most market segments. It has a broad passenger and light commercial vehicle offering. Most models are available in multiple versions that vary by body style, engine, equipment levels and interior trim. This differentiation is achieved by means of a platform system, for which Renault is renowned. Eight platforms are used as the basis for passenger and light commercial vehicle production. Renault vehicles are equipped with seven families of gasoline and diesel engines.

Passenger cars

In the **small-car segment** (A and B segments), Renault offers three complementary models: Twingo, Clio and Kangoo.

- Launched in 1993 and restyled in 1998 and 2000, **Twingo** has entered its tenth year of service and is still highly successful. The two-millionth example was produced in June 2002, and the car continued to grow its share of the Western European market. Twingo offers a choice of two gasoline engines, 60hp 1.2-liter and a 75hp 1.2-liter 16V unit, with a five-speed manual gearbox or Quickshift 5 transmission. The year 2002 saw the launch of a new Twingo collection, with a revamped interior, redesigned upholstery and new color schemes. Twingo is manufactured at a single plant in Europe (Flins in France) and also in Latin America (Uruguay and Colombia).
- **Clio II** replaced Clio in 1998. In 2000 Clio was awarded four stars for passive safety by the European car assessment program Euro NCAP. In 2001 Clio II benefited from radical restyling and technological enhancement, notably the 1.5-liter dCi diesel unit and 1.2-liter 16V gasoline engine. In 2002 Clio II turned in a record performance and ranked second in its segment in Western Europe. In Europe, Clio II is produced at Flins (France), Valladolid (Spain) and Novo Mesto (Slovenia). It is also assembled at the Bursa plant in Turkey (sedan version) and at the Cordoba plant in Argentina and the Curitiba plant in Brazil. At the 2002 Paris Motor Show, Renault unveiled **New Clio V6**, the latest in a long line of exclusive sports vehicles. Built at the Alpine plant in Dieppe,

(1) Renault and the German company Claas signed a partnership agreement on February 24, 2003 covering Renault Agriculture. Claas will become the majority shareholder in Renault Agriculture, acquiring a 51% stake. Renault s.a.s. will retain the remaining 49%. In the longer term, Claas will own 80% of Renault Agriculture equity and Renault s.a.s. will continue to support Renault Agriculture's development program via a 20% stake. In 2002, Renault Agriculture contributed €576 million to Renault's consolidated revenues. This transaction will not have a material impact on Renault's financial statements.

France, New Clio V6 features a new chassis and a revamped 255hp 3.0-liter 24V V6 engine, combined with a specially designed six-speed manual gearbox.

- **Kangoo**, introduced in late 1997, is a practical, economical, nonconformist vehicle that rounds out Renault's offering in this segment. Major new technical features were introduced in 2001 and a 4x4 version (gasoline and diesel) was added to the range, along with several new engines: 1.2- and 1.6-liter 16V gasoline units and 1.5-liter dCi and 1.9-liter dCi diesel. In 2002 the one-millionth Kangoo rolled off the production lines. The Kangoo concept – a practical and functional vehicle – was perpetuated by Kangoo Break'up, a new 4WD concept vehicle unveiled in summer 2002. Kangoo is produced in the Maubeuge plant in France, at Cordoba in Argentina, and also in Morocco.

In the **midrange C segment**, Renault launched the Hatch and Sport Hatch versions of **Mégane II** in 2002. This paves the way for a complete overhaul of the offering in this segment, the largest by volume in the European car market. The program, which inaugurates the Alliance's new C platform, will ultimately comprise seven models, each with a unique personality. The first six will be launched between fall 2002 and end-2003, and the seventh will come to market in early 2004. In November 2002 Mégane II was voted Car of the Year in Europe by a jury of 58 journalists from 22 European countries. Furthermore, Mégane II, which has been designed to offer optimal safety in all seating positions, was awarded the maximum five-star rating from the independent organization Euro NCAP. It earned the additional privilege of being named best in class. Mégane II has also benefited from some of the same traveling comfort innovations that Renault has introduced on upmarket segments.

Mégane II replaces **Mégane I**, launched in November 1995 and ultimately offered with seven body styles produced on the same platform: five-door hatchback, coupe, four-door sedan (Classic), minivan (Scénic), cabriolet, station wagon, and Scénic RX4 (the first 4WD compact minivan).

From the outset, **Scénic** was a major commercial success and was voted Car of the Year in 1997. Mégane and Scénic were restyled in 1999 and received engine enhancements in 2000. A new range of Scénics, the first on the market to be fitted with Michelin's Pax System tires, was launched in March 2001.

The entire Mégane family is produced in Douai, France, apart from the station wagon, which is built at the Bursa plant in Turkey, and Mégane Classic, assembled at the Palencia plant in Spain. Mégane I is also produced at Cordoba, Argentina. Scénic is built at Curitiba, Brazil and, since December 2000, at Nissan's Cuernavaca plant in Mexico.

Laguna II replaced Laguna in the **upper midrange D segment** in January 2001. Available in two versions – Hatchback and Sport Tourer – Laguna II is the first in a series of new vehicles intended to renew Renault's top of the range. Laguna II features equipment and innovations previously found only on executive cars. It is equipped with a wide range of 1.9-liter dCi and 2.2-liter dCi common-rail turbodiesel engines, as well as with 16V gasoline engines. In 2002 Renault expanded its Laguna II offering by adding automatic transmission options. It launched the Laguna II 2.0-liter 16V Hatchback and Sport Tourer featuring flickshift Proactive automatic transmission and a Laguna II 1.6-liter 16V LPG Hatchback and Sport Tourer with automatic transmission. In addition to its specially designed LPG injection system, the new-generation Laguna features an innovative underfloor fuel tank. In 2003 Renault is broadening the Laguna range with two new engines – 2.0-liter T and 2.2-liter dCi Proactive – and a series of design enhancements. Laguna II was the first car on the market to obtain the exceptional five-star rating in crash tests conducted by Euro NCAP. This outstanding result is a decisive competitive advantage in terms of passive safety. Laguna II is built at the Sandouville plant in France on the platform used for Renault's three range-topping models.

Strengthening the brand identity is one of the top priorities in the product plan. Accordingly, Renault decided to turn its attention firstly to its **top-of-the-range models**, focusing on the daring, innovative values that are synonymous with the brand.


254 DMP 92

New, high-spec version of Laguna II with the 2.0 T engine.



With Espace IV, Renault aims to entrench its position as Europe's leading manufacturer of high-end minivans.

This renewal of the **high-end E segment** began with the launch of **Avantime** in France during fall 2001 and in the main European countries from February 2002 onwards. Avantime embodies a new approach to the luxury coupe. This genuinely innovative niche vehicle was developed with Matra and is produced at the Matra plant at Romorantin in France. The car was initially available with a single engine fit, a 3.0-liter 24V V6. In April 2002 Renault expanded this offering with a four-cylinder 2.0T unit (2.0-liter turbo 16V gasoline) and a 2.2-liter dCi common-rail turbodiesel.

Renault pursued its offensive on the E segment by launching **Vel Satis**, first in France in March 2002 and then in the rest of Europe. The group has thus staged a return to the luxury sedan segment after an absence of more than 18 months. Available with two engine fits, a 3.0-liter dCi V6 diesel and 3.5-liter gasoline, Vel Satis ranked second in the E segment in France at end-2002 – just a few months after its launch. Like Mégane II and Laguna II before it, Vel Satis received the top five-star rating from Euro NCAP. With this success, it stakes a claim to the title of "best in class". Vel Satis is produced at Sandouville, France.

In fall 2002 Renault brought out **Espace IV**, the fourth generation of the vehicle launched in 1984 by Renault, in partnership with Matra Automobile. Espace pioneered the minivan concept in Europe. Produced in more than 870,000 examples overall, from one generation to the next, Renault once more remained the leader on Europe's large minivan segment in 2002. In November 2002 the German newspaper "Bild am Sonntag" gave Espace its Golden Steering Wheel award. Espace IV is produced at Sandouville, France on the same platform as Laguna II and Vel Satis.

Light commercial vehicles

Renault offers one of the youngest and most comprehensive ranges of light commercial vehicles in Europe. With vehicles ranging from 1.6 to 6.5 tons, the range meets the needs of a broad customer base.

On the **small van segment** (less than 2 tons), Renault's offering comprises the **Clio Van** and **Kangoo Express** launched in November 1997. In 2001 Kangoo Express benefited from improvements to the Kangoo passenger car, including a wider choice of engines and new 4x4 versions.

On the **van** segment (between 2 and 7 tons), the new Renault **Master** (between 2.8 and 3.5 tons) came to market in September 1997 and was voted Van of the Year in 1998. Built at the Batilly plant in France, Master now has an all-new braking system and a wider range of engine fits (2.2- and 2.5-liter dCi).

In 2003 Renault added **Master Propulsion** (between 3.5 and 6.5 tons) to its LCV range. Available in single and double chassis cab, van and dumper versions, Master Propulsion is equipped with the 2.8-liter dCi diesel engine, which is available in three versions: 106hp, 125hp or 146hp.

The new **Trafic** (between 2.5 and 2.8 tons) was launched in September 2001 and voted Van of the Year 2002. Developed in partnership with General Motors, the new Trafic is produced in Luton, UK. In September 2002 it also went into production at the Nissan plant in Barcelona, Spain. In fall 2002 Renault added two new models to the Trafic range: a high-roof and an LWB combi. In 2003 a minibus version and a new 2.5-liter dCi engine will join the range.

Dacia brand

Dacia is present on the passenger vehicle market, with a sedan and station wagon derived from the R12 and **SupeRNova**, and also on the light commercial vehicle market with a range of single and double cab pickups, rounded out in November 2002 by a diesel version. **SupeRNova**, launched by Dacia in late 2000 and equipped with a 1.4-liter engine and a Renault transmission, is the first result of the cooperation with Renault. SupeRNova is scheduled to undergo extensive restyling in first-half 2003. Changes will concern both the front and rear ends, as well as interior design. Dacia models are manufactured at the Pitesti plant in Romania, which has been undergoing radical modernization and restructuring since 1999.

Renault Samsung brand

Renault Samsung Motors formerly sold just one model in South Korea, the **SM5** passenger car. Derived from the Nissan Maxima, the SM5 gained steadily in popularity throughout 2001 and 2002. In September 2002, a new Nissan-derived model, the **SM3**, expanded Renault Samsung Motors' offering. Sharing the platform of the Nissan Bluebird Sylphy, this mid-range four-door sedan was developed through the Renault-Nissan Alliance. Fitted with Nissan's 1.5-liter 16V engine, the SM3 sets high standards of safety, reliabilty and performance on the Korean market. Both cars are produced in the state-of-the-art plant in Busan, South Korea.

MAIN MANUFACTURING SITES

Renault has more than 30 manufacturing sites for its automobile business.

Under cooperative cost-sharing agreements, the group also utilizes facilities operated by other manufacturers, notably the Matra plant in Romorantin, France and General Motors Europe's site in the UK.

Also, under the 1999 Alliance with Nissan, Renault can take advantage of its partner's industrial facilities in regions where Nissan already has operations, such as Mexico. In September 2002, Renault and Nissan began producing a compact van at the Barcelona plant in Spain. The vehicle is sold by Renault, Nissan and Opel under the names Trafic, Primastar and Vivaro.



Launched to general acclaim in September 2002, the SM3 is produced at Renault Samsung Motors' Busan plant.

In 2002, the bulk of **production** by the three brands making up the Renault group was **managed primarily** by the following plants:

Renault brand

Renault sites:

Flins (France) . . . . Clio II, Twingo
Douai (France) . . . . Mégane II, Scénic
Sandouville (France). . . . . . . Laguna II, Vel Satis, Espace IV
Maubeuge (France) . . . . Kangoo, Kangoo Express
Batilly (France). . . . . Master(1), Mascott(2)
Dieppe (France) . . . . Clio Sport, Espace III, Mégane Cabriolet
Palencia (Spain). . . . . Mégane II, Mégane (Hatchback, Coupe, Classic)
Valladolid (Spain) . . . . . . Clio, engines
Novo Mesto (Slovenia) . . . . Clio, front and rear axles
Bursa (Turkey). . . . . Mégane (station wagon, sedan), Clio sedan, engines, transmissions
Cordoba (Argentina). . . . . . . Clio, Clio sedan, Mégane (station wagon, sedan), Kangoo, Trafic, engines
Curitiba (Brazil). . . . . Scénic, Clio, Clio sedan, engines, Master(3)
Montevideo (Uruguay) . . . . . Twingo
Cléon (France) . . . . Engines, transmissions
Le Mans (France) . . . . Front and rear axles
Choisy Le Roi (France) . . . . . Reconditioned components (engines, injection pumps, nozzle holders, and sub-assemblies), new engines
Grand-Couronne (France) . . Shipment of CKD kits
Seville (Spain) . . . . Transmissions
Cacia (Portugal) . . . . Transmissions, mechanical components

Matra site:

Romorantin (France). . . . . . . Espace III, Avantime

Nissan sites:

Barcelona (Spain). . . . . New Trafic
Aguascalientes (Mexico) . . . Clio
Cuernavaca (Mexico) . . . . . . Scénic

General Motors Europe site:

Luton (UK). . . . . New Trafic

Dacia brand

Pitesti (Romania) . . . . 1310 range (station wagon, sedan, pickup), SupeRNova

Renault Samsung brand

Busan (South Korea) . . . . . . Engines, SM5, SM3

(1) Batilly also produces Master for General Motors Europe and Nissan. The vehicle is sold as the Movano by Opel and Vauxhall, and as the Interstar by Nissan.
(2) Mascott has been distributed by Renault Trucks (formerly Renault V.I.) since 1999 and, from January 1, 2003, by Renault, under the name Master Propulsion.
(3) The Curitiba LCV plant was inaugurated in December 2001. In addition to Master, it started producing Nissan's Frontier pickup in 2002.

PARTNERSHIPS AND COLLABORATIVE PROJECTS

Pursuing its goals of quality, cost reduction and shorter delivery and development times, Renault has radically altered its **relationship with suppliers**. It engages in a process of **partnership and cooperation** well before a new model is launched.

◈ To strengthen **ties with suppliers**, Renault opened an industrial supplier park in 1999 on the grounds of its Sandouville plant for five of its main parts suppliers. Similarly, a 15,000-square-meter supplier facility was inaugurated at the Curitiba production site in Brazil. In 2002 five parts suppliers opened facilities at Douai and three at Palencia in order to supply key components for Mégane II on a just-in-time basis. Having suppliers located as close as possible to the assembly lines offers advantages in terms of logistics; it also allows for sequenced delivery.

◈ Renault has also entered into a number of **collaborative projects and partnerships** for its automobile business, with a view to sharing costs. These agreements concern a full range of activities in research, joint design and development programs, manufacturing, services and distribution. In joint design and development and manufacturing, the main partnerships are as follows:

- Renault has entered into a number of cooperation agreements with **PSA Peugeot Citroën**. The two groups have worked together since 1966 on developing powertrains, notably **engines** at their jointly-owned affiliate, Française de Mécanique, in Douvrin (France) and automatic **transmissions** at Société de Transmissions Automatiques in Ruitz (France). In April 1999 PSA Peugeot Citroën and Renault signed an agreement to strengthen industrial synergies in **Mercosur**. Under this agreement, Renault has been supplying 1-liter gasoline engines to PSA Peugeot Citroën since 2001.
- **Matra** and Renault have collaborated since the early 1980s on the design and manufacture of **Espace.** In 2002, Renault began production of Espace IV at its Sandouville plant. In July 1998 the two companies entered into a partnership agreement aimed at developing and marketing **Avantime**.
- Renault has also signed a number of commercial and industrial agreements to buy and sell powertrains, notably with **Volvo** for transmissions and engines.
- For light commercial vehicles, Renault and **General Motors Europe** signed a framework agreement in 1996, which was confirmed by a cooperative undertaking in 1999. The agreement provides for:
  - The supply of **Master/Movano** to General Motors Europe since 1998. Produced by Renault at Batilly, the vehicles are sold by Renault, Opel and Vauxhall under their own nameplates.
  - The development and joint manufacture of the new **Trafic/Vivaro** range. Under the agreement, Renault is responsible for design and development and also supplies the engines, while GM handles manufacturing at its IBC plant in Luton, UK. The two carmakers have been selling the vehicles since 2001 under their respective nameplates (Renault/New Trafic and Opel-Vauxhall/Vivaro). Nissan's Barcelona plant also began producing this vehicle in September 2002.
- The **Mascott** van, manufactured at Renault's Batilly plant, has been distributed by the network of Renault Trucks (formerly Renault V.I.) since 1999, and also by Renault, since January 2003.
- In the field of **automotive telematics, Ford Motor Company, PSA Peugeot Citroën** and Renault-Nissan set up a joint venture in March 2002 to develop technological solutions for the European market. The objective is to provide customers with competitive automobile services that promote mobility at a lower cost.

Renault's policy of partnerships has been greatly strengthened by the Alliance with Nissan (see 1.2. on the Renault-Nissan Alliance, pages 15-25).



Trafic is also manufactured at the Nissan plant in Barcelona.

THE RENAULT DISTRIBUTION NETWORK

The Renault group distributes its vehicles in Europe through a primary and a secondary distribution network.

The **primary network** consists of dealers who can sell and service Renault vehicles, as well as Renault France Automobiles outlets (in France only) and Renault subsidiaries operating under the umbrella of Renault Europe Automobiles. The purpose of these two organizations is to ensure the future viability of the group's network and boost its marketplace performance against the backdrop of new European regulations on automobile distribution.

Renault is pursuing its policy of transforming the primary distribution network, extending efforts to encompass the Nissan network. As part of the Alliance, a network of hubs is being created to improve coverage, performance and professionalism across much larger areas of similar characteristics. Accordingly, although the number of customer interfaces has declined, the network's reach and range, as well as its ability to offer the full variety of Renault products and services, has been either maintained or enhanced.

In France, Germany, Spain, Italy, the Netherlands, the UK and Switzerland, the hub policy has been pursued in conjunction with Nissan, thus opening the door to bigger potential economies of scale.

The **secondary network** is made up of Renault's sub-dealers and franchised retailers, generally small businesses with commercial ties to a dealer in the primary network.

◈ *This symbol indicates information relating to the guidelines of the Global Reporting Initiative (GRI) on sustainable development reports. See page 188 for a cross-index of GRI indicators.*

◈ **The Renault distribution network in Europe**[1]

Number of outlets	1999		2000		2001		2002[2]	
	Europe	o/w France	Europe	o/w France	Europe	o/w France	**Europe**	**o/w France**
Branches and subsidiaries	119	64	117	60	123	64	**117**	**63**[3]
Dealers	2,169	346	2,062	363	1,956	352	**1,768**	**334**
Sub-dealers	9,998	6,053	9,642	5,804	9,249	5,548	**9,046**	**5,350**
Total[4]	12,286	6,463	11,821	6,227	11,328	5,964	**10,931**	**5,747**

(1) Includes the 10 European subsidiaries, plus Poland, Hungary, Croatia, the Czech Republic, Slovenia and Slovakia.
(2) Provisional data at December 31, 2002.
(3) RFA, wholly owned by Renault s.a.s., has 63 branches organized into 14 distribution subsidiaries, also called "hubs".
(4) The number of contracts declined during the period under review as a result of mergers and restructurings, but the number of primary sales outlets remained stable.

The key event in 2003 will be the introduction of European regulation 1400/2002 on automobile distribution. This regulation maintains the distribution of automobile products and services by brand networks but introduces new procedures that will require new contracts:

- In **after-sales**, the carmaker will select approved repairers on the basis of freely defined criteria (qualitative selectivity) and all repairers meeting qualitative criteria may become members of the network.
- In **sales**, manufacturers can opt for exclusive distribution if their market share is less than 30%, or for selective distribution on qualitative criteria if they have up to 40% of the market. With qualitative and quantitative selective distribution, manufacturers can choose their distributors and establish the numbers required. Nevertheless, from October 1, 2005, any member of the network will be able to open additional sales and delivery outlets anywhere in Europe.

Further:

- Distributors may sub-contract after-sales services only to another member of the brand network satisfying the manufacturer's after-sales specifications.
- The vehicles of several brands may be displayed in the same showroom, providing that brand identity is respected.
- The regulation enables manufacturers to maintain a secondary network (sub-dealers).

The new text, which aims to achieve significant price convergence in Europe, provides for a transitional period of one year after it came into force on October 1, 2002, along with an appraisal report on May 30, 2008. It will expire at the same time as the Block Exemption Regulation 2790/99 on May 30, 2010.

CASH MANAGEMENT AND FINANCIAL RISK MANAGEMENT IN THE AUTOMOBILE DIVISION

◈ For its automobile business, the Renault group has established a financial organization centered on Compagnie Financière Renault (CFR). The aims are to:

- Automate the processing of routine cash inflows and outflows, with improved security and reliability;
- Pool the surplus cash of group subsidiaries and meet their refinancing requirements;
- Centralize the handling of euro-denominated and foreign-exchange transactions for better management of currency, interest-rate and counterparty risks while reducing administrative costs;
- Centralize all financing operations, including securities issuance, bank loans, credit agreements, etc., at parent company level.

Within this framework, **CFR** provides Renault's Corporate Treasury Department, in charge of cash management and financing for the group's industrial and commercial activities in France and Europe, with tools enabling it to:

- Centralize group cash flows (Société Financière et Foncière);
- Trade in financial markets, after intra-group netting: forex, fixed-income securities, deposits (Renault Finance).

Société Financière et Foncière (SFF)

Société Financière et Foncière (SFF) is a fully-fledged bank within the Renault group. Its remit is to offer Renault and its industrial and commercial subsidiaries a range of needs-responsive services and to allow integrated management of the group's cash flows. SFF is in charge of all cash flows of Renault as well as the first-tier and second-tier subsidiaries of the Automobile Division in France and Europe. It also processes commercial cash flows for Nissan France and equalization payments for Nissan in Europe.

SFF reported net income of €5.8 million (parent company) in 2002. Total parent company assets at December 31, 2002 amounted to €259 million.

Renault Finance

Renault Finance, a Swiss corporation based in Lausanne, is an active player on the forex and fixed-income markets and in the market for hedging industrial metals transactions. Through its arbitraging business, it can obtain competitive quotes for all financial products. The company is therefore Renault's natural counterparty for most of the group's capital-market transactions and, as regards Nissan, an increasing percentage of its financing volumes.

At end-December 2002, Renault Finance reported net income of €24.8 million (parent company), for total parent company assets of €2,769 million.

Other roles

Compagnie Financière Renault helps to finance the group's real-estate investments via its specialized subsidiary SIAM, which is wholly owned. At end-December 2002 SIAM's net fixed assets amounted to €93 million (parent company), for shareholders' equity (parent company) of €168.5 million (after appropriation of 2002 income). Parent company net income was €5.7 million.

1.1.2.2. Sales Financing Division

This division's activities are handled by **RCI Banque** and its subsidiaries. RCI Banque is the financial conduit for Renault group and Nissan brands in Europe. It acquired Nissan's financing subsidiaries in 1999.

The role of the RCI Banque group is to provide a full range of financing solutions and services for its three main customer constituencies:

- **Consumers** and **corporate** clients, for which RCI Banque provides credit solutions for the acquisition of new and used vehicles, rental with purchase option, leasing and contract hire, as well as the associated services, i.e. contracts for maintenance, extended warranty, insurance, assistance and fleet management;
- The **networks** that distribute Renault and Nissan brands, for which RCI Banque finances inventories of new and used vehicles and spare parts, as well as their short-term cash flow needs.

At December 31, 2002 the RCI Banque group had total assets of €21.3 billion, and a staff of 3,417, half of whom are based in France and the other half in countries throughout the world.

The RCI Banque group has operations in 14 countries in Western Europe and Central Europe (Poland, Czech Republic, Romania) and three in South America (Brazil, Argentina and Mexico). It recently opened a sales office in South Korea.

In 2002 the RCI Banque group financed 32.7% of new Renault and Nissan vehicles sold in the Western European countries in which it is present.

Consumer market

Consumer-related business accounts for 63% of RCI Banque's average loans outstanding, or €11.5 billion. In this field, RCI Banque plays a three-fold role:

- Offer and develop financing solutions to facilitate and accelerate sales of Renault and Nissan vehicles;
- Integrate financing solutions and services to encourage car use and build loyalty to Alliance brands;
- Help automakers organize sales promotions.

Corporate clients

Corporate business accounts for 12% of the group's average loans outstanding, or €2.2 billion. In this field, RCI Banque has five aims:

- Establish the group's financial and business-services strategy and implement it in subsidiaries;
- Plan the marketing strategy and brand policy for the corporate market;
- Establish best practices for business-oriented products and services wherever RCI is present;
- Help Renault and Nissan establish international protocols;
- Monitor and guide economic performance by ensuring that profitability is in line with group targets.

Networks

In this field, RCI Banque has four aims:

- Finance inventories of new and used vehicles and spare parts, and fund dealers' long-term financing operations;
- Manage and control risks;
- Secure the network's future by standardizing financial procedures and monitoring them on a regular basis;
- Act as financial partner to the network.

At end-2002 financing activities accounted for 25% of average loans outstanding, or €4.6 billion.

1.1.2.3. Strategic shareholdings

The most important shareholdings are those in Volvo and Nissan.

Renault's shareholding in AB Volvo

In April 2000 Louis Schweitzer, Chairman and CEO of Renault, and Leif Johansson, President and CEO of Volvo, announced plans to merge the two companies' truck activities. Having received the go-ahead from the anti-trust authorities of the European Union and the US, Renault and Volvo closed the deal on January 2, 2001. From that date, the Renault group carried AB Volvo under the equity method.

With its 20% stake, Renault became the principal shareholder in Volvo, the world's second-largest truck manufacturer.

Renault is represented on Volvo's Board by Louis Schweitzer, Renault's Chairman and CEO, and Patrick Faure, Executive Vice President of Renault.

Since selling its automobile business to Ford in 1999, Volvo has refocused primarily on trucks. In 1999 commercial vehicles accounted for 54% of net revenues. Following the tie-up with Renault V.I./Mack, Volvo developed its truck business, handled through Global Trucks, which accounted for two-thirds of net revenues in 2002.

Activities in 2002 (as a % of net revenues)


12%
Construction equipment
Volvo CE
8%
Buses
5%
Aerospace (engine components, spare parts, maintenance)
Volvo Aero
4%
Marine and industrial engines
Volvo Penta
67%
Trucks
Global Trucks, comprising three brands: Volvo, Mack and Renault Trucks
4%
Other

The tie-up between Mack Trucks/Renault V.I. and the Volvo group spawned Europe's largest heavy-truck maker, with a number-two ranking worldwide. Together, leveraging their excellent geographical fit and complementary products, the three companies can offer a wider range of products and a more extensive network. Each of the three brands comprising the truck activities of **Renault, Mack** and **Volvo** continues to develop its distinctive personality. The identity of all three world-renowned brands has been preserved. The merger was facilitated by the strong bonds and mutual respect that unite the two groups, each of which draws on the skills and strengths of the other to bolster its position and operations.

Applying Swedish accounting standards, Volvo reported a 2% year-on-year decline in net **revenues** in 2002 to SEK177,080 million (€19,334 million*), and generated **operating income** of SEK2,837 million (€152 million*), compared with an expense of SEK1,467 million in 2001.

Volvo's dividend payout in 2002 was stable relative to 2001 at SEK8 per share. For 2003, the Board of Directors proposed a dividend payout of SEK8 per share to the Annual General Meeting of April 9, 2003.

In 2002 Volvo's equity-accounted contribution to Renault's net income was €71 million (see Note 13 of the notes to the consolidated financial statements, page 141).

At December 31, 2002, the closing price of the Volvo A share was SEK136 and the Volvo B share, SEK142. Applying an exchange rate of €1 = SEK9.1528, the market capitalization of Volvo was SEK61,864 million (€6,759 million). The market value of the Volvo stock held by Renault was SEK12,373 million (€1,352 million), compared with an equity-accounted market value of €1,442 million.

Renault's shareholding in Nissan

Renault's ownership interest in Nissan is described in detail in the following chapter. Renault owns 44.4% of Nissan, which was capitalized ¥4,183 billion (€33.6 billion) at December 31, 2002 based on 4,517 million shares with a closing price of ¥926 per share. Accordingly, the market value of the shares held by Renault at the same date was ¥1,856 billion (€14.885 billion), compared with an acquisition value of ¥802 billion, net of acquisition expenses, based on a purchase price of ¥400 per share. Renault accounts for its strategic shareholding in Nissan by the equity method, as described in Note 12 of the notes to the consolidated financial statements (page 137). At December 31, 2002, the value of this ownership interest came to €6,348 million.

** Average 2002 exchange rate: € 1 = SEK9.1591*

1.2. The Renault-Nissan Alliance

1.2.1. AIMS AND GOVERNANCE

1.2.1.1. The phases and aims of the Alliance

On March 27, 1999 Renault and Nissan signed a partnership agreement forming a bi-national automobile group of global scale. The Renault-Nissan Alliance has annual output of close to 5 million units and offers a full range of vehicles marketed under five brands: Nissan and Infiniti under the Nissan badge and Renault, Dacia and Samsung within the Renault group. The Alliance's commercial and industrial presence extends to most of the world's markets, with strong positions in Japan, Western Europe and the US.

The aim of the Alliance is to **boost the performance of Renault and Nissan**, based on clear principles and a unique approach.

Three basic principles

- **Share resources** to realize economies of scale;
- Leverage the **complementary strengths** in products, markets and know-how to improve efficiency;
- **Preserve the separate brand identities** to maintain strong brand image and appeal to the broadest customer base.

An unprecedented approach

Renault and Nissan have chosen to forge a ground-breaking alliance, based on two autonomous groups linked by a community of interests and pursuing a common strategy of profitable growth. This link-up is quite exceptional. It brings together two companies, fairly similar in size but with distinct and contrasting corporate cultures. Cooperation on this scale between a European and a Japanese group is quite unprecedented. Although the link-up was initially prompted by Nissan's financial difficulties, Renault has always viewed Nissan as a fundamentally healthy group with strong potential.

The innovative approach to building the Alliance is founded on three guiding principles:

- Place an absolute priority on Nissan's recovery, a prerequisite to the success of the Alliance;
- Preserve the two groups' autonomy and separate identities, while focusing on practical cooperation based on mutual respect and shared know-how;
- Foster a pool of common interests and a shared strategic vision to unlock the full potential of synergies.

This approach is instrumental in building a unique bi-national group capable of boosting the performance of both Renault and Nissan. This strategy has underpinned all the Alliance's achievements since 1999.

An exceptional fit

The force of the Renault-Nissan Alliance lies in the close fit between the two partners. From the outset, Renault and Nissan identified extensive areas for cooperation, cost-cutting and exchange of best practice to step up growth at both companies, while preserving brand identity and respecting the individual corporate cultures. This strategy is the key to a win-win partnership.

1999: the first phase of the Alliance

In 1999 Renault took a 36.8% stake in Nissan, together with a 22.5% stake in Nissan Diesel and 100% of Nissan's European finance subsidiaries. The transaction cost a total of ¥643 billion.

The 1999 agreement offered Nissan the option to take a stake in Renault's capital at a later date and gave Renault the option to raise its shareholding in Nissan to 44.4%.

Three Renault directors joined the Nissan Board of Directors – Carlos Ghosn, Thierry Moulonguet and Patrick Pelata. Yoshikazu Hanawa, Nissan's Chairman and CEO, was appointed to the Renault Board of Directors. The Nissan Revival Plan was unveiled on October 18, 1999 by Carlos Ghosn, Nissan's newly appointed Chief Operating Officer. This program aimed to restore Nissan's profitability within three years and halve net debt. Organizational structures were swiftly set up to define and implement collaborative projects. Eleven Cross-Company Teams were formed to pinpoint synergies to be implemented by each partner. These teams were headed by the Global Alliance Committee (GAC) and their role was to ensure that both partners benefited fully from respective areas of expertise, while preserving each company's individual personality.

The Alliance Charter: a blueprint for shared ambition

The Alliance Charter enshrines the principles of shared ambition, mutual trust, respect for one another's differences, and an even balance between the two partners. In short: the common values of the Renault-Nissan Alliance, together with a set of operating rules and confidentiality provisions.

Renault and Nissan are not seeking to create an artificial Renault-Nissan or Franco-Japanese corporate culture. They aim to maximize the benefits of having two different national and corporate cultures harnessed to achieving a common goal.

The working language of the Alliance is English, and both partners have intensifed their training efforts to improve language skills.

Rapid initial results paved the way for the second phase of the Alliance

The initial approach brought rapid development for the Alliance, proving that the two partners could work together successfully towards achieving profitable growth at both companies.

The success of initial cooperative efforts and a faster, fuller than expected recovery at Nissan brought forward the second phase of the Alliance by several months. The purpose of this phase was to strengthen the Alliance in accordance with the principles set out in the initial 1999 agreement.

The second phase started in 2002, ahead of schedule

The second stage of the Renault-Nissan Alliance, designed to enhance the two companies' performance, commenced in 2002. This phase aims to create a community of interests between Renault and Nissan, underpinned by stronger equity ties. It involves establishing a common management team for the bi-national group, develop strategy, and plan for the long term. This development of the Alliance was approved by the Renault Extraordinary General Meeting of March 28, 2002.

Nissan's direct interest in Renault's results forms a genuine community of interests

On March 1, 2002 Renault increased its equity stake in Nissan from 36.8% to 44.4% by exercising the warrants it had held since 1999.

Nissan took a stake in Renault's capital, giving it a direct interest in its partner's results, as was already the case for Renault in Nissan. Nissan Finance Co., Ltd., a wholly-owned Nissan subsidiary, acquired 15% of Renault's capital through two reserved capital increases, on March 29 and May 28, 2002. However, under the French stock market regulations, Nissan Finance Co., Ltd. cannot exercise the voting rights attached to these shares. To lend weight to the Alliance, the French government reduced its stake in Renault to 25.9%.


44.4%
RENAULT

◈ In addition, each company reinforced its presence on the other's Board of Directors. The number of Renault directors on the Nissan Board was increased to four out of nine. An additional Nissan director was appointed to the Renault Board of Directors, giving Nissan two out of a total of 17 seats.

Governance and structures tailored to the Alliance's objectives

The purpose of the second phase of the Alliance is to give Renault and Nissan a unified strategic vision. New organizational structures and a new method of governance have been put into place to boost the performance of both companies.

The second facet of the new agreement called for a strategic management company. **Renault-Nissan b.v. was therefore set up**, incorporated under Dutch law and equally owned by Renault and Nissan Motor Co., Ltd.

This lean, efficient command structure is responsible for medium- and long-term strategy. It bolsters the management of the Renault-Nissan group.

The Alliance Board replaces the Global Alliance Committee (GAC), the decision-making body set up in 1999, but it has a broader role and enhanced powers. The first meeting of the Alliance Board was held on May 29, 2002. The new body is committed to furthering the partners' profitable growth strategy.

Structure of the Alliance at December 31, 2002


44.4%
RENAULT
RENAULT-NISSAN b.v.
(Strategic management)
50%
DACIA
RENAULT SAMSUNG MOTORS
100%
Renault Nissan Purchasing Organization
15%

** At December 31, 2002, RNPO shares were equally owned by Renault s.a.s. and Nissan. The shares will be transferred to Renault-Nissan b.v. in first-half 2003.*

◈ The Alliance Board

The Alliance Board is composed of eight members: Renault's Chairman and CEO, who presides, the President and CEO of Nissan Motor Co., Ltd., who acts as Vice President, three members appointed by Renault's Board of Directors, acting on a recommendation from its Chairman, and three members designated by the Board of Directors of Nissan Motor Co., Ltd. In the event of a tied vote, the President has the casting vote.

The Alliance Board comprises: Louis Schweitzer, President; Carlos Ghosn, Vice President; Pierre-Alain De Smedt; Georges Douin; François Hinfray; Norio Matsumura; Nobuo Okubo; and Tadao Takahashi.

To allow both sides of the Alliance to share the fruits of its performance, the Renault-Nissan agreement provides for reciprocal grants of stock options (or warrants, in the case of Nissan) to members of the Alliance Board. Nissan-designated members received a total of 100,000 Renault stock options for the first time in 2002. As a quid pro quo, members designated by Renault are to receive the equivalent in the form of Nissan warrants following Nissan's next AGM, scheduled for June 2003.

1.2.1.2. Powers of Renault-Nissan b.v.

Renault-Nissan b.v. acts solely on the basis of decisions made by the Alliance between Renault and Nissan.

Renault-Nissan b.v.'s **decision-making powers** with respect to Nissan Motor Co., Ltd. and Renault s.a.s. (see box 3 below) are limited to the following areas:

- Adoption of three-, five- and 10-year plans (strategic company projects, with quantified data);
- Approval of product plans (parts of strategic projects corresponding to the design, development, manufacture and sale of current or future products, vehicles and components);
- Decisions concerning the commonization of products and powertrains (such as platforms, vehicles, transmissions, engines and other components);
- Financial policy, including:
    - discount rates used for studies of profitability and hurdle rates, applicable to future models and investments,
    - risk-management rules and the policy governing them,
    - rules on financing and cash management,
    - debt leverage.
- Management of common subsidiaries, Cross-Company Teams (CCT) and Functional Task Teams (FTT) including CCT/FTT creation, modification or disbandment;
- Any other subject or project assigned to Renault-Nissan b.v. on a joint basis by Nissan Motor Co., Ltd. and Renault s.a.s.

The level of importance of these decisions corresponds to the importance of decisions that either partner would have difficulty making individually without checking to see whether they could be implemented globally to generate economies of scale.

Renault-Nissan b.v. also has the **exclusive power to make a wide range of proposals** to the two operating companies, Nissan Motor Co., Ltd. and Renault s.a.s. These two entities are free to accept or reject such proposals. However, the operating companies cannot take such decisions themselves unless Renault-Nissan b.v. has proposed them. Renault-Nissan b.v.'s power of initiative ensures that the two partners harmonize their policies.

The range of decisions covers:

- The creation and scope of joint subsidiaries;
- Supplementary financial incentive schemes;
- Significant changes in scope, whether geographic or in terms of products (any change involving total expenditure greater than the euro equivalent of $100 million will be deemed significant);
- Strategic investments that affect the Alliance, with the exception of product-specific investments less than the euro equivalent of $500 million;
- Strategic cooperation between Nissan Motor Co., Ltd. and Renault s.a.s. and any third party.

In addition, Renault-Nissan b.v. is to receive the shares of the existing joint subsidiaries of Renault and Nissan Motor Co., Ltd. and the common subsidiaries created in the future by a joint decision of Renault and Nissan Motor Co., Ltd.

All other aspects relating to Renault s.a.s. and Nissan Motor Co., Ltd., whether operational, commercial, financial or labor-related, remain the preserve of the operating companies and the corresponding decisions will be taken independently by these companies' respective governing bodies. The two companies retain their autonomy of management, the identity of their respective brands, their employee-representative bodies, their employees and the results of their performance.

The International Advisory Board

The **International Advisory Board,** comprising prominent members of the business and academic communities in the US, Europe and Japan, guides and assists the Alliance's decision-making bodies.

The Board is chaired by **Louis Schweitzer**, Chairman and CEO of Renault, and **Yoshikazu Hanawa**, Chairman of Nissan. At **January 2, 2003**, the members were **Pierre Bilger** (Alstom, France), **Jean-Claude Casanova** (Institut de France), **Jean-François Dehecq** (Sanofi-Synthelabo, France), **Yoshiharu Fukuhara** (Shiseido, Japan), **Pehr G. Gyllenhammar** (Aviva, United Kingdom), **Toru Hashimoto** (Fuji Bank, Japan), **Haruo Murakami** (Japan Telecom, Japan), **Michel Pébereau** (BNP-Paribas, France), **Iwao Nakatani** (Tama University, Japan), **Frank N. Newman** (Banker's Trust Corporation, US), **Joseph Stiglitz** (Columbia University, US), and **Morris Tabaksblat** (Reed Elsevier, Netherlands).

Carlos Ghosn, President and CEO of Nissan, joined the Board in September 2002.

A foundation dedicated to maintaining the stability of the Alliance

A foundation, organized under Dutch law and linked to Renault-Nissan b.v., has been set up to ensure that Renault-Nissan's ownership structure remains stable. To achieve that goal without precluding a possible change of corporate control, the foundation can subscribe for more than 50% of the capital of Renault Nissan b.v. in the event of a creeping takeover by an outside company or group of companies acting in concert (more precisely, when a threshold of 15% of the capital of Renault or Nissan is breached) otherwise than through a public tender offer. In this case, however, the Renault-Nissan b.v. foundation may not retain control for more than 18 months.

The foundation is managed by a six-member board, four of whom are independent members chosen on an equal basis by Renault and Nissan. The Joint General Meeting of Renault Shareholders on April 26, 2002 ratified the appointment to the foundation's board of Pierre Bilger and Morris Tabaksblat, put forward by the Board of Directors.

Renault Nissan b.v. – the Alliance's strategic management body

Moves to strengthen the Alliance between Renault and Nissan Motor Co., Ltd. and delegate strategic management to Renault-Nissan b.v. made it necessary to reorganize Renault. This resulted in the formation of a simplified joint-stock company, **Renault s.a.s., wholly owned by Renault S.A. and endowed with the bulk of its assets.**

Renault S.A. transferred some of its assets to Renault s.a.s., in accordance with the contribution agreement of February 22, 2002. This transfer was approved by Renault shareholders at the Extraordinary General Meeting of Renault Shareholders of March 28, 2002 and by Renault s.a.s.'s sole shareholder. It took effect on April 1, 2002, backdated to January 1, 2002 for accounting and tax purposes.

Renault S.A. holds Renault's shares in Nissan. In addition to Renault s.a.s. and its subsidiaries, Renault S.A.'s assets primarily consist of the equity interest in Nissan, while its liabilities mainly comprise redeemable shares, financial liabilities and bank borrowings, and personnel, pension and social-security liabilities.

Renault s.a.s. is managed by the Chairman of Renault S.A. and by a Board of Directors composed of the same members as Renault S.A.'s Board of Directors. This reorganization has no effect on Renault's staff or shareholders, or consolidated financial statements.

Both Renault and Nissan continue to operate as two separate companies, each with its own head office, management team, employee-representative bodies and stock market listing. **The operational management at each company** remains in the hands of senior management accountable to their own Board of Directors.

Implementation of the second stage accelarates the global development of the Renault-Nissan bi-national group, now one the world's leading automakers, while preserving both the rights of Renault shareholders and the two groups' operating autonomy.

1.2.2. AREAS OF RENAULT-NISSAN COOPERATION

Since 1999 Renault and Nissan have cooperated in several areas, achieving rapid initial results. The present form of the Alliance, with a common management team and cross-shareholdings, provides a new impetus to Renault and Nissan's cooperation and a shared, long-term vision.

The cooperation is based on clear principles. First, sharing resources to generate economies of scale. Second, using the good fit in terms of ranges, markets and expertise to improve efficiency, while maintaining each brand's separate identity.

1.2.2.1. Sharing resources to generate economies of scale

The Alliance is pursuing a policy of common vehicle platforms and powertrains. This involves coordinating purchasing and sharing production capacity to generate economies of scale and boost profitability.

Two common platforms already in use

Renault and Nissan began developing their **first common platform** for entry-level **B**-segment vehicles in 1999. Nissan was the first to use this platform for its new March model, launched in Japan in March 2002. The platform will serve as a base for the successors to Renault's Clio and Twingo models.

A **second common platform** dedicated to the midrange **C** segment is also in operation. Renault inaugurated this platform with production of Mégane II in 2002.

The Alliance aims to share 10 common platforms **by 2010**.

Common powertrain parts and families

Renault and Nissan are examining the best way to share engines and transmissions. Development tasks are gradually being divided up according to the two groups' respective expertise, with Renault focusing on diesel engines and Nissan on gasoline engines.

Renault has fitted the Nissan 3.5-liter V6 engine to Vel Satis and used Nissan's four-wheel-drive transmission on Kangoo 4x4. From 2003, Nissan's 3-liter diesel engine will power Master and Mascott. In addition, Nissan is to incorporate a Renault manual gearbox in the Micra and Almera and two common-rail diesel engines produced by Renault: a 1.5-liter unit in the Almera and the Micra and a 1.9-liter unit in the Primera.

Streamlining efforts are under way to reduce the number of engine and transmission families to eight and seven respectively **by 2010**.

◈ Joint purchasing policy stepped up

Implementing a global coordinated purchasing policy is a priority in the drive to cut costs, improve services and forge closer partnerships with suppliers. The scope for savings extends to all procurement, including vehicle and powertrain components, raw materials, tools and equipment, services, logistics and spare parts. As sharing of platforms and powertrains increases, the purchasing policy is becoming more coordinated, and now includes a common panel of approved suppliers for the Alliance.

◈ In 2001 Renault and Nissan set up a joint, equally-owned subsidiary, **Renault Nissan Purchasing Organization (RNPO)**, covering 30% of the two companies' worldwide annual purchasing ($14.5 billion). This service company gives Renault and Nissan greater purchasing clout, as it enables them to coordinate specifications and conduct joint negotiations with suppliers. Service quality can also be controlled more effectively. However, purchases are still made separately by each group. In 2002 the Alliance Board decided to strengthen RNPO, increasing the joint purchasing budget to $21 billion. The additional $6.5 billion is mainly for powertrain purchases. **The long-term aim** is for RNPO to cover up to 70% of Renault and Nissan's worldwide procurement.

A common European distribution policy

Renault and Nissan have set up a joint sales organization in seven European countries. The organization is based on a network of common distributors, fewer in number but more powerful than before, and covering a broader area. Each of these joint hubs handles all sales support functions, together with non brand-specific services (spare parts, etc.). The aim is to strengthen the identity of each brand, while leaving activities that have no direct bearing on brands and customers to be dealt with by the sales support structures. In 2001 Renault and Nissan established two single legal entities (SLE), owned by Renault, in the Netherlands and Switzerland. A third SLE was set up in Germany in 2002.

With a view to making the Alliance more effective, Nissan's European sales financing subsidiaries were transferred to RCI Banque. As part of the Renault organization, they benefit from Renault's acknowledged expertise in financing.

◈ Shared production capacity and cross-badging

Through the Alliance, the two partners are also able to cut costs by sharing production capacity. In **Mexico**, Scénic has been built at Nissan's Cuernavaca plant since 2000, and Clio went into production at Nissan's Aguascalientes plant in late 2001. In **Brazil**, Renault's assembly plant for light commercial vehicles commenced production of Nissan's New Frontier pickup in April 2002. This plant already assembled the Renault Master van. In **Spain**, the Trafic compact van went into production at Nissan's Barcelona plant in late September 2002, marking the Alliance's first cross-manufacturing project in Europe. Jointly developed by Renault and General Motors Europe, this model is sold under the Renault Trafic, Nissan Primastar and Opel Vivaro nameplates. The Barcelona plant will roll out around 64,000 units of this model per year. This will raise overall annual production capacity for Trafic to close to 150,000 units, and meet the strong demand for this Van of the Year 2002. In the light commercial vehicle segment, Nissan started selling Interstar, an adapted version of Renault Master, in March 2002.

A joint IS/IT organization

In July 2002 the Alliance Board took the decision to set up Renault Nissan Information Services (RNIS), the Alliance's second joint venture after RNPO. RNIS's role is to define a common IS/IT policy and deliver global information services to Renault and Nissan's IT departments in order to unlock synergy in this area. RNIS became a wholly-owned subsidiary of Renault Nissan b.v. after the implementation of the second stage of the Alliance.

1.2.2.2. Complementary strengths spur development

Renault and Nissan are highly complementary in terms of markets, products and know-how, leveraging their presence in all the major automotive markets. Each can thus move into new markets at a lower cost, relying on the other partner's manufacturing facilities and distribution network. This close fit also enables the groups to round out their respective product and service offers. Moreover, Renault and Nissan each benefit from exchanging know-how in research and development, manufacturing processes and marketing.

Capturing new markets by drawing on support from partner presence

- ◈ Renault's comeback to **Mexico** has been a success, with two Renault models, Scénic and Clio, now produced locally in Nissan's plants. Renault has expanded its Mexican distribution network, which mainly comprises Nissan dealers. At end-2002 there were around 30 sales outlets, three-quarters of them operated by Nissan dealers. Renault and Nissan can now offer their Mexican customers sales financing services thanks to RCI Banque's presence in the country. Renault also moved back into **Peru** with support from Nissan.
- In the **Asia-Pacific region**, the two companies are stepping up the number of joint projects. Thanks to support from its partner, Renault now has a presence in Japan, Taiwan, Australia, and Indonesia.
- In turn, Nissan is expanding its manufacturing and marketing presence in **Mercosur** (Argentina, Brazil, Paraguay and Uruguay) with Renault's support. The New Frontier pickup, built at Renault's Brazilian plant, is the first Nissan model to be assembled in Mercosur.
- In the **Gulf States**, Nissan importers started selling Renault models in Bahrain, Kuwait and Qatar in January 2003. The strategy of receiving support from the partner with the stronger presence in a market is now being applied in this region, following distribution agreements between Renault and Nissan in Europe, Asia-Pacific, Latin America and Morocco.

Rounding out the offer locally, especially the light commercial vehicle range

Thanks to the excellent fit in terms of product ranges, Renault and Nissan can round out their offers locally with vehicles from the other partner's range. To preserve brand identities, the Alliance's cross-badging policy is mainly limited to certain vehicles, such as light commercial vehicles, where brand image is less important, and certain markets. Two examples of this approach are New Trafic, jointly developed by Renault and General Motors Europe, and Interstar, derived from the Renault Master. Nissan has been marketing both models in Europe since 2002. In Mexico, Nissan assembles and markets a variant of the Clio sedan – the Platina – under the Nissan brand name.

Sharing know-how and skills

Renault and Nissan's areas of expertise are strongly complementary. This allows them to make rapid headway in strategic areas. Renault benefits from Nissan's know-how in manufacturing processes. In turn, Nissan gains from Renault's experience in marketing, design, platform strategy and financing of sales and services.

In manufacturing, Renault has received support from Nissan in the training and dexterity of operators, problem-solving, control of delivery times and production programs. The Renault Production Way (SPR) has benefited considerably from this support. Exchange of know-how with Nissan has also improved the shipment of unassembled vehicles in the form of CKD kits. In logistics, Renault and Nissan are jointly defining a global system, having already established joint systems for parts procurement and vehicle transport in Europe. The partners have put into place a joint evaluation method incorporating the two group's best practice and common standards as well as a Quality Charter. Expertise and resources are being pooled in management of parts and accessories. In services, planning specialists follow a common medium- and long-term strategy, sharing planning tools and economic and market scenarios. In addition, the partners exchange market research on products. Efforts are also under way to harmonize cost control as well as legal and tax matters.

To prepare for the mid and long term, Renault and Nissan are working jointly on **advanced research and engineering** in the areas of vehicle weight reduction, emission control, hybrid vehicles, x-by-wire systems, and navigation systems. For fuel-cell vehicles – a crucial research project – Nissan and Renault have implemented a 10-year development program, with Nissan conducting the first stage, out to 2005, and Renault the second, out to 2010.

The exchange of personnel between Renault and Nissan also accelerates the transfer of skills. Around 50 Renault employees have joined Nissan in departments such as supplier relations, product strategy, sales and marketing, and finance. Conversely, over 50 Nissan employees are now working for Renault in the quality, vehicle engineering, manufacturing and powertrain engineering departments. In addition, around 250 staff have been transferred from Nissan to Renault, as part of the restructuring of European sales organizations. About 250 Renault and Nissan executives are also assigned to the Alliance's permanent structures, such as Cross-Company Teams and Functional Task Teams. These employees remain members of their original company.



A French-Japanese team at work at the Technocentre.

1.2.3. RESULTS

Nissan's financial statements are prepared using Japanese accounting standards, which differ from the standards used by Renault. They include intermediate operating totals and some Nissan-specific indicators. To measure the contribution to Renault's results, Nissan's financial statements are restated, as described in Note 12 of the notes to the consolidated financial statements, page 137.

1.2.3.1. Nissan's recovery proved faster and fuller than expected

Nissan's recovery was absolutely essential to the success of the Alliance and the building of a bi-national group focused on the performance and profitable growth of both partners.

The pace of recovery at Nissan has outstripped forecasts, thanks to a rigorous and effective plan coupled with aid from Renault. Within two years, Nissan achieved its targets and returned to profit. Renault's investment in Nissan and its confidence in the potential of this unprecedented Alliance have clearly proved justified.

The Nissan Revival Plan

The Nissan Revival Plan (NRP) was launched in October 1999. This three-year plan has made Nissan a profitable, more efficient group offering enhanced products and services.

The commitments have been met

When the NRP was first announced, Nissan's executive committee outlined three bold commitments:

- A return to net profitability in fiscal year 2000;
- A minimum operating income to sales margin of 4.5% by fiscal year 2002;
- Consolidated net automotive debt reduced to less than ¥700 billion by fiscal year 2002.

When the 2001 financial statements were disclosed, Nissan's executive committee announced that each of these commitments had been met, one full year ahead of schedule.

Key Nissan figures since 1999
under Japanese accounting standards

Fiscal year (April 1 to March 31)	1999	2000	**2001**
Operating margin	1.4%	4.8%	**7.9%**
Net debt (¥ billion)	1,349	953	**432**
Net income (¥ billion)	(684)	331	**372**

Nissan attributed this perfomance to several factors, including:

- Purchasing costs have been slashed;
- Reduction of capacity and improved productivity have greatly enhanced manufacturing efficiency;
- The domestic sales system has been thoroughly revamped, reducing sales and administrative costs, and increasing efficiency;
- Worldwide staffing has been brought in accordance with needs;
- Non-core assets have been sold;
- Efficiency in R&D has increased;
- An exciting new lineup of Nissan products is winning market share worldwide.

The Nissan 180 plan targets lasting growth

In early 2002 the Nissan executive committee unveiled **Nissan 180**, a new plan focusing on profitable growth.

The objectives of Nissan 180 are clear from its name:

1: Sell an additional 1 million units worldwide by fiscal year 2004 relative to fiscal 2001 figures. Achievement of this goal will be measured between October 2004 and September 2005.

8: Realize an 8% operating margin over the full fiscal year 2004, the third year of the Nissan 180 plan, under constant Japanese accounting standards. This margin should position Nissan at the top level of profitability in the automobile industry worldwide.

0: Achieve zero net automotive debt by the end of fiscal year 2004 (March 31, 2005), under constant Japanese accounting standards.

These goals are to be achieved by:

- Generating more revenue;
- Reducing costs;
- Increasing both quality and speed;
- Maximizing the Alliance with Renault.

To that end, Nissan intends to step up the pace of new-vehicle launches. Nine new models were released during the NRP. In fiscal 2002 alone, 12 all-new products will be launched worldwide. Over the Nissan 180 period, a minimum of 28 new models will be launched across all segments, throughout the world.

Rebuilding a strong position in Japan is a cornerstone of Nissan 180, as strength in the domestic market will sustain Nissan's presence elsewhere around the world.

Nissan's financial statements for first-half fiscal year 2002, under Japanese accounting standards

(April 1 to September 30, 2002)

On November 19, 2002, Nissan filed its financial results for the first half of fiscal year 2002 ended September 30, the first six months of the Nissan 180 plan.

Net income was ¥287.7 billion (€2.46 billion), a 25% rise on the same period in 2001. Operating income was ¥348.3 billion (€2.98 billion), up 84.5% year-on-year, giving an operating margin of 10.6% of revenues compared with 6.3% for the first half of 2001.

1.2.3.2. Nissan makes a growing contribution to Renault's results

Renault's shareholding in Nissan – raised from 36.8% to 44.4% in 2002 – combined with Nissan's full and speedy recovery, has allowed Renault, which accounts for Nissan's restated income under the equity method, to benefit from Nissan's positive contribution.

◈ After restatement, the income reported by Nissan for the first half of fiscal 2002 (April 1 to September 30, 2002) contributed €910 million[1] to Renault's net income in second-half 2002, including €79 million from application of IAS 38. This contribution came in addition to the €425 million contribution recognized in Renault's first-half results.

For the **full fiscal year 2002**, Nissan's contribution to Renault's net income was €1,335 million, including €190 million from application of IAS 38. In the fiscal years 2001 and 2000, Nissan made positive contributions to Renault's net income of €497 million and €56 million, respectively.

◈ **Renault also receives dividends as a Nissan shareholder.**

In 2001 Renault received dividends of ¥7 per share, equivalent to ¥10,250 million (€99 million) in respect of Nissan's fiscal year 2000. In 2002 Renault received an average dividend from Nissan of ¥8 per share, or a total of ¥13.9 billion (€117 million) in respect of Nissan's fiscal 2001, together with an interim dividend payment of ¥4 per share, equivalent to ¥8 billion (€66 million) in respect of fiscal 2002.

Given strong earnings and bright prospects, Nissan announced in October 2002 that it would triple its payout over the forthcoming three years, from ¥8 per share in fiscal 2001 to ¥14, ¥19, and ¥24, respectively, in 2002, 2003 and 2004.

(1) After goodwill amortization of €23 million for the half-year period and based on an average exchange rate of ¥116.90 to €1 over the half year.

1.2.3.3. Global industrial and commercial presence

Renault and Nissan have an industrial and commercial presence worldwide. The two partners' markets and production sites offer an exceptionally good fit, with wide coverage and strong positions in Europe, North America and Asia.

Nissan's industrial presence spans 19 countries, while Renault has manufacturing facilities in 17 countries, including the new brands Dacia and Renault Samsung. The two groups also share production capacity in three countries: at Nissan's Cuernavaca and Aguascalientes plants in Mexico, at Renault's Curitiba light commercial vehicle plant in Brazil and, since end-2002, at Nissan's Barcelona plant in Spain.

In 2002 Renault and Nissan's combined worldwide sales amounted to **5.1 million** vehicles, with 2.3 million sold in Western Europe, 804,186 in North America and 776,140 in Japan. Total sales in Latin America amounted to 389,993 units, including 227,525 in Mexico. A further 221,206 vehicles were sold in the Middle East and Africa. The Alliance's global market share came to **9.1%**, ranking the Alliance among the **world's top five automakers**.

◈ Renault-Nissan Alliance worldwide sales(1)

(passenger cars and light commercial vehicles)

	2002(2)	2001(2)	% change 2002/2001
Renault group	**2,403,975**	2,413,038	**- 0.4%**
- Renault	2,229,112	2,287,804	- 2.6%
- RSM(a)	117,088	70,788	65.4%
- Dacia(a)	57,775	54,446	6.1%
Nissan group	**2,735,530**	2,580,757	**6.0%**
- Nissan	2,640,650	2,505,627	5.4%
- Infiniti	94,880	75,130	26.3%
Renault-Nissan Alliance	**5,139,505**	4,993,795	**2.9%**

(a) Domestic market sales and exports.

Western Europe

	2002(2)	2001(2)	% change 2002/2001
Renault	**1,869,251**	1,905,635	**- 1.9%**
France	763,612	792,530	- 3.6%
Germany	227,182	220,465	3.0%
Spain	202,186	216,869	- 6.8%
Italy	182,352	187,974	- 3.0%
UK	215,343	198,567	8.4%
Nissan	**432,017**	454,378	**- 4.9%**
France	35,800	34,038	5.2%
Germany	64,269	65,434	- 1.8%
Spain	56,523	73,902	- 23.5%
Italy	59,616	66,616	- 10.5%
UK	106,583	97,963	8.8%
Alliance	**2,301,268**	2,360,013	**- 2.5%**
France	799,412	826,568	- 3.3%
Germany	291,451	285,899	1.9%
Spain	258,709	290,771	- 11.0%
Italy	241,968	254,590	- 5.0%
UK	321,926	296,530	8.6%

North America

	2002(2)	2001(2)	% change 2002/2001
Nissan (incl. Infiniti)	**804,186**	759,972	**5.8%**
US	739,525	703,308	5.1%
Canada	64,661	56,664	14.1%

Japan

	2002(2)	2001(2)	% change 2002/2001
Renault	2,414	2,778	- 13.1%
Nissan	773,726	731,615	5.8%
Alliance	**776,140**	734,393	**5.7%**

(1) Note on methods:

- *Renault defines "sales" as registrations of new vehicles, plus billings for certain regions. For Western Europe, in addition to registered vehicles, a further 40,426 unregistered units must be added to the 2002 total (vs 41,861 in 2001). In line with standard car industry practice, market share is computed either from the latest figures supplied by official bodies, such as CCFA in France and ACEA in Europe, or from data sourced from automakers, hence sales.*
- *For Nissan, the data are those published by the company itself.*

(2) Provisional data.

Latin America[1][a]

	2002[2]	2001[2]	% change 2001/2002
Renault	**132,482**	148,644	**- 10.9%**
Brazil	61,266	70,389	- 13.0%
Argentina	17,737	35,530	- 50.1%
Mexico	15,877	3,616*	339.1%
Nissan	**257,511**	227,983	**13.0%**
Brazil	4,412	1,554	183.9%
Argentina	1,090	1,399	- 22.1%
Mexico	211,648	190,537	11.1%
Alliance	**389,993**	376,627	**3.5%**
Brazil	65,678	71,943	- 8.7%
Argentina	18,827	36,929	- 49.0%
Mexico	227,525	194,153	17.2%

*(a) The Latin American zone includes Argentina, Brazil, Mexico (*first year of sales for Renault), Chile, Paraguay, Peru, Uruguay, Venezuela, Colombia, and Puerto Rico.*

Middle East and Africa

	2002[2]	2001[2]	% change 2001/2002
Renault	68,120	68,481	- 0.5%
Nissan	153,086	140,346	9.1%
Alliance	**221,206**	208,827	**5.9%**

Other international[b]

	2002[2]	2001[2]	% change 2001/2002
Renault	331,708	287,500	15.4%
Nissan	315,004	266,463	18.2%
Alliance	**646,712**	553,963	**16.7%**

(b) Including the Asia-Pacific region, Eastern Europe and US territories in the Pacific.

2002 – Worldwide sales and industrial facilities

Thousands of units



804
804
North America
United States
Mexico
(assembly Clio/Scénic)
Colombia
390
132
258
Latin America (3)
Brazil
(assembly Frontier)
Chile
Uruguay
Argentina
Renault group
Nissan group

(3) Including Mexico.
(4) Including Russia and Turkey.

(1) Note on methods:

- *Renault defines "sales" as registrations of new vehicles, plus billings for certain regions. For Western Europe, in addition to registered vehicles, a further 40,426 unregistered units must be added to the 2002 total (vs 41,861 in 2001). In line with standard car industry practice, market share is computed either from the latest figures supplied by official bodies, such as CCFA in France and ACEA in Europe, or from data sourced from automakers, hence sales.*
- *For Nissan, the data are those published by the company itself.*

(2) Provisional data.


2,301
1,869
432
Western Europe
ited Kingdom
France
Spain
rtugal
Spain
Morocco
Russia
DACIA-Romania
Slovenia
Turkey
Egypt
Iran
Pakistan
219
200
19
Central and Eastern Europe (4)
777
3
774
Japan
China
Korea
Japan
Taiwan
Thailand
Vietnam
Philippines
Malaysia
Malaysia
221
68
153
Middle East and Africa
Kenya
Indonesia
399
131
268
Asia - Oceania
Zimbabwe
South Africa

Renault group plants

Body assembly
Argentina, Brazil (including Nissan Frontier assembly), China, Colombia, France, Korea (Renault Samsung Motors), Malaysia, Morocco, Romania (Dacia), Russia, Slovenia, Spain, Turkey, Uruguay.

Powertrain
Brazil, Chile, France, Korea, Portugal, Romania, Spain.

Nissan plants

Body assembly
China, Egypt, Indonesia, Iran, Japan, Kenya, Malaysia, Mexico (including Renault Scénic and Renault Clio assembly), Pakistan, Philippines, South Africa, Spain, Taiwan, Thailand, United Kingdom, United States, Vietnam, Zimbabwe.

Powertrain
Iran, Japan, Malaysia, Mexico, Philippines, South Africa, Spain, Taiwan, Thailand, United Kingdom, United States.

1.2.3.4. Quantified data on joint operations

Overall in fiscal 2002, Renault's sales to Nissan amounted to around €480 million, while Renault's purchases from Nissan totaled €130 million, as explained in Note 12-E of the notes to the consolidated financial statements, page 140.

1.3. The profitable growth strategy

Renault is working with Nissan to build a major global automobile group.

To this end, and in keeping with both corporations' values and identities, Renault and Nissan are pursuing a strategy of profitable growth. Renault, together with associated brands Dacia and Renault Samsung, aims to sell 4 million vehicles worldwide in 2010.

This strategy is founded on excellence in our core business, the quality and appeal of our products, customer satisfaction, the dedication of Renault group employees and the shared commitment of our partners.

The strategy entails **five priorities**:

1. Build recognition for our **brand identity**;

2. Be the most competitive manufacturer on our markets in terms of **quality, costs and delivery times**;

3. **Extend our international reach**;

4. **Develop Renault's core values**;

5. Translate success into **financial performance**.



The success of Mégane II has enhanced Renault's brand identity.

GOAL 1: BUILD RECOGNITION FOR OUR BRAND IDENTITY

The hallmarks of Renault's brand identity are vision, daring and warmth.

This brand identity enjoys wide recognition; in our customers' eyes it stands for:

- Vehicles with impeccable fundamentals: first-rate technological expertise, active and passive safety, quality (including perceived quality, reliability and durability), care for the environment, fuel efficiency, and low ownership and running costs.
- A powerful, innovative range offering outstanding design, driving pleasure and traveling comfort.

The sales, after-sales and financial services offered by Renault and its distribution network also contribute to brand image through their special relationship with customers.

Associated brands Dacia and Samsung symbolize their own distinctive identities and values.

Recognition of our brand identity

For Renault, **brand identity** is one of the cornerstones of its profitable growth strategy. In 2000 Renault redefined its brand identity according to the three core values underlying the brand's strength:

- **Vision**: Renault offers innovative concepts, designed to embrace tomorrow's values and lifestyles while fulfilling customers' current expectations.
- **Daring**: Renault devises new solutions that break with conventional thinking.
- **Warmth**: Renault's vehicles provide unequaled driving pleasure and traveling comfort.

A powerful, innovative range

The new brand signature "**Renault. Créateur d'Automobiles**" embodies the brand identity and encapsulates the innovative values that Renault stands for. Several new models have been launched under this slogan: Laguna II in the D segment, followed by Avantime, Vel Satis and Espace IV at the high end, and most importantly the distinctive Mégane II in the mid range. This model was voted Car of the Year 2003 by a jury of European motoring journalists.

This brisk launch pace is set to continue with four new versions of Mégane being released in 2003 and plans to renew the entry-level range from 2004.

The brand identity has also been strengthened in the light commercial vehicle segment, with New Trafic voted Van of the Year 2002 by a jury of European motoring journalists.

Vehicles with impeccable fundamentals

Renault continues to work on improving automotive fundamentals.

◈ In **the area of safety**, Mégane II and Vel Satis are now, with Laguna II, among the few models to have been awarded the maximum five-star rating by Euro NCAP, an independent European testing organization. Each of these models was also judged best in class. Renault now offers the safest range in the automobile industry.

◈ The latest advance in **care for the environment** is Ellypse, Renault's new concept car, which made its debut at the 2002 Paris Auto Show. It embodies Renault's desire to create the car of the future compatible with the group's commitment to sustainable development. Ellypse's design is environmentally friendly: its architecture favors easy removal and recycling of components at the end of the car's life-cycle, the new-generation diesel engine reduces fuel consumption and exhaust emissions, while the advanced x-by-wire technology and specific electrics boost the car's environmental performance. In 2002 Renault's European range had one of the best ratings in terms of CO_2 emissions of all carmakers.



The Ellypse concept car: designed with sustainable development in mind.

GOAL 2: BE THE MOST COMPETITIVE MANUFACTURER ON OUR MARKETS IN TERMS OF QUALITY, COSTS AND DELIVERY TIMES

Our **competitiveness** hinges on high **quality**, low **costs** and speedy **delivery** in all functions, services, processes and operations.

To achieve this, all parties must work together effectively, ensuring the commitment of the extended enterprise that includes our suppliers, our distribution networks and all our partners.

Our capacity to **respond quickly** and effectively is an essential ingredient of competitiveness.

Competitiveness requires the **constant exchange of best practice** and the pursuit of economies of scale with Nissan.

Cost cutting

In its drive for competitiveness, Renault has acquired considerable cost-cutting expertise over the last few years. The initial three-year program to cut costs by €3 billion was renewed in 2001 for a further three years (2001, 2002 and 2003) with the aim of trimming costs by a further €1 billion each year. Over the duration of the plan, which ends in December 2003, the planned cost reductions will come primarily from **purchasing** (about 50%), and to a lesser extent from **distribution** (around 20%) and **production** (close to 10%). The savings in purchasing will be generated by closer partnerships with Renault's suppliers, scale effects from the Alliance with Nissan and development of business-to-business activity. Others sources of savings include engineering, warranty costs, IT expenditure, costs of international transactions and general costs.

Shorter delivery times

Renault has made significant progress in reducing vehicle development times. Thanks to shorter engineering and manufacturing phases, the development time for the **Mégane II** Hatch and Sport Hatch was just 29 months, from the design freeze to pass-off to sales, compared with 46 months for the previous-generation Mégane. This achievement is largely attributable to the Technocentre's vehicle project approach, which brings together all the teams involved in design and development at a single site, thereby improving and speeding up the process. The reduction in delivery times is of cardinal importance, not only financially, but also commercially, since shorter development times enable Renault to respond more quickly to shifts in demand.

Responsiveness

Pursuing its ambition to be the most competitive and most responsive in its markets, Renault became the first European carmaker to apply the unique "delivery to order" distribution concept across its whole range. Under **New**

Distribution, cars are **manufactured to customers' specifications** within a short timeframe, unlocking the full potential of an increasingly diverse range. In 2002 over half of all vehicles coming off the assembly line were built to customer order, compared with around one in six in 2000. New Distribution has also cut **delivery times**. Three out of four customers now receive delivery within five weeks, as opposed to just one in six before the program. Delivery times are also increasingly consistent, with over 80% of vehicles delivered on the date specified in the order, versus only 60% two years ago. New Distribution has also brought an annual 10% **reduction** in manufacturer and distributor **inventories** in each of the past three years.

Exchange in best practice and quality

Renault has much to gain from the **Alliance** as Nissan is an acknowledged expert in quality. Sharing advances in product and service quality is an integral aspect of the synergies expected from the Alliance. Exchanges of staff are under way in this area. Their work is coordinated by a Functional Task Team (FTT) specifically dedicated to quality. The FTT is responsible for establishing a common language and set of processes for the Alliance's vehicle and powertrain projects. These joint procedures make up the Alliance's Quality Charter, signed at the start of 2002. Renault and Nissan now apply a common system of quality measurement for vehicles coming off the assembly line: the Alliance Vehicle Evaluation Standard (AVES). This standard is gradually replacing the evaluation methods used to date in the two partners' production facilities.



Controlling the quality of underbody welding on a Clio at Nissan Mexicana's Aguascalientes plant.

GOAL 3: EXTEND OUR INTERNATIONAL REACH

Renault maintains its goal of accelerating growth, with a view to generating half of sales outside Western Europe in the longer term. At the same time, Renault is committed to holding on to its position as Europe's number-one brand for cars and light commercial vehicles.

To achieve these goals, we must:

- Reinforce existing operations and set up new ones in target countries;
- Win our place with products suited to individual markets;
- Internationalize managerial staff, corporate culture and expertise in technology, sales, finance and management;
- Control the risks inherent to this type of strategy;
- Take full advantage of the Alliance with Nissan;
- Vigorously expand the business of Dacia and Renault Samsung Motors on both domestic and export markets.

Take full advantage of the Alliance with Nissan

Renault and Nissan are reaping the benefit of the synergies from their excellent geographic fit.

Renault provides support for Nissan's development in Western Europe, and is increasing regional cooperation with its partner and stepping up expansion into new markets under the best conditions.

- Two years after Renault's return to Mexico, where it draws support from Nissan Mexicana's strong industrial capacity and commercial structure, Renault has topped the 15,000 sales mark and finished the year ahead of its forecasts. In 2002 Renault sold 15,877 vehicles in Mexico, increasing the brand's share of the passenger-car market in the country by 1.7 percentage points to 2.2%. This performance was largely driven by Clio II's success. This model is produced along with Scénic at Nissan's Mexican plants in Aguascalientes and Cuernavaca.
- Renault has started expansion in Central America, Ecuador, and Peru and also the Middle East and the Gulf States, again with support from Nissan's local structures. In January 2003, Nissan importers started selling Renault models in Bahrain, Kuwait and Qatar.
- In the Asia-Pacific region, Renault's development is under way with support from Nissan, in Japan, Australia, Taiwan and Indonesia. Similarly, Renault Samsung Motor's roll-out in South Korea is underpinned by the Alliance with Nissan.

Vigorous expansion of Dacia

Renault's objective is for Dacia to be a low-cost, locally-integrated production base capable of building robust, modern, entry-level vehicles, tailored to the expectations and means of customers in emerging markets.

In strengthening Dacia, the priorities are to:

- Upgrade the Pitesti plant and the distribution network;
- Renew the product range;
- Launch an **entry-level vehicle** with a €5,000 price tag, which is the **key to capturing this market.** This new model is scheduled for launch at end-2004 and will be developed, in part, on the Renault-Nissan Alliance's B platform.

In 2002 Dacia maintained its position as market leader in Romania, increasing sales by 6.1% to 57,775 vehicles.

Renault Samsung Motors

Two years after the acquisition by Renault and the restart of production, Renault Samsung Motors (RSM) returned to profit, two years ahead of schedule.

While optimizing capacity at the Busan plant in South Korea and building a national distribution network, RSM has also been focusing efforts on developing a range of vehicles suitable for the South Korean market. The first model to be released by RSM following the acquisition by Renault in September 2000 was the SM5, a top-range sedan based on the Nissan Maxima. In early September 2002, a second model was launched in South Korea, the SM3, a lower midrange sedan also based on a Nissan model. With the SM3 and SM5, RSM now covers around 40% of the South Korean market.

The launch of the SM3 has boosted sales by 65.4% to 117,088 vehicles, far outstripping the 2002 target of 90,000 units.

RSM makes Renault the first European carmaker to establish a presence in South Korea, a country that has traditionally discouraged foreign investment, but which is Asia's second-largest automobile market.

RSM **aims to sell 500,000 vehicles in 2010**, half of which as exports. The objective is to become a major player in the South Korean automobile market and to build up export sales, particularly to Asian countries. RSM is well-placed to achieve this, thanks to a highly competitive base comprising a state-of-the-art plant, a research and development facility and a thriving distribution network. RSM looks set to make positive contribution to the growth policy of the Renault group and the Renault-Nissan Alliance.

GOAL 4: DEVELOP RENAULT'S CORE VALUES ◈

Developing Renault's core values means respecting employees worldwide and helping them to progress, fostering a spirit of openness, ensuring the full transparency of information and being honest and fair in accordance with the Renault Code of Good Conduct. It entails working with its partner Nissan in compliance with the Alliance Charter.

It also means that today's results must be achieved in a way that lays the foundations for future success, while preserving environmental quality and the cohesion of the society in which Renault operates. In this way, Renault will be making its contribution to sustainable development around the world.

Doing this calls, in turn, for a united drive to work together more effectively, applying energy, pride, intelligence, competence, expertise and entrepreneurial spirit to active teamwork:

- A far-reaching commitment to training and recruitment efforts to attract and retain the best talent;
- Empowered management dedicated to clearly identified, shared goals;
- Organization structured for short lines of command, networking, cross-functional initiatives and responsiveness;
- Attractive compensation reflecting individual and collective performance, as well as levels of responsibility;
- Frank and open dialogue with employees and employee representatives in negotiations favoring decentralization and preparing for changes to come.

Developing Renault's core values

Like all its competitors, Renault must achieve a balance between the short and long term, as well as between the various environmental, social and economic objectives, which constitute the three components of **sustainable development**.

Renault's aim is reconcile corporate development with concern for environment in the broadest sense of the term.

To achieve this, Renault applies four straightforward principles:

- Promote scientific research to reach a better understanding of the car and its environment;
- Act pre-emptively to eliminate hazards to human health and the environment;
- Ensure job satisfaction and career development for employees;
- Contribute to the development of the communities in which the group operates.

By applying these principles, Renault gains a greater understanding of the effect of its activities and products on the environment and can work towards minimizing their impact.



Renault's Corporate Design Department is brimming with talent.

Nevertheless, the solutions that a manufacturer can bring in relation to its products and customer requirements are not dependent solely on technological progress, which is within its competence, but also on the behavior of all other players: users, and public authorities whose regulatory and tax measures directly influence product choice and use. This is why Renault constantly strives to establish and encourage far-sighted, fair and effective polices.

Renault's objectives in sustainable development

Renault has been a pioneer in several fields, and is determined to continue breaking new ground. Its approach to sustainable development is founded on three fundamental values: **transparency**, **consistency** and **research**.

Transparency requires that all information on the sustainable development policy, whether regarding governance, products, or environmental and social issues, be freely available to the largest number of people, either via the annual report or the group's website, which now has over 300 webpages.

Actions must be consistent with principles in the drive to minimize the impact on our environment and our society of new technology and fuels developed by the group. At the same time, Renault aims to improve the quality of life for as many as possible at an acceptable cost, by enhancing the active and passive safety of its vehicles.

Renault will ensure that business decisions are **consistent** with the stage of development in emerging markets, by launching vehicles which are less expensive, but nevertheless environmentally friendly, for example the model being developed in Romania. Renault's expertise paves the way for the group to play an active role in establishing the concept of sustainable development in emerging markets, where consumer spending is set to rise steadily.

Renault must continue **research** into ways of improving vehicle features as a means of providing mobility for all. The **Alliance with Nissan** gives Renault greater scope to advance in this field.

The automobile industry's long-term future depends upon resolving the issues relating to vehicle use. Renault is committed and determined to use its expertise to forge continuing progress in this field.

◈ In **November 2002**, Renault received an **award for the best Sustainable Development Report**. This award was set up by Entreprise et Progrès in partnership with Arese, Ernst & Young, Euro RSCG Omnium, Investir and Orse, and pays tribute to Renault's consistent strategy and management methods in step with sustainable development principles.

GOAL 5: TRANSLATE SUCCESS INTO FINANCIAL PERFORMANCE

Renault must create value to provide the resources for independent development and meet shareholder expectations.

In current market conditions, this means generating **a net return on equity of at least 11%** and **an operating margin of 4% of revenues on average over a business cycle.**

Equity interests in **Nissan** and **AB Volvo** must make contributions to net income consistent with the 11% minimum for ROE and yield dividends significantly higher than the cost of financing these interests.

The cyclical nature of Renault's business means that **debt must be kept under control** at all times and that it should fall to nil at the peak of the cycle.

At Renault, we are committed to building lasting relationships with our shareholders and, by the same token, to transparency of information, regular communication, high standards of corporate governance and payment of attractive dividends.

Return on equity

A **net return on equity of at least 11%** is one of the criteria applied in evaluating the return on projects and on group activities. In 2002 the net return on equity was 19.8%, thanks to Nissan's contribution to Renault's net income.

Operating margin

Renault targets **an operating margin of 4% on average over a business cycle**. In 2002 the Renault group achieved an operating margin of 4.1% of revenues (2.5% before accounting for development costs under IAS 38), despite renewal costs on the Mégane range and lackluster conditions in some of the emerging markets where Renault is present (Mercosur, Turkey).

The average age of the lineup is expected to come down to between three and three-and-a-half years over the next few years, thanks to a brisk pace of product launches. The renewal of the Mégane range started in October 2002 and will continue in 2003, while the entry-level models are due to be revamped in 2004.

Nissan dividends

On reporting interim earnings on October 23, 2002, Nissan announced that it would increase its dividend payout over the next three years, given the marked improvement in profits. The dividend is expected to be raised from ¥8 per share in fiscal 2001 to ¥24 per share in fiscal 2004. This will amply cover the cost of financing Renault's stake in Nissan.

In 2002 Renault received dividend income of ¥12 per share from Nissan, comprising ¥8 in respect of fiscal year 2001 and an advance dividend of ¥4 on 2002 earnings.

Net debt reduction

Renault's objective is for **automotive debt** to fall to **nil at cycle peak.**

The improvement in operating conditions achieved through tight control of working capital requirements has brought net financial debt down to €2.495 billion at end-December 2002, reducing the debt-to-equity ratio to 21.1% from 39.1% at end-December 2001.

Having increased its stake in Nissan from 36.8% to 44.4%, Renault based its 2002 financing policy on the yen. As most of the automotive debt at end-December 2002 was in yen, this has lowered financing costs.



Renault shareholders visiting the Flins plant.

2

Corporate Governance



Like Laguna II and Mégane II, Vel Satis received a five-star rating from Euro NCAP, earning its billing as "best in class".

2.1. Renault and its shareholders

2.1.1. LEGAL INFORMATION ABOUT RENAULT

2.1.1.1. General presentation

Business name and registered office

Business name: Renault
Registered office: 13-15 Quai Le Gallo, 92100 Boulogne-Billancourt – France

Legal form

Organized as a *société anonyme* (public limited company) under French law, Renault is governed by the provisions of Book II of the Commercial Code on commercial undertakings, and the provisions of the Employee Profit Sharing Act No. 94-640 of July 25, 1994.

Date of formation and duration of the company

The company was formed on January 16, 1945 and will cease to exist on December 31, 2088 except in the case of early termination or renewal.

Purpose

The company's corporate purpose is the design, manufacture, trade, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and manufacture of spare parts and accessories used in connection with the manufacture and operation of vehicles. It also encompasses all types of services relative to such operations and, more generally, all industrial, commercial, financial, investment and real estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

Company registration number

Renault is registered with the Registrar of Companies in Nanterre under the number B 441 639 465 (APE code 341 Z; Siret code: 441.639.465.03591).

Access to legal documents

Legal documents such as the articles of incorporation, minutes of Annual General Meetings, auditors' reports and all other documents made available to shareholders in accordance with law are available at the company's head office.

Financial year

The company's financial year runs for 12 months from January 1 to December 31.

2.1.1.2. Special provisions of the articles of incorporation

Statutory appropriation of net income

Net income is appropriated in compliance with existing legislation.

Distributable income consists of the current year's income, less previous losses and amounts transferred to the legal reserves, plus retained earnings brought forward from previous years. Upon recommendation by the Board of Directors, the General Meeting may then determine portions of this income to be allocated to optional ordinary and special reserves or to be carried over. The balance, if any, is divided among the shares in proportion to their paid-up and unamortized value.

In accordance with legal provisions, the General Meeting has the authority to offer shareholders the option of receiving all or part of the dividend payout in cash or in shares. Requests for the payment of scrip dividends must be submitted within the time period established by the General Meeting, without exceeding three months from the date of the Meeting. The Board of Directors may choose to suspend this period for up to three months if the share capital is increased.

General Meetings of Shareholders

General Meetings are convened in accordance with legal and regulatory provisions. All shareholders are entitled to attend. Owners of bearer shares or shares registered in an account not held by the company who wish to attend or be represented at General Meetings must submit a certificate drawn up by the intermediary who holds their account, attesting that their shares are not available in the period up to the date of the meeting. Such certificate shall be submitted at the place indicated in the meeting notice, at least five days before the date set for the General Meeting. Owners of shares registered in an account held by the company who wish to attend or be represented at General Meetings must have their shares registered on their behalf in the company register at least five days before the date set for the General Meeting. The Board of Directors is authorized to reduce the time period specified above.

Shares and voting rights

Shares are registered in an account according to the provisions and terms established by law. Fully paid-up shares are in either registered or bearer form, at the discretion of their owner, subject to legislation in force and the articles of incorporation. However, shares that are not fully paid-up must be in registered form.

Shares entitle the holder to vote.

Identifiable bearer shares

The company is authorized to make use of the appropriate legal provisions for identifying shareholders having immediate or future voting rights in its own shareholders' meetings.

Shareholding disclosures

In addition to the legal requirement that shareholders inform the company if they hold certain percentages of its share capital, every shareholder or fund management company holding a number of shares equal to or greater than 0.5% of the share capital, or a multiple of this percentage less than or equal to 5% of the share capital, is required to inform the company of the number of shares held. Such information shall be notified by registered letter with return-receipt within five trading days of the registration of the shares that caused this threshold to be breached. In excess of 5%, the declaration requirement specified in the preceding paragraph applies to fractions of share capital of 1%. For the purposes of determining the thresholds described above, indirectly held shares or shares assimilated to equity held as defined by the provisions of Article L 233-7 of the Commercial Code will also be taken into account. The declarer must certify that the said declaration includes all shares held or owned within the meaning of the preceding paragraph, and must indicate the acquisition date(s). The declaration requirement applies in the same manner if the holding falls below any of the aforementioned thresholds, 0.5% or 1% as applicable.

If the conditions described above are not respected, any shares exceeding the fraction that should have been declared are stripped of voting rights for all shareholders' meetings for a period of two years after the required declarations are made, insofar as this is requested at the meeting by one or more shareholders who together hold at least 1% of share capital.

2.1.2. GENERAL INFORMATION ABOUT RENAULT'S SHARE CAPITAL

2.1.2.1. Change in share capital

The Extraordinary General Meeting may, under the conditions specified by law, increase or reduce the share capital and authorize the Board of Directors to carry out such transactions, with the possibility of delegating them to the Chairman of the Board.

With the second stage of the Alliance, the second resolution of the Extraordinary General Meeting of March 28, 2002 endorsed **a capital increase reserved for Nissan Finance Co., Ltd.**(1).

The capital increase took place in two stages:

- **March 29, 2002** on the decision of the Board of Directors meeting of March 28, 2002
- **May 28, 2002** on the decision of the Board of Directors meeting of May 24, 2002

(1) The arrangements are described in a prospectus registered with the Commission des Opérations de Bourse (COB) on March 26, 2002 under no. 02-275. The prospectus can be downloaded from the Analysts & Shareholders section of Renault's website and from the COB website (under SOPHIE).

2.1.2.2. Share capital

At December 31, 2002 the share capital of Renault S.A. amounted to €1,085,610,419.58 (one billion eighty- five million six hundred and ten thousand, four hundred and nineteen euro and fifty-eight cents), consisting of 284,937,118 shares with a par value of €3.81. The shares are fully subscribed and paid in.

2.1.2.3. Change in capital ownership over the past five years

	Transaction	Resulting capital	
		€	In number of shares
01/2001	Conversion of share capital to euro	€913,632,540.27	239,798,567 shares, €3.81
12/2001	Capital increase reserved for employees: 2,397,983 shares issued at €3.81	€922,768,855.50	242,196,550 shares, €3.81
03/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 37,799,462 shares issued at €50.39 (nominal value: €3.81)	€1,066,784,805.72	279,996,012 shares, €3.81
05/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 4,941,106 shares issued at €52.91 (nominal value: €3.81)	€1,085,610,419.58	284,937,118 shares, €3.81

Note: There were no changes in share capital in 1998, 1999 and 2000.

2.1.2.4. Share buybacks

Pursuant to articles L 225-209 et seq. of the Commercial Code, the eighth resolution of the Joint General Meeting of Shareholders of April 26, 2002 authorized the company to trade in its own shares, with a view, in particular, to achieving the following (in order of priority): to transfer some or all of the shares thus acquired to employees and managers of the company and the group, under the conditions and according to the procedures set down by law and/or to stabilize the share price by buying or selling shares on the open market.

This buyback program was carried out following a decision by the Board of Directors' meeting of April 26, 2002 and was detailed in a prospectus *(note d'information)* dated June 3, 2002 and registered with the Commission des Opérations de Bourse (COB) under the number 02-660.

Transactions must be executed within a maximum purchase-price spread of €90, and a minimum sale-price spread of €15, and the number of shares that can be acquired cannot exceed 10% of the total number of Renault shares.

The company traded in its own shares with the sole purpose of covering its stock option programs. In all, 1,859,000 shares were purchased in 2002 in connection with this aforementioned authorization at a weighted average price of €49.34, bringing the total to 10,278,482.

The authorization will expire at the next Annual General Meeting convened to approve the financial statements.

2.1.2.5. Capital increase reserved for employees

Pursuant to Articles L443-1 et seq of the Labor Code and Article L 225-138-IV of the Commercial Code, the fourth resolution of the Extraordinary General Meeting of March 28, 2002 delegated to the Board of Directors the powers needed to increase the share capital by no more than 5%, on one or more occasions, by issuing shares reserved for employees, subject to certain conditions. The Board of Directors did not use these powers in FY 2002.

2.1.2.6 Capital increase by issuance of shares

The Joint General Meeting of Shareholders on May 10, 2001 passed several resolutions empowering the Board of Directors, should the need arise, to proceed on its own initiative with the issuance of shares or other equity securities, with or without pre-emptive rights.

Shareholders will be invited to renew these authorizations at the Annual General Meeting on April 29, 2003 (see Chapter 7, draft resolutions nos. 18, 19, 20, 21 and 22).

2.1.3. OWNERSHIP OF SHARE CAPITAL AND VOTING RIGHTS

2.1.3.1. Capital and voting rights at December 31, 2002

Following the capital increase reserved for Nissan Finance Co., Ltd., the share capital at December 31, 2002, amounted to €1,085,610,419.58, consisting of **284,937,118 shares** with a par value of €3.81.

On account of treasury stock and the shares held by Nissan Finance Co., Ltd., the number of **voting rights** amounts to: **231,918,068.**

2.1.3.2. Share ownership

The implementation of the second stage of the Renault-Nissan Alliance resulted in the following changes to the ownership structure in 2002:

Nissan Finance

Nissan Group took a **15%** stake in Renault through its wholly-owned subsidiary Nissan Finance Co., Ltd. Nissan Finance Co., Ltd. cannot exercise the voting rights attached to these shares because of Renault's holding in Nissan.

French State

To support the strengthening of the Alliance, the French State reduced its stake in Renault on April 2, 2002. It sold 27,306,691 shares through a private placement with institutional investors from France and abroad. A further 2,730,669 shares were made available by exercising an over-allocation option granted by the State to the banking syndicate, thus taking the number of shares sold by the government to 30,037,360.

At December 31, 2002 the French State held **25.9%** of Renault's share capital.

Employees

In compliance with legislation, 10% of the holding sold by the State was offered for sale to current and former employees of Renault S.A. and companies that are more than 50% owned by Renault (directly or indirectly). The offering is described in detail in Chapter 3, section 3.2, Employee relations performance, on page 78.

At December 31, 2002 Renault employees, past and present, held **3.3%** of the shares. These holdings are either managed through a collective investment undertaking or recorded in pure registered form.

Associated Shareholders' Group

In July 1996 the Associated Shareholders' Group signed a three-year memorandum of understanding (MOU), renewable by tacit agreement for successive three-year periods unless terminated by one of the signatories according to certain rules.

Caisse des Dépôts et Consignations and Banque Cantonale Vaudoise terminated the MOU in May 2002, with effect from November 2002.

Furthermore, the MOU provided for the sale of shares held through the Associated Shareholders' Group, subject to the pre-emptive rights of the other signatories. Under these provisions, **Natexis Banques Populaires** sold its Associated Shareholders' Group-related shareholding at end-June 2002.

Since **Lagardère SCA** was the sole remaining member of the Associated Shareholders' Group, the MOU was no longer applicable and was declared null and void.

Treasury stock

Shares of treasury stock are acquired for stock option programs. These shares have no voting rights attached.

At December 31, 2002 treasury stock accounted for **3.6%** of the share capital.

General public

As a result of the transactions effected in 2002 and described hereafter, the percentage of Renault's shares in public hands rose from 46.4% at December 31, 2001 to 52.2% at December 31, 2002. An approximate breakdown of the public's ownership interest can be surmised from a survey of Renault's bearer shareholders as at December 31, 2002. French and foreign institutions hold some 20% and 26% of the share capital, respectively, while individual investors own around 6%.

The 10 leading institutional investors together own approximately 17% of the capital.

2.1.3.3. Share ownership and voting rights, 2000-2002

	31/12/2002			31/12/2001			31/12/2000		
	Number of shares	Holding %	Voting rights %	Number of shares	Holding %	Voting rights %	Number of shares	Holding %	Voting rights %
French State	73,829,004	25.91	31.83	106,037,141	43.78	45.39	106,037,141	44.22	45.51
Nissan Finance Co., Ltd.	42,740,568	15.00	-	-	-	-	-	-	-
Associated Shareholders' Group	-	-	-	7,758,367	3.21	3.32	7,758,367	3.24	3.33
Lagardère Groupe	-	-	-	*3,588,849*	*1.48*	*1.54*	*3,588,849*	*1.50*	*1.54*
Caisse des Dépôts et Consignations	-	-	-	*2,489,518*	*1.03*	*1.07*	*2,489,518*	*1.04*	*1.07*
Banque Cantonale Vaudoise	-	-	-	*1,200,000*	*0.50*	*0.51*	*1,200,000*	*0.50*	*0.51*
Natexis Banques Populaires	-	-	-	*480,000*	*0.20*	*0.20*	*480,000*	*0.20*	*0.21*
Employees	9,424,946	3.31	4.06	7,562,492	3.12	3.24	5,299,548	2.21	2.27
Treasury stock	10,278,482	3.61	-	8,578,387	3.54	-	6,791,455	2.83	-
Public	148,664,118	52.17	64.11	112,260,163	46.35	48.05	113,912,056	47.50	48.89
Total	**284,937,118**	**100.00**	**100.00**	**242,196,550**	**100.00**	**100.00**	**239,798,567**	**100.00**	**100.00**

2.1.4. MARKET IN RENAULT SHARES(1)

2.1.4.1. Renault shares

Listing exchange and stock indexes

Renault is listed on the Premier Marché of Euronext Paris. The shares qualified for the deferred-settlement account system (SRD) on November 17, 1994 when the company was partially privatized. The share price for the privatization issue was FRF165 (€25.15). The Euroclear clearing code of the shares is 13190.

Renault was added to the **CAC 40 index** on February 9, 1995.

The share is also a component of the **SBF 120 and SBF 250 indexes** as well as the **Euronext 100 and Euronext 150 indexes.**

Renault's stock-market performance since November 17, 1994

(basis: IPO price i.e. FRF165 or €25.15)


FRF
600
550
500
450
400
350
300
250
200
150
100
Renault share price
CAC 40 index
€
75
65
55
45
35
25
15
IPO
1995
1996
1997
1998
1999
2000
2001
2002
28-02-03

Trading volume and prices of Renault shares

	Number of shares traded	Price in € Close	High	Low
July 2001	16,909,794	51.85	55.90	50.35
August 2001	15,902,005	45.45	52.50	44.61
September 2001	23,588,007	32.00	45.00	26.01
October 2001	20,829,522	33.85	39.10	29.85
November 2001	18,505,745	38.41	42.70	33.39
December 2001	11,143,697	39.61	41.63	36.43
January 2002	19,167,274	44.4	45.75	39.30
February 2002	24,664,005	50.25	50.90	40.15
March 2002	20,903,084	55.00	57.35	49.41
April 2002	39,023,056	51.45	56.00	49.80
May 2002	31,468,089	52.80	**57.45**	51.05
June 2002	23,718,981	47.35	53.20	42.60
July 2002	30,525,281	46.80	48.43	38.52
August 2002	21,000,963	49.30	51.95	43.11
September 2002	23,805,176	43.59	49.40	41.35
October 2002	33,403,996	47.50	51.45	**34.60**
November 2002	21,107,851	49.64	50.30	45.45
December 2002	14,451,995	**44.78**	50.00	43.10
January 2003	20,020,894	44.34	47.49	41.57
February 2003	29,790,214	39.22	45.39	36.51

(Source: Reuters)

Renault's share price in 2002

Renault outperformed the main stock indexes in 2002 amid strong volatility and plunging markets. The shares surged at the beginning of the year, driven not only by an across-the-board rise in automotive stocks but also by Renault's commercial prowess and a robust earnings performance by Nissan. After hitting a high of €57.45 on May 17, the shares were adversely affected by market jitters. However, they posted further gains on the back of the group's interim results and better-than-expected full-year outlook. In September, with a general decline in auto stocks and weaker sales, the shares began to slide, reaching a low of €34.60 on October 10. They bounced back on Nissan's interim results and the success of Mégane II.

At year's end Renault was trading at €44.78, up 13% from January 1. During the same period, the CAC 40 index fell 33.8% and the auto sector indexes in France (SBF Auto) and Europe (DJ Euro Stoxx Auto) lost 8.5% and 29.6%, respectively. Renault turned in the strongest share price performance of the world's full-range carmakers, with the exception of Nissan, which gained 33.2%.

At December 31, 2002 Renault was the nineteenth-highest capitalized company in the CAC 40 index, with a market value of €12,759 million.

(1) In addition to Renault S.A., two subsidiaries are publicly listed:

- *Renault Argentina, on the Buenos Aires stock exchange and 61.1% owned by Cofal, 19.1% by Renault Holding and 0.2% by Renault S.A.*
- *Dacia, listed in Bucharest and 92.7% owned by Renault.*

2.1.4.2. Renault and Diac redeemable shares

Renault redeemable shares

Renault has issued a total of 2 million redeemable shares with a par value of FRF1,000/€152.45, in two offers:

- 1 million shares in October 1983
- 1 million shares in October 1984

Renault redeemable shares are listed on Euronext Paris (Euroclear code 14 001).

The issue prospectus (in French) can be downloaded from the Analysts & Shareholders area of the Renault website (www.renault.com/gb/finance/index_finance.htm) or obtained on request from Direction des Relations Financières, 27-33 Quai Le Gallo, 92513 Boulogne-Billacourt Cedex, France.

The interest on redeemable shares, paid on October 24, 2002 in respect of 2001, was €19.25 per share (€10.29 for the fixed portion, €8.96 for the variable portion).

The interest on redeemable shares for 2002, payable on October 24, 2003, will be €19.49 per share (€10.29 for the fixed portion, €9.20 for the variable portion).

At December 31, 2002 the number of **Renault redeemable shares** outstanding was 2 million.

Trading volume and prices of Renault redeemable shares

	Number of shares traded	Price in € Close	High	Low
July 2001	12,880	314.5	315.0	312.6
August 2001	18,567	320.0	320.0	312.7
September 2001	21,528	310.9	319.8	300.0
October 2001	13,493	301.5	314.9	295.1
November 2001	18,021	299.7	302.5	292.0
December 2001	24,296	299.3	300.5	298.0
January 2002	15,111	299.0	301.0	297.5
February 2002	17,701	297.3	299.4	296.0
March 2002	33,959	295.1	298.2	291.5
April 2002	10,641	294.5	296.8	294.5
May 2002	24,984	296.2	296.8	294.5
June 2002	8,945	287.0	296.5	280.1
July 2002	23,598	285.0	290.0	280.5
August 2002	14,079	288.0	288.5	282.2
September 2002	18,825	293.7	299.8	285.0
October 2002	24,902	272.1	**303.0**	270.7
November 2002	30,349	270.0	278.0	267.0
December 2002	19,327	**268.6**	276.0	**266.1**
January 2003	36,303	276.5	281.7	267.1
February 2003	22,936	275.0	277.9	272.8

(Source: Reuters)

Diac redeemable shares

Diac, the credit subsidiary of RCI Banque, issued 500,000 redeemable shares with a par value of FRF1,000/€152.45 in 1985.

Diac redeemable shares are listed on Euronext Paris (Euroclear code 4 782).

At December 31, 2002 the number of **redeemable shares issued by Diac** in 1985 and still outstanding was 99,439 shares (par value of €152.45) for a total value of €15,159,476.

In the course of 2002, the price fluctuated between €139.90 and €157.60. The shares closed at €154.99 on December 31.

2.1.5. DIVIDENDS ◈

2.1.5.1. Five-year dividend record

Dividends are paid out at the times and places specified either by the Annual General Meeting or, failing this, by the Board of Directors.

	No. of dividend paying shares	Earnings per share (FRF)			Dividend in €	Dividend declared on
		Dividend	Tax credit	Total		
1998	239,798,567	5.00	2.50(2)	7.50	0.76225	July 2, 1999
1999	239,798,567	5.00	2.50(2)	7.50	0.76225	July 3, 2000
2000	239,798,567	6.00	3.00(2)	9.00	0.91469	June 5, 2001
		Earnings per share (€)				
2001	242,196,550	0.92	0.46(2)	1.38		May 15, 2002
2002(1)	284,937,118	*1.15*	*0.575(2)*	*1.725*		May 15, 2003

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Joint General Meeting of April 29, 2003.
(2) Tax credit for natural persons. The Finance Act has amended this regime for legal entities liable for corporate tax.

2.1.5.2. Unclaimed dividends

Dividends remaining unclaimed after the five-year validity period shall lapse, as specified by law. Unclaimed dividends are paid over to the Treasury.

2.1.6. DISCLOSURE POLICY

Since it floated in November 1994, Renault's aim has been to provide both institutional and individual shareholders with regular information, presented in a clear and transparent manner.

To meet this objective and tailor this information to everybody's needs, Renault has drawn up an active communications policy. This policy consists in providing more information documents, developing a special section for shareholders on the "renault.com" website and organizing frequent meetings and events for shareholders both in France and overseas.

Individual shareholders

To build loyalty, Renault set up a **Shareholders' Club** in May 1995. The club now has some 10,000 members. Members receive a quarterly newsletter focusing on group activities, together with special publications such as those brought out for the Renault-Nissan Alliance in 1999 and 2002. They also receive an abridged version of the annual report, published yearly following the earnings announcement. They receive documents relating to the Annual General Meeting. Members are invited to visit Renault's plants and research centers. Nine such visits – to Flins, Batilly, Cléon and the Technocentre – were arranged in 2002. In addition, member-only events are organized to showcase Renault products – for example, an invitation from the French network to a sneak preview of the Espace IV and a competition to win tickets to the 2002 Paris Auto Show.

To forge closer ties with shareholders, meetings are organized all over France, often in collaboration with Euronext and the French Federation of Investment Clubs. In all, 10 meetings were held in 2002 (one each in Marseille, Lyon, Nantes, Toulouse, Montpellier, Lille and Strasbourg; three in Paris). Moreover, Renault participated in the Actionaria investment fair in Paris for the fifth year running.

In 1996, Renault became one of the first companies to set up a **consultative committee for shareholders**, showing its determination to provide individual investors with clear, relevant information. The committee has 12 members, including two employee shareholders, selected from the members of the Shareholders' Club.

The committee met three times in 2002, including one plenary session attended by the Chairman. The year's agenda focused on investors' demand for information about the fundamental developments of the past three years as well as the changes to be made to the newsletter to meet that demand.

Five years ago, Renault launched a proactive communications campaign aimed at **opinion-makers in the investment community.** These financial specialists are important insofar as they channel information to individual

◈ This symbol indicates information relating to the guidelines of the Global Reporting Initiative (GRI) on sustainable development reports.
See page 188 for a cross-index of GRI indicators.

shareholders. In 2002 three meetings were held in regional cities in France and one in Paris to coincide with the Auto Show.

Individual shareholders can call a free voicemail server **(0 800 650 650 – France only)** or contact an investor relations officer by phone **(+33 (0)1 41 04 59 99) from Monday to Friday)**. There is also a dedicated email address (communication.actionnaires@renault.com).

Institutional investors

Renault also maintains regular relations with financial analysts and institutional investors from France and abroad.

Analysts' meetings are held in London and Paris for the release of the full-year and interim results. In September 2002 more than 100 financial analysts and institutional investors attended a special seminar at the Technocentre to discover Mégane II. These meetings and events are webcast from Renault's site to make them accessible to the widest possible audience. In the same vein, the leading European auto shows provide an opportunity for Renault to address topical issues. In 2002, for example, the Geneva Show provided the opportunity to unveil the Renault Nissan Purchasing Organization.

Meetings with investors are also held throughout the year at the group's headquarters and elsewhere in France and abroad. More than 150 meetings were arranged with Renault management in Europe, the US and Asia in 2002.

www.renault.com

The Analysts & Shareholders section of Renault's website has been designed for unrestricted shareholder access. It contains comprehensive information about the group's financial communications: real-time share price data, news releases and publications, event calendar, webcasts of the AGM and analysts' presentations in Paris, FAQ, etc.

In November 2002 the Analysts & Shareholders section was voted No.1 in the Investis rankings of CAC 40 company websites.


16:09
23°C
500m
22:18
TMC

The tilt/fold wide-screen display of the Carminat Advanced Navigation system on Mégane II.

2003 calendar for investors:

Tuesday, February 11:
2002 full-year results

Friday, April 25:
Revenues for Q1 2003

Tuesday, April 29:
Joint General Meeting

Thursday, May 15:
Payment of dividend(1)

Thursday, July 24:
2003 half-year results

Thursday, October 23:
Revenues for Q3 2003

(1) In accordance with the proposal of the Board of Directors, subject to the decision of the Annual General Meeting of April 29, 2003.

Contact:

Olivier Bourges
Vice President, Investor Relations
27-33 Quai Le Gallo – 92513 Boulogne-Billancourt Cedex – France
Tel.: +33 (0)1 41 04 64 85 – Fax: +33 (0)1 41 04 51 49

Shareholder information line: +33 (0)1 41 04 59 99 – Fax: +33 (0)1 41 04 51 49
Toll-free number: 0 800 650 650 (France only)
Telephone information for employee shareholders: +33 (0)1 41 04 33 46 – Fax: +33 (0)1 41 04 33 52
Email: communication.actionnaires@renault.com – **Website:** www.renault.com (Analysts & Shareholders section)

Renault shares can be **registered** with:
BNP Paribas, Securities Service – Actionnariat Renault
75450 Paris Cedex 09 – France
Tel.: +33 (0)1 40 14 89 89 – Fax: +33 (0)1 55 77 34 17

2.2. Management and administration

This chapter describes the management and administration methods used by Renault S.A. (the publicly listed company and parent company of the Renault group). These methods also apply to Renault s.a.s., the lead holding company for Renault's automobile and financing businesses. Further to the Alliance with Nissan, the senior management of Renault s.a.s has transferred some of its powers to the Alliance Board, without prejudice to the powers of the Board of Directors and the shareholders. This Alliance-specific management method is described on pages 15-18 of Chapter 1.

2.2.1. COMPOSITION AND OPERATING PROCEDURES OF MANAGEMENT AND SUPERVISORY BODIES

2.2.1.1. Composition and operating procedures of the Board of Directors

The company is administered by a **Board of Directors** composed of **17 members:**

- 13 directors appointed by the Annual General Meeting of Shareholders;
- three directors elected by employees;
- one director appointed by the Annual General Meeting of Shareholders on the recommendation of employee shareholders.

The **term of office** of directors appointed by the AGM is now **four years.** This new term of office applies only to directors appointed from 2002 onwards. The term of office of directors elected by employees and of the director appointed by the AGM on the recommendation of employee shareholders is six years.

◈ Board of Directors at December 31, 2002 (cont.)

	Number of shares	Age	First appointed	Term of office expires (AGM)
Chairman and CEO				
Louis Schweitzer(1) **Director:** BNP Paribas Compagnie Financière Renault Électricité de France AB Volvo RCI Banque **President of the Board:** Renault-Nissan b.v. **Member of the Supervisory Board**(15)**:** Philips **Member of the Consultative Committee:** Banque de France Allianz **Member of the Board of public-interest institutions or associations:** Fondation Nationale des Sciences Politiques Institut Français des Relations Internationales Musée du Louvre	29,545 and 3,982 ESOP units	60	May 1992	2005

	Number of shares	Age	First appointed	Term of office expires (AGM)
Directors				
Pierre Alanche(6) **Employee-Board member** Engineer in charge of overseeing development of Renault's production information systems	928 ESOP units	60	June 1997	2003
Yves Audvard(3) **Employee-Board member** Renault process designer	6	49	November 1997	2008
Michel Barbier(3) **Employee-Board member** Renault technician	105	47	November 2002	2008

Board of Directors at December 31, 2002 (cont.)

	Number of shares	Age	First appointed	Term of office expires (AGM)
Bruno Bézard(10) Head of Shareholdings Department, Treasury Division, Ministry of the Economy, Finance and Industry **Director:** Areva EDF France Télévision SNCF Sogeade Sogepa	0(13)	39	July 2002	2003
Alain Champigneux(3) **Employee-Board member** Renault CAE Project Manager	486 ESOP units	48	November 2002	2008
François de Combret(7) **Associate Director:** Lazard Frères Maison Lazard **Director:** Bouygues Telecom Bouygues Decaux Telecom Fonds Partenaires Gestion Institut Pasteur Sagem	5,000	61	July 1996	2004
Carlos Ghosn(14) President and Chief Executive Officer, Nissan Motor Co., Ltd. **Director:** Nissan Motor Co., Ltd. Alcoa **Vice President of the Board:** Renault-Nissan b.v.	1,700	48	April 2002	2006
Yoshikazu Hanawa(9) Chairman, Nissan Motor Co., Ltd.	500	68	June 1999	2005

	Number of shares	Age	First appointed	Term of office expires (AGM)
Marc Ladreit de Lacharrière(2) **Honorary President:** Comité National des Conseillers du Commerce Extérieur de la France **Chairman and CEO:** Fimalac SA Fimalac INC Fitch Ratings **Director:** Canal Plus Cassina Établissement public du Musée du Louvre Fimalac Investissements (S.A.) Fondation Bettencourt Schueller L'Oréal Société des Amis du Musée du Quai Branly **General Partner:** Groupe Marc de Lacharrière **Director:** Fimalac Participations SCI Onzains-Ars Sibmar **Member of the Consultative Committee:** Banque de France **Member of the Supervisory Board:** Casino Guichard Perrachon **Member:** Conseil Artistique des Musées Nationaux **Board Member:** Fondation Nationale des Sciences Politiques **Independent Adviser:** Euris **Chairman:** Institut d'Études et de Recherches pour la Sécurité des Entreprises	10	63	October 2002	2006
Jean-Luc Lagardère(4) General partner, Lagardère S.C.A. **Chairman and CEO:** Lagardère S.A. Lagardère Capital & Management Hachette S.A. **Chairman:** France Galop European Aeronautic Defence and Space Company Eads N.V. EADS Participations B.V.+ **Director:** Lagardère Élevage **Member of the Consultative Committee:** Banque de France	1,001	74	April 1998	2005
Bernard Larrouturou(11) Chairman and CEO, INRIA **Director:** INRIA Transfert	1(13)	44	February 2000	2004

◈ Board of Directors at December 31, 2002 (cont.)

	Number of shares	Age	First appointed	Term of office expires (AGM)
Henri Martre(6)(10)	150	74	July 1996	2003
Jean-Claude Paye(14)	20	68	July 1996	2006
Franck Riboud(12)	231	47	December 2000	2006
Jeanne Seyvet(8)(10)	(13)	48	December 1998	2007
Robert Studer(5)	3,000	64	July 1996	2007

Henri Martre(6)(10)

Honorary Chairman, Aérospatiale

Chairman:
Afnor

Chairman of the Supervisory Board:
ESL & Network Holding

Director:
On - X
Sogepa

Member of the Consultative Committee:
Banque de France
Andersen & Carlyle

Jean-Claude Paye(14)

Attorney

Franck Riboud(12)

Chairman and CEO,
Danone Group

Chairman:
Compagnie Gervais Danone
Générale Biscuit

Chairman and Director:
Danone Asia Pte Limited

Vice Chairman and Director:
Danone S.A.

Director:
Danone Finance
Association Nationale des Industries Agroalimentaires
ANSA
Eurazeo
Abi Holdings Limited (ABIH)
Associated Biscuits International Ltd. (ABIL)
Danone S.A.
Wadia BSN India Limited
Ona
L'Oréal S.A.
Sofina
Quicksilver

Member of the Supervisory Board:
Accor

Permanent Representative, Danone Group:
LU France

Jeanne Seyvet(8)(10)

Director General, Industry, Information
Technologies and Post
Ministry of the Economy, Finance and Industry

Director:
Bull
École Normale Supérieure
École Polytechnique

Member of the Supervisory Board:
Areva

Government Commissioner on the Board of:
France Telecom
La Poste
Erap
FTICI

Robert Studer(5)

Former Chairman:
Union de Banques Suisses

Director:
European Advisory Committee to the New York Stock Exchange, New York
Espirito Santo Financial Group S.A., Luxembourg
Schindler Holding S.A.
TotalFinaElf

Member of the Supervisory Board:
BASF S.A.

(1) *Appointment renewed by the Joint General Meeting on June 10, 1999, appointment renewed as Chairman and CEO by the Board of Directors on June 10, 1999. Confirmed by Board on April 26, 2002, which opted for concentration of powers.*

(2) *Co-opted by the Board of Directors on October 22, 2002.*

(3) *Elected by employees on October 8, 2002.*

(4) *Renewed by the Joint General Meeting of June 10, 1999. Mr. Lagardère resigned from the Board of Directors on January 27, 2003.*

(5) *Renewed by the Joint General Meeting of May 10, 2001.*

(6) *Appointed/reappointed by the Joint General Meeting of June 10, 1997.*

(7) *Appointed/reappointed by the Joint General Meeting of June 11, 1998.*

(8) *Appointed by ministerial order of December 11, 1998, ratified by the Joint General Meeting of June 10, 1999, reappointed by the Joint General Meeting of May 10, 2001.*

(9) *Appointed by the Joint General Meeting of June 10, 1999.*

(10) *Named by the French State prior to appointment by the Annual General Meeting.*

(11) *Appointed by ministerial order of February 15, 2000, ratified by the Annual General Meeting of June 8, 2000.*

(12) *Co-opted by the Board of Directors on December 19, 2000 after the resignation of Antoine Riboud; ratified by the Joint General Meeting of May 10, 2001.*

(13) *The administrative regulation does not require these directors to own shares as representatives of the French State.*

(14) *Appointed/reappointed by the Joint General Meeting of April 26, 2002.*

(15) *Mr. Schweitzer became a member of the Supervisory Board of Vivendi Environnement on February 6, 2003.*

Expiry of terms of office of Board members

for each Board member

Expiration year	Term of office expires:
2003	Mr. Alanche[1]
	Mr. Bézard
	Mr. Martre
2004	Mr. de Combret
	Mr. Larrouturou
2005	Mr. Hanawa
	Ms. de La Garanderie[2] replacing Mr. Lagardère
	Mr. Schweitzer
2006	Mr. Ladreit de Lacharrière
	Mr. Ghosn
	Mr. Paye
	Mr. Riboud
2007	Ms Seyvet
	M. Studer
2008	Mr. Audvard[1]
	Mr. Barbier[1]
	Mr. Champigneux[1]

1) Directors elected by employees and the director elected by employee shareholders are appointed following election by the relevant college.

(2) Ms. de La Garanderie was coopted by the Board of Directors on February 25, 2003, replacing Mr. Lagardère.

The **Board of Directors** appoints one of its members as **Chairman**, who must be a natural person. Following the Annual General Meeting of April 26, 2002, the Board of Directors opted to combine the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO). The Board does however intend to split these two functions in 2005, when a motion will be made to appoint Carlos Ghosn as CEO. The Chairman may stand for re-election when his term of office expires.

Every director must hold at least one registered share.

The Board of Directors in 2002

In 2002, the Board met **12 times.**

In addition to conducting business arising from application of the legal and regulatory requirements in force in France, the Board also:

- Studied and approved plans to strengthen the Renault-Nissan Alliance; approved the proposed partial transfer of Renault S.A.'s assets to its subsidiary, Renault s.a.s.; reviewed the minutes of Alliance Board decisions;
- Adopted the 2003 budget; approved the group's consolidated financial statements and the individual financial statements of Renault S.A. for FY 2001; approved the consolidated financial statements for first-half 2002, the memorandum on the Renault share buyback program, and the dividend to be proposed to the Annual General Meeting;
- Analyzed and approved the principles and procedures governing one employee-only capital increase and one capital increase reserved for Nissan Finance Co., Ltd.;
- Considered the impact of the New Economic Regulations Act; analyzed and approved the answers to shareholder queries submitted prior to the Annual General Meeting;
- Audited its own operating procedures; amended its bylaws in order to adopt the key measures of the Bouton report on corporate governance; proposed shortening the terms of office of directors appointed by the Annual General Meeting; and approved the amended Code of Good Conduct (see Chapter 3, Social performance, pages 98-105);
- Debated Renault's strategic guidelines.

Independent directors

Meeting on October 22, 2002 the Board of Directors discussed in detail the criteria for director independence derived from the recommendations of the Bouton report on corporate governance.

Further to these discussions the Board of Directors voted on February 25, 2003 to adopt that report, currently the most comprehensive manifestation of corporate governance in France. Accordingly, the Board embraced the report's concept of "independent director" and drew up a list of such directors on that basis. Five independent directors were thus identified: Dominique de La Garanderie, Marc Ladreit de Lacharrière, Jean-Claude Paye, Franck Riboud and Robert Studer.

The following board members cannot be considered "independent directors": the representatives of the French State, employee-elected directors, the corporate officer, the two directors appointed by Nissan, which is affiliated to Renault, and François de Combret, who is employed by a bank.

The Board nevertheless stressed that employee-elected directors, in particular, are not in a state of dependence vis-à-vis the company's senior management as regards their position on the Board. This is best illustrated in the fact that employee-elected directors may make a valuable contribution to the Board's deliberations.

◈ Bylaws and Directors' Charter

In accordance with the **recommendations of the 1995 Viénot report** on corporate governance in France, which was supplemented by a second report published in July 1999, Renault's Board of Directors in 1996 adopted a system of **bylaws** and **specialized committees.**

Bylaws

The bylaws define the role of the Board of Directors, who together represent the company's shareholders. The Bouton report, published in 2002, was largely devoted to ways of improving corporate governance. The Board scrutinized the report's recommendations and incorporated the main measures into the company's bylaws. (See Supplemental information, page 180, for a copy of the bylaws.)

Directors' Charter

The bylaws are accompanied by a charter that establishes the rights and duties of members of the Board of Directors. (See Supplemental information, Bylaws, page 182.)

Compliance Officer

The Board of Directors has also adopted procedures for the use and/or disclosure of privileged information. On July 26, 2001 the Board of Directors appointed a **Compliance Officer**, who must be consulted by any permanent holder of privileged information in order to verify that individual transactions arising from the exercise of stock options, or any other transaction involving securities issued by a group company, comply with the Code of Good Conduct and the rules in force. The Compliance Officer reports to the Accounts and Audit Committee. Among the missions carried out by the Compliance Officer in 2002, his first full year in office, the following are noteworthy:

- Examine amendments to the Code of Good Conduct; the amended draft was submitted to a special vote by the Board of Directors on September 5, 2002;
- Conduct a comparative study of the compliance function in CAC 40 companies;
- Ensure compliance with the procedure for using and/or disclosing privileged information in connection with the exercise of stock options granted under the 1996 and 1997 plans;
- Vet subscriptions by group executives for employee-only share issues, in connection with the procedure for using and/or disclosing privileged information.

Audit of the Board of Directors

In 1998, Renault ordered an independent audit of the structure, organization and operating procedures of its Board of Directors. A second audit was carried out by an external consultant and presented to the Board of Directors on February 27, 2001. On the basis of this audit and the recommendations of the Bouton report, the Board of Directors, meeting on October 22, 2002, reviewed the Board's operating procedures and the possibility of improving the Board. It was found that, by reducing the terms of directorships from six to four years, the Joint General Meeting of April 26, 2002 had already acted on one of the points identified as a path towards improvement in 2001.

Note also that, in accordance with the recommendations of the Bouton report, this audit will be carried out every year.

Specialized committees of the Board of Directors in 2002

To permit in-depth examination of specific topics relating to the Board of Directors' role, **three specialized committees** were created in 1996. The Chairs of each Committee bring the Committee's opinions to the attention of the Board.

ACCOUNTS AND AUDIT COMMITTEE

The Committee has the following **missions:**

- Analyze the financial statements and associated disclosures before they are brought before the Board;
- Ensure that the methods used to prepare the financial statements comply with the standards in force, and examine any changes to such methods;
- Give opinions on the appointment or reappointment of the statutory auditors and the quality of their work;
- Ensure compliance with the rules on auditor independence;
- Ensure that appropriate methods are used for internal audit;
- Make recommendations to the Board on any of the above matters.

FY 2002:

This Committee has **six members:** Robert Studer in the chair, Pierre Alanche, Bruno Bézard, Alain Champigneux, Henri Martre and Jean-Claude Paye.

The Committee met **twice** in 2002. All members attended except for one, who was absent and excused from the first meeting.

In compliance with the legal and regulatory requirements in force in France, the Accounts and Audit Committee in particular dealt with the following matters:

- The group's consolidated financial statements and Renault S.A.'s individual financial statements for FY 2001 and for first-half 2002. At this time, the Committee heard from the Executive Vice President, Chief Financial Officer, the Corporate Controller and the Senior Vice President, Finance, as well as from the statutory auditors;
- Different areas of accounting methodology, such as the application of international accounting standards published by the International Accounting Standards Board (IAS 38 and IAS 40), and the calculation of the book and operating profit of certain businesses;
- The dividend to be proposed in respect of FY 2001;
- The reappointment of the statutory auditors;
- The review of 2001 and analysis of the 2002 audit plan.

Since December 31, 2002:

- The Accounts and Audit Committee met **once** to examine the financial statements for FY 2002;
- The members were reviewed by the Board of Directors meeting of February 25, 2003. Henceforth, there are **five members**: Robert Studer in the chair, Dominique de La Garanderie, Bruno Bézard, Alain Champigneux and Jean-Claude Paye. Three members are independent.

APPOINTMENTS AND REMUNERATION COMMITTEE

The Committee's **missions** are to:

- Submit proposals to the Board for the appointment of new directors;
- Advise on the renewal of directorships that have expired, taking into account the need to ensure that at least half the directors are independent;
- Determine the variable portion of the fees paid to corporate officers;
- Make recommendations to the Board concerning the remuneration and pension of the Chairman and of other senior executives and corporate officers;
- Assess all remuneration and benefits paid to senior executives, including those belonging to other group companies;
- Examine the overall policy for granting options and make proposals to the Board on the policy itself and on the actual granting of options to buy or subscribe for stocks.

The Committee may also be consulted by the Chairman on any question concerning appointments to the Group Executive Committee and the consideration paid to Group Executive Committee members.

FY 2002:

This committee has **three members**: Franck Riboud in the chair, François de Combret and Marc Ladreit de Lacharrière. Two of the three members are independent.

The Appointments and Remuneration Committee met **three times** in 2002. All members attended both meetings, at which the following matters, among others, were on the agenda:

- The 2002 program of options to subscribe for new issues;
- The application of independence criteria, in compliance with the recommendations of the Bouton report;
- Appointments of Renault directors;
- The succession of the Chairman and CEO;
- The amount of the remuneration paid to the Chairman and CEO.

Since December 31, 2002:

- The Appointments and Remuneration Committee met **once** to examine the replacement of Jean-Luc Lagardère.

INTERNATIONAL STRATEGY COMMITTEE

The Committee's main mission is to analyze the company's international plans and present them to the Board.

FY 2002:

This committee has **eight members**: Jean-Luc Lagardère in the chair, Yves Audvard, Michel Barbier, Yoshikazu Hanawa, Bernard Larrouturou, Henri Martre, Jean-Claude Paye and Jeanne Seyvet.

Since December 31, 2002:

- The Board of Directors meeting of February 25, 2003 reduced the number of members to **seven**: Henri Martre in the chair, Jeanne Seyvet, Pierre Alanche, Yves Audvard, Michel Barbier, Bernard Larrouturou and Jean-Claude Paye.

2.2.1.2. Directors' fees

The Annual General Meeting may allocate **directors' fees**, the amount of which remains fixed until otherwise decided.

Amount

◈ The Joint General Meeting of April 26, 2002 fixed the total annual amount of directors' fees at **€350,000**, to be divided among the directors for the current financial year and for subsequent years until otherwise decided. The Board is required to divide the fees accordingly

Rules for dividing directors' fees

It was proposed to the Board that directors' fees be divided into:

- A **fixed portion**, linked to the responsibilities arising from membership of the Board;
- A **variable portion**, linked to directors' actual attendance.

Two additional fees may also be paid:

- One for **sitting on** one of the committees;
- The other for **chairing** a committee.

FY 2002

The Board of Directors, meeting on April 26, 2002, adopted the procedures for dividing directors' fees.

The fees allocated to each director are €16,500 maximum for the 2002 financial year, broken down as follows:

- €8,250 for membership of the Board;
- €8,250 at most for attendance, the sum being calculated in proportion to the director's actual presence at Board meetings;
- €3,500 for sitting on one of the Board's committees;
- €3,500 for chairing one of the Board's committees.

In 2002, total fees allocated to directors* amounted to €317,549.32 (€286,822.20 in 2001).

(*) Certain directors in view of their representation mandate do not personally receive directors' fees. Their fees are instead paid at their request either to the authorities or to the union they represent.

The Board met **12 times** in 2002.

Directors	Board meetings attended in 2002	Total fees received in €(1) 2002	2001
Mr. Schweitzer	12/12	16,500.00	15,244.90
Mr. Alanche	12/12	20,000.00	18,293.88
Mr. Audvard	1/1	2,425.86	-
Mr. Barbier	1/1	2,425.86	-
Mr. Bézard*	3/4	6,241.95	-
BNP/Mr. Pébereau	7/11	17,137.84	16,987.17
Mr. Bousset	11/11	17,574.14	18,293.88
Mr. Camescasse	11/11	17,574.14	18,293.88
Mr. Campigneux	1/1	2,425.86	-
Mr. de Combret	11/12	19,312.50	18,293.88
Mr. Ghosn	2/6	7,003.08(2)	-
Mr. Hanawa	7/12	16,562.50(2)	17,205.09(2)
Mr. Jachiet*	6/8	11,695.55	18,293.88
Mr. Lagardère	2/12	16,625.00	18,076.18
Mr. Ladreit de Lacharrière	1/1	2,940.92	-
Mr. Larrouturou	9/12	17,937.50	18,293.88
Mr. Martre	12/12	23,500.00	18,293.88
Mr. Paye	12/12	20,671.23	18,293.88
Ms. Potvin	11/11	17,574.14	18,293.88
Mr. Riboud	11/12	19,983.73	15,027.20
Ms. Seyvet*	11/12	19,312.50	18,293.88
Mr. Studer	10/12	22,125.005(2)	21,342.56(2)

(1) Fees allocated on the basis of Board membership, attendance of Board meetings, membership and/or chairmanship of one of the Board's committees.
(2) Fees allocated to overseas directors correspond to the gross amount paid by Renault.

2.2.1.3. Composition and operating procedures of management bodies

Two Committees form Renault's main management bodies:
- The Group Executive Committee;
- The Renault Management Committee.

Group Executive Committee

The Group Executive Committee comprises **six members** plus the Chairman:
- ◆ Executive Vice President, Industry and Technology;
- ◆ Executive Vice President, Product & Strategic Planning and International Operations;
- ◆ Executive Vice President, Chairman and CEO of Renault F1 Team;
- ◆ Executive Vice President, Sales and Marketing;
- ◆ Executive Vice President, Chief Financial Officer;
- ◆ Corporate Secretary General, Executive Vice President, Group Human Resources.

The Group Executive Committee meets **once a week** and at monthly seminars.

Renault Management Committee

The Renault Management Committee comprises **26 members**, and includes the members of the Group Executive Committee. Those members of the Renault Management Committee who do not sit on the Group Executive Committee have a superior who is on the Group Executive Committee. The Senior Vice President, Quality and the Senior Vice President, Corporate Design report directly to the Chairman.

The Renault Management Committee meets **once a month** and in seminars held three times a year.

Group Executive Committee and Management Committee at December 31, 2002

- ◆ Louis Schweitzer .... Chairman and Chief Executive Officer
- Patrick Bessy .... Senior Vice President, Corporate Communications
- Patrick Blain .... Senior Vice President, Market Area Europe
- Marie-Christine Caubet .... Senior Vice President, Market Area France
- Jean-Pierre Corniou .... Senior Vice President, Chief Information Officer
- ◆ Pierre-Alain De Smedt .... Executive Vice President, Industry and Technology
- Rémi Deconinck .... Senior Vice President, Product Planning
- ◆ Georges Douin .... Executive Vice President, Product & Strategic Planning and International Operations
- Jean-Baptiste Duzan .... Senior Vice President, Supplier Relations Chairman and CEO, Renault Nissan Purchasing Organization (RNPO)
- Michel Faivre-Duboz .... Senior Vice President, Vehicle Engineering Development
- ◆ Patrick Faure .... Executive Vice President, Corporate Communications, Chairman and CEO, Renault F1 Team
- Philippe Gamba .... Chairman and CEO, RCI Banque
- Manuel Gomez .... Senior Vice President, Northern Latin America
- Michel Gornet .... Senior Vice President, Manufacturing
- ◆ François Hinfray .... Executive Vice President, Sales and Marketing
- Jacques Lacambre .... Senior Vice President, Advanced Vehicle Engineering and Research
- Patrick le Quément .... Senior Vice President, Corporate Design
- ◆ Shemaya Lévy .... Executive Vice President, Chief Financial Officer
- Benoît Marzloff .... Senior Vice President, Strategy and Marketing
- Luc-Alexandre Ménard .... Senior Vice President, International Operations
- Bruno Morange .... Senior Vice President, Light Commercial Vehicles
- Pierre Poupel .... Senior Vice President, Mercosur
- Alain-Pierre Raynaud .... Senior Vice President, Corporate Controller
- Jean-Louis Ricaud .... Senior Vice President, Quality
- Tsutomu Sawada .... Senior Vice President, Adviser to the Chairman
- Michel de Virville .... Corporate Secretary General, Executive Vice President, Group Human Resources

◆ Members of the Group Executive Committee.

On **January 1, 2003**, two new appointments were made to the Renault Management Committee, bringing the total number of members to 28:

- Alain Dassas .... Senior Vice President, Finance
- Kazumasa Katoh .... Senior Vice President, Powertrain Engineering

2.2.1.4. Audits

Auditors

Statutory auditors

DELOITTE TOUCHE TOHMATSU
represented by Mr. Olivier Azières

185 Avenue Charles-de-Gaulle
92200 NEUILLY-SUR-SEINE

ERNST & YOUNG Audit
represented by Mr. Dominique Thouvenin

4 Rue Auber
75009 PARIS

Deloitte Touche Tohmatsu was appointed by the Joint General Meeting of June 7, 1996 for a six-year term.

It was reappointed by the Joint General Meeting of April 26, 2002 for another six-year term, which will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Ernst & Young Audit was appointed by the French Finance Ministry on March 27, 1979. It was reappointed by the Joint General Meeting of June 7, 1996, then the Joint General Meeting of April 26, 2002 for a six-year term. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Alternate auditors

BEAS
alternate for DELOITTE TOUCHE TOHMATSU

7-9 Villa Houssay
92200 NEUILLY-SUR-SEINE

Gabriel GALET
alternate for ERNST & YOUNG Audit

11 Allée de l'Arche
92037 PARIS-LA-DÉFENSE

The alternate auditors were appointed by the Joint General Meeting of June 7, 1996 for a six-year term. They were reappointed by the Joint General Meeting of April 26, 2002 for another six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Fees paid to statutory auditors and their network

The audit fees recognized in 2002 by Renault S.A. and its fully-consolidated subsidiaries for assignments allocated to the statutory auditors and their respective network can be broken down as follows:

	Ernst & Young network		**Deloitte & Touche network**	
	Amount ex VAT	%	Amount ex VAT	%
1. Audit				
1.1. Statutory audit	3,840	50.2%	4,394	45.1%
1.2. Additional assignments and audit engagements	1,997	26.1%	1,265	13.0%
Subtotal	**5,837**	**76.4%**	**5,659**	**58.1%**
2. Other services				
2.1. Tax	1,331	17.4%	798	8.2%
2.2. Organization consulting	307	4.0%	2,943	30.2%
2.3. Other	169	2.2%	337	3.5%
Subtotal	1,807	23.6%	4,078	41.9%
TOTAL FEES	**7,644**	**100%**	**9,737**	**100%**

Deloitte Touche network: Tax services mainly cover foreign subsidiaries and organization consulting services mainly cover operational projects in sales and marketing, and have no ties with the group's financial and accounting information systems.

Ernst & Young network: Tax services mainly cover the group's foreign subsidiaries.

2.2.2. INTEREST OF SENIOR EXECUTIVES

2.2.2.1. Remuneration of senior executives and corporate officers

Remuneration of senior executives

Procedure for determining remuneration

Members of the Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance in the previous year. Economic performance is assessed by three criteria: the difference between budgeted and actual operating margin; return on equity; and progress made towards reducing warranty costs.

◈ Remuneration in 2002

In 2002, the total consideration paid to **Renault Management Committee members** amounted to €10,458,352, of which €8,187,438 for the fixed portion (compared with €9,763,540 and €7,430,330 respectively in 2001). Note that the number of committee members went from 25 in 2001 to 26 in 2002.

Renault Management Committee members do not receive directors' fees from group companies in which they hold senior office.

Remuneration of corporate officers

In 2002, the **Chairman and CEO** received total consideration of €1,647,915, of which €747,000 for the fixed portion (compared with €1,090,729 and €747,000 respectively in 2001).

2.2.2.2. Stock options granted to senior executives and corporate officers

Legal framework

In its twelfth resolution, the Joint General Meeting of June 11, 1998 authorized the Board of Directors to make one or more grants of stock options to managers of the company and its related companies, in conformity with Article L 225-180 of the Commercial Code. These options give holders the right to subscribe for new shares of the company, issued in connection with a capital increase, or to buy shares of the company lawfully repurchased by it.

If these options are exercised, the number of shares thus purchased or subscribed shall not exceed 4% of the share capital at the time.

General policy

1. Appointments and Remuneration Committee

The Board of Directors approves the stock option plan on the basis of the report of the Appointments and Remuneration Committee. The Committee examines proposals from the Chairman and CEO to grant options to group executives, in compliance with the general arrangements set by the Annual General Meeting. The Chairman and CEO does not take part in the Committee's proceedings when the matter under review concerns him personally.

2. Aims of the stock option plan

The main aim of the stock option plan is to involve Renault executives worldwide, particularly the members of management bodies, in building the value of the group – and hence Renault's share price – by allowing them to participate in the ownership of the company.

The plan also makes it possible to single out those executives who, by their actions, make an especially positive contribution to the group's results.

In addition, the plan helps to secure the loyalty of those executives for whom the group has long-term ambitions, in particular "high flyers", i.e. young executives with strong potential. Stock options help to increase the commitment of these staff members and motivate them to work for the company's advancement and growth.

The plan buttresses the role of the group's responsibility centers in Europe and the rest of the world. In the Automobile Division it applies in particular to distribution subsidiaries, vehicle and powertrain engineering teams, managers of body assembly and powertrain plants, industrial subsidiaries and all the heads of vehicle and powertrain programs and projects. The plan also applies to the Sales Financing Division, and to the heads of the group's major support functions.

3. Grant policy

Grants of options vary according to the grantee's level of responsibility and contribution to the company, an appraisal of their performance and results, and, for younger staff members, an assessment of their development potential.

3-1 Senior executives and managing executives

The senior executives are the Chairman and the members of the Renault Management Committee, including the six members of the Group Executive Committee.

In principle, 62 other managing executives are granted options each year, based on the same criteria as those applicable to other senior executives, namely levels of responsibility, performance and results. The quantity of options granted can vary significantly depending on individual appraisals, with some managing executives receiving none. The allocation factor ranges from 1 to 5, with a median of 3,500 options in 2002.

3-2 Other executives benefiting from the plan

The plan's other beneficiaries are generally senior managers and high flyers with strong professional or managerial potential aged 45 and under. Grants are generally made every one to three years or more, but never more than two years running. An array of complementary systems is used to assess and select grantees (annual performance and development review, Careers Committees, personal monitoring for high flyers, performance-related bonuses). Taken together, these systems form a comprehensive observation platform from which the most commendable executives can be singled out.

3-2-1 Annual performance and development reviews

Annual performance and development reviews are used to make a precise, written review of past performance and to define written goals for the coming year. All managerial staff without exception (i.e. including senior executives and managing executives) undertake a performance appraisal with their immediate superior, and, where appropriate, their line manager and project manager. The results of the session are reviewed and graded by the next level of management. The annual performance and development review provides the opportunity to precisely measure the interviewee's past inputs and the importance of his of her future missions. It is also used to analyze the managerial capacity and the progress to be made vis-à-vis benchmarks set by senior management. The same benchmarks are used for the "360-degree evaluation" shared every year since 1999 between executives and their direct superior alone. Approximately 2,000 members of management committees received their 360-degree evaluation in 2002.

3-2-2 Careers Committees

The purpose of Careers Committees is to review all positions of responsibility within the company and to assess the contributions of the incumbents. They also seek to forecast possible changes in the job profile of individual staff members and the persons designated to replace them, either under normal circumstances or immediately should the need arise. The Careers Committees meet monthly in all the group's major divisions and departments throughout the world. This system makes it possible to permanently update collective assessments of individual staff members and it enables senior managers to submit the names of possible option grantees to the Chairman with full knowledge of the facts. A General Careers

Committee, chaired by the Chairman and CEO and composed of the members of the Group Executive Committee, examines nominations for 176 key positions (known as "A Positions") and is responsible for manpower planning for these jobs. With this method, managers at different levels can focus more tightly on future senior managers or managing executives.

3-2-3 High flyers

Particular attention is paid to the action and development of young high flyers, who are monitored closely. Each year, the Careers Committees meticulously update the P List, comprising young high flyers with strong professional or managerial potential likely to become senior managers, and the P1 List, composed of executives destined to become managing executives or senior executives. Additions to the P1 List are decided by the General Careers Committee.

Since 1999, in an effort to improve transparency, high flyers have been duly informed of their status by their managers during their annual performance appraisal. Prior to this, the selection was confidential.

3-2-4 Human Resources Advisers

The management committees of all major group divisions and departments have a Human Resources Adviser (HRA), who is responsible for assessing and permanently monitoring all the executives coming within his or her bailiwick. Since HRAs are coordinated centrally on a regular basis, managers can be sure that the human resources policy is properly implemented, that the abovementioned processes are followed, and that individual careers are optimally managed, particularly in terms of mobility assignments and training. HRAs are important because they marshal and summarize the assessments and judgments made by different managers and are therefore in a better position to select potential stock option grantees.

4. Grants

Grants made in **all the stock option plans:**

AGM authorization	June 7, 1996		June 11, 1998					
	Plan 1	Plan 2	Plan 3	Plan 4	Plan 5	Plan 6	Plan 7	**Plan 8**
Date of grant / Date of Board meeting	Oct. 22, 96	Oct. 28, 97	Oct. 27, 98	March 16, 99	Oct. 19, 99	Sept. 7, 00 and Oct. 24, 00	Dec. 18, 01	**Sep. 5, 02**
Option start date	Oct. 22, 99	Oct. 29, 02	Oct. 28, 03	March 17, 04	Oct. 20, 04	Sept. 8, 05 and Oct. 25, 05	Dec. 19, 06	**Sep. 6, 07**
Expiry date	Oct. 22, 06	Oct. 27, 07	Oct. 26, 08	March 15, 09	Oct. 18, 09	Sept. 6, 10 et Oct. 23, 10	Dec. 17, 11	**Sep. 4, 12**
No. of grantees	273	310	410	4	384	638	858	**809**
Total options granted	446,250	553,750	1,912,500	300,000	1,825,900	1,889,300	1,861,600	**2,009,000**
o/w members of Management Commitee(1)(2)	128,000	163,000	670,000	280,000	830,000	750,000	505,000	**645,000**
Strike price (€)	17.57	24.89	32.13	40.82	50.94	49.27 and 49.57	48.97	**49.21**
Discount	5%	5%	N/A	N/A	N/A	N/A	N/A	**N/A**
Options exercised at 31/12/2002	228,625	44,550	-	-	-	1,500	-	**-**
Options lapsed at 31/12/2002	19,300	17,400	69,000	-	48,500	79,950	22,000	**8,000**
Options outstanding at 31/12/2002	198,325	491,800	1,843,500	300,000	1,777,400	1,807,850	1,839,600	**2,001,000**

(1) The Renault Management Committee at the date on which the stock options were granted.

(2) Including grants to Mr. Schweitzer of 20,000 stock options in 1996, 30,000 in 1997, 140,000 in 1998, 200,000 in 1999, 140,000 in 2000 and 100,000 in 2001.

In FY 2002:

- The following stock option grants were made to **corporate officers:** Mr. Schweitzer, 130,000 options at €48.97.
- Options exercised by **corporate officers** included the following: Mr. Schweitzer exercised 10,000 stock options at €17.57 each (October 1996 plan) – the resulting shares were retained by Mr. Schweitzer.
- The **10 largest grants** made under the September 5, 2002 plan (excluding grants to corporate officers) were for a total of 295,000 options.
- The **10 largest lots exercised** (excluding options exercised by corporate officers) comprised 56,355 options at an average price of €19.26 (i.e. 43,355 options exercised at a price of €17.57 [October 1996 plan] and 13,000 options exercised at a price of €24.89 [October 1997 plan]).

Supplemental information

- The **options** granted under the plan give the right **to buy existing shares,** not to subscribe for new issues.
- Loss of eligibility is governed by regulatory provisions, i.e. total loss in the event of resignation, and individual decision in the event of dismissal.
- The minimum exercise lot is 300.
- No group subsidiary operates a stock option plan for its own shares.

Furthermore, the members of the Alliance Board of Renault Nissan b.v. designated by Renault will be entiteld to warrants issued by Nissan (see Chapter 1, 1.2 The Renault-Nissan Alliance, 1.2.1. Aims and governance, The Alliance Board, page 17).

2.2.3. RISK MANAGEMENT

The Renault group faces a number of risks in the course of its business. This section will describe the most significant of these risks, together with the procedures put in place to identify, control and, where possible, quantify them. The risks associated with the activities of fully and proportionately consolidated companies will be addressed in detail. As regards companies accounted for by the equity method, only the impact on group income of the translation adjustment arising on such equity investments will be described.

2.2.3.1. Organization of risk management

Risk management is an integral part of the group's operational management. It is based on a multi-tiered system:

- Because the group faces a multiplicity of risks, it takes a pragmatic approach to managing them. Some, such as financial risks, are dealt with at a centralized level; while others, like environmental risks, are handled at a decentralized level. Accordingly, the operating entities have considerable latitude to define and implement action plans to pinpoint, prevent and deal with the most important risks. These plans are reviewed regularly by senior management, which sets the main objectives and, where necessary, establishes allowable limits.
- A Risk Management Department, reporting to the Vice President of Corporate Audit, was set up in the second half of 2002. Leveraging existing risk management and prevention policies, the new department will seek to further understanding of the types of risk incurred by the Renault group, promote cross-functional management of cross-sector issues, and monitor the introduction of action plans, as and when necessary.
- The Accounts and Audit Committee (see 2.2.1., page 46), whose main task is to analyze the financial statements and ensure that appropriate methods are used to prepare them, issues an opinion on the annual internal audit program and on the relevance of control procedures. The Committee is informed of the most significant risks and of the conclusions of the main audits.

In the course of its business, the Renault group is exposed to three main categories of risk: market risk, operating risk and legal risk.

2.2.3.2. Market risk

Foreign exchange risk

The Renault group is naturally exposed to foreign exchange risk in the course of the Automobile Division's activities. Except in terms of shareholders' equity, the group is not exposed to such risk in its sales financing activities, since its foreign-currency assets are matched proportionately by liabilities denominated in the same currencies. Foreign exchange risks in respect of industrial and commercial activities are monitored through Renault's Central Cash Management Department. Foreign exchange transactions are executed by the Renault Finance subsidiary, which operates on behalf of the Automobile Division.

Exchange rate fluctuations may have an impact at four different levels:

- Operating margin;
- Financial results;
- Income of companies accounted for by the equity method;
- Shareholders' equity.

Impact on the operating margin

Renault does not generally hedge its future operating cash flows in foreign currencies. The operating margin is therefore subject in the future to changes caused by exchange rate fluctuations. In this way, Renault averages out any impacts over a long period, while not assuming the risks inherent in forward currency hedging.

On the basis of its operating cash flows in 2002, the group estimates that a 1% appreciation in the euro against all other currencies would have a negative impact of €33 million on the operating margin. The group's exposures concern mainly sterling, the US dollar, the Argentine peso, the Brazilian real, the Romanian leu, the Turkish lira and the Korean won. On the basis of the same assumption, a 1% increase in the euro against sterling would have a negative impact of €20 million on the operating margin in 2002, while a 1% increase in the euro against the US dollar would have a negative impact of €5 million.

Impact on the financial results

As far as possible, investments by Automobile Division subsidiaries are financed through equity contributions. In principle, other financing requirements are met in the local currency by Renault S.A. Financing flows in foreign currencies are systematically hedged in the same currencies, thereby ensuring that exchange rate fluctuations do not distort the financial results.

If local circumstances preclude refinancing by Renault S.A., the subsidiary may tap external funding sources, if possible denominated in its own currency. External financing in non-local currencies is a last resort, employed only after all other solutions have been considered, including that of an equity contribution by the parent company. In 2002, the most significant such cases were in Mercosur, and Romania. At December 31, non-local currency financing amounted to just $8 million in Argentina. Where cash surpluses are reported in weak-currency countries, deposits are made in a stronger currency, if possible.

Renault Finance may transact own-account business not linked to operating cash flows. If so, risks are strictly circumscribed, monitored at all times at local level and reported monthly to the group's Finance Department. Such proprietary transactions are intended chiefly to maintain the group's expertise on the financial markets and are managed to avoid material impacts on Renault's consolidated financial statements.

Impact on income of companies accounted for by the equity method

On the basis of Nissan's contribution to Renault's income at December 31, 2002 a 1% appreciation of the euro against the yen would have caused a €14 million reduction in this contribution, ceteris paribus. Similarly, because of the translation adjustment, a 1% rise in the euro against the Swedish krona would have lessened Volvo's contribution to Renault's income by €1 million, ceteris paribus.

Impact on shareholders' equity

At balance sheet level, equity investments in currencies other than the euro are not usually hedged. This may lead to translation adjustments, which are accounted for by the group as shareholders' equity. However, the size of the Nissan investment was such that Nissan's shareholders' equity in yen has been covered by a specific foreign exchange hedge, in an amount of ¥518.3 billion at December 31, 2002 with maturities out to 2009. The nature and amount of each transaction are given in note 12-D of the notes to the consolidated financial statements, page 140.

Interest rate risk

Automobile Division

Interest rate risk can be assessed on the basis of debt maturity (current or long-term liabilities) and the payment terms set out in the indenture (fixed rate; variable rate). Because current liabilities (i.e. less than one year) are closer to maturity, they can be considered as variable-rate borrowings.

The current liabilities of the Automobile Division at December 31, 2002, i.e. portion of total gross debt at less than one year, was €3,343 million. The remaining €3,905 million breaks down into three categories:

- €324 million in redeemable shares. These securities pay a fixed return (6.75% of the nominal) plus a variable return that varies according to the yearly increase or decrease in group revenues, measured on a consistent basis. See Note 28-B of the notes to the consolidated financial statements on page 153 for the market value of redeemable shares;
- €3,503 million of fixed-rate borrowings;
- €78 million of variable-rate borrowings.

Sales Financing Division

The Renault group's exposure to interest rate risk is concentrated mainly in the sales financing business of RCI Banque and its subsidiaries. The objective of the RCI Banque group is to hedge all interest rate risks in order to protect its trading margin. To do this, it matches its commercial assets with financial liabilities of equivalent amount and duration.

Interest rate risk is monitored on a daily basis by measuring sensitivity according to currency, management entity and asset portfolio. A single set of methods is used by the entire RCI Banque group to ensure global management of interest rate risk across the entire scope of consolidation

RCI Banque group's exposure to interest rate risk at December 31, 2002

Coverage as a %


105%
100%
95%
90%
100%
99%
99%
102%
95%
100%
100%
102%
101%
99%
98%
98%
99%
98%
Germany
Argentina
Austria
Belgium
Brazil
Spain
France
UK (NFGB)
UK (RFS)
Italy
Netherlands
Portugal
RCI Banque
Switzerland

See Note 28 to the consolidated financial statements on page 152 for details of consolidated off-balance-sheet commitments vis-à-vis financial instruments, with a breakdown by type of activity.

Counterparty risk

The group is exposed to counterparty risk in its financial-market and banking transactions, in its management of foreign exchange and interest rate risk, and in the management of payment flows. The group works with banking counterparties of the highest caliber and is not subject to any material concentration of risk.

Management of the counterparty risk of the group's different entities is totally coordinated and relies on group-level committees. These Risk Committees, which meet every two months, comprise representatives from the operating entities, members of the risk control bodies, and a representative from senior management. They formulate their decisions with the aid of a rating system based mainly on counterparties' long-term credit rating and the level of their shareholders' equity. This system is used by all companies of the Renault group that are exposed to counterparty risk.

Some group companies have significant exposure to counterparty risk owing to the nature of their business. These companies are subject to daily checks to ensure that they comply with allowable limits, in accordance with precise internal control procedures.

Liquidity risk

The group must always have sufficient financial resources not just to finance the day-to-day running of the business and the investments needed for future expansion but also to cope with any extraordinary events. The group's aim is to structure long-term financing in order to cover investments and extraordinary events, as well as its permanent working capital requirements. Short-term financing is used to cover changes in working capital requirements.

Renault S.A. raises most of the refinancing for its Automobile Division in the capital markets through long-term financial instruments (bond issuance, private placement), designed to secure the level of its net indebtedness over the long run, or through short-term instruments (in particular domestic commercial paper to cover business-cycle requirements).

Under this policy, which will be pursued in the years ahead, Renault S.A. launched an EMTN[1] program in 2002 to diversify its sources of long-term financing and broaden its investor base.

The indentures contain no contingent clauses that could modify the main terms and conditions if the issuer's rating is downgraded.

(1) EMTN: Euro Medium Term Note.

Renault S.A., maturity of bond debt at December 31, 2002

(annual maturities in € million[2])


1,000
800
600
400
200
0
229
305
389
962
500
1,000
2003
2004
2005
2006
2007
2009

RCI Banque is considerably diversifying the short- and medium-term issuance programs (bonds, short- and medium-term debt securities, securitization) that it uses for its refinancing. In October 2002, Diac, a French subsidiary of RCI Banque, launched a €1.6 billion securitization deal involving its entire pool of consumer loans. This transaction marks the first step in the development of a pan-European program that will enable the RCI Banque group to diversify its sources of funding and broaden its investor base. These securitized loans continue to be recorded as assets in the consolidated balance sheet.

RCI Banque, maturity of bond debt at December 31, 2002

(annual maturities in € million[2])


1,000
800
600
400
200
0
1,014
1,050
759
550
750
229
2003
2004
2005
2006
2008
2009

(2) Nominal amounts not restated.

Group issuance programs and ratings at December 31, 2002

Issuer	Program	Market	Ceiling	S&P	Moody's	Fitch	R&I
Renault S.A.	Domestic CP	Euro	€1,500 million	A2	P2		
Renault S.A.	EMTN	Euro	€2,000 million	BBB	Baa2	BBB	
RCI Banque	Euro CP	Euro	€2,000 million	A2	P2	F2	a1
RCI Banque	EMTN	Euro	€7,000 million	BBB+	Baa1	BBB+	A-
RCI Banque	CD	French	€4,000 million	A2	P2	F2	
RCI Banque	BMTN	French	€2,000 million	BBB+	Baa1	BBB+	
Diac	CD	French	€1,500 million	A2	P2	F2	
Diac	BMTN	French	€1,500 million	BBB+	Baa1	BBB+	
RCI Banque	CP	US	$1,000 million	A2	P2	F2	
RAGmbH (guarantor RCI)	CP	German	€1,000 million	A2	P2	F2	
RCI Banque + Overlease + Renault AutoFin (guarantor RCI)	CP	Belgian	€500 million	A2	P2	F2	

(1) EMTN: Euro Medium Term Note – CP: Commercial Paper – CD: Certificate of Deposit – BMTN: Negotiable Medium Term Note.

Furthermore, the group has confirmed renewable credit lines with banking institutions in a total amount of €8.803 billion (€4.4 billion for Renault and €4.4 billion for RCI Banque at December 31, 2002), divided equally between Renault and RCI Banque, with maturities extending to 2007. These credit lines are not intended to be used as a permanent and significant source of cash. They are partly intended as back-up bank lines for the issuance of short-term commercial paper.

The contractual documentation on these confirmed lines of credit contains no clauses that could affect the use or continued supply of credit following a change in the rating of Renault S.A. or RCI Banque.

The group's liquidity is underpinned by the high quality of its assets and, in particular, by shareholdings in listed companies that could be collateralized quickly if necessary.

Automobile Division

(€ million)


464
Cash and cash equivalents of automobile companies
1,999
Cash and cash equivalents of Renault Finance and SFF
1,249
Loans by automobile companies
Financial assets
4,754
485
Marketable securities held by automobile companies
557
Loans by Renault Finance and SFF


3,294
Bonds
324
Redeemable shares
920
Borrowings of Renault Finance and SFF
Financial liabilities
7,248
325
Private placement
1,575
Other bank borrowings of automobile companies
810
Domestic commercial paper

◈ Commodity risk

Renault's Supplier Relations Department hedges commodity risk by means of financial instruments such as futures, call options and collars, which are systematically unwound at maturity (unwinding versus settlement).

Commodity hedging operations are limited to purchasing by Renault's Supplier Relations Department or by Renault Nissan Purchasing Organization for Renault projects in Europe. These hedges are linked to the physical purchasing operations carried out to meet plant needs.

Such transactions are subject to restrictions in terms of volume and maturity. They are covered in monthly reports that detail hedge performance and the performance of hedged items. All hedging decisions are monitored by a Risk Committee that meets monthly.

Renault's Supplier Relations Department goes through Renault Finance to execute these hedging transactions in the markets. Renault Finance does not take speculative positions on metals: all transactions concluded with Renault s.a.s. have a bank counterparty. Furthermore, Renault Finance tracks the metals markets, and it marks all its hedging instruments to market on a daily basis.

2.2.3.3. Operating risk

Industrial risks

To maximize productivity, the group's industrial operations are highly concentrated. Because its plants are interdependent, any accidental stoppage of a powertrain- or vehicle-manufacturing facility would be troublesome. Therefore, as it developed its industrial system over the years, Renault also put in place a prevention policy designed to greatly minimize the likelihood of such a risk materializing, for whatever reason.

Renault's industrial risk prevention policy is focused essentially on process risks. It is based on a three-pronged approach:

- A group-wide, standardized method is used to analyze risks;
- Implementation of the method is audited yearly at all the group's industrial facilities;
- The necessary investments are planned.

The group's production plants have achieved a total-quality rating in the areas of fire and explosion prevention. The term used by insurers for such a rating is "Highly Protected Risk".

Extensive research has also been carried out into the risks associated with natural events. This has found that the group's facilities around the world have little exposure to such risks. Where risk is present, specific preventive measures have been taken. For instance, major investment has been made in OYAK Renault, a vehicle assembly firm in Turkey, to limit the impact of earthquakes.

A dedicated Risk Committee monitors the risks relative to the supply of outsourced parts (see section on supplier risks opposite).

The Information Technologies and Systems Department is making and managing large-scale investments aimed at preventing IT risks.

Environmental risks

Environmental risks are described in Chapter 3, Environmental performance, section 3.3.5. "Maintaining the value of our assets", pages 95-96.

Also, at December 31, 2002 the group had €65 million of provisions for the enforcement of environmental regulations. The main aim of these provisions is to pay for the rehabilitation of land at Boulogne and to meet the cost of end-of-life vehicles.

Insuring against operating risks

Industrial and environmental operating risks are covered by insurance policies negotiated on a centralized basis by the Insurance Department. These policies provide all group companies around the world with identical coverage and are signed with insurers and reinsurers of international stature.

Three worldwide insurance policies are used to provide coverage against operating risks:

- A policy insuring against damage and business interruption. This policy covers the risks of damage to goods and of operating losses, notably cumulative operating losses resulting from the interdependence of Renault's plants;
- A civil liability insurance policy, which covers the liabilities incurred;
- A transportation insurance policy, which in particular covers the risks associated with vehicle damage caused during transportation by bad weather, hail, flooding, storms, etc., the frequency and seriousness of which are rising annually as result of climate change.

There were no notable changes in the premiums or coverage of these policies in FY 2002, mainly because contractual due dates fell after December 31.

The policies were renegotiated and reactivated as of January 1, 2003.

Existing cover on risk was maintained, with the exception of cases excluded by the insurance and reinsurance markets, notably the risk of terrorist attack in countries whose governments – unlike France, for example – have not mandated specific cover. The limits of liability are commensurate with estimated risks. The level of the premium has risen in line with market trends. However, the increase was limited by the quality of the group's risks and its prevention policy.

Supplier risks

Since purchasing accounts for more than 80% of the production cost of our vehicles, it is essential that we select the right high-quality suppliers. With this in mind, a Supplier Risks Committee, which comprises members of the Supplier Relations Department Committee and the Finance Department, meets monthly.

Suppliers' financial soundness is reviewed on the basis of two key criteria:

- A rating based on an analysis of the supplier's performance, plans and strategy;
- Dependence on Renault.

The following points are regularly examined as part of operating performance reviews: design excellence, ability to respond to demand in terms of volume, quality, costs and delivery times, and quality of logistics. Where necessary, a team from the Logistics Department audits suppliers' industrial capacity.

Furthermore, the creation of a Renault-Nissan joint worldwide purchasing organization specialized in supplier relations enables us to extend and rationalize Renault's panel of suppliers.

Customer and network risk of RCI Banque

Risks linked to customer quality are assessed using a scoring system and monitored according to customer type, i.e. individual, corporate or network.

The procedures for granting loans to individual and corporate customers are based on credit-scoring systems and searches of external databases. Disputes are managed on a case-by-case basis, in accordance with a strict set of procedures that comply with the regulatory requirements set down by banking supervisors. The aim is to ensure that outstanding payments are settled or that vehicles are promptly repossessed by out-of-court settlement or legal action. For several years, the cost of customer risk has been kept at 0.7% of outstanding – the target set by the group.

Financing is granted to the network on the basis of an internal rating system that takes into account the financial position of dealers. A policy of standardizing the rules for network risk (notably as regards provisioning) has been in place for several years. This has made it possible to strengthen the monitoring and provisioning of risk. In 2002, losses on customer financings took into account the new European regulation on car distribution as well as the downturn in the economic situation.

RCI Banque: total losses on customer financings
(% of total average loans outstanding)


2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
1.50%
0.70%
0.53%
0.41%
0.39%
0.48%
0.54%
0.52%
0.78%
1994
1995
1996
1997
1998
1999
2000
2001
2002

2.2.3.4. Legal risk

Risks linked to the legal framework for ELVs

As an automaker, the group has to comply with all the regulations, notably those on safety and pollution, introduced by governments and international organizations. Complying with these regulations engenders additional costs for the group.

European Directive 2000/53/EC on end-of-life vehicles (ELVs), published in September 2000, requires that Member States take the necessary steps to ensure that ELVs are taken to an authorized treatment facility at no additional cost to the last owner. This obligation has been effective since July 1, 2002 as regards vehicles released onto the market since that date, and will be effective from January 1, 2007 for all other ELVs. In parallel, the Directive set the target for the recycling rate at 85% from 2006 and at 95% from 2015, with energy recovery being limited to 5% and 10%, respectively.

Member States are required to transpose this Directive into their national law and must ensure that producers apply the new legislation.

At December 31, 2002 only Germany, the Netherlands, Austria and Sweden had transposed the Directive into national law. Taking into account the ELV treatment approach adopted in each of these countries, the Renault group has assessed the financial consequences and established a provision in respect of the charges likely to result from these developments (see Note 29-D to the consolidated financial statements, page 156).

The Directive was transposed in Spain in early 2003, a move that had no material impact on the group.

At this stage, it is impossible to estimate the potential costs that the group could be required to bear in countries where the Directive has not yet been transposed.

In France, however, Renault estimates that car makers are unlikely to have to bear a significant residual cost, in view of the prospective structure of recycling operations.

Disputes

In general, all known legal disputes in which Renault or group companies are involved are examined at year-end. After seeking the opinion of legal advisors, the group sets aside the provisions deemed necessary to cover the estimated risk.

In 2001 Renault and Volvo resorted to arbitration regarding the interpretation of the agreement governing the contribution of Renault Véhicules Industriels. The procedure could result in a reduction in the value of that contribution. In 2001, Renault set up a provision by adjusting the capital gain recognized on the contribution. Renault believes that the outcome will not have a material impact on its financial position.

At the end of March 1999 the European Commission began an inquiry into transfers of Renault vehicles within the European Union. The group is still awaiting the Commission's findings.

In the normal course of its business, the group is involved in various legal proceedings connected with the use of its products. At present, Renault estimates that none of these actions is likely to materially affect its assets, financial position, activities or earnings.

Granting of licenses in respect of industrial property rights

The group is required to use patents held by third parties as part of licensing agreements negotiated with such parties.

Each year, Renault s.a.s. files several hundred patents (see 3.5., Research and Development policy, page 106), some of which are the subject of fee-paying licenses granted to third parties.

As part of the sale of Renault V.I. to Volvo, Renault granted a license to use the Renault brand name to the Volvo group in a contract signed on January 2, 2001 regarding commercial vehicles (3.5 tons and over). This is a perpetual worldwide license and is used by the Volvo group at its own risk.

Furthermore, under an agreement signed on August 5, 2000 Samsung granted Renault Samsung Motors a worldwide non-exclusive license to use the Samsung brand name on the vehicles that it assembles and manufactures in South Korea. This license initially runs until 2010, but may be renewed.

2.2.3.5. Other risks

Off-balance-sheet commitments

Here, the main commitments concern guarantees and endorsements granted by the group in the normal course of business, as well as savings plans in Argentina.

Off-balance-sheet commitments are discussed in Notes 28 and 29 to the consolidated financial statements, pages 152-156. To the knowledge of senior management, no material off-balance-sheet commitments have been omitted.

Risks linked to pension commitments

As indicated in Note 23 to the consolidated financial statements, Renault contributes, depending on the country, to defined-contribution or defined-benefit schemes to cover employee pension commitments.

Following the sale of Mack Trucks to Volvo in 2001, Renault is currently based in countries where most employees of group companies are enrolled in defined-contribution schemes. One of the key characteristics of such schemes is that they pool all risks within national organizations that manage risk and collect wage-related contributions. There is no actuarial liability under these arrangements. The contribution rate varies according to the annual balance of the scheme, which in turn depends on national demographic data and nationwide management policies in force.

However, some group employees are enrolled in defined-benefit schemes:

- Of these, the most significant is the scheme that pays out benefits to French employees at retirement. These benefits, which are determined by the collective agreements current in the industry, depend mainly on total length of service and the employee's final wage at retirement. They are not usually covered by insurance contributions or by payments into funds, and give rise to provisions. Because these provisions are representative of a long-term liability, they are discounted to present value. These discount rates are the second key parameter used to determine the cost recognized annually in the accounts, in accordance with the procedures described in Notes 1-G and 23 to the consolidated financial statements.
- Some European countries also have company-sponsored pension schemes. Of these, the main one, which operates in the same way as a defined-benefit scheme, is the one in which the group's 1,850 UK employees are enrolled. According to the rules applicable in the UK, this scheme is asset-backed. Changes in the value of the assets used to fund pension commitments are an additional parameter that impact on the liabilities recognized by Renault.

Tax and customs risks

The group is regularly subject to tax inspections in France and in the different countries in which it carries on its business. Valid demands for tax arrears are booked via provisions. Disputed demands are taken into account on a case-by-case basis according to estimates that build in the risk that the disputed demands may not be overturned despite the legitimacy of the group's actions and its appeals.

Risks linked to geographical location

◈ The group is present commercially and/or industrially in countries outside Western Europe and notably in many emerging countries. The group makes some 17.2% of its revenues outside Western Europe and this share is set to grow, given the group's development strategy. Note that the group is not present in the USA and reports insignificant sales in Japan.

The group's activities in non-Western European countries involve a number of potential risks. These include fluctuations in GDP, economic and governmental instability, regulatory changes, payment-collection difficulties, social unrest, major swings in interest and exchange rates, and foreign exchange controls.

As regards industrial risk, the group is based in seven of the main emerging countries: South Korea, Romania, Brazil, Argentina, Turkey, Colombia and Chile.

The decision to set up industrial bases in these emerging countries was taken as part of a growth strategy that factors the risks of instability into an overall industrial approach.

In emerging countries, the group does not hedge the political risks linked to its investments, but pools them. The geographical distribution of our bases ensures satisfactory dispersal of political risk, making it possible to balance our portfolio.

The group is pursuing a policy aimed at stepping up local content in its emerging-country production units. The aim is that capacity is used more efficiently, exporting to other areas when domestic markets falter and where exchange rate changes improve the price competitiveness of products outside the country.

Renault regularly evaluates its industrial assets in risky areas, taking into account the current level of business and the future outlook. As a result of that principle, the group took a charge of €51 million on industrial assets in Argentina in 2001 and wrote down €75 million for Brazil in 2002. At December 31, 2002 the net value of its industrial assets in Argentina and Brazil was €35 million and €290 million, respectively.

As regards commercial flows, the group hedges all financial flows arising from commercial activities in emerging countries. The definition of "emerging country" is broad. The risks of non-convertibility, which may appear where the group is present through a subsidiary, or of non-transfer, which concern Renault subsidiaries and importers, are systematically guaranteed through banks or by credit insurance.

3

Renault's Performance in 2002



Espace IV: just like driving a sedan.

3.1. Economic performance

The group's worldwide sales were virtually stable in 2002, falling just 0.4% over 2001. The decline in sales in Western Europe, the Mercosur and Turkey – all dwindling markets – was partly offset by growth in Korea, Central Europe, and new markets with the support of the Alliance. In Western Europe, Renault consolidated its position as number-one brand on the passenger car and light commercial vehicle markets combined, and was ranked the leading brand in the passenger car market alone for the first time since 1983. Driven by the success of new diesel engines, most Renault models helped boost sales performance, particularly Laguna II and Clio II, and Mégane II and Espace IV towards the end of 2002.

Revenues rose by 2.6% on a consistent basis, despite the negative impact of exchange rates and sales volume. This increase was due to an improved model mix and a rise in new vehicle prices, as well as buoyant growth in the spare parts business and powertrain sales to third parties. On a consistent accounting basis, operating margin increased to 2.5% of revenues from 1.3% in 2001, driven by lower general expenses and higher sales outside Western Europe. In addition, Renault Samsung sales rose sharply and Renault pursued its profitable growth in new countries with the support of the Alliance. Sales in Western Europe held steady despite a less buoyant business climate on account of a downturn in sales volume and the end of Mégane's lifecycle.

Furthermore, Renault benefited from the significant gain in the contribution from Nissan. Net income beat a record in terms of both published figures and on a consistent accounting basis. Against this backdrop, Renault continued to strengthen its balance sheet; net automotive debt was slashed and shareholders' equity rose.

3.1.1. SALES PERFORMANCE AND RESULTS IN 2002 ◈

3.1.1.1. Automobile Division

Production[a]

In 2002 the Renault group produced a total of 2,343,954 passenger cars and light commercial vehicles worldwide. More than 40% was manufactured outside France. The group has over 30 manufacturing sites worldwide. Under cooperative agreements, the group also utilizes facilities operated by other manufacturers as well as Nissan Motor, thanks to the Alliance signed in 1999. (see Chapter 1, Main manufacturing sites, page 10).

Renault group's worldwide production – by source

Number of passenger cars and light commercial vehicles	2000	2001	2002
Manufactured in France	1,407,717	1,412,577	**1,344,847**
Manufactured outside France	1,018,247	962,507	**999,107**
Renault	948,907	841,545	824,765
Dacia	55,183	52,283	57,377
Samsung	14,157	68,679	116,965
GROUP WORLDWIDE PRODUCTION	2,425,964	2,375,084	**2,343,954**

(a) Note on methods: Production data are sourced from counts taken when finished vehicles are shipped to distributors.

◈ *This symbol indicates information relating to the guidelines of the Global Reporting Initiative (GRI) on sustainable development reports.*
See page 188 for a cross-index of GRI indicators.

Renault group's worldwide production – by model

	2000	2001	2002
RENAULT			
Passenger cars			
Twingo	200,770	171,768	**149,744**
Clio	640,252	672,898	**677,037**
Kangoo	130,756	111,874	**105,221**
Renault 9 and 12	136	4	**0**
Renault 19	28,568	3,690	**0**
Mégane	788,196	663,027	**551,673**
Mégane II	-	-	**81,287**
Laguna	169,574	2	**0**
Laguna II	4,793	275,755	**258,983**
Safrane	12,365	2	**0**
Espace	68,471	59,465	**32,421**
Espace IV	-	-	**19,833**
Vel Satis	-	412	**21,945**
Avantime	-	1,350	**5,522**
Total passenger cars	**2,043,881**	**1,960,247**	**1,903,666**
Light commercial vehicles			
Express	15,434	2,499	**0**
Kangoo Express	132,236	129,213	**113,752**
Twingo Van	1,990	2,112	**1,870**
Clio Van	50,035	55,812	**53,920**
Mégane Van	8,237	6,899	**5,201**
Trafic(1)	12,655	2,467	**928**
Master 2	91,515	87,165	**83,904**
Mascott	641	7,708	**6,371**
Total light commercial vehicles	**312,743**	**293,875**	**265,946**
TOTAL RENAULT PRODUCTION	**2,356,624**	**2,254,122**	**2,169,612**
DACIA			
Passenger cars			
Nova	5,471	0	**0**
SupeRNova	2,714	25,796	**29,248**
Other (sedans, station wagons, 1304, 1305, etc.)	34,418	15,647	**15,187**
Total passenger cars	**42,603**	**41,443**	**44,435**
Light commercial vehicles			
1300 pickup trucks	6,439	5,353	**5,866**
Double cabs	6,141	5,487	**4,367**
08	-	-	**2,709**
Total light commercial vehicles	**12,580**	**10,840**	**12,942**
TOTAL DACIA PRODUCTION	**55,183**	**52,283**	**57,377**
RENAULT SAMSUNG			
Passenger cars			
SM5	14,157	68,679	**100,148**
SM3	-	-	**16,817**
TOTAL RENAULT SAMSUNG PRODUCTION	**14,157**	**68,679**	**116,965**
GROUP WORLDWIDE PRODUCTION	**2,425,964**	**2,375,084**	**2,343,954**
Passenger cars	2,100,641	2,070,369	2,048,249
Light commercial vehicles	325,323	304,715	278,888



Espace IV is built on the same platform as Laguna II and Vel Satis at the Sandouville plant in France.

(1) New Trafic production at the General Motors Europe plant in Luton, United Kingdom and the Nissan plant in Barcelona was not recorded as Renault production (the proportion of New Trafic production by Renault was 17,941 in 2001 and 48,356 in 2002).

Sales

The worldwide sales[a] of the Renault group in 2002 totaled 2.4 million units, down 0.4% compared with 2001. The Renault group took 4.2% of the world market, a 0.1-point decrease over 2001.

Worldwide sales under the Renault brand fell 2.6% overall, sustaining declines of 1.9% in Western Europe and 5.8% in the rest of the world. This drop was offset by the sharp increase in Renault Samsung sales, which gained 65.4%, and a 6.1% rise in Dacia sales.

Group unit sales outside Western Europe continued to grow, accounting for over 22% of total sales in 2002, compared with 21% in 2001.

	2000	2001(1)	2002(1)	Change 2002/2001
RENAULT BRAND				
Passenger cars	1,968,923	1,961,811	1,905,565	- 2.9%
Light commercial vehicles	323,430	325,993	323,547	- 0.8%
Total RENAULT	2,292,353	2,287,804	**2,229,112**	**- 2.6%**
Western Europe	*1,873,859*	*1,905,627*	*1,869,248*	*- 1.9%*
Outside Western Europe	*418,494*	*382,177*	*359,864*	*- 5.8%*
RENAULT SAMSUNG BRAND				
Passenger cars	12,541	70,788	117,088	65.4%
Total RENAULT SAMSUNG	12,541	70,788	**117,088**	**65.4%**
DACIA BRAND				
Passenger cars	38,438	42,393	44,930	6.0%
Light commercial vehicles	12,124	12,053	12,845	6.6%
Total DACIA	50,562	54,446	**57,775**	**6.1%**
Total Passenger cars	2,019,902	2,074,992	2,067,583	- 0.4%
Total Light commercial vehicles	335,554	338,046	336,392	- 0.5%
GROUP WORLDWIDE SALES	2,355,456	2,413,038	**2,403,975**	**- 0.4%**
Western Europe	*1,873,868*	*1,905,635*	*1,869,251*	*- 1.9%*
Outside Western Europe	*481,588*	*507,403*	*534,724*	5.4%

(1) Provisional data.

RENAULT BRAND

Worldwide sales of the Renault brand in 2002 fell by 2.6% to 2,229,112 passenger cars and light commercial vehicles, compared with 2,287,804 units in 2001. The 1.9% drop in sales in Western Europe and downturns in other markets where Renault is well established, including Turkey, Argentina and Brazil, was partly offset by the good sales performance recorded in Central Europe (up 8.9%) and in other countries and regions of the world, namely Mexico, Algeria and Asia.

(a) Note on methods: The term "sales" includes registrations of new vehicles plus invoicing for certain geographic areas. In Western Europe, the figure includes sales of 40,626 unregistered vehicles in 2002, compared with 41,861 in 2001. In line with car industry practice, market share is calculated either from previous years' statistics from official bodies or from data derived from carmakers' internal product flows, hence sales.

In Western Europe, Renault sales totaled 1,869,248 units, compared with 1,905,627 units in 2001. This 1.9% decline came against the backdrop of a 3% industry-wide fall to 16.2 million units. For the fifth year in a row, Renault was the number-one automobile brand in the passenger car and light commercial vehicle segments combined, with market share of 11.3% in 2002, up from 11.2% in 2001.

Market share in Western Europe

Passenger cars and light commercial vehicles %	2000	2001(1)	2002(1)
Renault	11.0	11.2	**11.3**
Volkswagen	10.7	10.5	**10.0**
Opel	9.5	9.6	**9.0**
Ford	8.5	9.0	**8.9**
Peugeot	7.9	8.6	**8.9**
Fiat	7.9	7.6	**6.8**
Citroën	5.8	6.3	**6.6**

(1) Provisional data.

Passenger cars

In passenger cars, Renault was the market leader in 2002, securing market share of 10.7%, up from 10.6% in 2001 – equivalent to a 0.1-point gain despite Renault recording one of the most unfavorable market mixes among all auto manufacturers (down one-tenth of a percentage point). Renault's sales performance was driven by the popular Clio II and Laguna II models, the appealing new-generation dCi diesel engines, which represented 47% of sales at end-December 2002 compared with 39.8% at end-December 2001, as well as Mégane proving its resistance – even at the end of its lifecycle.

Market share in Western Europe

Passengers cars %	2000	2001(1)	2002(1)
Renault	10.6	10.6	**10.7**
Volkswagen	11.0	10.8	**10.3**
Opel	10.2	10.2	**9.4**
Ford	8.5	8.8	**8.9**
Peugeot	7.9	8.6	**8.9**
Fiat	7.6	7.2	**6.2**
Citroën	5.2	5.8	**6.2**

(1) Provisional data.

There was a 2.9% dip in the passenger car market in Western Europe which hit all countries except for the United Kingdom, Sweden, Finland and Denmark.

In **France**, Renault gained four-tenths of a percentage point and consolidated its ranking as the leading brand with a 27% market share, up from 26.6% in 2001.

Renault leveraged the good sales showing of its entire range: Twingo, Clio II, Mégane, Laguna, Kangoo and Espace were all the best-selling vehicles in their respective segments. Clio II boosted its position as the top-seller in France with a 0.4-point increase in market share. Renault had not had a top-of-the-range offering for some time and Vel Satis, which went on sale on March 8, was number two in the luxury sedan class in France with a 19.1% share.

While the French market as a whole fell 4.9% in 2002, Renault sales were down only 3.4%.


LAGUNA
ESPACE
dCi

The Versailles Chantier dealership welcomes you to a world of luxury.

Renault's performance in Western Europe

Passenger cars	Registrations in 2002 (total market)		Renault new-vehicle registrations in 2002		Renault market share %		
	Number of units	% change 2002/2001	Number of units	% change 2002/2001	2000	2001	**2002**
France	2,145,071	- 4.9	579,618	- 3.4	28.2	26.6	**27.0**
Germany	3,251,402	- 2.7	206,403	3.1	5.9	6.0	**6.3**
Spain	1,331,848	- 6.6	168,081	- 6.7	12.8	12.6	**12.6**
Italy	2,277,523	- 5.8	158,577	- 6.4	7.0	7.0	**7.0**
United Kingdom	2,563,631	4.3	194,685	7.2	7.3	7.4	**7.6**
Belgium/Luxembourg	511,090	- 3.8	56,787	- 15.3	11.2	12.6	**11.1**
Netherlands	510,715	- 3.7	53,228	6.9	8.8	9.4	**10.4**
Portugal	226,129	- 11.4	29,171	- 6.4	11.6	12.2	**12.9**
Switzerland	295,735	- 6.6	19,263	- 7.9	6.6	6.6	**6.5**
Austria	279,575	- 4.8	19,850	1.9	6.3	6.6	**7.1**
Other Western Europe	1,002,489	0.6	57,565	3.4	5.5	5.6	**5.7**
Total Western Europe(1)	**14,395,208**	**- 2.9**	**1,543,228**	**- 2.0**	10.6	10.6	**10.7**

1) EU, Iceland, Norway and Switzerland.

Outside France, Renault increased market share or held it steady in most Western European countries:

- In **Germany,** Renault had a 6.3% share of the market in 2002, up from 6% in 2001. Laguna II sold well in the D segment, which was down 2 percentage points, and Clio II was also popular. Renault sales were up 3.1% in a market that contracted by 2.7%.
- In the **United Kingdom,** Renault rose on the back of a 4.3% increase in the market and bolstered sales to capture 7.6% market share, up from 7.4% in 2001, thanks to the successful Clio II and Laguna II models. Registrations rose 7.2%.
- In the **Netherlands,** the market was down 3.7%, yet Renault gained 1 percentage point in market share to 10.4% from 9.4% in 2001. It was the number-two brand on account of the popular Clio II and Laguna II. Laguna II and Mégane were leaders in their respective segments.
- In **Portugal**, the market recorded the sharpest drop in Western Europe – down 11.4% – yet Renault increased market penetration by seven-tenths of a percentage point to 12.9% from 12.2% in 2001. Sales were buoyed up by Clio II, the best-selling model, and Laguna II, which gained 2.2 percentage points in its segment and took the top slot in the D segment.
- In **Spain,** Renault held on to its number-one ranking and market share was stable at 12.6% thanks to a rise in Laguna II sales. Renault's sales nevertheless dipped 6.7% due to the sharp market slump overall (down 6.6%).
- In **Italy,** Renault held market share steady at 7%, with Clio II, Laguna II and Kangoo making up for the dwindling market share of Mégane and Twingo. Renault registrations were down 6.4% in a market that narrowed by 5.8%.

Conversely, in a market down 3.8%, Renault saw its market share fall in **Belgium/Luxembourg** to 11.1% in 2002 from 12.6% in 2001 and registrations declined 15.3%, driven down by Mégane (down 1.9 percentage points) and Espace (down four-tenths of a percentage point).

The 2.9% decline in the passenger car market in 2002 did not affect all **segments** to the same extent. Decreases were recorded in the entry-level B segment (down 16.2%), the D segment (down 7.9%) and the E segment (down 9.7%), while the upper B segment gained 2%, passenger-carrying vans rose 7% and 4WDs were up 15.1%. The C segment mirrored the overall market fall, contracting 2.4%.

In 2002, Renault's sales performance was fueled by the launch in 2001 and early 2002 of its **new models:**

- **Laguna II** gained two-tenths of a percentage point in market share in Western Europe to 1.7%, despite the decline in the D segment overall. The model returned to 1995 levels and had a 8.7% share of the segment, up from 7.4% in 2001. Laguna II was number one in its segment in France, the Netherlands and Portugal and bolstered market share in every other country except for Germany, where sales were stable, and Spain. Laguna II was ranked third best-selling car from a volume manufacturer, just behind the Ford Mondeo in second position. Thanks to a comprehensive lineup, and in particular the Sport Tourer, which accounted for over one-third of volumes, Laguna II appealed to a top-range customer base with its powerful engine range and high level of equipment.
- Despite the arrival of new competitors, **Clio II** scored an extra one-tenth of a percentage point in Western Europe, securing total market share of 3.5% – a record high since its release in 1998. Clio continued to build on its success, which became apparent in the second half of 2001 after the June launch of phase two. The upper B segment for small cars expanded 2% in 2002 and Clio was the second best-selling model with market share of 13.6%, compared with 13.7% in 2001.
- **Avantime** got off to a slow start, with only V6 versions available during the launch phase. Avantime had a 0.7% share of its segment.
- **Vel Satis** – launched in early March 2002 in France and then progressively throughout Europe – scored a 2.6% share of the E segment in

2002. Unit sales totaled some 18,000 vehicles. This figure was below initial sales targets due partly to Renault's lack of presence in the segment for nearly two years. However, Vel Satis has gained a legitimate position in the top of the range with a high model mix. It was awarded the maximum score of five stars by the independent consortium Euro NCAP, ranking best in class.

Renault's performance in Western Europe – by model (Passenger cars)

Market share (%)	2000	2001(1)	2002(1)
Twingo	1.1	1.1	**1.0**
Clio	3.2	3.3	**3.5**
Kangoo	0.5	0.4	**0.5**
Mégane/Mégane II	4.2	3.8	**3.5**
Laguna	1.1	1.5	**1.7**
Vel Satis/Avantime	0.0	0.0	**0.2**
Espace/Espace IV	0.4	0.4	**0.3**
Other	0.1	0.1	**0.0**
Total Western Europe	10.6	10.6	**10.7**

(1) Provisional data.

The two **models** which came to the end of their **lifecycle** in late 2002 nevertheless proved their resistance:

- **Mégane** had a 3.55% share of the European market, down two-tenths of a percentage point in 2002, and remained in the top three in its class behind the VW Golf and just 0.02 of a point short of the Ford Focus. Mégane recorded a segment share of 10.7% in 2002, compared with 11.5% in 2001. The end of the model's lifecycle was well managed, and Scénic was still the leader in the compact minivan segment. The launch of Mégane II's first two body types – Hatch and Sport Hatch – in October 2002 met with immediate success and Mégane II was voted European Car of the Year 2003. It was also awarded the maximum five-star rating by Euro NCAP and came best in class. The Mégane family was the top-selling vehicle in the last two months of 2002, reflecting its successful release. At end-December, over 75,000 orders for Mégane II had been placed, which was in excess of initial sales targets. Diesel models accounted for approximately two-thirds of total Mégane II sales and the customer base in France was roughly four years younger than that of its predecessor.
- **Espace** had a 0.3% share of the European market, down one-tenth of a percentage point, and was ranked second in its segment – just 2,200 units behind the Volkswagen Sharan – with a segment share of 16.6% in 2002, compared with 18.5% in 2001. After the release of the fourth generation, Espace became the top-selling minivan in Europe in November and December 2002. Over 20,000 Espace IVs had been ordered at end-December 2002.

Twingo saw segment share contract by one-tenth of a percentage point in Western Europe to 1% in 2002 from 1.1% in 2001, while the entry-level B segment as a whole shrank 16%. Twingo has nevertheless proved a success for the past 10 years, and gained segment share in the entry-level compact car segment to 12.4% in 2002 from 12.2% in 2001. It ranked number two in the segment.

Light commercial vehicles

The market for light commercial vehicles shrank 4.1%. Renault continued to gain ground, taking 15.8% of the market compared with 15.3% in 2001, despite recording the worst market mix of all auto manufacturers (down three-tenths of a percentage point).

Market share in Western Europe (Light commercial vehicles)

Market share (%)	2000	2001(1)	2002(1)
Renault	14.1	15.3	**15.8**
Fiat	9.8	10.5	**11.8**
Citroën	10.1	10.6	**10.4**
Ford	9.2	10.4	**9.4**
Peugeot	8.0	8.8	**8.9**
Mercedes	8.4	9.0	**8.6**
Volkswagen	8.2	7.8	**7.2**

(1) Provisional data.

Renault's performance in Western Europe – by model (Light commercial vehicles)

Market share (%)	2000	2001	2002
Car-derived vans:			
Twingo	0.1	0.1	**0.1**
Clio	2.8	3.1	**3.2**
Mégane	0.7	0.6	**0.5**
Small vans:			
Kangoo	6.1	7.2	**6.6**
Vans:			
Trafic/Trafic 2	0.4	0.5	**2.1**
Master /Master 2	2.9	3.2	**2.9**
Mascott	0.4	0.5	**0.4**
Other:			
Laguna, Express, Espace	0.7	0.1	**0.0**
Total Western Europe	14.1	15.3	**15.8**

Renault consolidated its position once again in 2002 as leading brand thanks to its range of vehicles:

- In the small van segment, **Kangoo** kept well ahead of its rivals in the top slot despite a 2.1-point reduction of segment share to 26.4% in 2002. This decline was attributable to the arrival of new models and Kangoo ranked number two in the light commercial vehicle league tables, behind Transit.
- Renault had its sights firmly set on conquering the van segment and saw its segment share climb by 2.6 percentage points in 2002 to total 10%, up from 7.4% in 2001. **Master** recorded a fall in segment share to 5.7% in 2002 from 6.3% in 2001, whereas **New Trafic** – launched in September 2001 and voted Van of the Year 2002 – secured market share of 4.2%.

Renault's performance in Western Europe

Light commercial vehicles	Registrations in 2002 (total market)		Renault new-vehicle registrations in 2002		Renault market share %		
	Number of units	% change 2002/2001	Number of units	% change 2002/2001	2000	2001	**2002**
France	404,919	- 6.7	143,633	- 5.1	33.7	34.9	**35.5**
Germany	193,941	- 6.0	20,779	2.1	9.0	9.9	**10.7**
Spain	269,036	- 6.5	34,105	- 7.2	12.8	12.8	**12.7**
Italy	254,445	10.4	23,775	28.3	8.1	8.0	**9.3**
United Kingdom	271,179	4.4	20,658	22.1	5.5	6.5	**7.6**
Belgium/Luxembourg	53,925	- 16.3	7,648	- 17.9	13.7	14.5	**14.2**
Netherlands	81,125	- 3.7	8,282	18.7	7.7	8.3	**10.2**
Portugal	79,428	- 19.7	13,278	- 13.8	11.0	15.6	**16.7**
Switzerland	22,085	- 12.9	2,438	28.3	6.0	7.5	**11.0**
Austria	22,383	- 7.2	1,742	9.1	6.5	6.6	**7.8**
Other Western Europe	154,404	- 9.1	9,056	- 4.4	4.5	5.6	**5.9**
Total Western Europe(1)	**1,806,870**	**- 4.1**	**285,394**	**- 1.1**	14.1	15.3	**15.8**

(1) EU, Iceland, Norway and Switzerland.

Outside Western Europe, sales of Renault-badged passenger cars and light commercial vehicles dropped 5.8% to 359,864 units in 2002 from 382,177 in 2001.

Renault sales outside Western Europe (passenger cars and light commercial vehicles)

	2000	2001	2002	Change 2001/2002
Poland	29,944	30,620	33,074	8.0%
Central Europe	76,270	94,618	**103,011**	8.9%
Eastern Europe and Russia	9,089	14,296	**20,901**	46.2%
Turkey	115,405	44,276	**21,857**	- 50.6%
Argentina	60,780	35,475	17,729	- 50.0%
Brazil	56,558	70,389	61,266	- 13.0%
Latin America	147,322	147,984	**131,298**	- 11.3%
Asia-Pacific	9,093	13,667	**17,065**	24.9%
Africa and Middle East	61,315	67,336	**65,732**	- 2.4%
World excl. Western Europe	**418,494**	**382,177**	**359,864**	**- 5.8%**

This decline in sales was not widespread, as Renault grew market share in many regions:

- In **Central Europe,** Renault sales gained 8.9% in a market that edged up by 1.5%. The situation in each country varied significantly; the Polish market – accounting for one-third of the Central European market – slid 6.1%, while other markets such as Hungary (up 15.3%) and Croatia (up 2.8%) were buoyant. After gaining nearly 3 points in 2001, Renault lifted its market share by an additional 0.7 of a percentage point in 2002. This sales performance was largely due to the success of Clio II (up half a percentage point), Laguna II (up three-tenths of a point) and Trafic (up two-tenths of a point), which more than offset the drop in sales of Thalia, the Clio sedan (down four-tenths of a point). All in all, Renault's market share in Central Europe was on a similar level to that recorded in Western Europe, with a 10.6% share of the passenger car market and a number-two ranking.
- Renault also boosted sales in a number of new markets. In **Mexico,** Renault gained ground thanks to the popular Clio, powered by the 1.6-liter engine and produced locally since February 2002 in Nissan's Aguascalientes plant, as well as Scénic, assembled at the Cuernavaca site. Sales jumped to nearly 15,900 units in 2002 from 3,600 in 2001, equivalent to a 2.2% share of the passenger car market. Renault made progress in **Australia** (3,900 vehicles sold in 2002 versus 1,900 in 2001), **Romania** – where Renault posted market share of 8.4% and unit sales of 9,100 vehicles, compared with 6,300 in 2001 – and **Russia,** with vehicle sales gaining over 48% to 8,300 units.

Renault also turned in a good sales performance on traditional market strongholds, including **Algeria** (38% rise to 15,400 units).

However, Renault was hard hit by the ongoing crises in the Turkish and Argentine markets and a slump in Brazil:

- In **Turkey**, the market shed a further 15% in 2002 after losing over 68% in 2001. Subsequent to posting a significant 4.4-point gain in 2001, Renault's market share dropped 10 points in 2002 to total 13.8%. This steep decline was mainly due to significant change in the passenger car/light commercial vehicle mix, the shutdown of R19 production in 2001 – the R19 had a 2.3% share of the total market that year – and no product launches in the D segment (Laguna II only went on sale in June). Other carmakers also started to reduce inventories on a massive scale – a move Renault had initiated in 2001. Thalia was the only vehicle that withstood the crisis in 2002. All told, sales in 2002 totaled 21,900 units – half the figure reported in 2001.
- In **Argentina**, the economy virtually came to a standstill and the market narrowed a further 51.3% in 2002 after a 41.8% decline in 2001. That was a record 40-year low. Renault consolidated its lead position by growing market share by half a percentage point to 18.9% in 2002 from 18.4% in 2001 thanks to Mégane and Trafic, as well as a sound dealer network.
- In **Brazil**, the market downturn that began in the second half of 2001 continued throughout 2002 (down 7.2%). Against this difficult backdrop, Renault's market share fell by three-tenths of a point to 4.3%. Renault continued to rank fifth in Brazil.

DACIA BRAND

In 2002, **Dacia** recorded a 6.1% increase in sales of passenger cars and light commercial vehicles to 57,775 units. This growth was mainly due to a 107% gain in export sales. In a buoyant Romanian market up 23%, Dacia saw its market share fall by 10.2 percentage points, but held on to its lead position in its local market with a share of 48.7%.

RENAULT SAMSUNG BRAND

Renault Samsung Motors continued to grow rapidly in Korea less than two years after starting up business. The Korean passenger car market expanded 15.8% in 2002 on account of a tax incentive for car purchases that ran until September 1, 2002. Renault Samsung's market share in Korea rose to 9.4% in 2002 from 6.6% in 2001 and its sales on both the Korean market and export markets climbed over 65% to 117,088 units.

This performance was attributable to the success of the **SM5**, which was among the three top-selling models in Korea and had a 29.2% share of its two market segments. A second model derived from a Nissan vehicle, the **SM3**, was launched in September 2002 and also helped boost sales. This mid-range four-door sedan – a product of the Renault-Nissan Alliance – is powered by a 1.5-liter 16-valve Nissan engine. Renault Samsung covered approximately 40% of the Korean market with the two models.


RENAULT SAMSUNG MOTORS
Renault Samsung Motors posted strong profits in 2002, two years ahead of schedule. A first-rate performance!

3.1.1.2. Sales Financing Division

In 2002, RCI Banque financed 32.7% of Renault and Nissan registrations in Western Europe, compared with 31.5% in 2001. The proportion of registrations financed increased for both the Renault brand (34.1%, compared with 32.6% in 2001) and the Nissan brand (25.6%, up from 25% in 2001).

RCI Banque processed €9.1 billion in new financing contracts excluding "card" business in 2002, compared with €8.8 billion in 2001 on a consistent basis – an increase of 4% with 968,000 new contracts excluding "card" business (up 1.5% from 954,000 in 2001).

RCI Banque's average loans outstanding amounted to €18.3 billion in 2002, up 8.4% (versus €16.9 billion on a consistent basis in 2001).

3.1.2. FINANCIAL RESULTS IN 2002

Implementation of IASB[1] standards

Renault has modified its accounting policies to reflect the fact that publicly listed companies in Europe are required to adopt IASB international accounting standards by 2005.

- As previously announced, Renault, like other manufacturers using international accounting standards (IAS), has applied **IAS 38** for **development costs** since January 1, 2002.

New-product development costs incurred after January 1, 2002 are recorded as intangible assets. Previously, they were expensed in the year incurred.

Effective December 31, 2002, the main differences between current IAS and those applied by Renault are the following:

- **IAS 39, Financial Instruments:** Renault will apply this standard after final revision and inclusion in French accounting rules.
- **Accounting for treasury shares** allocated to stock option plans: In accordance with French accounting rules, Renault records treasury shares as short-term investments, whereas international standards (see SIC 16) state that they should be presented as a deduction from consolidated equity.

Changes in presentation of sectoral data

For greater clarity, and to align the presentation of its financial statements more closely on the group's internal organization and on other manufacturers' presentations, Renault has slightly modified the composition of its two divisions and has supplemented the sectoral data concerning each as of fiscal 2002.

- The **Automobile Division** now incorporates "Banking and other activities", formerly handled by the Finance Division. Hereafter, the Automobile Division's scope of business is that previously defined as "Industrial and commercial activities".
- The **Sales Financing Division** consists solely of the activities of RCI Banque and its subsidiaries.

These modifications have no material impact on results.

Sectoral data has been expanded and now includes full financial statements, i.e. income statements, balance sheets and cash flow statements (see Chapter 5, pages 113-117).

Data related to revenues and operating margin presented below for 2001 and H1 2002 have been restated accordingly.

(1) IASB: International Accounting Standard Board.

3.1.2.1. Consolidated income statement

Revenues

Group **revenues** were €36,336 million in 2002. This is comparable to the amount reported in 2001, but represents a 2.6% increase on a consistent basis(3).

Divisional contributions to group revenues

€ million	2000	2001		2002	% change 2002/2001	
	published	published	restated(3)	published	2001 published	2001 restated
Automobile	31,486	33,841	33,675	34,456	+ 1.8	+ 2.3
Commercial Vehicles(1)	7,033	-	-	-	-	-
Sales Financing	1,656	1,828	1,734	1,880	+ 2.8	+ 8.4
Other(2)	-	682	-	-	-	-
Total	40,175	36,351	35,409	**36,336**	**0**	**+ 2.6**

(1) The final agreement signed on January 2, 2001 between Renault and AB Volvo resulted in the deconsolidation in 2001 of the Commercial Vehicles Division and the equity accounting of 20% of AB Volvo.

(2) Further to the deconsolidation of the Commercial Vehicles Division, information concerning Irisbus for 2001 is recorded under "Other".

(3) To permit comparisons, 2001 figures have been restated to conform to the 2002 presentation. The principal changes are as follows:

- Automobile Division: the deconsolidation of the CAT group following its sale on July 1, 2001 (negative impact: €163 million);

- Sales Financing Division: a change in the method used to consolidate Renault Financial Services. Since December 31, 2001, this unit has been proportionally consolidated (50%), whereas previously it was fully consolidated. This change was made after the Annual General Meeting of Shareholders redefined the partnership on a 50-50 shared-control basis (negative impact: €92 million);

- Other: the deconsolidation of Irisbus following the sale to Iveco on January 2, 2002 of the Irisbus shares held by Renault (negative impact: €682 million).

Revenues of the **Automobile Division** rose 2.3% to €34,456 million on a consistent basis. Two factors contributed to the increase:

- Improved model mix and pricing for new vehicles. This factor was underscored by the program to renew Renault's high-end vehicles and growth in diesel vehicle sales in Europe;
- Growth in the spare parts business and in sales of powertrains to third parties, especially Nissan.

The following had a negative impact on revenue growth:

- Currencies, with the sharp depreciation of the Argentine peso and, to a lesser extent, the weak Brazilian real. This factor impacted revenues by 1.7 percentage points;
- Lower volumes, with a decline in billings in Europe. This was partially offset by gains in other regions, notably Korea (Renault Samsung).

Revenues of the **Sales Financing Division** rose 8.4% to €1,880 million on a consistent basis. This gain reflects an 8.4% like-for-like increase in average loans outstanding over 2001 and an increase in financing-related services (personal auto insurance, corporate fleet services, etc.).

Revenues by geographical area

	2000		2001		2001(1)		2002	
	€ million	%	€ million	%	€ million	%	€ million	%
France	14,252	35.5	14,237	39.2	13,852	39.1	13,917	38.3
Other EU countries	16,218	40.4	16,213	44.6	15,787	44.6	16,163	44.5
Total EU	30,470	75.9	30,450	83.8	29,639	83.7	30,080	82.8
Rest of Europe	1,737	4.3	1,935	5.3	1,836	5.2	2,103	5.8
Total Europe	32,207	80.2	32,385	89.1	31,475	88.9	**32,183**	**88.6**
Africa	666	1.6	531	1.5	526	1.5	**510**	**1.4**
America	4,982	12.4	1,822	5.0	1,810	5.1	**1,425**	**3.9**
Asia-Pacific	2,320	5.8	1,613	4.4	1,597	4.5	**2,218**	**6.1**
TOTAL	**40,175**	**100.0**	**36,351**	**100.0**	**35,409**	**100.0**	**36,336**	**100.0**

(1) 2001 restated on a basis consistent with 2002.

Operating margin

In 2002, the group's **operating margin** was €1,483 million, or €896 million before IAS 38. This equates to a like-for-like increase of almost 90% compared with 2001. Before IAS 38, it is equivalent to 2.5% of revenues, compared with 1.3% in 2001.

Owing to the implementation of **IAS 38**, €637 million of development expenses has been recorded under intangible fixed assets. This is equivalent to 36.1% of total R&D spend. The net impact on the group's operating margin in 2002 was €587 million (equivalent to 1.6% of revenues). This also takes into account:

- A €15 million initial depreciation allowance for capitalized costs;
- An IAS 38-related impact on the calculation of profit-sharing, for €35 million.

Divisional contributions to group operating margin

€ million	2000	2001		2002		H1 2002		H2 2002	
	published	published	restated(1)	published	pre-IAS 38	restated(1)	pre-IAS 38	incl. IAS 38	pre-IAS 38
Automobile	1,574	216	200	1,189	602	758	416	431	186
% of revenues	*5.0%*	*0.6%*	*0.6%*	*3.5%*	*1.7%*	*4.2%*	*2.3%*	*2.6%*	*1.1%*
Commercial Vehicles	195	-	-	-	-	-	-	-	-
% of revenues	*2.8%*	-	-	-	-	-	-	-	-
Sales Financing	253	252	273	294	294	154	154	140	140
% of revenues	*15.3%*	*13.8%*	*15.7%*	*15.6%*	*15.6%*	*16.4%*	*16.4%*	*14.9%*	*14.9%*
Other	-	5	-	-	-	-	-	-	-
Total	2,022	473	473	**1,483**	**896**	**912**	**570**	**571**	**326**
% of revenues	*5.0%*	*1.3%*	*1.3%*	***4.1%***	***2.5%***	***4.8%***	***3.0%***	***3.3%***	***1.9%***

(1) Data restated to take into account changes in the presentation of sectoral data.

The **Sales Financing Division** contributed €294 million to group operating margin. This is equivalent to 15.6% of revenues, compared with €273 million (15.7% of revenues) in 2001. The improvement reflects an increase in RCI Banque's total bank operating income, related mainly to higher margins on average loans outstanding and sales of services.

On a consistent basis, the **Automobile Division**'s operating margin was €602 million, or 1.7% of revenues, compared with 0.6% in 2001.

Two factors explain this improvement:

- A **reduction in general expenses** (R&D expenses, administrative and IT expenses, headquarters operating costs). **Research and development expenses** were cut by €170 million, without affecting the product plan, thus reducing this item to 5.1% of the Automobile Division's revenues, compared with 5.6% in 2001. This reduction, following on from a sharp increase in 2001 related to the product renewal cycle, reflected more efficient spending. The group also benefited from a decline in administrative and IT expenses, resulting from the project control and selection measures taken in 2001.
- A bigger **contribution from international operations.** After reporting a loss in 2001, Renault Samsung turned a substantial profit in 2002, ahead of schedule. Similarly, expansion of activities in Mexico with the support of Nissan helped drive profitable growth for the group. Last, by reacting swiftly in countries where the economy was in crisis (Argentina, Turkey) or where activity was slipping (Brazil), the group managed to limit the negative impact on its performance.

Europe's contribution was resilient, contracting only slightly despite a general downtrend in volumes. As expected, with Mégane and Espace reaching the end of their lifecycle, there was stronger commercial pressure, particularly in the second half. Warranty expenses were up, owing mainly to the extension of warranty periods. By contrast, the group continued to roll back purchasing costs, despite a more difficult climate with suppliers. Renault Nissan Purchasing Organization (RNPO) made a notable contribution in this respect, achieving better cost-efficiencies than purchasing by Renault alone. The product mix and pricing also improved.

Other operating income and expenses

Other operating income and expenses showed a charge of €266 million. This compared with income of €231 million in 2001, due to €632 million of capital gains, mainly from the sale of Renault V.I. to Volvo[a] (€335 million) and the sale of CAT shares to Global Automotive Logistics (€318 million).

In 2002, this item included:

- **Proceeds of €114 million from the sale of shareholdings in operating subsidiaries.** This consisted mainly of capital gains from the sale of Renault shareholdings in Global Automotive Logistics (€79 million) and Irisbus (€34 million);
- **Costs and provisions for restructuring and manpower programs** amounting to €156 million (compared with €204 million in 2001). These consisted mainly of:
  - the discounting of provisions set up in 1999 and 2000 for early retirement plans (CASA) in France (€36 million);
  - the cost of the Convenio plan in Spain (€71 million);
  - costs and provisions recorded in other group subsidiaries (€49 million).
- Losses (net of capital gains) of €48 million on the **sale of tangible and intangible fixed assets;**
- **Extraordinary operating expenses** (net of income) amounting to €159 million. These consist mainly of a €102 million provision for asset depreciation, including a €75 million write-down of industrial assets in Brazil to reflect diminishing prospects in the Mercosur market.

Net operating income

Taking into account other operating income and expenses, the group's **net operating income** was €1,217 million (€630 million pre-IAS 38), compared with €704 million in 2001.

Divisional contributions to group operating income

€ million	2000	2001		2002	
	published	published	restated(1)	published	pre-IAS 38
Automobile	1,266	106	458	930	343
Commercial Vehicles	202	-	-	-	-
Sales Financing	235	261	246	287	287
Other	-	337	-	-	-
Total	1,703	704	704	**1,217**	**630**

(1) Data restated to take into account changes in the presentation of sectoral data.

Net financial income

The **net balance on the financing account** in 2002 was an expense of €91 million, following a €64 million expense in 2001.

Two events had an impact on financial income in the past two years:

- The sale of the group's BNP Paribas shares generated a capital gain of €89 million in 2001;
- The increase in Renault's share price made it possible to reverse €37 million of the €58 million provision established in 2002 for treasury shares held for stock option plans.

In 2002, the net balance on the financing account also benefited from a decrease in Renault's indebtedness, combined with low interest rates, since a large portion of the debt is yen-denominated.

Share in the net income of companies accounted for by the equity method

Renault's share in **the net income of companies accounted for by the equity method** in 2002 was a positive €1,331 million (€1,113 million pre-IAS 38), compared with a positive €380 million in 2001.

Share in the net income of companies accounted for by the equity method

€ million	2000	2001	2002	
	published	published	published	pre-IAS 38
Nissan Motor	56	497	1,335	1,145
Earnings impact	*98*	*539*	*1,379*	*1,189*
Goodwill amortization	*(42)*	*(42)*	*(44)*	*(44)*
Volvo	0	(26)	71	43
Earnings impact	-	*(51)*	*46*	*18*
Negative goodwill amortization	-	*25*	*25*	*25*
Other companies	33	(91)	(75)	(75)
o/w Maïs and Teksid	*26*	*(97)*	*(64)*	*(64)*
Total	**89**	**380**	**1,331**	**1,113**

- Renault benefited from a rise in Nissan's net income. **Nissan Motor's** equity-accounted contribution to Renault's results in 2002 was a positive €1,335 million after goodwill amortization. Before IAS 38, this contribution amounted to €1,145 million, compared with a profit of €497 million in 2001. As Renault has raised its interest in Nissan from 36.8% to 44.4%, its share in the restated net income/loss of Nissan has been computed on the basis of 44.4% since March 1, 2002.
- **AB Volvo's** equity-accounted contribution to Renault's results was a positive €71 million, after amortization of negative goodwill and including the €28 million impact of IAS 38, compared with a negative €26 million in 2001.
- **Other equity-accounted companies** (notably Maïs and Teksid) contributed a negative €75 million to Renault's results in 2002, compared with a negative €91 million in 2001.

(a) In 2001 Renault and Volvo resorted to arbitration regarding the interpretation of the agreement governing the contribution of Renault Véhicules Industriels. The procedure could result in a reduction in the value of that contribution. In 2001, Renault set up a provision by adjusting the capital gain recognized on the contribution. Renault believes that the outcome will not have a material impact on its financial position. There were no new developments in 2002.

Renault net income

In 2002, **current and deferred taxes** represented a net charge of €447 million (€239 million pre-IAS 38), compared with a net charge of €67 million in 2001. The effective tax rate (prior to the impact of equity-accounted companies) was 39.7%. Application of IAS 38 was reflected in the financial statements by a €208 million deferred tax charge.

After recognizing this tax charge and the €54 million of net income allocated to minority interests, Renault's **net income** was €1,956 million (€1,359 million pre-IAS 38), compared with €1,051 million in 2001. Earnings per share was €7.53 (€5.24 pre-IAS 38), compared with €4.38 in 2001.

Strengthening the Renault-Nissan Alliance

Renault increased its stake in Nissan from 36.8% to 44.4% in March 2002, and Nissan Finance has held a 15% stake in Renault since May 2002. As a result, the number of shares used to **compute earnings per share** is arrived at by canceling out Nissan's 44.4% stake in Renault, as follows:

Number of shares at December 31, 2002:	284,937,118
Neutralization of 44.4% of the 42,740,568 new shares.	- 18,976,812
Number of shares at December 31, 2002 (after neutralization)	265,960,306
Average no. of shares (weighted by no. of days) outstanding in 2002	259,560,417

The impact of this neutralization on earnings per share was €0.38.

Similarly, Renault neutralizes 44.4% of capital increases reserved for Nissan when **computing shareholders' equity.**


NISSAN

First Alliance Convention on May 24, 2000.

3.1.2.2. Cash flow statement

Automobile Division

Implementation of **IAS 38** has a neutral impact on net financial indebtedness. The positive effects on cash flow (€602 million) and the change in the working capital requirement (€35 million) are identical to the increase in intangible investments relating to the capitalization of development costs (€637 million).

The **net financial indebtedness** of the Automobile Division decreased by €1,432 million in 2002. At December 31, 2002, it stood at €2,495 million, including €324 million in redeemable shares, compared with €3,927 million at December 31, 2001.

Statement of cash flows

€ million	2000	2001	2002	
	published	published	published	pre-IAS 38
Cash flow	3,034	1,395	**3,179**	**2,577**
Change in working capital requirement	(1,657)	1,751	**322**	**287**
Cash flows from operating activities (A)	1,377	3,146	**3,501**	**2,864**
Capital expenditures net of disposals:	(3,148)	(1,942)	**(4,731)**	**(4,094)**
Property, plant and equipment and intangible assets	*(2,289)*	*(2,546)*	*(2,968)*	*(2,331)*
Acquisition of Nissan stock	-	-	*(1,875)*	*(1,875)*
Other acquisitions of equity holdings	*(859)*	*604*	*112*	*112*
Net change in investment loans and marketable securities	3	(44)	**144**	**144**
Cash flows from investing activities (B)	(3,145)	(1,986)	**(4,587)**	**(3,950)**
Capital increase reserved to Nissan	-	-	**2,158**	**2,158**
Other financings with shareholders	(160)	(254)	**(226)**	**(226)**
Cash flows from financing activities (C)	(160)	(254)	**1,932**	**1,932**
Change in cash and cash equivalents (D=A+B+C)	(1,928)	906	**846**	**846**
Currency translation and consolidation changes (E)	(166)	(40)	**586**	**586**
CHANGE IN NET FINANCIAL DEBT (D+E)	**(2,094)**	**866**	**1,432**	**1,432**

The primary reason for this substantial decrease was an improvement in the operating conditions of the Automobile Division, including:

- Stronger **cash flow,** which amounted to €3,179 million (€2,577 million pre-IAS 38), compared with €1,395 million in 2001. Cash flow includes the dividends received from Nissan Motor (€183 million) and AB Volvo (€77 million);
- A further decrease of €322 million in the **working capital requirement** (€267 million excluding the impact of the renegotiation of financing terms for the Technocentre), following a decline of €1,751 million in 2001.

Cash flows from operating activities financed €2,968 million (€2,331 million pre-IAS 38 compared with €2,546 million in 2001) of **purchases of property, plant and equipment and intangibles,** net of disposals. Capital expenditures were 6.8% of revenues, pre-IAS 38, down from 7.4% in 2001. The decrease was due to a more selective investment policy in the Automobile Division.

Capital expenditures (property, plant and equipment, intangibles and securities)

€ million	2000 published	2001 published	2002 published	2002 pre-IAS 38
By Division				
Automobile	3,160	2,986	**5,238**	**4,601**
Commercial Vehicles	241	-	-	-
Sales Financing	256	306	**368**	**368**
Other	-	22	-	-
TOTAL	3,657	3,314	**5,606**	**4,969**
By type				
Property, plant and equipment, intangibles	2,846	3,205	**3,633**	**2,996**
Securities	811	109	**1,973**	**1,973**
TOTAL	3,657	3,314	**5,606**	**4,969**

2001 saw a high rate of **capital expenditure** due to Renault's range renewal plan and the international expansion of the group.

In 2002 investments were used mainly to renew product and powertrain ranges and upgrade facilities.

- In Europe, range-renewal investments amounted to 62% of the total outlay. These funds were allocated for the Mégane II program at Douai and Palencia; for the completion of the top-of-the-range segment programs at Sandouville (Vel Satis and Espace IV); for production start-up of New Trafic at Nissan's Barcelona plant; and for expanding production capacity for engines and gearboxes.
- International investments accounted for 13% of the total and were earmarked in particular for the Mégane II program in Turkey and the modernization of the Dacia plant in Romania.

Non-product-related investment was carried over from 2001 and mainly covered quality and the environment.

Another reason for the decline in indebtedness was the significant impact of operations under phase two of the plan to strengthen the Renault-Nissan Alliance:

- To finance its additional investment in Nissan, Renault spent €1,875 million (recorded as an **equity investment**);
- Renault received cash inflows totaling €2,217 million from two **capital contributions:**
  - Nissan Finance's acquisition of a 15% stake, for a net €2,158 million;
  - the December 2001 share issue reserved to group employees (€61 million).

Two other actions helped lower the Automobile Division's indebtedness:

- **Sales of shares,** mostly in Irisbus (€166 million) and Global Automotive Logistic (€39 million), for a total of €209 million;
- Renegotiation of the financing terms of the Technocentre, which reduced debt by €214 million.

Conversely, €285 million was paid out in dividends, including €250 million by Renault and €34 million by Oyak Renault.

The Automobile Division recorded translation gains totaling €535 million, in particular on the conversion of debts of companies in Brazil (€128 million) and Argentina (€82 million) and on Renault's yen-denominated debt (€286 million).

Sales Financing Division

In 2002, the Sales Financing Division's cash flows from operating activities amounted to €663 million. This corresponds to a **net cash flow** of €520 million, compared with €410 million in 2001; to a €298 million increase in **interest-bearing debt from sales financing** (net of the increase in sales-financing receivables); and to a €155 million increase in the **working capital requirement.**

Capital investments net of disposals (chiefly the acquisition of rental vehicles) totaled €147 million.

3.1.2.3. Change in group shareholders' equity

In 2002, group **shareholders' equity** increased by €1,777 million, totaling €11,828 million at December 31, 2002, compared with €10,051 million a year earlier.

The main reasons for this increase were:

- Recognition of net income in 2002 (€1,956 million);
- The two capital increases reserved to Nissan Finance, which resulted in a net increase in Renault's shareholders' equity of €1,196 million, after deducting Renault's 44.4% interest in Nissan from the gross amount of €2,166 million;
- The distribution of €234 million in dividends for FY 2001;
- The €417 million decline between March 1999 and March 1, 2002, in the fair value of 36.8% of the assets and liabilities of Nissan, following the increase of Renault's stake in Nissan. This restatement was essentially due to the decline in the Japanese property market and to the decrease in the value of investments to cover Japanese companies' pension commitments;
- The negative €693 million change in translation adjustments, reflecting mainly the impact of the devaluation of the Argentine peso (- €174 million), the Brazilian real (- €215 million) as well as the indirect impact of changes in the shareholders' equity of Nissan's foreign subsidiaries, net of hedging (- €391 million).



Renault set up a sales training center in Curitiba, Brazil in May 2002 for young people aged 20-25.

3.2. Employee relations performance

3.2.1. WORKFORCE @

Renault group workforce

At December 31, 2002 the Renault group's total workforce stood at 132,351 employees, 8,066 lower than at December 31, 2001.

Workforce by Division at December 31

	2000	2001	**2002(1)**	**% change 2002/2001**
Automobile	136,574(2)	133,111(2)	**128,934(2)**	- 3.1%
Finance/Sales Financing	3,534	3,496	**3,417**	- 2.3%
Commercial Vehicles	26,006	-	-	-
o/w Irisbus	3,938	3,810	-	-
Total	166,114	140,417	**132,351**	**- 5.7%**

(1) Changes in scope of consolidation had an impact of minus 3,621 employees in 2002. These mostly affected:

- *Automobile Division: the deconsolidation of Irisbus and its subsidiaries (3,810 people), the acquisition of ACI NAO, ACI Do Brasil and Grisoni (154 people in total);*
- *Sales Financing Division: acquisition of Renault Crédit Polska (35 people in total).*

Other changes represent a total workforce reduction of 4,445 employees, primarily in the Automobile Division (4,406 people), with minus 4,663 employees at Dacia.

(2) The workforce includes 4,487 people on the early retirement plan (CASA) in 2002, 3,309 in 2001 and 2,523 in 2000.

Renault s.a.s. workforce

Renault s.a.s. employs almost a third of the total Renault workforce.

Breakdown of Renault s.a.s. workforce by occupational category

	2000	2001	**2002**	**% change 2002/2001**
Apprentices	528	533	**584**	**+ 9.6%**
Operators	19,150	19,620	**19,741**	**+ 0.6%**
Administrative and supervisory staff and technicians	18,151	18,558	**18,754**	**+ 1.1%**
Managerial staff	8,113	8,804	**9,007**	**+ 2.3%**
TOTAL	45,942	47,515	**48,086**	**+ 1.2%**
Workforce with "CASA"	1,466	2,556	**3,709**	
Total excluding "CASA"	44,476	44,959	**44,377**	

Women make up almost 13% of the total workforce and almost 19% of managerial staff. This proportion is constantly increasing.

For the past few years, the annual **resignation rate** has been below 1%.

The rate of **dismissals and breaches of contract** is also below 1%.

The symbol identifies information in the text corresponding to information required by the implementing decree of Article 116 of the ***New Economic Regulations (NRE) Act*** *in France.*

The @ symbol means that more information is available from Renault's ***sustainable development website****, at the following address: http://www.sustainability.renault.com.*

3.2.2. HUMAN RESOURCES POLICY

The group's international expansion, the Alliance with Nissan, and developments in the technical and economic environment are spurring fast and substantial changes in behavior and organization at Renault. The men and women of Renault are as vital as ever to the company's success, and Human Resources policy makes a decisive contribution to the group's performance and sustainable development (for more information, visit Renault's sustainable development website at http://www.sustainability.renault.com).

The Human Resources policy can be broken down into three key areas of action:

1. **Forward-thinking,** with an HR policy that looks to the future. The aim is to plan ahead, in collaboration with employees, to ensure that the company has the resources it needs to create value in the medium and long term. Methods include a proactive employment policy, active management of skills at group level and an ambitious training policy.

2. **Attracting and motivating employees,** with an HR policy that continuously offers the company the full range of skills it needs to deploy its strategy. The policy seeks to cultivate a dispassionate environment in which everyone can express their views, supported by active career management, management development, a responsible occupational health and safety policy and a dynamic resources policy.

3. **Promoting involvement,** with an HR policy that is a focal point for interaction and dialogue. The aim is twofold:

- Empower employees to contribute to Renault's development through a policy of continuous information and organized and ongoing industrial dialogue;
- Strengthen ties with civil society.

3.2.2.1. Forward-thinking

Employment policy

Renault's employment policy is designed to keep pace with the fundamental changes within the group and to meet new skills requirements, while pursuing productivity gains in a highly competitive global economic environment.

- ◈ After two exceptional years, the Renault group hired over 4,500 new staff around the world in 2002, including more than 1,300 at Renault s.a.s. (6,300 over three years).
  In 2002 special emphasis was placed on manufacturing functions, which accounted for almost two-thirds of new staff hired. **Renault intends to continue this effort with 1,500 new recruitments planned in 2003 at Renault s.a.s. and 4,500 within the group.**
  To support the recruitment program, Renault's corporate website (www.renault.com) includes a regularly updated selection of job offers. Applicants have been able to register online since 2000 and lodge online applications since 2002. In 2002, 330 offers were posted, attracting more than 7,000 direct applications. Renault also seeks candidates through student internships, post-doctoral positions, corporate volunteer schemes and a proactive apprenticeship policy.
- ◈ To even out the age structure in the group's companies, an early retirement plan (CASA) was introduced in the Automobile Division in France on March 1, 2000 and will remain in force until February 28, 2005. **Renault s.a.s. expects 10,500 people to benefit from the plan.** A total of 1,798 employees joined the plan in 2000, 1,104 in 2001 and 1,373 in 2002.
  ◈ In 2003, 2,347 staff are expected to retire from the group, including 1,929 from Renault s.a.s. To offset these retirements, the group intends to hire 7,500 new staff, including 6,000 at Renault s.a.s. in the 2000-2005 period.

◈ Renault Spain's labor agreement includes an employment plan for 2000-2003, which provides for 2,500 retirements and 1,200 recruitments, to raise the proportion of young people and benefit from the skills needed to keep up to date with technological developments in the automobile industry.

The group's international expansion

To support its international development and the Alliance with Nissan, the group has implemented a Human Resources policy designed to motivate employees and foster openness to other cultures.

In 2000 Renault set a recruitment target of 20% of managerial staff with an international profile, acquired through their training, work experience or nationality, to build a large pool of staff from different countries and increase the cultural diversity of the company. In 2002 the proportion of international profiles in recruitments rose to 36% (from 27% in 2001, 25% in 2000 and 9% in 1999).

To achieve this goal, Renault is steadily building an international recruitment network, by participating in careers fairs at major business and engineering schools (24 in 2002, including four outside France) and through partnerships with international universities, internships for foreign students and corporate volunteer schemes.

In March 2001 Renault also set up a corporate foundation to promote the French language and French and European culture abroad, especially in Japan. The foundation offers two study programs. The first is the "Renault Program", a master's degree offered by the universities of Bordeaux and Strasbourg for 22 Japanese students. A graduating class of 22 students completed the program in June 2002. The second program is the Renault Foundation Master of Business Administration, offered in conjunction with the Dauphine and Sorbonne universities in Paris. In July 2002, 25 Japanese students enrolled in this 12-month study program in France and Europe.

In 2003, the Renault Foundation will have trained some 120 students.

Language learning is also encouraged. Fluency in English has been a condition for the recruitment of new managers since 1999, requiring a minimum of 750 points in the Test of English for International Communication (TOEIC). Renault is evaluating the standard of English of managerial staff (5,256 employees evaluated to date) and implementing appropriate training programs for a large number of employees. By end-2000 4,000 employees had benefited from programs launched in 1999. Other language training is also offered, in particular the French as a foreign language course for interna-

The ◈ symbol indicates information relating to the guidelines of the ***Global Reporting Initiative (GRI)*** *on sustainable development reports.* *See page 188 for a cross-index of GRI indicators.*

tional recruits, which is followed by more than 2,000 people in the group. **In 2003 new language training programs will be introduced for Spanish, German and Italian.**

In 1999, seminars in Japanese culture and working practices were introduced to support the Renault-Nissan Alliance. In 2002, 518 people attended seminars offering an introduction to Japanese culture and 489 people directly involved in the Alliance attended more extensive training sessions in Japanese culture and working practices.

Professional skills management

◈ Renault is taking a cross-functional approach to forward skills planning at group level. This approach, implemented by the different functions with the support of Human Resources, aims to identify and build the skills the group will need in 10 years' time to achieve its strategic ambitions. To date, 75 skills areas have been identified and 57 skills development leaders were appointed in July 2002. Most of them are members of the Management Committee, or report directly to it, and are assisted by a human resources manager and an advisor. Their mission is to define the skills that the company will need to meet the challenges expected in the coming years. They will have to implement a skills approach, including an analysis phase and a skills development plan. The results of this approach will serve as a framework for:

- ◈ Human Resources policy: short-term employment forecasts, recruitment guidelines, career development models, training plans, etc.;
- ◈ Actions overseen by managers: knowledge management and organizational development.

Some departments have already begun work in this area, notably Vehicle Engineering with the Automotive Engineering School.

◈ Skills development by training @

Ongoing training is a central component of the process of change. It fosters the group's transformation by supporting strategy and related priorities in the field. It also enables staff to develop professionally and enhances their employability[1].

▤ Under the agreements signed in 1999 on the reorganization of working hours in France, Renault introduced employee training quotas under a "banked hours" scheme and for which most employees are eligible. These agreements highlight the strong convergence between employee interests in building career paths and the company's needs in terms of skills.

To respond to these issues and build on the work of the skills project, Renault is rethinking its entire training system. **The new project, dubbed PerFORMance, aims to implement a more cost-effective training system, starting in Plan 2003, which will drive performance and corporate strategy and offer the company the skills it needs.** It involves overhauling the organization of training and related processes and upgrading training to make it more relevant and standardized, with a view to reducing costs.

Access to training has been made easier with simplified information interfaces (employees can connect to the corporate intranet to view training offers, reorganized by profession) and e-learning since 2000. For English training, 80 interactive terminals are in operation, with 2,500 users and 20,000 hours of training dispensed in 2002.

▤ Renault is continuing its effort to develop skills with its training plans. In 2001 3.87 million hours of training were dispensed at the Renault group, of which 1.475 million at Renault S.A. (equivalent to 6.4% of total payroll). In 2002 Renault s.a.s. devoted 1,411,263 hours to training, representing 32.2 hours on average per employee (equivalent to 5.8% of total payroll excluding government rebates and subsidies, 6.2% otherwise). **The training plan for 2003 maintains training at the same level as in previous years.**

◈ Every year, three out of four Renault s.a.s. employees receive training.

◈ **The training hours planned for 2003** break down as follows:

The transfer of Renault best practice has begun on the intranet in addition to more traditional methods. Specific training is given in emerging countries in which the company is present.


10%
Management development
13%
Support for professional development and orientation for new recruits
15%
Internationalization
62%
Development of professional skills

(1) Employability is the capacity to advance to new positions over an employee's career.

Addendum

Les montants HT du tableau de la page 49 sur les honoraires des Commissaires aux Comptes sont exprimés en milliers d’euros.

The ex-VAT figures on auditors’ fees in the table on page 49 are quoted in thousands of euro.

3.2.2.2. Attracting and motivating employees

Employees

◈ The Renault group is implementing a career development policy that is both rewarding and diversified. Opportunities for internal mobility receive priority over outside recruitment in all instances, while international and cross-functional mobility is encouraged as a means of developing new skills. International mobility is advocated in particular for specialists and young managers with potential. At end-2002, 787 group employees were on assignment outside their home country (761 at end-2001).

The approach is based on a **mobility charter**, whose seven key rules stipulate the rights and duties governing job transfers within the group.

◈ In addition, employees are being given new opportunities to manage their own career development, mainly through a tool known as **Job@ccess to Renault** on the group's intranet, which can be accessed in 34 countries and is actively used in 22. The site continuously advertises over 1,000 jobs and receives more than 1,600 hits a day and around 320 online applications a month. As a result, around 100 positions are filled every month, and a total of almost 3,150 since the site was launched (1,034 in 2002). Employees also benefit from methodological support for self-appraisal and **"Parcours"**, a tool for plotting career development. This program is one of the measures that enable employees to plan their career paths and advance professionally.

Forward career planning is organized by the Human Resources function, which draws on information from the careers committees, the HR steering committees and the employee's annual performance and development review. This interview is an ideal time for employees to discuss and define mobility: the likely date for a transfer and more broadly, the prospects for mobility, with a commitment from the line manager and the employee.

In 2002 the agreement of June 29, 2001 was implemented to improve the professional skills of production operators. The agreement introduces a new system for the progressive acquisition of skills, to support production operators' professional development within the industrial system. Some 19,000 Renault s.a.s. employees are concerned.

Management @

◈ ▤ The group uses **two approaches** to communicate the managerial practices and collective behavior it wishes to promote:

- An **annual performance and development review** designed to assess performance under two headings: individual performance, and managerial practices and performance of the unit as a whole.
- **360° feedback** enables managers to gain greater insight into how their line manager, staff, colleagues and peers perceive their method of working, on the basis of 14 criteria. The tool was used for almost 2,000 managers in 2002 (1,850 in 2001).

◈ The emphasis is on the progress plans that supplement this program. These provide for individual coaching, enabling line managers to develop managerial skills. Almost 100 managers benefited from a progress plan in 2002 (50 in 2001).

Additional tools to strengthen managerial practices are being developed, such as team building, training in management coaching, management workshops and exchanges between managers from Renault and other companies. These tools were tested in fall 2002. **They will be available for managers in 2003.**

Renault management training, including RM0, RM1, RM2 and IIIC, continued in 2002 to help develop managerial skills. Nearly 3,500 people have followed the programs.

A presentation of the major internal operating processes of the group – human resources, management, communications, quality, etc. – called BREFS, has been introduced to assist new managers. **Deployment will be completed in 2003.**

Occupational welfare @

▤ The health and safety of the Renault workforce receive priority in the company's efforts to improve the quality of life of its employees and its own overall performance. Founded on values that are common to the entire group, this policy supports Renault's international expansion, as well as social and industrial development.

◈ Number of industrial accidents with time off

Per million hours worked (Renault s.a.s.)

In terms of number and severity, the incidence of industrial accidents at Renault s.a.s. compares very favorably with the industry as a whole. Industrial accidents decreased in 2002.


5
4
3
3.67
4.18
3.89
2000
2001
2002

◈ Number of days lost through industrial accidents

Per thousand hours worked (Renault s.a.s.)	2000	2001	**2002**
	0.21	0.21	**0.21**

◈ The commitment of management and personnel, supported by early planning of human factors, especially in new projects, ensures that the company meets its obligations. Audits, including ▤ risk assessment, are carried out in the various sectors of the group by internal experts and by an outside body to assess implementation of the health and safety policy. By the end of 2002, 21 audits had been performed on the group's production, office and commercial sites. **A further 18 audits will be carried out in 2003.**

Renault has its own test laboratory to assess risks and determine the best way to prevent them to protect its employees' health.

◈ The occupational health and safety unit:

- Measures the chemical environment. In 2002 1,089 tests were performed on air quality at workstations;
- Measures physical quantities with sophisticated equipment. In 2002, 440 tests were performed;
- Manages a toxicological database. This is done using a specific software program called "Chimrisk", which contains records on 3,280 different products to date, 680 of which were added in 2002. The database contains the compositions of most of the products used by Renault. It can be used to check whether a product is suitable for its intended use.

◈ In 2003, the QuickFDS intranet site will be opened to all Renault staff. It will centralize all the safety information sheets.

An analytical method of studying workplace ergonomics has been developed internally (version 3) to protect the health of production operators, and particularly to reduce the incidence of musculo-skeletal complaints. Used in all Renault production plants worldwide, the method has also been adopted by other companies. Good ergonomics involves making sure workstations are suited to the people who work at them (taking particular account of the age of employees), assessing the human-factor aspects of workstations, emphasizing ergonomics in projects, closing down job positions classed as "difficult" on the ergonomic scale, and improving skills in this area. **A recruitment plan is under way. The aim is to provide each Renault plant with ergonomics-related skills.**

Road safety: one aspect of Renault's automobile safety strategy.


Passive safety
Education
Unifying elements
Active safety
Employee-oriented actions

At Human Resources, the focus is on raising awareness among staff.

To achieve this, a steering committee was set up in 2001. Different studies on total accidents and local action were launched in 2002. **In 2003, Renault will aim to extend the prevention message and ensure the overall consistency of upcoming actions.**

- ◈ Training that combines theory and practice will be offered in different modules for identified risk profiles (long-distance drivers, young employees, etc.);
- A drivers' charter will be examined. This will encourage Renault employees to become ambassadors for road safety;
- Other charters are being studied. They should be an official expression of our policy of prevention and organization to reduce the risk of road accidents.

Each plant will launch a significant operation before summer 2003.

◈ ▤ Renault is developing a **comprehensive health policy** for employees.

- Employees undergo regular check-ups and tests, mainly cardiovascular.
- Renault also organizes information campaigns on themes including smoking, alcohol, healthy eating, obesity and protection from the sun.
- Renault was one of the first French companies to establish a stress clinic for its personnel. Almost 24,000 voluntary tests have already been carried out, leading to action on an individual or collective basis. Information and training campaigns for management personnel were launched in 2002. **These stress awareness and stress management campaigns will continue in 2003.**

An international convention is held each year for occupational health and safety specialists, doctors, nurses, socio-technical project managers and prevention technicians.

Worktime reorganization

Renault is developing a policy to reorganize working hours in France and other countries (e.g. labor agreement in Spain), in accordance with national legislation and local industrial relations regulations.

This reorganization is twofold:

- Improve use of resources;
- Enhance the capacity to adapt production schedules to sales demand.

Management of working hours has changed significantly in France in recent years, since agreements on employment, organization and reduction of working hours negotiated with trade unions shortened the average working week to 35 hours. Working hours have been annualized; in lieu of work time, employees receive collective and individual leave, which can be accrued over several years. Progress plans to more effectively monitor the working hours of managerial staff are being conducted at Renault's major departments.

The specific needs of families are taken into account. Thus, part-time working and parental leave are organized for employees.

This combination of measures has obviously generated a strong commitment to the company on the part of its employees; the average length of service at Renault s.a.s. is nearly 20 years.

Promoting initiative and creativity @

In 2002 Renault continued its commitment to promoting initiative and creativity across the whole group.

The Initiative and Creativity Convention on May 22, 2002 was an opportunity for senior management to reward employees with the best suggestions and stress "the power of simple ideas", using concrete examples. Similar events were organized in most plants, demonstrating the value placed by the management committees on listening to and recognizing employees' proposals for progress.

Renault s.a.s.'s collective agreement on the promotion of initiative and creativity was renewed in 2002 for 2003, 2004 and 2005, to continue the program over the coming years.

5.3 suggestions per person per year

Participation: 66%

Processing time: 3.8 months

Savings of €57.5 million in the first year of application

Scope: Renault s.a.s. and its industrial subsidiaries in Europe

Remuneration

Renault is committed to developing a remuneration policy designed to motivate employees. Wages of production workers and non-managerial staff at Renault s.a.s. rose by 3.7% in 2002, compared with an annual inflation rate of 2.2% at end-December.

At Renault s.a.s., the company is developing a profit-sharing policy consisting of two separate components: a share in the profits and a performance bonus at each plant. The subsidiaries have also signed profit-sharing agreements.

In the past five years, profit-sharing and performance-related bonuses totaled the following amounts at Renault s.a.s.:


€ million
150
120
90
60
30
0
120.1
58.7
92.2
88.1
149.75(1)
1998
1999
2000
2001
2002

In accordance with profit-sharing agreements, the share was:

- 1996 to 1998: 5% of Renault's consolidated income before tax (and before profit-sharing);
- 1999 to 2001: 6% of consolidated net income after tax (before profit-sharing) after deduction of minority interests.

The formula used to compute the share from 1999 to 2001 will also apply in 2002 and 2003.

(1) Including share in 2002 profits of € 122.05 million and 2002 performance-related bonus of € 27.7 million.

The Renault company savings plan

On April 2, 2002, the French State sold part of its stake in Renault S.A. Pursuant to law, 10% of the shares were offered to current and former employees of the group at a 20% discount, i.e. €41.44.

Between June 26 and July 2, 2002, 43,700 current and former employees (including retirees) of the Renault group subscribed for 2,171,000 shares worth a total of €90 million. Available in 23 countries, the offer took place amid difficult market conditions and just six months after an initial capital increase reserved for employees. A total of 65% of the issue was taken up.

In 2002 total payments into the company savings plan rose 14.4% to €18.1 million, of which 92.74% in the form of profit-sharing bonus transfers. The total value of the company savings plan at December 31, 2002 (including rights issues to current and former employees) stood at €284 million.

Renault operates a company savings plan composed of three employee savings funds (company shares, diversified equities and bonds) and a group savings plan composed of six employee savings funds invested in the company's shares (Renault, Euronext code 13190) used in the last two employee share offerings.

The following data relate to the group:

	Composition of fund	No. of subscribers at 31/12/02	Assets, € million	2002 performance %
Renault shares(1)	100% Renault shares	87,029	179.1	11.25
Diversified equities	50% French/foreign equities	14,358	72.8	- 17.55
Bonds	95% bonds	8,301	32.2	7.81

(1) All Renault share funds combined.

3.2.2.3. Promoting involvement

Internal information

◈ Renault communicates with its employees on a continuous basis to keep them informed of the company's situation, strategy and objectives in all areas: products, industrial and commercial activity, financial results, Human Resources policy, etc.

In addition to **Global**, the international magazine for company personnel (circulation: 140,000), a weekly interactive newsletter called **Direct Online** was launched in June 2001 on the intranet to encourage direct, ongoing dialogue with the Chairman.

To reduce the consumption of paper and reach a wider audience, **the dual-language intranet** (with 60,000 terminals connected worldwide) is used continuously to transmit in-house news bulletins and fact sheets on all topics of current interest (280 in 2002). In addition, communications kits are produced for management so they can keep employees informed of events within the company and issues relating to corporate strategy.

Twice a year, Renault also conducts an international in-house survey to measure the perception of the company by its employees around the world. This survey, subcontracted to an independent consultancy, consists mainly of questions relating to image, management, working conditions and labor relations **(International In-house Image Barometer)**. Since the launch of the Alliance with Nissan, every year 7,000 employees from the two groups are surveyed to measure employee perception of the Alliance. ◈ In 2002 Renault supplemented its in-house surveys by participating in the "Best Employers, Best Results" inter-company survey, conducted by independent consultancies, to compare its image as an employer with that of other companies. This survey ranked Renault among the "five most outstanding employers" in the opinion of employees in France(1) and Europe(2). In particular, the French panel praised Renault's action to "develop the employability of older staff to facilitate the extension of working life" as a "noteworthy human resources practice".

◈ Developing dialogue between employees and management @

Renault is pursuing its commitment to constant and responsible dialogue between management and labor at all levels of the company, which takes into account the technical, economic and social changes stemming from the implementation of its strategy, in particular in the agreement on "employee consultation" signed at Renault S.A. on June 23, 2000. These principles serve as a reference for the group as a whole.

(1) In France, 21 groups participated. The winners were selected by an eight-member panel of representatives of labor relations rating agencies, human resources managers, union representatives and academics.

(2) In Europe, the ranking was established by a European panel, consisting of the winning companies in the national surveys (Austria, France, Germany and UK).

The home page of Renault's intranet contains links to information sites set up in 2002 by the French unions that signed the agreement (in accordance with the charter of May 29, 2002). A similar system was set up in other subsidiaries, such as Renault Samsung Motors.

In 2002 dialogue between management and labor continued apace, with the Central Works Council office taking on a broader role and more intensive meetings of the select committee of the Renault Group Works Council. Formed by unanimous agreement on October 27, 2000, the Renault Group Works Council is the employee representative body at group level. It is composed of 36 representatives from Renault's majority-owned subsidiaries in the European Union, as well as in Brazil, Argentina, Korea, Romania, Slovenia and Turkey (15 countries). It meets once a year in plenary session, and the select committee, composed of eight members, meets seven to eight times a year. The role of the Works Council is to represent the interests of all group employees.

In 2002 many of the management rules for technicians and administrative and supervisory staff at Renault s.a.s. were changed through three agreements signed on April 5, 2002 (career development of BWT leaders and shop foremen), May 3, 2002 (adaptation and integration of technicians and administrative and supervisory staff recruited with a higher diploma) and July 26, 2002 (access to job grade 400). These agreements supplement the agreement of September 15, 2000, aimed at enhancing promotion to managerial status.

The corporate agreement on leave at Renault s.a.s. dated June 7, 2002 calculates all leave (annual leave, supplementary long-service leave and days accrued from the reorganization of working hours) on the basis of the calendar year, in order to simplify and clarify the rights of each employee. An individual and collective planning effort will be made to facilitate leave-taking. This agreement is laid down in local agreements that take into account the situation and specific conditions at each site.

The profit-sharing agreements for 2002 and 2003 were renewed by the agreement of December 28, 2001 on profit-sharing at Renault S.A. and its two supplementary clauses of June 28, 2002, and local agreements at all the Renault s.a.s. sites.

In 2002 the occupational intelligence unit, in conjunction with Renault's union partners, conducted a study of changes to management jobs at Renault.

Regarding the career development of employee representatives, Renault applies a strict principle of non-discrimination. Systems were thus set up with the unions in France to follow up and rectify any reports of unfair treatment.

Single personnel database (BPU)

Renault's Human Resources are managed by a group-wide personnel database that can be accessed by management and human resources specialists.

The single personnel database (BPU) consists of a common core of information, including data on group organization and individual employee data. In the future, the system will be able to manage the group's entire workforce spread over more than 350 sites in 36 countries.

The organizational data can be read by all the group's companies in different countries. Access to individual employee data is governed by confidentiality regulations.

BPU also covers working time, pay, recruitment and individual management, making it a complete management tool.

At end-2002 BPU was deployed in six European countries (France, Spain, Germany, UK, Portugal and Belgium) and Brazil, which accounts for more than 7,900 active users (out of a target of 10,000 users) and more than 74,000 employees managed in the database (out of a target of 125,000 employees).

In 2002 new HR management tools were added to BPU. In particular, individual employee files can now be accessed from the Renault intranet.

BPU will be further enhanced and extended to new countries in 2003.

Socio-economic environment

Renault is proud to play an active role in travel-to-work areas.

A specific system to promote youth employment was implemented, through action in two areas:

- Cooperation with the education system, so that programs are designed to produce skills needed by industry and increase students' employment prospects;
- Contribution to training low-skilled young people: 178 people joined this system at Renault s.a.s. in 2002.

The company also works to promote employment opportunities for disabled people, making life easier for them both professionally and personally. By signing a new labor agreement for 2002, 2003 and 2004, Renault s.a.s. is pursuing a proactive policy for the social and professional integration of disabled people. Under the agreement, Renault stipulates that at least 2% of recruitments in engineering, support services and sales must be disabled at the sites that fall short of the legal quota. Between 1999 and 2001, Renault s.a.s. spent more than €4.5 million under the previous agreement to assist disabled people. The total employment rate in 2002 can be expected to be higher than in 2001 (10.6%).

From as early as 1984, Renault introduced a program to help employees start up their own business – Cap Entreprendre. In 2001, 52 companies were set up in France and another 42 were formed in 2002.

In 2003, a new survey will be conducted to measure the success rate of these companies.

3.3. Environmental performance

As a corporate citizen, Renault has implemented a global environmental policy since 1995. **This policy of continuous improvement is based on five pillars:**

- **A long-range vision** built into the company's medium- and long-term planning to identify the environmental challenges liable to affect the automobile industry. These challenges, detailed in 3.3.1., are being addressed through in-depth studies whose content cannot be made public as corporate strategy is involved.
- **Day-to-day management practices** based on a network structure that aims to introduce the environment progressively into all the company's routine activities and processes. Renault does not wish to treat the environment as a separate issue, but to integrate this factor into every decision-making process. Renault's environmental management system is described in 3.3.2.
- **The definition of quantified objectives as part of a continuous improvement strategy.** Certain objectives, such as 4kg of VOCs emitted per car by 2007, a reduction in packaging waste from new models to 5kg per vehicle, 95% recylability and 71dB(A) for new vehicles can be shared by the group as a whole.

  But most objectives cannot be consolidated since, by definition, they are determined:
  - **Site by site,** to take account of specific factors relating to the type of activity and the site location liable to have a significant impact on the surrounding environment (hydrogeology, urbanization, industrial density in the zone, etc.). The sites publish an **environmental statement.**@
  - **Installation by installation,** with a view to reducing waste and effluent at source by developing new manufacturing processes. After testing, these processes are implemented progressively when installations are renewed, or when the conversion potential of existing equipment so permits.
    The most important experiments are made public. @ The new concepts are then integrated into industrial process engineering through environmental management plans on each site, as explained in 3.3.3.
  - **Vehicle by vehicle,** since the introduction of new technologies is a complex process, initiated three to five years before the launch of a new vehicle, which will then have an average lifespan of around 15 years.
    Our objectives – weight, size, fuel consumption, CO_2 and pollutant emissions, driver assistance, fuel, safety, materials, etc. – are incorporated into our product development strategy. They concern a wide range of points specific to each project and to each technology employed. These objectives cannot be disclosed before a car is launched as they form an integral part of the definition of new models and comprise commercially sensitive information. The results, now visible on Mégane II, are the fruit of quantified objectives defined more than three years ago and followed through by the project team.

  The main research and development programs are described in 3.5.
- **The opening of environmental policy to the extended enterprise,** to Renault's suppliers and direct partners. The deployment of our objectives, a complex challenge given the variety of players concerned, is a fundamental component of Renault's environmental policy, though the process will necessarily be progressive.

  The aim is to broaden our partnership with suppliers and service providers to integrate environmental management throughout the vehicle lifecycle, as described in 3.3.2. and 3.4.2.
- **Transparency and commitment to a new form of dialogue with stakeholders.** The achievements and results obtained in this area through implementation of the environmental policy are presented in 3.3.3., 3.3.4. and 3.3.5. Our communications policy is described in 3.3.6. @

Renault's strategic goal "Develop Renault's core values" affirms this long-term environmental policy based on continuous improvement, while using it as a foundation for development towards Renault sustainable development.



Ellypse's 1.2 16V dCi turbo engine develops 100hp with CO_2 emissions of just 85g per kilometer. Fuel consumption is 3.2 liters per 100 kilometers.

The @ symbol means that more information is available from Renault's ***sustainable development website****, at the following address: http://www.sustainability.renault.com.*

3.3.1. THE CHALLENGES

Trend in automobile-related ecological issues


Mobility/Noise
Energy
Waste recycling
Greenhouse gases (CO2)
Pollutant emissions/Air quality
Safety
Facilities
1970
1980
1990
2000
2010
2020
2030

Fossil fuels and CO_2 emissions

The use of fossil fuels presents two challenges to the automobile industry: the depletion of non-renewable resources and the emission to atmosphere of CO_2, a greenhouse gas.

Work must begin now to reduce reliance on conventional fuels (non-renewable resources), since the automobile timescale is long – renewal of a product range takes between 10 and 12 years and vehicle service life is on average 15 years – and the development cost of new technologies takes several decades to recoup.

Trend in demand for fuels


Improved fuels
Clean fuels
Alternative fuels
Fossil fuels
(crude oil and non-conventional)
Gaseous fuels
CNG, LPG
Biofuels
Renewable fuels
2000
2005
2010
2015
2020
2025
2030

The use of alternative solutions, such as biomass, hydrogen, electricity or gas, raises numerous technical problems relating to production, storage and transportation to the end user, and it will be many years before these fuels are capable of meeting large-scale demand under acceptable conditions of cost, safety and consumption. For this reason, Renault is committed to reducing the fuel consumption of conventional engines while working actively on research programs to develop alternative energies.

In line with the Kyoto agreements, the European Automobile Manufacturers Association (ACEA) has signed a commitment **on CO_2 emission reduction whereby the European automobile industry undertakes to limit average CO_2 emissions from the new vehicle range to 140g/km from 2008, a reduction of almost 25% compared with 1995 levels.**

Fuel consumption of European vehicles


Average fuel consumption of new European vehicles
g CO2/km
200
150
100
184
182
179
174
170
166
163
140
ACEA target
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Air quality

The problem of local pollution due to vehicle emissions should be practically resolved by the end of the decade in industrialized countries, thanks to the **progressive replacement of older vehicles.** Pollutant emissions have been decreasing since the 1970s.

Trend in emission control standards


100
90
80
70
60
50
40
30
20
10
0
CO
HC + NOx
70/220/EEC
74/290/EEC
78/665/EEC
83/351/EEC
88/436/EEC
91/441/EEC - Euro 93
94/12/EEC - Euro 96
Euro 2000
Euro 2005
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004

Scientific research to study different pollutants, and their properties and effects – on public health in particular – must be encouraged and supported. This will pave the way for future technological developments.

Urban mobility

There are many types of urban environment, and cars play a variety of roles in satisfying mobility requirements. In its quest to improve the quality of life in towns and cities, the automobile industry is addressing new challenges. In the short term, **safety, noise abatement and driver assistance are key components of the product offering.** Over the longer term, new forms of mobility associating cars and other means of transport, the development of alternative urban vehicles, new services and new navigation systems should help to achieve an acceptable trade-off between the automobile and the urban environment.

Though the challenge of mobility concerns new products, it is above all a **challenge for society as a whole.** Future change depends on many different players both in civil society and in the political arena (see 3.4.3.).

Recycling

It is vital to reduce the volume of waste generated throughout the vehicle lifecycle and to develop waste recycling or reuse as a means **to conserve natural resources.** The development of new recycling channels and new materials is a complex process involving numerous players, affected by diverse environmental and political constraints in different countries of the world. This goal must be achieved on a steady and progressive basis, each time a new product or manufacturing process is introduced into the production cycle.

Industrial sites

The quest for greater competitiveness, combined with growing investment in **cleaner, safer processes,** is leading to **standardization of manufacturing processes.** In turn, this is affecting the speed of progress in developing countries where Renault sets up new manufacturing bases as part of its international development. New technologies are introduced from the outset in all countries, opening the way for greater harmonization of regulations.

Plant operators have also undertaken to rehabilitate **sites polluted by past industrial activities** in order to eradicate long-term risks and maintain the value of their assets.

Road safety

Road safety is a key **social issue (see 3.4.4.)**. Progress in vehicle safety often runs counter to environmental objectives. For example, the addition of new equipment and structural reinforcements tend to increase vehicle weight, thereby counteracting efforts to reduce fuel consumption and pollutant emissions. Carmakers will increasingly need to find new trade-offs to enhance vehicle safety while optimizing environmental performance.

3.3.2. LIFECYCLE ENVIRONMENTAL MANAGEMENT ◈

▣ Environmental Management System (EMS) and ISO 14001 certification of the sites

By working on continuous improvement to achieve compliance and supported by the skills and involvement of all its employees, Renault is in the process of implementing an environmental management system, obtaining its first ISO 14001 certifications in 1999.

Site by site, the process was implemented in several stages:

- Initial environmental impact survey;
- Identification and classification of impacts by order of priority depending on the specific environment at the site;
- Setting of progress targets.

To achieve these targets, the group defined the mode of **organization and responsibilities** at each site and introduced a **document management process.** The management system is evaluated by internal audit. Audits were performed at all the sites from 1999 and are continuing today.

The **distribution network** (subsidiaries and dealerships) is also involved in implementing environmental management and obtaining ISO 14001 certification. The experience of Spain, with more than 150 certified dealerships and a special training plan for mechanics, has made remarkable progress in this area.

EMS right from the start of production

Renault's policy is applied to new activities as soon as they are launched. At the **Ayrton Senna complex in Curitiba,** Brazil, for example, the environment was factored in from the outset. Preserving the ecosystem (wooded areas, wildlife, etc.) and preventing soil pollution were the starting points for the project. The latest available technologies, including water-based paints and the first machining process that produces no effluents, are used at the complex.

Promoting EMS around the world

The **Novo Mesto plant in Slovenia,** certified ISO 14001 in 1999, started its approach with a substantial staff training plan and now plays **a pilot role for the rest of the country.** The plant and its staff are now called on to work with government bodies and are consulted by local companies, which provide an additional source of motivation for applying Renault's policy.

*The ▣ symbol identifies information in the text corresponding to information required by the implementing decree of Article 116 of the **New Economic Regulations (NRE) Act** in France.*

*The ◈ symbol indicates information relating to the guidelines of the **Global Reporting Initiative (GRI)** on sustainable development reports.*
See page 188 for a cross-index of GRI indicators.

Introducing EMS at newly acquired subsidiaries

With assistance from the Romanian government and the Pitesti regional environmental agency, the **Dacia plant** has implemented a five-year environmental upgrade plan for its facilities. Action was taken to decontaminate the soil, introduce cleaner processes, renovate buildings and roads and upgrade water treatment facilities.

Between 2001 and 2002:

- Water consumption was cut by 41%;
- A waste classification and sorting system was introduced;
- Procedures were implemented to identify and specify use of chemicals;
- Staff training was initiated.

In the first month after Renault's acquisition, **a network of environmental managers was set up at the site.** The network's activities are monitored by a steering committee led by Dacia's senior management. **After the basic environmental management upgrade, an environmental management system is being drafted** in line with regular Renault group procedures and processes, which will allow the Dacia site to apply for ISO 14001 certification.

Environmental reporting @

The introduction of **environmental indicators at all the Renault sites** around the world in 1999 has improved the collection and processing of information. Renault voluntarily submits the environmental information about each site and the group as a whole for verification. **The scope at end-2002 covered most of the Automobile Division's industrial and support activities** (design, development and logistics) in which the group had a majority interest.

◈ **Environmental information relating to automotive products** is governed by regulatory standards, set forth in the **approvals required for releasing a product.** These cover fuel consumption, CO_2 emissions, pollutant emissions, noise and safety requirements. Automakers are currently working with the European authorities to agree on a regulatory percentage of vehicle weight that must be recyclable.

A network of environmental managers

Renault's environmental management is organized by a network, initially formed in 1995. Based on the idea that environmental policy should cut across all company functions, a network of environmental managers was set up in France and now extends across almost the whole group. The managers are responsible for conveying Renault's policy to their lines or departments and assisting personnel to factor the environment into their work processes and procedures. They are also in charge of organizing training and implementing the tools supplied by the environmental network. **This collective organization of expertise** is particularly suited to environmental issues, which require a broad range of skills. **For this reason, the environment is integrated in the forward skills-planning approach** (see 3.2.2.1.).

Regular meetings are organized for the entire network to define medium-term priorities. Cross-functional groups work regularly on a wide range of topics and members come together to exchange their experience.

Renault's environmental management tools

Renault has also designed many innovative tools and dedicated systems to implement its environmental management system.

◈ **A wide selection of test models, simulations and databases** to validate the technical solutions from the teams in charge of safety, pollutant emissions, fuel consumption and CO_2 emissions.

◈ **Ecorisques** and **Chimrisk** are dedicated systems. Ecorisques, set up in 1997, is designed to help the plants identify the main sources of environmental impact requiring priority attention in the action plans. Chimrisk was implemented in 1998 to regulate the use of chemicals on the basis of their potential toxicity. The two systems are updated regularly, in line with new scientific knowledge and international deployment.

◈ The **Eco packaging index** established in 1997 and adopted by suppliers and Renault alike, is used by thousands of personnel to reduce the impact of packaging on the environment.

◈ The **Index of Recyclability by Function (IRF),** designed in 2001 and applied to the Mégane II functions by the main suppliers in 2002, measures product recyclability according to a series of criteria. **This tool will be used to set common progress targets with suppliers.**

Opera is a software program, designed in 2001 and developed in 2002, that Renault and Nissan are using to build a joint recycling database, which will contain information currently known to automakers and manufacturers.

LEM training

In addition to training in the use of the different management tools, the managers in the environmental network have designed and taught general environmental training courses applied to the automobile business.

◈ **Cap'éco 1** is used to train plant personnel all over the world. This module explains the environmental issues concerning body, chassis and casting operations in relation to the local context (urban, rural, etc.).

◈ **Cap'éco 2** is a product eco-design module. By end-2002, it had already been used to train 1,750 Renault engineers and technicians. Renault's Automotive Engineering School was founded in 2001 in response to product developers' technical training needs. The school's training modules will eventually cover all the environmental aspects of the various techniques and processes.

◈ Renault also offers a three-stage **training course to suppliers** in **eco-design of components** to increase the recyclability of end-of-life vehicles. **By the end of 2002, 400 people from 180 suppliers had been trained. Participants also receive a guide from Renault, which they can use to encourage their colleagues and their own suppliers to join the environmental approach.**

◈ In 2002, to support the implementation of logistics circuits for workshop waste, the **distribution network in Spain** designed and implemented **training modules** on CD-ROM for personnel, demonstrating management of waste and chemicals. Circuits and procedures for workshop waste are being introduced in the Lille area in northern France.

Eco-design @

◈ To efficiently reduce the pollutant flows generated by the different life-cycle stages, *action must begin with product design and development*, i.e. three to five years before the vehicle's market launch, depending on the level of innovation. The development of each new project includes choices in materials and assembly processes with a view to enhancing recycling, environmental performance, workstation ergonomics at the plants, and complying with standards on vehicle pollutant emissions, fuel consumption and CO_2 emissions, occupant and pedestrian safety, and noise.

Eco-design is a major new concept which involves not only the product developers at Renault, but also all component and materials **suppliers.** To implement this **new and complex approach, the network of external experts has been broadened** to include specialists taking part in the drafting of future standards, exchange platforms for methodologies, the construction of databases and the prioritization of environmental impacts.

For Renault, the priority is to **factor the environment into the development processes of the automobile industry.** Each project launch is an opportunity to introduce new knowledge and new tools. For example, knowledge about recycling gained from Laguna II was used on Mégane II, which achieved excellent results at its launch.

Vehicle design and development process


"How does the customer see his or her car four years from now?"
- Customer surveys.
- Competitor analysis.
- Analyses of social trends.
CUSTOMER EXPECTATIONS
Choice of concept
Translation of customers' expressions (e.g. comfort, performance, etc.) into vehicle characteristics (seats, engine, etc.).
DEFINITION OF TARGETS
Specifications
COMPONENT DEVELOPMENT
The various engineering departments (engine, gearbox, body) develop the components and manufacturing processes in collaboration with equipment suppliers.
DIGITAL COMPUTATION
Sizing by computation of steel structure performance under crash conditions
Prototypes
REAL-LIFE TESTING
- Engine development on test benches.
- Track and road tests (reliability, weather conditions, types of terrain).
CUSTOMER SATISFACTION
- Quality inspection during manufacture in plants.
- Regular satisfaction surveys.

Renault's internal audit process for ISO 14001 environmental management

Renault has designed its own **audit procedures. In 2002 62 Renault environmental managers were trained in auditing according to ISO 14001 international standards, and 488 days of auditing were performed on the management systems at the 33 sites audited over the year.** In addition, the "transportation of dangerous goods" requirement took effect at end-2001.

The Renault internal audit is not limited to the requirements of ISO 14001; it also focuses on the achievement of objectives. This aspect of the audit exploits the combined know-how of central experts in wide-ranging disciplines to develop more effective corrective measures.

3.3.3. PROTECTING THE ENVIRONMENT AND REMAINING COMPETITIVE

3.3.3.1. Product development (see 3.5) @

Around 40% of the product research and development programs are devoted to environmental protection.

3.3.3.2. Developments in manufacturing processes

Site environmental management plan

Launched in 2002, the environmental management plan describes the developments scheduled for each site over the next 10 years. It provides a basis for **dialogue between automakers, equipment suppliers and plant managers** by setting out, upstream of projects, targets for environmental impact reduction **to be integrated into plant workshop renewal or upgrade projects.**

The environmental management plan is based on **detailed studies** of the site's environmental vulnerability and systematically includes **long-term targets** to guarantee the lasting efficacy of the environmental management systems. This approach is detailed in **a technical standards and management procedures guide** covering all impacts and all families of processes.

The first applications of this management plan will be visible at Seville for the new gearbox and at Cléon for the new Alliance engine. The body assembly plants working on the new Clio and Twingo ranges will also follow this process.

Investing to reduce pollution at source

◈ Investment in pollution treatment facilities has given way to procedures for reducing pollution at source.

Surface treatments have been redesigned to minimize effluent by reusing treatment baths. **Ultrafiltration** has been introduced into machining processes to recycle water and active matter in washing units or double the life span of machining liquids (Cléon, Seville, Valladolid Motores and Dacia plants). The new powertrain plant in Curitiba recently introduced a highly innovative machining process that **does not produce effluent.** Dry machining processes are also being developed, thus dispensing with lubricating liquids.

Solvent-based paints are gradually being replaced by **water-based paints,** at the body assembly plants in Curitiba, Douai and Palencia, and at powertrain plants for rust-proofing treatments. Renault is also developing processes to **reuse water after treatment** at traditional wastewater treatment facilities (Maubeuge and Bursa plants).

Investments in new processes are not devoted entirely to environmental protection, but represent an integral part of the industrial process. No rules exist at present to distinguish between the two.

3.3.4. REDUCING THE ENVIRONMENTAL IMPACT OF ACTIVITIES

3.3.4.1. Service and manufacturing sites

(See page 185 for a detailed table of environmental indicators.) @

Energy consumption

◈ Energy consumption from 1996 to 2002

(MWh/veh.)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.28
2.89
2.42
2.38
2.35
2.43
2.63
1996
1997
1998
1999
2000
2001
2002

The increase in 2002 reflects the integration of Dacia and Renault Samsung Motors. On a like-for-like basis, consumption fell by 1.6% between 2001 and 2002.

An energy saving plan is being deployed in partnership with our suppliers to identify and implement best practices in all industrial projects. The aim is to:

- ◈ Optimize non-manufacturing energy consumption;
- ◈ Integrate energy consumption in equipment design, development and purchasing criteria.

A network of 50 people manages the energy conservation plan on a daily basis.

◈ Measurement and monitoring systems (such as building automation systems) have been set up on all sites. Modeling tools are being developed to lower the energy consumption of our installations.

Partnerships have been established with **specialized consultants and with major world energy suppliers,** resulting in the dissemination of standards among all group plants.

These combined initiatives have enabled us to cut energy consumption despite the introduction of new processes, sometimes with higher energy requirements due to the greater complexity of the products manufactured (machining for example), or to the introduction of processes for reducing environmental impact (water-based paints and air treatment systems for example).

Using gas directly at the point of use helps to reduce thermal inertia in networks and combine energy savings with reduced atmospheric emissions.

Lastly, since 1999 a **combined heat and power plant** has been in operation at the Flins factory. The expanded steam supplies around 45% of energy requirements for space heating and installation operation and produces the equivalent of 40% of the plant's power consumption.@

Water consumption

Water consumption and vehicle production from 1996 to 2002


Water consumption
(m³)
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Production
(no. of vehicles)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1996
1997
1998
1999
2000
2001
2002

The increase is due to the integration of Dacia and Renault Samsung Motors. On a like-for-like basis, consumption fell by 18% between 2001 and 2002.

A water conservation policy is included in the industrial management plan for each site. It aims to increase process efficiency by:

- Reducing the frequency of treatment bath renewal;
- Recycling at source;
- Operating in a closed circuit with recovery of detergent solutions and paint booth effluents.

In 1999 an innovate **stormwater recycling system was installed at the Maubeuge plant with financial support from the EU** @. In 2002 the system was able to satisfy the industrial needs of the plant, thereby saving 49,700 cubic meters of drinking water. **Studies are now under way to apply this technique in other plants.** The Technocentre in Guyancourt outside Paris also uses stormwater for plant and lawn watering.

Likewise, spectacular reductions in water consumption have been achieved at ACI Le Mans (a 15% decrease between 2001 and 2002), at Novo Mesto (37% between 1998 and 2002), and Choisy (85% between 1998 and 2002).

Water-borne effluents

Water-borne effluents


6,000
4,000
2,000
0
METALS (x 10 kg/day)
SM (kg/day)
OM (kg/day)
1996
1997
1998
1999
2000
2001
2002

SM: The substantial increase in **suspended matter** is due to the use of a new calculation method which includes pumped suspended matter in addition to process suspended matter (+217kg/day at the Flins plant), and to the integration of the Dacia plant which produces 1,043kg/day. Note that the SM quantities for the Dacia plant are calculated using the same methods as those employed by the rest of the group.

OM: The increase in **oxidizable matter** is due to the integration of Dacia and Samsung. On a like-for-like basis, OM quantities fell by 10% between 2001 and 2002.

METALS: The quantity of **metals** released has been reduced by replacing lead in the cataphoresis process at body assembly plants where the installations so permit. On a like-for-like basis, quantities fell by 24% between 2001 and 2002. As an indicator, Renault uses the quantity of metals expressed in mass, to which an adjustment factor is applied according to the degree of toxicity (arsenic 10, cadmium 50, copper 5, mercury 50, nickel 5, lead 10, zinc 1).

As part of their quality assurance system, **70% of Renault's manufacturing sites have their own physical-chemical treatment station,** often based on state-of-the-art technologies.

At the Palencia plant, a membrane bioreactor was brought into service in late 2001 to enhance effluent purification and reduce sludge production. This innovative biological treatment system was a first for the Renault group and a second unit will be installed at the Douai plant in 2003.

In 2002 **the Dacia plant upgraded its water treatment system** by overhauling six physical-chemical treatment stations close to the workshops and commissioning a new ultrafiltration unit to treat waste from the machine shops.

For the powertrain plants, the aim is to eliminate all liquid effluent releases. New processes were tested in 1998 by the STA automatic transmission plant which now purifies and recycles all its effluents. **Working in partnership with machining liquid suppliers, the new Curitiba powertrain plant in Brazil** has introduced **technologies** which recover hydrocarbons from wastewater by evaporation. They are concentrated and recycled as fuel. This highly original process will be standardized for all new machining facilities on other sites, for the new products at Seville and Cléon especially.

Atmospheric emissions

The volatile organic compounds (VOC) released by solvents used in paint shops are the major source of atmospheric emissions generated by Renault's activities. VOC emissions have been reduced by improving the paint application processes through:

- An equipment modernization plan (the air treatment system for the paint booths at the Maubeuge plant is the largest in France);
- Technological breakthroughs, with the introduction of water-based processes in three plants (Palencia, Curitiba and Douai);
- More efficient incinerators for treatment of atmospheric emissions.

Cross-functional management practices have been introduced for all body assembly activities, with central effluent monitoring procedures.

◈ VOC emissions dropped from 13kg per vehicle produced in 1998 to 5.86kg per vehicle at the end of 2002.

◈ The only estimates of pollutant (SO_2, NOx, N_2O) and non-pollutant (CO_2), emissions associated with fuel combustion are those required under French regulations relative to special taxes applicable to thermal installations with a capacity of more than 20MW. This results in the exclusion of production facilities, for which no measurement method has been defined, but which may represent a major share of total emissions. Specific studies will be conducted to assess their emission levels. Nevertheless, more rational use of fuel, including the changeover from fuel oil to gas, has reduced SO_2 emissions by 26% for thermal installations above 20MW.

Industrial waste

◈ Decrease in packaging waste per vehicle from 1996 to 2002 (body assembly plants in the EU)


(kg/veh.)
30
25
20
15
10
5
0
28
26
22
18
18
16
16
1996
1997
1998
1999
2000
2001
2002

The level has remained stable despite the encouraging results obtained for the Mégane II production start-up. This is due mainly to the numerous production start-ups in plants whose logistics systems are only finalized when volume production rates are reached.

◈ Destination of waste in 2002


79%
Level 1:
recycling or recovery
8%
Level 2:
treatment
or pretreatment
prior to disposal
13%
Level 3:
storage in a specialized center

Owing to the inclusion of Dacia and Renault Samsung Motors, the results obtained in previous years, and the continuous improvements in the proportion of recycled and recovered waste on other sites are not fully reflected in the overall figures. For the Dacia plant, the initial priority was to characterize, sort, neutralize and safely eliminate toxic waste in its own landfill, upgraded to European standards. New regional infrastructures and recycling channels have yet to be established.

These consolidated figures concern active sites. They do not include demolition and soil remediation waste at Boulogne-Billancourt, totaling around 70,000 tons in 2002, which was landfilled or disposed of in biological treatment plants.

◈ Breakdown of 2002 waste by type


83%
OIW
7%
HIW
10%
Inert

The 55% increase in inert waste between 2001 and 2002 is due to the removal of rubble resulting from modernization of the Dacia plant. A major share of the 33% decrease in hazardous waste can be attributed to a new process at Douvrin which has reduced phenol concentrations in foundry sands. Hazardous waste volumes have been reduced in many plants.

Since 1995 **continuous progress has been achieved in reducing waste volume, characterizing the types of waste produced and enhancing the reliability of treatment and recycling processes:**

- ◈ Waste metals, swarf and offcuts from machining and stamping operations account for 70% of the waste generated by our production plants. They are generally melted down for recycling.
- Waste volumes can be reduced by raising operating efficiency. In paint application for example, solvent emissions and sludge production can be decreased while reducing the quantity of paint used.
- Sorting at source separates hazardous and ordinary waste and optimizes material and energy recovery. Renault is working alongside a major partner (*Vivendi Environnement*) to implement a **global waste management system.**

- ◈ Renault is incorporating the reduction of packaging waste into its industrial logistics strategy. At Palencia, the volume of waste for Mégane II has been reduced to 4.2kg per vehicle (body assembly activity excluding OIW), proving that the target of 5kg per new vehicle set by Renault is a realistic objective. @

◈ The year 2002 was marked by **the application of Renault's policy in countries where waste treatment plants are lacking**. Dacia has its own landfill site for hazardous waste, and it treats leachates in a physical-chemical and biological plant which has been upgraded to comply with European standards. The policies applied in these countries for waste characterization, intermediate storage in protected areas and waste flow management now meet the same standards as those applied in all Renault plants. The Bursa plant in Turkey is now equipped with a distillation column to recycle used solvents.

3.3.4.2. Commercial sites

◈ As yet, there is no consolidated management process for the waste produced by Renault's commercial sites. However, Renault has defined an environmental policy for its sales subsidiaries and dealerships which focuses on:

- Reducing workshop washing water;
- Providing specific storage and collection procedures for oily liquids;
- Equipping workshops with systems to prevent soil pollution;
- Measuring noise levels outside workshops;
- Reducing water and electricity consumption;
- Recovering end-of-life parts for recycling.

3.3.4.3. Products

(See environmental indicators on page 186.)

Fuel consumption and CO_2 emissions @

◈ Thanks to fuel consumption below the market average, a high proportion of diesel vehicles (47% of sales in 2002) and advanced product performance, the Renault range is among the best in Europe in terms of average CO_2 emissions per kilometer, based on the standard EU cycle (NVMEG). From 1996 to 2002, this ratio fell by 14.5%, from 178g to 153g of CO_2 per kilometer for Renault vehicles, despite the development of new comfort and safety features and the enforcement of new regulations that tend to push up energy consumption.

The 1.5-liter dCi diesel engine introduced on Clio in 2001 places this five-seater vehicle among European leaders, with 4.6 liters per 100 kilometers and 110g of CO_2/km. On Mégane II, it gives a consumption level of 4.9 liters per 100 kilometers and 120g of CO_2/km, ranking the model among the most fuel-efficient of its category.

Some Renault vehicles are equipped with a six-speed gearbox which significantly reduces fuel consumption on highways.

By the end of November 2002, Renault had sold 2,406 dual-fuel LPG vehicles.

◈ Noise @

Renault has set a highly ambitious target of 71dB(A) of external noise for its new vehicles. This calls for major noise-reduction measures to:

- Reduce mechanical play, minimize engine inertia and increase the stiffness and sound absorption of vibrating panels (glass, body panels and exhaust system);
- Limit noise propagation with the aid of filters, silencers, screening and soundproofing;
- Adapt materials and redesign components (duct aerodynamics, tire tread pattern) to minimize their impact in terms of noise.

Laguna II was the first European car to meet this target. It was followed by Vel Satis and, in 2002, by Espace IV and Mégane II. **The Renault range is the only one in Europe to reach this noise level** while offering enhanced acoustic comfort for passengers.



Acoustic testing to measure exhaust pipe noise.

Recycling @

In line with its long-standing commitment to recycling, Renault is actively engaged in setting up a **new industrial system involving a wide range of players in all countries.** In collaboration with these players and administrative bodies, **jointly committed to a common set of objectives,** Renault is contributing to:

- The drafting of specifications for treatment centers handling end-of-life vehicles (ELV): vehicle reception, decontamination and drainage, removal of hazardous components, compliance with obligations relating to environmentally-sensitive installations;
- Creation of a **dual system,** with recovery of components for the used parts trade and material recovery for recycling;
- ◈ **Vehicle traceability** based on a system of approved operators and destruction certificates, associated with efficient information flows;
- ◈ Provision, via the internet and with other carmakers, of useful **information** for operators (materials, dismantling or extraction).

◈ This commitment to the development of ELV recycling, combined with new in-house eco-design processes, has produced visible results. **In 2002 Mégane II was an industry leader in terms of recyclability. A full 95% of its weight is recyclable, while 16kg of recycled plastics and 10kg of renewable materials are used to build the vehicle.**

Pollutant emissions

◈ All vehicles in the range comply with Euro 3 standards. The technologies required for Euro 4 (applicable in 2005) are fitted on gasoline vehicles for Germany (IF05 fiscal incentives) and will be introduced progressively on diesel engines in 2003.

3.3.5. MAINTAINING THE VALUE OF OUR ASSETS

Preventing fire, explosion, and chemical and natural hazards

Renault has no high-risk installations. Our management system nevertheless includes measures for the prevention of hazards such as fire and environmental risks.

This management system is coordinated by **a central team of experts.** Techniques and structures for identifying risks, quantifying their impact, organizing prevention and protection, and defining control and management methods are implemented on all sites.

Methods and tools are defined at all management levels: **vulnerability studies, classification in order of priority, choice of preventive and/or protective solutions, management and training procedures, and control and verification audit grid.**

In 1992 the international **Highly Protected Risk (HRP) indicator** was brought into use. By the end of 2002, HRP status had been obtained for 30 sites. In 1995, procedures and training were formalized in the environmental management system and in 1999 a management manual including guides and indicators was issued. In 2001 and 2002 the vulnerability studies were updated to take account of new environmental information and will be implemented in 2003.

The environmental management system includes an expert system called **Écorisques to classify environmental hazards under normal and abnormal operating conditions.** It is used on each site to define the significant impacts for which priority objectives must be defined. For the Renault group as a whole, it guarantees the overall consistency of analyses conducted on its different sites.

Identification, analysis and remediation of soil pollution on former industrial sites @

From the outset, Renault has collaborated actively with the French Ministry of the Environment and Sustainable Development to implement the policy relative to polluted sites and soils introduced in 1994. The **French approach** is to classify risks in order of gravity by means of a simplified risk assessment followed, if necessary, by a **detailed diagnosis** and a **detailed risk assessment**, before deciding whether to clean up the sites concerned or place them under surveillance. **This method has been used for all Renault's manufacturing sites across the world.** By the end of 2002 deployment was almost completed.

Status of deployment (45 sites)


Number of sites
0
10
20
30
40
50
Documentary research
38 sites
Qualitative risk assessment
Preliminary diagnosis
28 sites
Simplified risk assessment
Monitoring program
24 sites
Detailed diagnosis
12 sites
Detailed risk assessment
Actual
Treatment
19 sites
28 operations
Target

Through this proactive approach, Renault has now identified all major sources by type of pollution or by type of activity. Based on this in-depth diagnosis, appropriate clean-up techniques can be defined, the exact cost of reinstatement assessed, and **soil protection guidelines** drawn up for industrial process design engineers (design of networks, retention systems, storage tanks, etc.). Certain techniques have been implemented directly by Renault, such as the biological treatment process deployed in Dacia in 2002 to treat soil polluted by hydrocarbons. Others are being developed via a network of international experts responsible for defining standardized specifications.

In 2002, Renault was seen as a model enterprise for application of the best available techniques in this area and its expertise was selected by the French Ministry of the Environment and Sustainable Development for its official consulting group.

Environmental audits for purchase and sale agreements

The acquisition or sale of industrial and commercial activities and property must be preceded by an environmental assessment. These audits are performed in accordance with an international procedure which comprises:

- A pre-audit;
- A phase 1 audit relative to legal conformity and hydro-geological and ecological mapping of present and former activities;
- A phase 2 audit involving analysis of soils and groundwater.

Since 2000, **standardized audit procedures and guides have been issued by the group.** Based on the results of this audit, clean-up and reinstatement plans can then be incorporated in the economic and legal conditions of the purchase agreement. These studies, action plans and contractual clauses also protect Renault against possible disputes in the future.

3.3.6. ORGANIZING COMMUNICATIONS

◈ A dedicated sustainable development website

The "Let's go further" sustainable development website, which went online in 2002 using information available at end-2001, is accessible via the Renault corporate site or directly at www.sustainability.renault.com. It demonstrates Renault's commitment to the provision of transparent, accurate information. Users can access the information that interests them by area or product. To enhance the website's user-friendliness for the general public, educational modules are being developed. Data will be updated at least once a year at the end of each year.

◈ Site environmental statements

The information on sustainable development posted on the web attests to Renault's commitment, but cannot answer all questions about the environment at individual sites. The sites have undertaken to publish environmental statements either **on the internet or in hard copy.** Containing the site's detailed actions and results, the environmental statement is useful for dialogue with local stakeholders, including neighbors, local councils, associations and government bodies.

In the first half of 2003, 23 environmental statements on activities in 2002 will be published and made available on the website.

These reports offer a springboard for discussion and communication with personnel and other local stakeholders.

◈ The Ellypse concept car

Presented at the Paris Auto Show in 2002, the Ellypse concept car is a synthesis of the technologies that will be available in 10 to 15 years' time. The unique concept car features:

- Numerous innovations that substantially reduce environmental impact (fuel consumption, pollutant emissions);
- Assemblies and materials that facilitate end-of-life recycling;
- High-quality features for customers (interior space, comfort, safety, e-services, design).

Although the concept car is not a product that can be manufactured competitively yet, it nevertheless demonstrates Renault's commitment to finding **the best match between environmental protection and automotive innovation.**



Press a button and Ellypse's "ingenious seats" recline into the floor, switching from "road" to "rest" position.

3.4. Social performance

Through its growing international reach and the role that its products play in society, Renault's influence extends beyond the boundaries of the company itself. Renault also maintains close relationships with a wide range of stakeholders: suppliers, dealers, customers, scientific experts, local communities, associations and government bodies. These relationships are underpinned by two key principles: build dialogue and promote transparency and loyalty. Renault is involved in major social debates linked to the automobile industry, such as sustainable mobility and road safety. It also takes part in initiatives to support civil society.

3.4.1. CODE OF GOOD CONDUCT

NRE ◈

Since 1998, Renault has applied a **Code of Good Conduct** that provides a framework for relationships with all stakeholders, within the group and outside. **Circulated to suppliers and most managerial staff**, the Code of Good Conduct sets out clearly defined principles to help company players deal with situations that are sometimes complex or unexpected.

◈ Primarily, the Code covers:

- Protection of the company's personnel and property, tangible and intangible;
- Compliance with the law and respect for the environment and partners;
- Disclosure and use of information;
- Use of company finances;
- Participation in local activities;
- Conflicts of interest.

An **Ethics and Compliance Committee** set up in 2000 oversees implementation and new developments within the group, taking responsibility for defining communications policy in this area. A **compliance officer** is in permanent contact with the Committee and plays an active role in its initiatives.

In addition to the Code of Good Conduct, Renault has an Internal Audit and Monitoring Charter defining rules for the delegation of operational responsibility by executives.

3.4.2. RENAULT AND ITS STAKEHOLDERS

The group maintains close relations with its environment – partners, suppliers, dealers, customers, institutions – and its influence extends well beyond the company boundaries. Renault has strong ties with local communities and with other stakeholders; it is exploring the potential of new links and taking appropriate action.

◈ **Customer satisfaction** is essential, and customers are at the center of Renault's concerns. Product and service quality is part and parcel of the group's strategic goals and is monitored constantly among our customers.

- Renault uses customer surveys and call centers to evaluate customer satisfaction;
- The company has introduced a set of indicators, such as response times to a customer request (by e-mail, letter or telephone);
- Renault has also set up a dedicated call center for its new luxury vehicles;
- To minimize vehicle downtime, Renault attaches major importance to rapid response and repair quality;
- ◈ Recalls also provide an opportunity for inspecting and, if appropriate, restoring vehicles to standard;
- The New Distribution program introduced in 1999 is steadily reducing delivery times;
- Lastly, the Renault vehicle warranty has been extended to two years.

This quality policy demands a multidisciplinary, grassroots approach managed by people who are attentive to customer requirements at every level of the company. **Quality concepts are taught through training courses tailored to all personnel concerned.**

◈ Renault's strategy vis-à-vis its **suppliers** is founded on **long-term relationships**, the involvement of suppliers in projects at a very early stage of development, and the institution of a common language and common working methods.

To meet this objective, Renault selects a restricted supplier base in line with a list of predetermined criteria. Supplier relations are governed by the following rules:

- The financial and technical aspects of services, along with manufacturing quality and processes, are the cornerstone of the partnership with suppliers;
- Criteria addressing occupational welfare (protection, safety, use of chemicals, etc.) and environmental protection (waste, risk prevention, storage, etc.) have been implemented for suppliers of on-site installations and services for a number of years;

- ◈ More recently, eco-design and life-cycle environmental management involve component and materials suppliers.

◈The quality of the relationships, which is measured by objective criteria and based on solidarity, may enable certain suppliers to achieve **Optima status** @ in accordance with a **charter**. In return for an agreement on business volumes, the suppliers guarantee Renault specified levels of cost, quality and performance, as well as priority access to innovations. The results and quality of the relationships are reviewed annually, enabling progress to be measured and new goals set. Problems, if any, are solved jointly.

Regular meetings are organized with Optima suppliers to discuss future development projects. Technical improvements aiming to enhance environmental performance are now being put forward by suppliers on their own initiative.

This is typical of the framework within which features such as vehicle occupant restraint systems have been developed, contributing to the high standard of safety in Renault cars.

To assist clarification and standardization, Renault has developed structured tools for joint action on manufacturing processes. The objective is to reduce the risks of product non-quality, to ensure secure sourcing, increase supplier involvement with respect to consumers and create a more dispassionate climate between the partners. For example, the appeal process is defined in the warranty charter negotiated with the suppliers' representative organizations. Likewise, since Mégane II, the parts quality acceptance processes now include recycling criteria, relating to material composition in particular.

◈ To ensure optimum exchange, the **Suppliers' Council** brings Renault senior management and its main suppliers together several times a year. The **Renault Institute,** a quality and management consultancy body, is dedicated to serving Renault and its partners. Finally, the second-tier suppliers benefit from the action programs of the Institute for Automobile Competitiveness and Excellence (ICARE).

There is still much ground to be covered before Renault can share a sustainable development policy with its partners. However, in the founding spirit of partnership, Renault is committed to sharing this policy by sharing the tools it has developed (see 3.3.2.).

3.4.3. RENAULT AND MOBILITY ◈

3.4.3.1. The challenges of sustainable mobility

Sustainable mobility seeks to reconcile independent travel and communication needs, based on safe and effective means at an acceptable cost, with the need to respect essential values, both human and environmental, now and in the future.

To meet this objective of total or sustainable mobility, government and industry must work together by encouraging national and regional approaches based on clearly defined strategies.

3.4.3.2. Renault's policy on sustainable mobility

In addition to efforts made in products (see 3.3. and 3.5.), to make mobility more sustainable, **Renault's transportation policy consists in**:

- Applying the concept of sustainable development, i.e. consistency between the short and long term;
- Seeking to reduce harmful effects/pollution by automobiles through constant cost/benefit analysis of proposed measures;
- Developing innovative mobility services;
- Rational and efficient use of telematics services in road infrastructure;
- Proactive involvement of Renault's network of experts in the debate on sustainable mobility;
- Paying particular attention to the relationship between the automobile and the city and the necessary balance between individual and public transportation;
- Founding of a network of experts from the departments concerned by this issue, to contribute to the debate on mobility inside and outside the company.

To support these principles, Renault is setting up or taking part in initiatives to promote sustainable mobility in France, Europe and elsewhere in the world.

*The ▣ symbol identifies information in the text corresponding to information required by the implementing decree of Article 116 of the **New Economic Regulations (NRE) Act** in France.*

*The ◈ symbol indicates information relating to the guidelines of the **Global Reporting Initiative (GRI)** on sustainable development reports.*
See page 188 for a cross-index of GRI indicators.

3.4.3.3. Renault's national initiatives to promote sustainable mobility

- Renault is participating in two car-sharing initiatives, one in Paris (Caisse Commune) and the other in Strasbourg (Auto'trement).
- Renault is working closely with key public transportation operators in France, namely RATP, Keolis, Connex and Transdev, to study and develop intermodal park-and-ride solutions to guarantee mobility and accessibility for all.
- SARRASIN, a subscriber car service for rural areas, is being piloted in partnership with Kéolis in the Abbeville area. It aims to respond to all requests for transportation in a sparsely populated area, by combining transport on demand, car pooling and car sharing.
- PREDIM, the French research and experimentation platform for multimodal information, will contribute to developing an operational, transposable multimodal information product. The goal is to optimize the capacity of a car fleet within a comprehensive public transportation offer to achieve a perfect match between supply and demand.
- In 2002, in collaboration with GIE EMIF (RATP/CCIP), Renault launched a study on the transport requirements of employees at the future IS center in Le Plessis Robinson, where 2,800 people will work and which is scheduled to open in 2004.
- Renault is also involved in PREDIT 3, a French research and experimentation program on land transportation. The company's experts take part in all the thematic working groups: mobility and sustainable development, mobility services, new knowledge for safety, technologies for "natural" safety, logistics and goods transportation, technologies for goods transportation, energy and environmental impacts, clean and economical vehicles, integrated information and communication systems, vehicles and infrastructures, and transportation policy.

3.4.3.4. Renault's European initiatives to promote sustainable mobility

- The Wallonia region in Belgium, along with Alsace and Abbeville in France, have joined forces with a number of industrial partners (including Renault) to set up the European research program TRASCOM (Traveller Assistance for Combined Mobility in regional areas). The objective is to develop multimedia applications, primarily through wireless communication systems, in order to satisfy the mobility requirements of users by combining all possible means of transport.
  The aim of the program is to provide real-time access to all the information needed to make a journey. It helps the user make reservations, buy and pay for solutions offering an alternative and complementary response to the use of passenger cars (a two-wheeled vehicle, car rental, car sharing, taxi, public transport with a parking lot as the point of exchange). By creating continuous links with all the players involved in mobility, the system enhances the quality of travel.
- A feasibility study for an intranet server for car pooling for work-related travel between sites was conducted in Spain. The pilot application is planned for 2003 between the Renault sites in Madrid and Valladolid. If results are positive, the service will be extended to other links in Spain and France.
- Two projects have been set up as part of **EUCAR (European Council for Automotive R&D):**
  - Supported by IMPACTS, the association of European capitals, FREDERIC (FREight DElivery Rationalization In Cities), aims to bring manufacturers and local communities together to discuss the mobility of goods and services in cities and determine the best conditions for the use of vehicles required for commercial activities and services in urban areas.
  - The "smooth traffic" project is being discussed with partners to find ways to achieve quieter, smoother traffic flow in cities.
- As part of the Franco-German DEUFRAKO research project, Renault contributed to and successfully concluded the Inter Vehicle Hazard Warning (IVHW) study. The goal is to develop vehicle-to-vehicle communication links with an early warning system to avoid situations in which pile-ups typically occur on highways.

3.4.3.5. Renault's international initiatives to promote sustainable mobility

- Renault is participating in an international project on sustainable mobility for 2030. As part of the World Business Council for Sustainable Development, 12 American, Japanese and European companies from the automobile and oil industries have launched a major study on what mobility should be in 2030 and how to achieve this. The aim of the **"Mobility 2030"** project is to develop a vision of sustainable mobility that takes account of different needs and proposes acceptable solutions in terms of employment and the environment, for consumers and society as a whole, by advocating concrete action, assisted by a support network in both developed and developing countries. This project is particularly innovative because it encompasses the three pillars of sustainable development:
  - It is global and not regional;
  - It covers all forms of mobility and transportation;
  - It is conducted by industry specialists and it is based on stakeholder dialogue around the world.
- After the Mobility 2001 study, which analyzed the general context, the final "Mobility 2030" study will be published at the end of 2003. Renault's Chairman attended the Earth Summit in Johannesburg for the project presentation and the meeting with stakeholders.

◈ The World Business Council for Sustainable Development (WBCSD) (www.wbcsd.org) consists of 150 international companies from 30 countries and 20 major industrial sectors involved in the three dimensions of sustainable development: environmental protection, social equity and economic prosperity. The council's work focuses on eco-efficiency, innovation and social responsibility at companies.

- Renault has reactivated the Clean Air project for Rio de Janeiro in Brazil to identify the sources of fixed and mobile pollutant emissions in the city and define and implement a series of measures for improvement in partnership with French manufacturers and policymakers and technical experts from the city.

3.4.4. RENAULT AND ROAD SAFETY

Renault works in partnership with the public authorities throughout the world and aims to be an active partner in road safety.

3.4.4.1. The challenges of road safety

Road traffic accidents are a major public health problem, causing death and injury to countless people, many of them still young, both in industrialized countries where the roads are very busy, and in emerging countries where accident rates per kilometer are higher.

Road traffic casualties in Europe 1990-2000


(1990: 100)
100
80
60
killed
injured
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000

Progress in vehicle design has more than halved the risk of occupant injury in the event of an accident. Improvements in road infrastructures have also helped to bring down the number of accidents.

A Renault expert is a member of the "eSafety" working group set up by the European Commission and heads the "On-Board Technologies" sub-group. This working group has put forward recommendations to speed up the deployment of new information and communication technologies to improve road safety.



Frontal crash test on a Mégane II organized by Euro NCAP.

3.4.4.2. Accident research ◈

Recognizing the importance of safety, the two French automakers – Renault and Peugeot – joined forces to set up the Laboratory for Accident Research, Biomechanics and Study of Human Behavior, known as LAB.

Safety has been a major concern of Renault since the establishment of the Laboratory of Physiology and Biomechanics in 1954, renamed LAB in 1969. Financed mainly by the two French automakers, the LAB facility is the only one of its kind in Europe. Its medical and engineering experts collaborate closely, particularly in studies of the behavior of the human body under impact.

Renault also possesses the world's largest accident research database, which enables collisions to be re-enacted on the basis of real-life accidents in order to understand their causes and limit their effects. This expertise places Renault in the forefront of automotive safety.

Renault also supports all initiatives and equipment intended to favor careful, safe driving, such as safety belts, harmonization of speed limits in Europe and all educational schemes targeting drivers in general. @

The company is an active participant in studies of safety factors, to which it contributes its expertise and its capacity for analysis, and is involved in an ambitious international educational program. The objective is to improve human behavior, which LAB has shown to be a clear causal factor in road traffic accidents. @

Causes of fatal accidents

% of fatal accidents

Caused by:	user	95%
	infrastructure	42%
	vehicle	27%*
	traffic conditions	20%

(*) Factor closely related to vehicle age.

Within the company itself, a committee composed of specialists in occupational health and safety, doctors and experts in accident research analyze the causes of road accidents in which company personnel are involved, particularly those which occur during the journey between home and work, in order to develop awareness and offer appropriate training. Those participants who are most vulnerable to accident risks in their working environment follow a training program in driving safety.

3.4.4.3. Active safety ◈ @

The purpose of active safety is to prevent accidents, by taking both vehicle parameters and driver reactions into account. Following on from ABS technology, new systems have been developed, such as electronic stability program (ESP), to correct the difference between driver input and the desired trajectory, and the tire pressure monitoring system.

New models in the range, equipped with smart electronics and on-board computers, are able to interpret driving conditions (weather, speed, traffic) and to adjust vehicle behavior accordingly, thanks to adaptive cruise control for example. In this area, Renault has been involved since the end of 2001 in the Lavia project (Limiteur s'Adaptant à la Vitesse Autorisée) initiated by the French Ministry of Transport to study the acceptability and effects on driving behavior of an on-board system that limits vehicle speed to the authorized maximum on the road where the vehicle is traveling. Renault will supply prototype vehicles for this program in 2003.

Alongside these preventive measures, which are part of active safety, it is essential to minimize the consequences of traffic accidents by protecting vehicle occupants and pedestrians. This is known as passive safety.



The third-generation Renault System for Restraint and Protection (SRP) ensures maximum safety for all vehicle occupants.

3.4.4.4. Passive safety ◈ @

A cornerstone of Renault's safety strategy, the principle of **"safety for all"** aims to protect all car occupants according to the severity of the impact, their age, morphology and position in the vehicle. It is based on four major principles:

- Focus on the occupant in order to improve his/her in-car safety;
- Develop safety for all – children and adults, front and rear passengers;
- Achieve maximum safety regardless of the type or size of model;
- Take account of occupants of other vehicles in the development of car-to-car crash compatibility.

The results take the form of effective and often innovative equipment offered by Renault on its models, mostly as standard, regardless of their level in the range.

◈ Following on from the Laguna in 2001, Vel Satis and Mégane II were awarded a **five-star rating** by the independent car assessment body Euro NCAP for their outstanding level of occupant protection.

All vehicles in the Renault range are equipped with the Renault **System for Restraint and Protection (SRP).** This unique system comprises programmed restraint airbags with controlled deflation, safety belt pretensioners, load limiters and close-contact head restraints. It is designed to absorb energy during sudden deceleration at the moment of impact, often the cause of fatal chest injuries. The load exerted on the chest by an impact at 56-60kph is lowered to 400kg, versus 900kg without a safety system.

For several years, Renault has been paying particular attention to the problem of child safety. Children are not just miniature adults and specific research is necessary to identify their precise needs. Renault has deployed its know-how and expertise in this field to conduct in-depth studies. Children have not only particular morphological characteristics, but also specific desires, worries, lifestyles and attitudes towards car travel.

Renault is testing and developing restraint systems for each model in the range, using appropriate advanced technology systems. Children will benefit from the latest protective systems (infant carriers, child seats, adult safety systems tailored to children's needs), based on the conclusions of the European CREST (Child Restraint) program completed in 2000 and supervised by Renault.

The @ symbol means that more information is available from Renault's ***sustainable development website,*** *at the following address: http://www.sustainability.renault.com.*

3.4.4.5. Renault's "Safety for All" road safety program ◈

Because human behavior is a contributing factor in almost 80% of road accidents and because it is important to pick up the right habits from the earliest age, Renault has launched the "Safety for All" international road safety program, based on its knowledge and experience in this field. This long-term educational initiative targets three priority age groups: children aged between 7 and 11, teenagers and young drivers.

Developed in collaboration with teachers and road safety experts in numerous countries, the "Safety for All" program took concrete shape in 2000 in the form of a teaching kit entitled "Kids on the Road", an international competition for children aged 7 to 11, as well as a dedicated website in two languages (www.securite-pour-tous.com / www.safety-for-all.com), devoted to road safety education and awareness.

After the first two years of deployment, more than 3 million schoolchildren from nine European countries have followed the program and 141,000 kits have been distributed in primary schools. The "Safety for All" program is the largest road safety initiative for 7-11 year-olds in Europe.

In 2003 the program will be extended to three new countries: Russia, Turkey and Slovenia. It will be backed up by schemes for teenagers and young drivers.

In parallel, local initiatives targeting young drivers will be organized in several countries, including Germany, Belgium, Spain and France.



Drawing for the "Safety for All" teaching program.

3.4.5. CONTRIBUTION TO CIVIL SOCIETY

3.4.5.1. Local action for the disabled

Renault is involved in numerous local initiatives to assist the disadvantaged. For example, continuing its efforts for **disabled people** that began 50 years ago, Renault publishes ***En route***, a guide for disabled car users (available free of charge at Renault dealerships and downloadable in French at www.renault.fr/handiservices). Renault's website, www.renault.fr, also includes a section of practical information for disabled people, **Handi-Services** (on www.renault.fr/handiservices).@

For several years, Renault has been an active partner of the **Motability** car scheme for the disabled in the UK.

3.4.5.2. Education and culture

In many countries, Renault supports educational and cultural projects, in ways that go beyond financing, with an emphasis on the practical aspects of its actions:

- To foster mutual understanding between countries with vastly different cultures, Renault set up the **Renault Foundation** in cooperation with 15 French and Japanese universities, which assists Japanese students to complete their studies in Europe.
- Since 1989, Renault has set up an original educational aid for high-school economics and technology teachers.
- **Economics teaching:** the aim of this project is to explain the economic issues and human and technical factors in the automobile industry to high-school students and teachers. The material, designed with researchers and teachers and validated by the education department, respects teachers' freedom and encourages interaction with the students. A full 10,000 of the program's four kits, regularly updated since 1989, have been distributed to date. They have been used with nearly 2 million students in France and in French high schools abroad. The program was tested in the UK and Spain, but differences in syllabuses in different European countries make it difficult to use outside France.
- ◈ In Turkey, Renault is involved in a program to teach children what to do in the event of an earthquake.

- ◈ In 2001 Renault participated in the **Valued Citizens** program, which makes schools the center of the most disadvantaged communities in South Africa, to achieve national educational objectives.
  The program has two aims:
  - Raise students' sense of citizenship;
  - Train and involve all education partners (teachers, educators, parents), through sessions organized by the Valued Citizens Initiative.

  It has set far-reaching targets:
  - Create a new sense of citizenship, to foster change and make the education system more efficient;
  - Create an educational environment that encourages respect for others and a sense of responsibility;
  - Prevent rising crime and violence;
  - Offer unemployed young people employment opportunities as mediators.

  The Valued Citizens program is much more than citizenship classes. It promotes self-confidence and self-esteem, it reveals to students their potential and teaches them self-criticism. It also helps them build a consistent, sound value system. Started in 10 schools in Soweto and Alexandra (1,500 students and 30 teachers), the program was extended in 2002 to 100 primary schools in the Johannesburg region (7,500 students and 150 teachers). Renault maintains its commitment to supporting and participating in this initiative, which is set to expand in 2003 (to 15,000 students and 250 teachers). At the Johannesburg Summit, Valued Citizens was presented on the Business Action for Sustainable Development site. This was a joint initiative of the International Chamber of Commerce and the World Business Council for Sustainable Development to prepare business for the World Summit on Sustainable Development in Johannesburg.



Children taking part in the Valued Citizens program meet Louis Schweitzer at the World Summit on Sustainable Development in Johannesburg in September 2002.

3.4.5.3. Other actions

Around the world, Renault also participates in:

- ◈ **The Global Compact:**
  - Proposed by the UN Secretary General, Kofi Annan, in July 2000, the Global Compact brings major international companies together with the UN agencies and NGOs around the idea of sustainable and responsible development, underpinned by nine principles. The partners are invited to uphold and advance these principles both internally and externally. As a fully concerned and responsible player, Renault officially joined the Global Compact in July 2001, undertaking to post every year an example of good practice and a learning experience in accordance with the UN principles.
  - Renault's example can be viewed on the Global Compact's official site: www.unglobalcompact.com.
- ◈ **Global Corporate Citizenship:**
  - Renault's Chairman signed the initiative's joint statement, "The Leadership Challenge for CEOs and Boards", which recommends a framework for action that business executives can use to develop a strategy for managing their company's impact on society and to develop relationships with stakeholders.
  - Renault is one of the 28 companies from 14 countries that responded to the World Economic Forum's survey of 38 CEOs to identify the issues raised by corporate citizenship for business management and to analyze the ways in which companies address those issues. The results of this survey were one of the preparatory documents used for the Davos Summit in January 2003.

In addition to these organizations and associations, Renault applies the guidelines of the OECD and belongs to other bodies with more specific mandates, that seek to involve companies in their activities. These include:

In France, Renault is a member of:

- ◈ **Airparif:** Para-statal organization that monitors levels of air pollution in Paris. It consists of representatives from the French government, industry, local councils from the Ile de France region and approved environmental associations.
- ◈ **Comité 21:** A committee comprising representatives from most large French companies, local and regional councils, associations, public bodies and other competent persons. It was set up in 1995 to monitor the commitments made by governments at the Rio Summit.
- **Entreprise pour l'Environnement (EpE):** Discussion forum on environmental and sustainable development issues.
- ◈ **Observatoire sur la Responsabilité Sociétale des Entreprises (ORSE):** This recently founded corporate responsibility watch brings together some 20 companies with trade unions, investors and audit firms. A forum for exchange and proposals, ORSE seeks to promote the ideas of rating companies and sustainable development.

In Europe:

- **European Roundtable of Industrialists (ERT):** A forum of 43 European industrial leaders aimed at promoting the competitiveness and growth of Europe's economy. Since its inception in 1983, ERT has contributed significantly to improved dialogue between industry and governments at both national and European levels.
- ◈ **Vigeo:** Agency founded in summer 2002 that rates the social and environmental behavior of European corporations. Vigeo has three categories of shareholders: companies, investors and trade unions. A scientific board supervises its activity. Some 30 European companies, including Renault, are members.

Renault also supports several foundations that assist people and communities, and promote culture or ethics:

Society:

- **Fondation Georges Besse.** Established in 1987 on the initiative of Renault, a founder member in partnership with other major French companies, this foundation awards grants to outstanding young people who for financial reasons would otherwise be unable to fulfill their intellectual and human potential.
- **Fondation Marcel Bleustein Blanchet** (formerly Fondation de la Vocation), which awards 20 to 30 grants every year to young people for projects in the fields of art, technical applications, communications or science.
- **Association Solidarité Défense,** set up by the Defence Ministry after the Gulf War and the Balkan crisis.

Culture:

- **Fondation Marius Berliet,** formerly funded by RVI and by Renault since 2001, works to protect and restore old light commercial vehicles.
- **Society for European Business History.** German-law organization that organizes conferences and events on corporate image and culture.

Ethics:

- ◈**Transparence International France,** founded in 1993, by a small group of CEOs and policymakers from different countries. The members of this association undertake not to commit any act of corruption directly or indirectly, to combat corruption and to implement concrete measures to discourage corruption.

3.5. Research and Development policy

The Automobile Division invests heavily in research and development (more than 5% of revenues) to renew and broaden the range and provide the best standards of service to customers. This spending also aims to address the challenges facing the automobile industry, notably with regard to environmental issues (see 3.3. Environmental performance, pages 86-97). R&D activities will continue to grow without any additional spending, thanks to synergies with Nissan.

Automobile Division R&D spending (2002 scope)

	2000	2001	2002
R&D expenses(1)	2,048	1,908	**1,765**
Revenues(2)	38,520	34,525	**34,456**
R&D spend ratio	5.3%	5.6%	**5.1%**
Workforce	10,700	11,200	**11,500**
Patents	329	364	**450**

(1) Excluding the effects of IAS 38 on capitalization of development expenses, which came into force in 2002.

(2) Revenues for 2001 and 2002 are based on the 2002 scope of the Automobile Division.

For Renault, 2002 offered a rich harvest of new products, based on a consistent set of enduring technological values such as safety, traveling comfort and respect for the environment. The year also confirmed the excellence of our R&D teams, which have halved development lead times and costs in just 10 years.

3.5.1. Innovation across the range

In 2002 the technological innovations launched on Laguna II were transferred not only to top-range vehicles – Vel Satis and Espace IV – but also to Mégane II, and Renault confirmed its policy of equipping compact hatchbacks with the most advanced technologies in the fields of safety (ESP, speed limiter/cruise control, etc.) and comfort (keyless car, Carminat navigation system, etc.). Likewise, the most recent engine and gearbox innovations developed for top-range models (variable inlet valve timing, six-speed gearboxes) are also being fitted in mid-sized vehicles for enhanced performance and fuel economy.

3.5.2. Excellence in safety standards

Renault has an outstanding safety record. In 2001 Laguna II was the first vehicle to obtain a five-star rating in the Euro NCAP tests. In 2002 Vel Satis and Mégane did likewise, and Espace IV is also a candidate for the award.

These excellent test results illustrate the constant progress in occupant protection achieved through the use of innovative structural materials (ultra high-yield steel), anti-submarining airbags, integrated headrests on all seats, reinforced rear seat frames to protect against luggage intrusion, Isofix child safety seats, etc.

These results also reflect the methodical work of Renault's safety experts who have kept detailed records of real-life accidents over many years and built up a valuable information database for developing effective occupant protection, understanding driver behavior and devising driver assistance systems that enhance vehicle safety.

In 2002 Mégane was equipped with the most recent innovations: latest-generation ABS braking, ESP with understeer control, speed limiter/cruise control with easy access via the steering wheel. Not forgetting the seat belt reminder – a life-saver in the event of an accident.

The Ultimate experiment is developing the use of dynamic simulators to identify vehicle designs offering the highest levels of occupant protection, taking account of driver behavior (drowsiness, ergonomics, reactions to other road users, etc.)

In parallel, the Lavia project, conducted in association with the public authorities, involves tests on captive fleets to assess the effectiveness and acceptability of interactive cruise control systems.

3.5.3. Guaranteeing traveling comfort

Though roadholding takes priority, Renault's experts are also focusing on driving pleasure and response to driver input on all vehicles of the range. This begins with the suspension system specialists, who have lodged new patents on suspensions and equipped Mégane with electric power steering.

It is the task of engine specialists to find the optimal combination of performance, fuel economy and silent running. The Mégane engines are a further illustration of their know-how (1.9-liter turbodiesel dCi and 2-liter 16V gasoline engines coupled with new-generation six-speed gearboxes).

Acoustic comfort both inside and outside the vehicle is an ongoing concern. After Laguna II, the elite club of vehicles with external noise of below 71dBA (3dBA below the current standard) now includes Vel Satis, Espace IV and Mégane II. These results are the fruit of tireless efforts to reduce all sources of noise: engine vibration, body resonance, road noise, air flows, etc. The war against noise is being fought step by step, on a wide range of fronts.

On-board visibility is increasing all the time (panoramic sunroofs) and extending across the entire range, in parallel with major advances in thermal comfort. The specific architecture of Espace IV incorporates underfloor air conditioning and a network of ducts built into the structure of the passenger compartment, with upper and lower vents providing adjustable air flows to each row of seats.

Traveling is more pleasurable for driver and passengers if they are freed from unnecessary worry. Renault's R&D teams are extending the keyless car concept and the navigation system with traffic information. The automatic parking brake is still reserved for top-range vehicles (Vel Satis and Espace IV).

3.5.4. Protecting the environment ◈ @

Our R&D teams are developing techniques applicable now or in the near future to reduce greenhouse gas emissions (CO_2) and non-renewable energy consumption, thereby improving air quality.

A wide range of technological research projects, backed by numerous exchange and study programs, (ACEA, CCFA, Club CRIN, etc.) are examining the potential of alternative energies to replace conventional vehicle fuels. The main project in this area concerns the **fuel cell,** now in a second research phase with Nissan. The aim is to develop an attractive, competitively priced car to be launched on the market by 2010.

As part of its work to test possible **hybrid vehicles**, Renault has produced a "range extender" Kangoo derived from the electric Kangoo. In this version, a small internal combustion engine is used to offset limited battery power by recharging the batteries under optimal running conditions.

To reduce fuel consumption and pollutant emissions, "conventional" technologies still offer plenty of scope for progress. Numerous innovations are being tested on existing volume-produced vehicles, such as on-board energy management (alternators, batteries, etc.) and new components (variable electric air conditioning, etc.). Digital aerodynamics is also being developed to calculate the effect of different design choices on air drag and hence on energy consumption.

Research programs are also focusing on conventional internal combustion engines and on weight reduction. The results are regularly integrated into the latest production models. This year, for example, the variable inlet valve timing has been fitted on the 1.6-liter 16-valve engine of Mégane II and multimaterial bodies – aluminum / high-yield steel / composites – are an industrial reality for top-range vehicles.

The **Ellypse** concept car unveiled in 2002 demonstrates that respect for the environment is compatible with functionality and traveling pleasure (see 3.3.5., page 95).

3.5.5. Air quality ◈

The group is pursuing research into the factors which generate pollution, as well as the effects of pollutants, and is analyzing the results of epidemiological studies with the aim of taking more effective action. Work is focusing on:

- The effect of diesel particulates on mucous membranes;
- Modeling of the atmospheric dispersion of photochemical substances, such as aerosols and ozone, at street and regional levels;
- Review and analysis of trends in air quality on different geographical scales in relation to current standards;
- A specific study of interior air quality, with a comparative evaluation of different methods to treat incoming air. Renault is following the work of the French Interior Air Institute in this field;
- An in-depth study of particulate emissions in terms of particulate size and composition, especially when starting from cold.

3.5.6. The Alliance with Nissan, a catalyst for efficiency

Mégane embodies the progress achieved in recent years. Development lead times and costs have been reduced by 30% from one vehicle generation to the next and halved in just 10 years, thanks to the widespread use of digital tools and increasingly realistic simulation (lighting, aerodynamics, suspension systems), together with partial mock-ups produced by means of high-speed prototyping tools (rolling plastic body shells for example).

At the same time, Renault is developing new synergies with Nissan. Two common platforms are already on the market, one inaugurated by Nissan with the launch of the March in Japan and the Micra in Europe, and the other by Renault with Mégane II, to be produced in seven different versions by the end of 2003. A Nissan V6 equips the Renault Vel Satis and Espace, the new Mégane six-speed gearbox is made by Nissan, while the 1.5-liter dCi Renault engine is mounted on the Nissan Almera and Micra.

The pooling of experience that underpins these projects serves as a performance catalyst for our technical teams. Projects in the pipeline include a third platform for top-range models and closer synergies for research.

*The ◈ symbol indicates information relating to the guidelines of the **Global Reporting Initiative (GRI)** on sustainable development reports.*
See page 188 for a cross-index of GRI indicators.

*The @ symbol means that more information is available from Renault's **sustainable development website**, at the following address: http://www.sustainability.renault.com.*

4

Outlook



SCENIC

Renault intends to steal a march on the competition with Scénic II, which combines the versatility and roominess of a minivan with sedan-like driving sensations.



MEGANE

Mégane II Coupé-Cabriolet is the first car in its class to feature a folding glass roof.

At this point in time, Renault is expecting a slight downturn in 2003 in the automobile market in Europe and a slight upturn in the main countries in which the group operates outside Europe. On the basis of this assumption, Renault is targeting higher revenues in 2003 than in 2002 and an operating margin of around 4% of revenues.

However, given the uncertain economic environment, a sharper decline in the automobile market cannot be ruled out. Renault considers that it has key strengths to cope with the situation: in particular, after the introduction of the Mégane II Hatch at the end of 2002, Renault will benefit in 2003 from the ongoing renewal of the Mégane family with the launch of four new models including Scénic II in the summer. The impact of these new models will be significant as of the second half of the year. Further, the group will pursue its cost-reduction efforts and continue to act responsively.

5

Consolidated Financial Statements



The Renault Technocentre in Guyancourt is key to the brand's performance and competitive edge.

5.1. Auditor's report on the consolidated financial statements

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault for the year ended December 31, 2002.

The consolidated financial statements are the responsibility of the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31 December 2002 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw attention to the change in accounting principle resulting from the capitalization of the development costs as described in Note 1.F to the consolidated financial statements.

We have also verified the information contained in the Group management's report, in accordance with professional standards applicable in France. We have no matters to report as to the fairness of this information and its consistency with the consolidated financial statements.

Paris, 25 February 2003
French original signed by the Auditors

ERNST & YOUNG AUDIT
DOMINIQUE THOUVENIN

DELOITTE TOUCHE TOHMATSU
OLIVIER AZIÈRES

5.2. Consolidated financial statements and notes

5.2.1. Consolidated income statements

€ million	2002(a)	2002 Pro-forma(b)	2001(c)	2000
Sales of goods and services	34,586	34,586	34,617	38,583
Sales financing revenues (note 5)	1,750	1,750	1,734	1,592
Revenues (note 4)	36,336	36,336	36,351	40,175
Cost of goods and services sold	(28,178)	(28,143)	(28,240)	(30,214)
Cost of sales financing (note 5)	(1,169)	(1,169)	(1,165)	(1,053)
Research and development expenses	(1,143)	(1,765)	(1,935)	(2,048)
Selling, general and administrative expenses	(4,363)	(4,363)	(4,538)	(4,838)
Operating margin (note 1-J)	**1,483**	**896**	**473**	**2,022**
Other operating income and expenses (note 6)	(266)	(266)	231	(319)
Operating income	**1,217**	**630**	**704**	**1,703**
Net interest income (expense)	(179)	(179)	(109)	(45)
Other financial income and expenses, net	88	88	45	(24)
Financial expense (note 8)	**(91)**	**(91)**	**(64)**	**(69)**
Share in net income (loss) of Nissan Motor (note 12)	1,335	1,145	497	56
Share in net income (loss) of AB Volvo (note 13)	71	43	(26)	-
Share in net income (loss) of other companies accounted for by the equity method (note 14)	(75)	(75)	(91)	33
Group pre-tax income	**2,457**	**1,652**	**1,020**	**1,723**
Current and deferred taxes (note 9)	(447)	(239)	(67)	(649)
Group net income	**2,010**	**1,413**	**953**	**1,074**
Minority interests	(54)	(54)	98	6
Renault net income	**1,956**	**1,359**	**1,051**	**1,080**
Earnings per share in Euros (note 10)	7.53	5.24	4.38	4.50
Number of shares outstanding (in thousands)	259,560	259,560	239,998	239,798

(a) As of January 1, 2002, Renault capitalizes development expenses (notes 1-F and 2-A), with no retroactive effect to 2001.

(b) Without capitalization of development expenses, for comparison purposes.

(c) Upon the finalization on January 2, 2001 of the agreement between Renault and AB Volvo, Renault transferred 100% of its shares and voting rights in Renault VI to AB Volvo, which in return transferred 15% of its own shares and voting rights to Renault SA. Renault also acquired a further 5% of AB Volvo's capital on the open market. These transactions (details in note 3-2-C) led to deconsolidation of the Renault VI Group, while the interest in the AB Volvo Group, which includes the RVI Group, was recognized under the equity method.

5.2.2. Consolidated balance sheets at December 31

€ million	2002[a]	2002 Pro-forma[b]	2001[c]	2000
ASSETS				
Intangible assets (note 2-A)	905	284	303	325
Property, plant and equipment (note 11)	10,262	10,262	10,222	11,001
Investments in companies accounted for by the equity method	7,966	7,748	6,985	5,540
Nissan Motor (note 12)	*6,348*	*6,158*	*5,287*	*5,156*
AB Volvo (note 13)	*1,442*	*1,414*	*1,469*	-
Other companies (note 14)	*176*	*176*	*229*	*384*
Other investments and financial assets (note 15)	418	418	607	1,110
Deferred tax assets (note 9)	1,378	1,378	1,668	1,669
Inventories (note 17)	4,780	4,780	4,832	5,996
Sales financing receivables (note 16)	17,872	17,872	16,845	15,513
Automobile receivables (note 18)	2,067	2,067	2,465	3,799
Other receivables and prepaid expenses (note 19)	2,043	2,043	1,985	2,725
Loans and marketable securities (note 20)	2,183	2,183	2,082	2,485
Cash and cash equivalents (note 1-O)	3,354	3,354	2,135	1,812
Total assets	**53,228**	**52,389**	**50,129**	**51,975**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital	1,086	1,086	923	914
Share premium	3,453	3,453	2,420	2,367
Retained earnings	6,026	6,026	5,607	4,740
Translation adjustments	(693)	(693)	50	551
Net income	1,956	1,359	1,051	1,080
Shareholders' equity (note 21)	**11,828**	**11,231**	10,051	9,652
Minority interests (note 22)	377	377	385	639
Deferred tax liabilities (note 9)	730	522	695	544
Pensions and other post-retirement benefit obligations (note 23)	772	772	731	1,328
Other provisions for risks and liabilities (note 24)	2,317	2,317	2,024	2,502
Interest-bearing borrowings (note 25)	24,485	24,485	23,491	23,297
automobile division	*6,749*	*6,749*	*7,451*	*7,785*
sales financing division	*17,736*	*17,736*	*16,040*	*15,512*
Trade and other payables	6,933	6,933	7,246	7,853
Other liabilities and deferred income (note 26)	5,786	5,752	5,506	6,160
Total shareholders' equity and liabilities	**53,228**	**52,389**	**50,129**	**51,975**

(a) As of January 1, 2002, Renault capitalizes development expenses (notes 1-F and 2-A), with no retroactive effect to 2001.

(b) Without capitalization of development expenses, for comparison purposes.

(c) Upon the finalization on January 2, 2001 of the agreement between Renault and AB Volvo, Renault transferred 100% of its shares and voting rights in Renault VI to AB Volvo, which in return transferred 15% of its own shares and voting rights to Renault SA. Renault also acquired a further 5% of AB Volvo's capital on the open market. These transactions (details in note 3-2-C) led to deconsolidation of the Renault VI Group, while the interest in the AB Volvo Group, which includes the RVI Group, was recognized under the equity method.

5.2.3. Changes in consolidated shareholders' equity

€ million	Number of shares (in thousands)	Share capital	Share premium account	Translation adjustment	Retained earnings	Total
Balance at December 31, 1999 before allocation	239,798	914	2,367	(15)	4,919	**8,185**
Dividends	-	-	-	-	(179)	(179)
Change in translation adjustment	-	-	-	566	-	566
2000 net income	-	-	-	-	1,080	1,080
Balance at December 31, 2000 before allocation	239,798	914	2,367	551	5,820	**9,652**
Capital increase	2,398	9	53	-	-	62
Dividends	-	-	-	-	(213)	(213)
Change in translation adjustment	-	-	-	(501)	-	(501)
2001 net income	-	-	-	-	1,051	1,051
Balance at December 31, 2001 before allocation	242,196	923	2,420	50	6,658	**10,051**
Capital increase[a]	42,741	163	1,033	-	-	1,196
Dividends	-	-	-	-	(234)	(234)
Change in translation adjustment	-	-	-	(693)	-	(693)
2002 net income[b]	-	-	-	-	1,956	1,956
Other changes[c]	-	-	-	-	(448)	(448)
Balance at December 31, 2002 before allocation	284,937	1,086	3,453	(643)	7,932	**11,828**

Details of items affecting changes in consolidated shareholders' equity are given in note 21.
(a) After neutralization related to Renault's 44.4% investment in Nissan (notes 3-1-A and 12).
(b) Including the impact, net of taxes, of the capitalization of development expenses incurred from January 1, 2002 (Euro 597 million) (notes 1-F and 2-A).
(c) Impact related to Renault's increased investment in Nissan following the Nissan capital increase reserved for Renault (notes 3-1-A and 12).

5.2.4. Statements of cash flows

Renault operating activities

€ million	2002(a)	2002 Pro-forma(b)	2001	2000
Net income	1,956	1,359	1,051	1,080
Depreciation and amortization	2,049	2,034	1,777	1,899
Net effects of sales financing credit losses	213	213	158	158
(Gains)/losses on asset disposals	(190)	(190)	(777)	(73)
Appropriation of long-term net valuation provisions	409	409	138	73
Share in net income of companies accounted for by the equity method (net of dividends received)	(1,072)	(854)	(275)	(82)
Deferred taxes	159	(49)	(286)	363
Minority interests	54	54	(98)	(6)
Cash flow (A)	**3,578**	**2,976**	**1,688**	**3,412**
Financing for final customers	(11,208)	(11,208)	(10,175)	(8,172)
Customer repayments	10,114	10,114	8,744	7,775
Net change in renewable dealer financing	(282)	(282)	(796)	(86)
Increase in receivables from sales financing (B)	**(1,376)**	**(1,376)**	**(2,227)**	**(483)**
Bond issuance	1,266	1,266	1,266	966
Bond redemption	(1,095)	(1,095)	0	(813)
Net change in other interest-bearing borrowings	1,592	1,592	434	457
Net (increase) decrease in loans and marketable securities	(61)	(61)	(15)	3
Net change in interest-bearing borrowings for the sales financing activity (C)	**1,702**	**1,702**	**1,685**	**613**
Decrease (increase) in inventories	(300)	(300)	25	(984)
Decrease (increase) in trade receivables	263	263	328	(220)
Decrease (increase) in other receivables and prepaid expenses	(290)	(290)	440	(643)
Increase in trade and other payables	(71)	(71)	379	410
Increase (decrease) in other liabilities and deferred income	565	530	779	(332)
Decrease (increase) in working capital (D)	**167**	**132**	**1,951**	**(1,769)**
CASH FLOWS FROM OPERATING ACTIVITIES (A+B+C+D)	**4,071**	**3,434**	**3,097**	**1,773**

(a) As of January 1, 2002, Renault capitalizes development expenses (notes 1-F and 2-A), with no retroactive effect to 2001.
(b) Without capitalization of development expenses, for comparison purposes with 2001.

Investing activities

€ million	2002(a)	2002 Pro-forma(b)	2001	2000
Acquisition of Nissan shares	(1,875)	(1,875)	0	0
Other acquisitions, net of cash acquired	(98)	(98)	(109)	(811)
Purchase of property, plant and equipment and intangibles	(3,633)	(2,996)	(3,205)	(2,846)
Disposal of investments, net of cash transferred	209	209	711	29
Proceeds from disposal of property, plant and equipment and intangibles	519	519	564	465
Net (increase) decrease in other financial assets	154	154	(51)	2
CASH FLOWS FROM INVESTING ACTIVITIES	**(4,724)**	**(4,087)**	**(2,090)**	**(3,161)**

Financing activities

€ million	2002(a)	2002 Pro-forma(b)	2001	2000
Bond issuance	1,008	1,008	462	500
Bond redemption	(228)	(228)	(316)	0
Net increase (decrease) in interest-bearing borrowings for the industrial and commercial activities	(764)	(764)	(900)	1 627
Net (increase) decrease in loans and marketable securities	41	41	599	221
Proceeds from shareholders	2,219	2,219	0	0
Proceeds from minority interests	0	0	0	50
Dividends paid to parent company shareholders	(250)	(250)	(213)	(179)
Dividends paid to minority interests	(35)	(35)	(47)	(45)
CASH FLOWS FROM FINANCING ACTIVITIES	**1,991**	**1,991**	**(415)**	**2,174**

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (NOTE 1-O)	**1,338**	**1,338**	**592**	**786**

Opening balance	**2,135**	**2,135**	**1,812**	**1,046**
Increase (decrease)	1,338	1,338	592	786
Effect of exchange rate changes	(119)	(119)	(270)	(20)
Closing balance	**3,354**	**3,354**	**2,135**	**1,812**

(a) As of January 1, 2002, Renault capitalizes development expenses (notes 1-F and 2-A), with no retroactive effect to 2001.

(b) Without capitalization of development expenses, for comparison purposes.

5.2.5. Information by division

2002

€ million	Automobile	Sales Financing	Interdivision transactions and other[a]	Consolidated total
Income statement items by division				
External sales	34,456	1,880	0	36,336
Interdivision sales[a]	344	200	(544)	0
Revenues	34,800	2,080	(544)	36,336
Operating margin	1,187	293	3	1,483
Operating income	928	286	3	1,217
Share in net income of companies accounted for by the equity method	1,331	0	0	1,331
Financial expenses	26	4	(121)	(91)
Current and deferred taxes	(343)	(104)		(447)
Group net income	1,942	186	(118)	2,010
Balance sheet items by division				
Property, plant and equipment and intangibles	10,795	372	0	11,167
Investments accounted for by the equity method	7,966	0	-	7,966
Other investments and financial assets	1,819	9	(1,410)	418
Deferred tax assets	1,179	199	-	1,378
Inventories	4,777	3	-	4,780
Customer receivables	2,214	18,270	(545)	19,939
Other receivables and prepaid expenses	1,457	554	32	2,043
Loans and marketable securities	2,291	815	(923)	2,183
Cash and cash equivalents	2,463	1,072	(181)	3,354
Total assets	**34,961**	**21,294**	**(3,027)**	**53,228**
Shareholders' equity	11,828	1,410	(1,410)	11,828
Minority interests	374	3	-	377
Deferred tax liabilities	515	215	-	730
Provisions for risks and liabilities	2,958	131	-	3,089
Interest-bearing borrowings	7,248	18,776	(1,539)	24,485
Trade and other payables	6,933		-	6,933
Other liabilities and deferred income	5,105	759	(78)	5,786
Total shareholders' equity and liabilities	**34,961**	**21,294**	**(3,027)**	**53,228**
Cash flow statement items by division				
Cash flow	3,179	520	(121)	3,578
Increase in sales financing receivables	0	(1,404)	28	(1,376)
Net change in interest-bearing borrowings for sales financing	0	1,702	-	1,702
Change in working capital	322	(155)	-	167
Cash flows from operating activities	3,501	663	(93)	**4,071**
Purchase of property, plant and equipment, net of disposals	(2,284)	(147)	-	(2,431)
Purchase of intangibles, net of disposals	(684)	-	-	(684)
Equity investments, net of disposals	(1,763)	0	-	(1,763)
Net change in other financial assets	144	135	(125)	154
Cash flows from investing activities	(4,587)	(12)	(125)	**(4,724)**
Shareholder financing	1,932	179	(46)	2,065
Other financing		(74)		(74)
Cash flows from financing activities	1,932	105	(46)	**1,991**
Increase (decrease) in cash and cash equivalents	846	756	(264)	**1,338**
Impact of changes in translation adjustment and scope of consolidation	586	-	-	-
Change in net financial indebtness	1,432	-	-	-
Other information by division				
Capital expenditure	3,265	368	-	3,633
Depreciation and amortization	1,938	111	-	2,049
Non cash expenses other than depreciation	399	216	-	615
Research and development expenses	1,143	-	-	1,143
Personnel expenses	4,761	204	-	4,965
Workforce at December 31	128,934	3,417	-	132,351

(a) Interdivision transactions are carried out under near-market conditions.

2002 pro-forma(a)

€ million	Automobile	Sales Financing	Interdivision transactions and other(b)	Consolidated total
Income statement items by division				
Operating margin	600	293	3	896
Operating income	341	286	3	630
Share in net income of companies accounted for by the equity method	1,113	-	-	1,113
Current and deferred taxes	(135)	(104)	-	(239)
Group net income	1,345	186	(118)	1,413
Balance sheet items by division				
Property, plant and equipment and intangibles	10,173	372	-	10,545
Investments accounted for by the equity method	7,748	-	-	7,748
Deferred tax assets	1,179	199	-	1,378
Total assets	34,121	21,294	(3,027)	**52,388**
Shareholders' equity	11,231	1,410	(1,410)	11,231
Deferred tax liabilities	307	215	-	522
Other liabilities and deferred income	5,070	759	(78)	5,751
Total shareholders' equity and liabilities	34,121	21,294	(3,027)	**52,388**
Cash flow statement items by division				
Cash flow	2,577	520	(121)	2,976
Change in working capital	287	(155)	-	132
Change in net receivables	0	326	-	326
Cash flows from operating activities	2,864	691	(121)	**3,434**
Purchase of property, plant and equipment and intangibles, net of disposals	(2,331)	(21)	(125)	(2,477)
Impact on cash and cash equivalents	533	670	(246)	**957**
Other information by division				
Capital expenditure	2,628	368	-	2,996
Depreciation and amortization	1,923	111	-	2,034
Research and development expenses	1,765	-	-	1,765

(a) Without capitalization of development expenses, for comparison purposes.
(b) Interdivision transactions are carried out under near market conditions.

2001

€ million	Automobile and commercial vehicles[b]	Sales Financing	Interdivision transactions and other[a]	Consolidated total
Income statement items by division				
External sales	34,525	1,826	-	36,351
Interdivision transactions[a]	355	193	(548)	0
Revenues	34,880	2,019	(548)	36,351
Operating margin	199	273	1	473
Operating income	458	245	1	704
Share in net income of companies accounted for by the equity method	380	-	-	380
Financial expenses	47	6	(117)	(64)
Current and deferred taxes	35	(102)	-	(67)
Group net income	920	149	(116)	953
Balance sheet items by division				
Property, plant and equipment and intangibles	10,225	300	-	10,525
Investments accounted for by the equity method	6,985	-	-	6,985
Other investments and financial assets	1,938	24	(1,355)	607
Deferred tax assets	1,488	180	-	1,668
Inventories	4,832	-	-	4,832
Customer receivables	2,551	17,258	(499)	19,310
Other receivables and prepaid expenses	1,485	493	7	1,985
Loans and marketable securities	2,421	707	(1,046)	2,082
Cash and cash equivalents	1,575	597	(37)	2,135
Total assets	33,500	19,559	(2,930)	50,129
Shareholders' equity	10,051	1,355	(1,355)	10,051
Minority interests	385	-	-	385
Deferred tax liabilities	466	229	-	695
Provisions for risks and liabilities	2,633	122	-	2,755
Interest-bearing borrowings	7,925	17,063	(1,497)	23,491
Trade and other payables	7,283	-	(37)	7,246
Other liabilities and deferred income	4,757	790	(41)	5,506
Total shareholders' equity and liabilities	33,500	19,559	(2,930)	50,129
Cash flow statement items by division				
Cash flow	1,395	410	(117)	1,688
Increase in sales financing receivables	-	(2,225)	(2)	(2,227)
Net change in interest-bearing borrowings for sales financing	-	1,685	-	1,685
Change in working capital	1,751	200	-	1,951
Cash flows from operating activities	3,146	70	(119)	3,097
Purchase of property, plant and equipment, net of disposals	(2,497)	(68)	-	(2,565)
Purchase of intangibles, net of disposals	(49)	(26)	-	(75)
Equity investments, net of disposals	604	(3)	-	601
Net change in other financial assets	(44)	(221)	214	(51)
Cash flows from investing activities	(1,986)	(318)	214	(2,090)
Shareholder financing	(254)	33	(39)	(260)
Other financing	-	(156)	-	(156)
Cash flows from financing activities	(254)	(123)	(39)	(415)
Increase (decrease) in cash and cash equivalents	906	(371)	56	592
Impact of changes in translation adjustment and scope of consolidation	(40)	-	-	-
Change in net financial indebtedness	866	-	-	-
Other information by division				
Capital expenditure	2,915	290	-	3,205
Depreciation and amortization	1,689	88	-	1,777
Non cash expenses other than depreciation	135	158	3	296
Research and development expenses	1,935	-	-	1,935
Personnel expenses	4,807	206	-	5,013
Workforce at December 31	136,996	3,421	-	140,417

(a) Interdivision transactions are carried out under near-market conditions.
(b) See note 3-2-C concerning the impact of the sale of Renault VI to Volvo on January 2, 2001.

0

ıillion	Automobile and commercial vehicles	Sales Financing	Interdivision transactions and other[a]	Consolidated total
ıme statement items by division				
rnal sales	38,520	1,655	-	40,175
division transactions[a]	320	192	(512)	0
ınues	38,840	1,847	(512)	40,175
ating margin	1,755	266	1	2,022
ating income	1,467	235	1	1 703
e in net income of companies accounted for by the equity method	88	1	-	89
ıcial expenses	37	14	(120)	(69)
ent and deferred taxes	(541)	(108)	-	(649)
ıp net income	1,051	142	(119)	1 074
ınce sheet items by division				
erty, plant and equipment and intangibles	11,017	309	-	11,326
stments accounted for by the equity method	5,525	15	-	5,540
r investments and financial assets	2,448	15	(1,353)	1,110
rred tax assets	1,508	161	-	1,669
ıtories	5,996	-	-	5,996
omer receivables	3,888	15,918	(494)	19,312
r receivables and prepaid expenses	2,322	483	(80)	2,725
s and marketable securities	2,741	679	(935)	2,485
ı and cash equivalents	1,115	816	(119)	1,812
l assets	36,560	18,396	(2,981)	**51,975**
eholders' equity	9,652	1,353	(1,353)	9,652
ority interests	627	12	-	639
rred tax liabilities	289	255	-	544
sions for risks and liabilities	3,730	100	-	3,830
est-bearing borrowings	8,649	16,104	(1,456)	23,297
e and other payables	7,853	-	-	7,853
r liabilities and deferred income	5,760	572	(172)	6,160
l shareholders' equity and liabilities	36,560	18,396	(2,981)	**51,975**
ı flow statement items by division				
flow	3,034	498	(120)	3,412
ase in sales financing receivables	0	(521)	38	(483)
change in interest-bearing borrowings for sales financing	0	613	-	613
ge in working capital	(1,657)	(112)	-	(1,769)
ı flows from operating activities	1,377	478	(82)	**1,773**
ıase of property, plant and equipment, net of disposals	(2,253)	(92)	-	(2,345)
ıase of intangibles, net of disposals	(36)	-	-	(36)
y investments, net of disposals	(859)	77	-	(782)
change in other financial assets	3	338	(339)	2
ı flows from investing activities	(3,145)	323	(339)	**(3,161)**
eholder financing	(160)	(106)	92	(174)
r financing	0	2,053	295	2,348
ı flows from financing activities	(160)	1,947	387	**2,174**
ease (decrease) in cash and cash equivalents	(1,928)	2,748	(34)	**786**
ıct of changes in translation adjustment and scope of consolidation	(166)	-	-	-
ıge in net financial indebtedness	(2,094)	-	-	-
r information by division				
al expenditure	2,604	242	-	2,846
eciation and amortization	1,817	82	-	1,899
cash expenses other than depreciation	98	158	(25)	231
arch and development expenses	2,048	-	-	2,048
ınnel expenses	5,913	199	-	6,112
force at December 31	162,654	3,460	-	166,114

erdivision transactions are carried out under near-market conditions.

Information by geographic area

€ million	France	Other European countries	Other countries	Consolidated total
2002				
Consolidated revenues	13,917	18,266	4,153	**36,336**
Capital expenditure	2,741	631	261	**3,633**
Property, plant and equipment and intangibles	7,834	2,323	1,010	**11,167**
Other operating assets[a]	5,954	2,391	545	**8,890**
2001				
Consolidated revenues	14,237	18,148	3,966	36,351
Capital expenditure	2,178	564	463	3,205
Property, plant and equipment and intangibles	6,906	2,176	1,443	10,525
Other operating assets[a]	6,115	2,296	871	9,282
2000 as published				
Consolidated revenues	14,252	17,955	7,968	40,175
Capital expenditure	1,977	450	419	2,846
Property, plant and equipment and intangibles	7,071	2,327	1,928	11,326
Other operating assets[a]	7,389	3,139	1,991	12,519

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles and capital expenditure are presented by location of subsidiaries.

(a) Other operating assets include inventories, trade and other receivables and prepaid expenses.

5.2.6. Notes to the consolidated financial statements

1 - ACCOUNTING POLICIES

The **Renault** Group financial statements are prepared in accordance with French accounting regulations applicable at December 31, 2002. Renault is also making preparations for the compulsory application of IASB international standards by listed European companies from 2005. The adaptations necessary will be made with regard to the constraints of the situation, i.e. the current IASB draft standards, the transitional provisions for application of standards in Europe, the timescale for incorporation of these standards into French regulations, and changes in the accounting practices of the automobile industry.

Currently, the principal difference between Renault accounting policies and existing international standards concerns financial instruments (IAS 39). The Group intends to apply this standard once it is finalized and has been adopted by French regulations.

As of January 1, 2002, as announced in 2001, Renault applies:

- Standard IAS 38 on intangible assets (notes 1-F and 2-A).
- Standard IAS 40 on investment property (notes 1-L and 2-B).

A. Consolidation

The consolidated financial statements include the financial statements of all companies controlled exclusively, directly or indirectly, by the Group.

Companies in which the Group exercises material influence are included in the financial statements on an equity basis, while joint ventures are consolidated on a proportional basis.

Some distribution subsidiaries fulfilling these criteria are not consolidated. As the companies concerned are small dealership-type establishments, their consolidation would not have any significant impact on the consolidated financial statements.

Goodwill arising on first inclusion of subsidiaries or companies accounted for by the equity method represents the difference, at acquisition date, between the purchase cost of shares (including expenses) and the proportion of assets and liabilities acquired, estimated at fair value. It is amortized on a straight-line basis over a duration specific to each company, but no longer than 20 years.

All material intercompany transactions and unrealized internal profits are eliminated.

B. Information by division and geographic area and definition of net financial indebtedness

In order for the segment reporting to correspond more closely to the Group's internal structure and to bring it into line with the presentation used by other automobile companies, Renault has slightly modified its two divisions, and provides further disclosures by division as of 2002.

- The Automobile Division comprises the production, sales, distribution and automobile service subsidiaries and, as of 2002, the subsidiaries in charge of cash management for these companies.
- The Sales Financing Division comprises Renault Crédit International and its subsidiaries, considered by the Group as an activity with independent operations.

Starting in 2002, the results disclosed take the form of condensed financial statements (income statement, balance sheet and statement of cash flows) for each Division. Previously, only operating assets and liabilities were shown.

The Division results shown include net income. Apart from financial income and taxes, revenues and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system and the worldwide consolidated tax reporting system is included in the taxes due by the Automobile Division.

Assets, minority interests and liabilities are specific to each division. Receivables permanently assigned by the Automobile Division to the sales financing companies are treated as operating assets by the assignee.

In coherence with this presentation by Division, interest-bearing borrowings are split into two captions in the balance sheet:

- Interest-bearing borrowings for the Automobile Division.
- Interest-bearing borrowings for the Sales Financing Division, considered by the Group as an operating item.

Consequently, the Group's net financial indebtedness includes the following items for the Automobile Division:

- Interest-bearing borrowings.
- Investment loans.
- Marketable securities.
- Cash and cash equivalents.

C. Translation of the financial statements of foreign subsidiaries

a) In general, the **financial statements of financially and economically autonomous foreign subsidiaries** are translated as follows:

- Balance sheet items other than components of shareholders' equity, which are stated at historical value, are translated at the year-end rate of exchange.
- Income statement items are translated at the average exchange rate for the year.
- The translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

b) The **financial statements of foreign subsidiaries with autonomous activities operating in high-inflation economies** (i.e. where total inflation over three years exceeds 100%) are translated as follows:

- Balance sheet items are translated into Euros at the year-end rate used for transfer of dividends after adjusting non-monetary items for local inflation.
- After adjustment of monetary items for inflation, income statement items are translated using the same year-end rate as for the balance sheet.
- The translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

c) For **foreign companies whose activities are an extension of the parent company's business**, the historical-rate method is applied for non-monetary balance sheet items and the translation adjustment is included in net income.

D. Translation of foreign currency transactions

At year-end, monetary balances in foreign currencies that have not been hedged are translated at the year-end rate. The resulting foreign exchange differences, together with the exchange gains and losses on transactions in foreign currencies for the year, are recognized in the income statement. Hedged foreign currency operations are translated using the hedged rate.

Revenues

/enues comprise all income from the ordinary activities of consolidated npanies. They include proceeds from the sales of goods and services by : automobile division, as well as income from sales financing.

Sales of goods and services

les and margin recognition

es of goods are recognized when vehicles are made available to the dis- ıution network in the case of non-Group dealers, or upon delivery to the l-user in the case of direct sales. The margin on sales is recognized imme- tely for normal sales by the automobile division, including for contracts t can be considered as finance leases (long-term or with a purchase ion). However, no sale is recognized on a finance lease from a Group ınce subsidiary if the Group has made a buy-back commitment or if the se is for a period of less than 75% of the vehicle's useful life.

es of new passenger or commercial vehicles, when the sale contract con- ıs a buy-back clause covering a period of less than 75% of the vehicle's :ful life, are recorded as operating leases: the difference between the :e paid by the customer and the buy-back price is treated as rental income, l spread over the duration of the buy-back clause. The production cost the new vehicle involved in the original transaction is recorded in inven- es for operating leases of less than one year, or as a fixed asset when operating lease exceeds one year. Second-hand vehicle sales give rise ecognition of sales revenue and the related margin. A provision is estab- ıed when an overall loss on the contract becomes probable in view of the ıicle's resale value.

ırranty

: estimated or incurred costs relating to product or part warranties not ered by insurance are charged to expenses when the sales are recorded. ıault also offers its customers extended warranty and maintenance ıtracts, the income and margin on which are recognized over the period ered by the contract.

les incentive programs

: cost of these programs is deducted from revenues when the corre- nding sales are recorded. If programs are approved after the sale, a pro- on is established when the decision is made.

: Group undertakes certain promotional campaigns in the form of reduced- ːrest loans to end-users. This expense is recognized immediately when rates offered cannot cover refinancing and administration costs.

b) Sales financing

The Group's sales financing companies mainly finance the sale of passenger vehicles to dealers and end-users. Financing takes the form of standard loans or leasing arrangements, which may be long-term leases or include a purchase option. Unless the Group has a buy-back commitment on leased vehicles, these financing arrangements are treated as loans and posted to the balance sheet at the nominal value of outstanding capital less any provisions. Income on sales financing is calculated so as to give a constant interest rate over the term of the contract.

Income and costs related to the sales financing activity are recorded as follows:

- Income from sales financing is included in revenues.
- The cost of financing sales is considered as an operating expense and included in the operating margin. It mainly comprises interest incurred by sales financing companies, other costs and revenues directly related to administration of this type of refinancing (temporary investments, hedging and management of exchange and interest rate risks), the cost of risks other than those relating to refinancing of receivables, and depreciation and gains or losses on sales of leased assets.

Commissions payable

Commissions are recognized when financing is granted to customers. Under IAS 39, not yet applied by Renault, these commissions would be included in the initial value of the receivable as a transaction cost, and spread over the term of the contract so as to give a constant interest rate.

Doubtful receivables

Allowances are established to cover risks of non-recovery of receivables as soon as repayment of a receivable appears to be doubtful. These provisions are established on a case-by-case basis or using a statistical approach.

F. Research and development expenses

As of January 1, 2002, development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for mass production, are capitalized as intangible assets (previously they were recorded as costs in the year incurred). They are amortized from the date of approval for production over the expected market life of the vehicle or part, up to a maximum of five years (note 2-A).

Development expenses incurred before product development has received formal approval are, like research expenses, recorded as costs in the year they are incurred. Expenses incurred after the start of mass production are treated as production costs.

G. Pensions and other post-retirement benefit obligations

The Group's payments for defined-contribution benefit schemes are recorded as expenses for the relevant year.

For defined-benefit schemes, the Group uses the Projected Unit Credit Method to determine the present value of its obligations. Under this method, benefits are attributed to periods of service according to the plan's benefit formula. However, if an employee's service in later years will earn a materially higher level of benefit than in earlier years, benefits are attributed to periods of service on a straight-line basis.

Post-employment benefit obligations are measured on a basis that reflects future salary increases, retirement age and mortality, and are discounted at an interest rate determined by reference to market yields at the balance sheet date on high quality corporate bonds.

From January 1, 1999, the date at which IAS 19 (revised 1998) came into force, if the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceeds the greater of 10% of the present value of the defined benefit obligations at that date and 10% of the fair value of plan assets at that date, the portion of actuarial gains or losses to be recognized for each defined benefit plan is the excess so determined, divided by the expected average remaining working lives of the employees participating in that plan.

H. Termination benefits

The cost of adjusting the workforce is recorded as soon as the Group's commitment has been announced to the employees concerned.

I. Restructuring measures

The estimated cost of restructuring is recognized as soon as a detailed plan is provided and the restructuring is either announced or in progress.

J. Operating income and operating margin

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions or operations, such as restructuring costs. Unusual items, defined as income or expenses of an unusual frequency, nature or amount, are included in results of operating activities.

The operating margin corresponds to the operating income before Other Operating Income and Expenses, which cover:

- Restructuring costs and costs relating to workforce adjustment.
- Gains or losses on disposal of property, plant and equipment or intangible assets (except sales of leased vehicles).
- Income arising from transactions on subsidiaries and equity investments related to operations.
- Amortization of goodwill resulting from acquisition of consolidated companies.
- Unusual items, i.e. income and charges that are exceptional in their frequency, nature or amount.

The operating income does not include net financial income, the share in net income of companies accounted for by the equity method, or extraordinary items if any. Extraordinary items are strictly defined and correspond to income or charges of significant amounts, resulting from events over which the Group has no control.

K. Income tax

The Group recognizes deferred taxes, on a non-discounted basis, for all temporary differences between the tax and net book values of assets and liabilities in the consolidated balance sheet. Using the liability method, deferred taxes are calculated using the latest tax rate adopted at year-end applicable to the period when temporary differences are reversed. Deferred tax assets on temporary differences or tax credit or loss carryforwards are not recorded when their future recovery is unlikely.

In cases where the Group has decided not to distribute the retained earnings of consolidated subsidiaries in the foreseeable future, no provision for taxes on dividends is established.

L. Property, plant and equipment

Gross value

The gross value of property, plant and equipment corresponds to historical acquisition or production cost. Production cost includes design expenses.

Maintenance and repair costs, except those incurred to increase productivity or prolong the life of an asset, are recorded as expenses.

Assets under operating lease comprise:

- Passenger vehicles under a lease of less than 36 months from a Group financial company, for which the Group has a repurchase obligation.
- Vehicles having been sold under an agreement including a clause for buy-back by the Group, of a duration over 12 months but less than 36 months.

Renault has opted to state assets concerned by IAS 40 (investment property) in the balance sheet at depreciated cost (less any accumulated impairment losses). The fair value of these assets (note 2-B) is based on surveyors' reports or their transaction value in the case of assets currently being sold.

Depreciation

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

	In use prior to 1987	In use since 1987
Buildings	15 to 40 years	15 to 30 years
Specific tools		5 years
Machinery and equipment	5 to 16 years	5 to 10 years
Other tangible assets		4 to 6 years

Accelerated depreciation is recorded when an asset's useful life becomes shorter than the planned period of use, particularly when it is decided to withdraw a vehicle or part from the market.

The recoverable value of assets as defined by IAS 36 is assessed at the level of each Division. For the Automobile Division, the return on assets is measured taking all European countries together, since the industrial plant and the product range throughout Europe form one coherent unit. The return on industrial assets outside Europe is measured for each coherent sub-unit. When recoverable value is lower than net book value, depreciation equivalent to the difference is recorded as a provision.

M. Securities

Equity securities

Equity investments in non-consolidated companies are carried in the balance sheet at acquisition cost less any provisions. The corresponding dividends are recorded in the year of distribution.

Provisions are established when the value in use of the investments falls below acquisition cost. This value is determined on the basis of profitability prospects, the commercial outlets the investment represents for the Group, and the share in net assets. However, for companies controlled by Renault but not included in the consolidation due to their non-significant nature (note 1-A), the value in use is determined by reference to the share in net assets alone.

Debt securities

Debt securities consist entirely of fixed-rate securities acquired to be held on a long-term basis, usually until maturity. They are hedged by interest rate futures for durable protection against foreign exchange exposure, or by long-term financing to ensure they can be held until maturity.

Discounts and premiums are spread over the remaining life of the security on a straight-line basis. Provisions for amortization are established when the issuer is likely to default.

Marketable securities

Marketable securities are valued at acquisition cost excluding related expenses and accrued interest for bonds, or at market value if this is lower.

N. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost corresponds to acquisition cost or production cost, which includes direct and indirect production expenses and a share of manufacturing overheads based on a normal level of activity. Cost is generally calculated by the FIFO (First In First Out) method.

O. Cash and cash equivalents

This item consists of cash and marketable securities maturing within three months of the acquisition date.

P. Assignment of receivables

Receivables assigned to third parties (through securitization or discounting) are removed from Group assets when the associated risks and benefits are also transferred to the third parties in question. The same treatment applies to assignments between the automobile and sales financing divisions.

Q. Borrowings

Loan expenses and issuance costs

Loan expenses, including issuance costs, and bond redemption premiums are amortized over the corresponding duration.

Renegotiation of loans

Costs involved in renegotiation of loans and similar operations intended to bring interest rates closer to market rates are recorded as financial expenses in the year the negotiation was conducted.

R. Financial instruments

To manage its exchange rate exposure, the Group uses forward foreign currency contracts, currency swaps and, to a lesser extent, options. Forward foreign currency contracts are recognized as hedges insofar they are designated as such. These hedges may cover the net investment of the Group in certain foreign entities, foreign currency receivables or debts, or firm foreign currency commitments. These instruments generally mature within two years. The contracts are treated as off-balance-sheet commitments, with related gains and losses recorded upon completion of the underlying transactions. In the event of early termination of a hedging contract, the gain or loss continues to be deferred and is recorded upon completion of the underlying transaction. Gains and losses on instruments that hedge net investments in foreign entities are recognized, after income tax effect, as an adjustment directly in shareholders' equity.

The Group's general policy with respect to interest rate risk is to manage interest rate exposure on a comprehensive basis using interest rate swaps, forward interest rate contracts and currency swaps.

Interest rate swaps are treated as off-balance-sheet commitments and the resulting interest differentials are recorded as an adjustment to interest expense. In the event of early termination of a rate swap, gains and losses are deferred and modify the interest cost over the remaining term of the underlying debt.

The unrealized capital gains or losses on forward interest rate contracts designated as hedges are used to adjust the interest expense for the duration of the underlying debt. For other contracts, only unrealized losses are recognized in the income statement.

The Group also uses commodity futures to hedge its purchases. Where it is possible for the Group either to settle certain transactions by a payment or to take physical delivery of the commodities concerned, these contracts are not treated as financial instruments.

2 - IMPACT OF THE CHANGES IN GROUP ACCOUNTING POLICIES

A. Development expenses

As of January 1, 2002, development expenses that fulfill the criteria defined in 1-F are capitalized as intangible assets and amortized from the date of approval for mass production, over a maximum period of five years. The impact of application of this policy (IAS 38), concerning the Automobile Division only, is as follows (€million):

Impact on consolidated income statements for 2002	
Cost of goods and services sold	(35)[a]
Research and development expenses	622[b]
Operating margin and Operating income	**587**
Share in net income of Nissan Motor	190
Share in net income of AB Volvo	28
Group pre-tax income	**805**
Deferred taxes	(208)
Renault net income	**597**
Impact on earnings per share (in Euros)	**2.29**

(a) Impact on profit share.

(b) Expenses capitalized: €637 million, amortization: €(15) million.

Impact on consolidated balance sheets at December 31, 2002

Intangible assets	622[a]
Investment in Nissan accounted for by the equity method	190
Investment in AB Volvo accounted for by the equity method	28
Total assets	**840**
Shareholders' equity	597
Deferred tax liabilities	208
Other liabilities	35
Total shareholders' equity and liabilities	**840**

(a) Gross value: €637 million, accumulated depreciation: €15 million.

Impact on consolidated statements of cash flows for 2002

Cash flow	602
Decrease (increase) in working capital	35
Cash flows from operating activities	**637**
Cash flows from investing activities	(637)

B. Investment property

In applying IAS 40, Renault has opted to state investment property in the balance sheet at depreciated cost (less any accumulated impairment losses) (note 1-L).

At December 31, 2002, these assets are recognized by the Group as follows (€million):

Gross value	220
Depreciation	(108)
Net value	112
Fair value	350

This category of assets mainly concerns land and buildings due to be sold, located in the Boulogne-Billancourt zone. The timing and price of the sale will be affected by the regulatory environment (approval by the authorities is required), the distribution of development and adaptation costs between the various parties involved, and the progress of the real estate development planned by the purchasers.

3 - CHANGES IN THE SCOPE OF CONSOLIDATION

3.1. CHANGE IN THE SCOPE OF CONSOLIDATION IN 2002

A. Reinforcement of the Renault-Nissan Alliance

Nissan capital increase reserved for Renault

In accordance with the terms of the 1999 and 2001 agreements between Renault and Nissan, on March 1, 2002 Renault exercised stock purchase warrants at the agreed price of 400 yen per share for a total cost of €1,875 million, thus raising its equity investment in Nissan from 36.8% to 44.4%.

In application of regulation CRC 99.02, this transaction was recorded as follows in the financial statements:

- Provisional goodwill of €89 million was recognized, to be amortized over the residual amortization period of the goodwill generated in 1999, i.e. 17 years.
- The Group's reserves included €(417) million relating to the decrease in the fair value of Nissan's identifiable assets and liabilities between March 1999 and March 1, 2002 (portion corresponding to Renault's 36.8% stake held since 1999). This decrease in fair value mainly results from the decline in the Japanese property market and the value of funds invested to cover pension commitments in Japan (note 12).

Following this increase in Renault's investment in Nissan Motor, Renault continues to use the equity method for its inclusion in the Group's consolidated financial statements.

Renault capital increase reserved for Nissan

Continuing the relationship begun with the agreements signed in 1999 and 2001, Nissan acquired 15% of the capital of Renault SA for a total of €2,166 million (€2,158 million after charging expenses to the issue premium) through two subscriptions on March 29 and May 28, 2002 respectively.

This capital increase led to a €(962) million elimination in Renault's consolidated shareholders' equity, equivalent to 44.4% of the amount received (€2,166 million), corresponding to Renault's share in Nissan's capital.

B. Sales of Renault's investment in Irisbus

The European Commission approved the agreement signed by Renault and Volvo on January 2, 2001 (note 3-2-C) subject to the condition that Renault should rescind Irisbus, its joint venture with Iveco, within two years.

In application of the agreement between Renault and Iveco signed on January 2, 2002, Renault's stake in Irisbus was transferred to Iveco for a total of €166 million. The overall gain on this sale amounts to €34 million.

3.2. CHANGE IN THE SCOPE OF CONSOLIDATION IN 2001

C. The Renault V.I. / Volvo operation

Description of the transaction

On July 18, 2000, Renault and Volvo signed an agreement to merge their trucks businesses. This agreement was finalized on January 2, 2001 following approval of the operation by the EC and North American authorities.

Under the terms of the final agreement:

- Renault SA transferred to AB Volvo 100% of its shares and voting rights in Renault VI at January 2, 2001.
- AB Volvo transferred to Renault SA 15% of its own shares and voting rights: 10% at January 2, 2001 and the remaining 5% in early February 2001.

In addition, Renault SA acquired a further 5% of AB Volvo's shares on the open market in 2001.

In 2001, Renault and Volvo began arbitration proceedings concerning the interpretation of the terms for transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault therefore established a provision in 2001 by adjusting the capital gain recorded on the transfer.

Renault does not expect the result of these arbitration proceedings to have a significant impact on its financial position.

Consequences for the financial statements

As a result of this operation, the Group recorded the following:

- A gain on sale (corresponding to 80% of the full amount since Renault holds a 20% stake in Volvo) which, after deduction of the provision referred to above, amounted to €335 million.
- The investment in Volvo, valued at its overall acquisition cost of €1,547 million.
- Inclusion under the equity method of Renault's investment in Volvo, including Renault VI, from January 2, 2001.

The provisional negative goodwill of €243 million (note 13) is included in income on a straight-line basis over 10 years.

Comparative financial statements 2001 / 2000 pro-forma

For the purposes of comparison with 2001 figures, the following tables show the key pro forma data for the Renault Group, including Renault VI 100% under the equity method for 2000.

Consolidated income statements

€ million	2001	2000 pro-forma
Revenues	36,351	34,141
Operating margin	473	1,843
Operating income	704	1,518

Pro-forma consolidated balance sheets

€ million	31/12/2001	31/12/2000 pro-forma
ASSETS		
Property, plant and equipment and intangible assets	10,525	9,551
Investments in companies accounted for by the equity method	6,985	6,107
Other investments and financial assets	607	1,029
Inventories	4,832	5,001
Deferred tax assets	1,668	1,123
Sales financing receivables	16,845	15,513
Trade receivables	2,465	2,918
Other receivables and prepaid expenses	1,985	2,508
Investment loans and marketable securities	2,082	2,701
Cash and cash equivalents	2,135	1,654
Total consolidated assets	**50,129**	**48,105**

SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	10,051	9,652
Minority interests	385	639
Deferred taxes and provisions	3,450	2,958
Interest-bearing borrowings	23,491	23,348
Trade payables	7,246	6,941
Other liabilities	5,506	4,567
Total consolidated liabilities	**50,129**	**48,105**

Statements of cash flows

€ million	2001	2000 pro-forma
Cash flow	1,688	3,137
Other operating cash flows	1,409	(1,382)
Cash flows from operating activities	3,097	1,755
Cash flows from investing activities	(2,090)	(2,970)
Cash flows from financing activities	(415)	1,892
Other (changes in translation adjustments and scope of consolidation)	(270)	(34)
Increase (decrease) in cash and cash equivalents	322	643

D. Sale of CAT

On January 24, 2001, Renault signed a draft agreement with Autologic Holding plc, TNT and Wallenius Lines (shareholders in the Global Automotive Logistics consortium) for the takeover of CAT France and its subsidiaries by Global Automotive Logistics. Following finalization of the agreement on July 17, 2001, 100% of the CAT France shares and voting rights owned by Renault SA were transferred to Global Automotive Logistics in 2001 for a total of €467.4 million, of which €430 million were paid cash upon signing the final agreement and €37.4 million were paid in Global Automotive Logistics shares. Once these transactions were completed Renault owned 20% of the capital of Global Automotive Logistics. The gain on sale generated in 2001 (80% of the total in view of Renault's 20% holding in Global Automotive Logistics) amounted to €318 million.

On July 17, 2002, Renault exercised the option to sell its holding in Global Automotive Logistics. The resulting gain amounts to €79 million.

3.3. CHANGE IN THE SCOPE OF CONSOLIDATION IN 2000

E. Dacia

Renault acquired 51% of the Romanian automobile manufacturer DACIA in September 1999 for US$ 50 million. The company has been fully consolidated by the Group since September 30, 1999. The resulting goodwill of €43 million is amortized on a straight-line basis over 10 years from October 1, 1999.

Renault gradually increased its investment, raising it to 80.1% in 2000 then 92.7% in 2001 by means of open capital increases. These operations generated further goodwill of €27 million, which is amortized over the same duration.

F. Renault Samsung Motors

On August 31, 2000, through Renault Samsung Motors, the Renault Group acquired 70.1% of the operating assets of Samsung Motors Inc. for a present value of 355 billion won (€359 million at August 31, 2000), of which 201 billion won are repayable in instalments until 2015, the repayment schedule being adjustable according to the date at which the company makes an operating profit. In view of the company's operations in 2001 and 2002, no adjustment has been made to the original schedule.

This company has been fully consolidated since August 31, 2000.

G. Benetton Formula Ltd.

Renault acquired 100% of the capital of Benetton Formula Ltd. on March 15, 2000 for US$ 120 million. This company has been fully consolidated since the acquisition, and the resulting goodwill of €117 million is amortized over 20 years on a straight-line basis.

4 - 2001 REVENUES APPLYING 2002 GROUP STRUCTURE AND METHODS

€ million	Automobile	Sales financing	**Total**
2001 published revenues	34,525	1,826	36,351
Sale of the CAT subgroup (July 17, 2001)	(163)	-	(163)
Sale of the Irisbus Group (January 2, 2002)	(682)	-	(682)
Other changes in scope of consolidation	(5)	(92)	(97)
2001 revenues applying 2002 structure and methods	33,675	1,734	35,409
2002 revenues	**34,456**	**1,880**	**36,336**

5 - SALES FINANCING

€ million	2002	2001	2000
Revenues			
End-user and dealer financing	1,052	1,101	1,008
Income on leasing, rental and similar operations	698	633	584
Total	**1,750**	1,734	1,592
Costs			
Net credit losses	(143)	(96)	(91)
Other sales financing costs	(1,026)	(1,069)	(962)
Total	**(1,169)**	(1,165)	(1,053)

6 - OTHER OPERATING INCOME AND EXPENSES, NET

€ million	2002	2001	2000
Gains and losses on sales of operating subsidiaries (note 2)	114	632	5
Restructuring and workforce adjustment costs and provisions	(156)	(204)	(210)
Gains and losses on sale of property, plant and equipment and intangible assets (except vehicle sales)	(48)	(24)	(5)
Amortization of goodwill on acquisition of consolidated companies	(17)	(9)	(16)
Items of an unusual nature or abnormally high amount	(159)	(164)	(93)
Total	**(266)**	231	(319)

Gains and losses on sales of operating subsidiaries

In 2002, these gains and losses mainly include the investments sold in Global Automotive Logistics (note 3-2-D) for €79 million and Irisbus for €34 million (note 3-1-B).

In 2001, the main items were:

- A €335 million gain on the sale of the Renault VI subgroup as part of the RVI/Volvo operation.
- A €318 million gain on the sale of the CAT subgroup.

Restructuring costs and provisions

Restructuring costs and provisions arise principally from the implementation of restructuring measures in certain activities, and adjustment of workforce levels.

In 2002, restructuring costs mainly concern the following:

- €71 million of provisions and costs recorded by Renault Spain (formerly FASA) *in connection with voluntary retirements in 2002 and those* expected for 2003 under the terms of a plan set up in 2000.
- €36 million resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" early retirement system.
- €49 million of costs and provisions recorded by other Group subsidiaries.

In 2001, this item principally included:

- €53 million of provisions recorded by the subsidiary Renault Spain for the costs of voluntary retirements expected in 2002 under the terms of an early retirement plan for employees aged at least 57 and a half set up in 2000.
- €41 million of costs and provisions for the implementation of workforce adjustment measures by Renault Argentina.
- €39 million resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" system.

In 2000, restructuring costs mainly concerned the following:

- €28 million of costs recorded by the subsidiary Renault Spain for the purposes of an early retirement plan set up in 2000 for employees aged at least 57 and a half, and €49 million of provisions established in connection with this plan for retirements expected to occur in 2001.
- €30 million of costs and provisions for the "CASA" early retirement system for employees in the automobile industry introduced by certain French subsidiaries following an agreement reached in 2000, and adjustment of provisions established in 1999.
- €45 million resulting from adjustment to present value of provisions established in 1999 for the "CASA" system.

Items of an unusual nature or abnormally high amount

In 2002, the main such items are:

- Depreciation of €102 million on industrial assets, including €75 million related to the assets of the Brazilian subsidiary following a fall in activity and adjustment of forecasts, principally as a result of developments on the Brazilian market (depreciation based on forecasted net present value at a 14% rate before tax).
- A provision of €15 million in view of the new EC directive on end-of-life vehicles (note 29-D).

In 2001, unusual operating income and expenses included depreciation on the assets of the Argentinian subsidiary.

In 2000 they included a €65 million provision for doubtful receivables, relating to the industrial cooperation agreements with the Daewoo Group.

7 - REMUNERATION OF DIRECTORS AND EXECUTIVES

Compensation paid to the Chairman and Chief Executive Officer amounted to €1,647,915 in 2002 (€1,090,729 in 2001 and €1,080,135 in 2000). The Chairman and Chief Executive Officer also benefits from stock option plans as described in the management report.

Directors' fees totalled €317,549 in 2002 (€286,822 in 2001 and € 274,980 in 2000). This included €16,500 for the Chairman in 2002 (€15,245 in both 2001 and 2000).

8 - FINANCIAL EXPENSE

Details of net interest income (expense) are as follows:

€ million	2002	2001	2000
Interest expense	(328)	(366)	(368)
Interest income	147	258	321
Gain on sales of marketable securities	2	(1)	2
Total	**(179)**	(109)	(45)

Other financial income and expense included:

In 2002, €37 million resulting from reversals of the provisions, based on stock market prices, for depreciation of treasury shares held by Renault for stock option plans awarded to Group managers and executives. These shares are recorded under marketable securities.

In 2001:

- The gain of €89 million on the sale of shares in BNP Paribas.
- A provision of €(58) million, based on stock market prices, concerning treasury shares held by Renault for stock option plans awarded to Group managers and executives.
- A foreign exchange loss of €(52) million on financial assets and liabilities, resulting from the devaluation of the Argentinian peso.

9 - CURRENT AND DEFERRED TAXES

In application of the French tax regime allowing taxable income to be reported on a consolidated basis, Renault includes the fiscal earnings of most of its French and foreign subsidiaries and affiliates, calculated under this regime (with restatement according to French tax law), in determination of its taxable income. Under certain conditions, the tax paid by these foreign subsidiaries and affiliates can be deducted from the resulting tax liability.

Renault has received governmental authorization to report taxable income in this way for 2001, 2002 and 2003, including Nissan Group entities. The taxable income under the French system of Nissan Group companies included in the regime relates to varying fiscal years which differ from the accounting periods used for the inclusion of Nissan in the Renault consolidation. In view of these differences in fiscal years and the prospective future profitability of Nissan Group companies, their impact on current taxes within the consolidated tax reporting system is totally neutralized when the consolidated current and deferred taxes are determined.

Moreover, Renault SA has elected to determine French income taxes under the standard consolidated basis, including French subsidiaries owned more than 95%.

A. Group's current and deferred taxes

€ million	2002	2001	2000
Income taxes currently payable	**(288)**	(353)	(287)
Deferred tax credits (charges)	***(164)***	*436*	*(328)*
Change in valuation allowance on deferred tax assets	*5*	*(150)*	*(34)*
Net deferred tax credits	**(159)**	286	(362)
Current and deferred taxes	**(447)**	(67)	(649)

€220 million of current taxes are generated by foreign subsidiaries.

The deferred tax charge includes €(208) million relating to the capitalization of development expenses as of January 1, 2002 (notes 1-F and 2-A).

The valuation allowance on deferred tax assets is determined on the basis of the probability of their recovery over time, and the characteristics of the consolidated tax reporting system.

Current taxes paid for the Group during 2002 totalled €128 million.

B. Reconciliation between the French corporate income tax rate and the Group's effective tax rate

	2002	2001	2000
Tax rate under consolidated reporting regime	33.3%	33.3%	33.3%
Net effect of temporary rate increase in France	**2.1%**	3.1%	4.4%
Impact of operations subject to reduced rate	(1.3%)	(37.5%)	(1.9%)
Geographical effect	(1.9%)	0.7%	(1.4%)
Revaluation of deferred taxes	0.3%	0.4%	3.4%
Other impacts	7.7%	(13.0%)	(0.1%)
Tax rate before provisions	**40.2%**	(13.0%)	37.7%
Net provisions for deferred tax assets	(0.5%)	23.4%	2.1%
Tax rate after provisions	**39.7%**	10.4%	39.8%
Impact of companies included by the equity method	(21.5%)	(3.8%)	(2.1%)
Overall effective tax rate	**18.2%**	6.6%	37.7%

C. Breakdown of deferred taxes by type of temporary difference

€ million	2002	2001	2000
Fixed assets	(439)	(194)	(222)
Provisions and other accrued expenses deductible on payment	877	943	1,226
Other	371	512	215
Valuation allowance	(162)	(288)	(94)
Net deferred tax assets	**647**	973	1,125

D. Total difference between the Group companies' share in shareholders' equity and the fiscal value of equity investments at December 31, 2002

The total difference between the Group companies' share in shareholders' equity and the fiscal value of equity investments at December 31, 2002 is €2,599 million.

10 - EARNINGS PER SHARE

Renault's basic earnings per share is calculated by dividing the net income by the weighted average number of ordinary shares in circulation during the year, which takes into account the neutralization of the 44.4% of Renault shares held by Nissan.

In compliance with French accounting regulations, in determining earnings per share, shares held by Renault under stock option plans awarded to executives and managers are considered to be in circulation.

Calculated under IAS 33 (Earnings per share), earnings per share based on the 2002 net income of €1,956 million (€1,051 million in 2001) would be €7.81 per share basic earnings (+3.7%), compared to €4.52 for 2001 (+3.2%) and €7.79 per share diluted earnings (+3.5%), compared to €4.50 (+2.7%) for 2001.


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11 - PROPERTY, PLANT AND EQUIPMENT

€ million	2002	2001	2000
Land	393	344	416
Buildings	3,981	4,059	4,413
Specific tools	5,545	5,011	5,267
Machinery and equipment	10,038	9,452	9,976
Vehicles leased to customers	379	282	1,547
Other tangibles	1,527	1,625	1,949
Construction in progress	1,166	1,694	1,285
Gross value	**23,029**	22,467	24,853
Land and buildings	(1,843)	(1,861)	(2,112)
Specific tools	(3,435)	(3,521)	(3,740)
Machinery and equipment	(6,379)	(5,709)	(6,169)
Vehicles leased to customers	(99)	(77)	(533)
Other tangibles	(1,011)	(1,077)	(1,298)
Depreciation and write-downs	**(12,767)**	(12,245)	(13,852)
Net value	**10,262**	10,222	11,001

Changes in property, plant and equipment were as follows:

€ million	Gross value	Depreciation & write-downs	Net value
Value at December 31, 1999	**22,842**	**(12,999)**	**9,843**
Acquisitions/(depreciation)	2,945	(1,864)	1,081
(Disposals)/reversals	(1,580)	1,176	(404)
Translation adjustment	158	(103)	55
Change in scope of consolidation	488	(62)	426
Value at December 31, 2000	**24,853**	**(13,852)**	**11,001**
Acquisitions/(depreciation)	3,393	(1,757)	1,636
(Disposals)/reversals	(1,566)	1,121	(445)
Translation adjustment	(445)	303	(142)
Change in scope of consolidation	(3,768)	1,940	(1,828)
Value at December 31, 2001	**22,467**	**(12,245)**	**10,222**
Acquisitions/(depreciation)	3,018	(2,003)	1,015
(Disposals)/reversals	(1,455)	1,018	(437)
Translation adjustment	(843)	406	(437)
Change in scope of consolidation and others	(158)	57	(101)
Value at December 31, 2002	**23,029**	**(12,767)**	**10,262**

"Change in scope of consolidation" reflects the following :

- In 2002, the €(92) million impact of deconsolidation of Irisbus following its sale (note 3-1-B).
- In 2001, €(1,761) million as a result of the deconsolidation of the Renault VI Group (€(3,590) million gross value, €1,829 million for provisions and depreciation).
- In 2000, €306 million as a result of the full consolidation of Renault Samsung Motors.

12 - INVESTMENT IN NISSAN MOTOR ACCOUNTED FOR BY THE EQUITY METHOD

On March 27, 1999, Renault and Nissan signed a global partnership agreement. As a result of this agreement, on May 28, 1999 Renault SA acquired a 36.8% share in the capital of Nissan Motor, by subscribing to an increase in its registered capital (reserved for Renault) for a total investment of €4,610 million. Nissan Motor has been accounted for by the equity method in the Group financial statements since June 30, 1999.

During first half-year 2002, in accordance with the terms of the 1999 agreement between Renault and Nissan, Renault raised its investment in Nissan Motor from 36.8% to 44.4% by exercising its stock purchase warrants, and Nissan acquired 15% of the capital of Renault SA through a capital increase reserved for Nissan. These transactions (details in note 3-1-A) are reflected as follows in Renault SA's financial statements:

Nissan capital increase reserved for Renault

- Renault continues to account for its investment in Nissan by the equity method in its consolidated financial statements, applying the new rate of 44.4% as of March 1, 2002.
- Nissan's identifiable assets and liabilities were restated to fair value at the date of the operation. As this type of restatement had also been applied at the time of the initial acquisition, a 36.8% share of the fall in the fair value of identifiable assets and liabilities, corresponding to the initial shareholding, was included in Renault SA's shareholders' equity. On this basis, the impact of the operation is €(417) million, reflecting the decline since 1999 in the Japanese property market and in the value of funds invested to cover pension commitments for the Japanese companies.
- Provisional goodwill of €89 million was recognized.

Renault capital increase reserved for Nissan

- Elimination of 44.4% of the Renault capital increase reserved for Renault.

The investment in Nissan Motor is partly hedged for exchange risks (see paragraph D below).

Changes in the investment in Nissan, accounted for by the equity method

€ million	Goodwill on acquisition			Share of net assets	Total
	Gross	Amortization	Net		
At December 31, 2001	837	(105)	732	4,555	5,287
2002 net income	-	(44)	(44)	1,379	1,335
Acquisition of 7.6% of Nissan	89	-	89	1,369	1,458
Dividend paid	-	-	-	(183)	(183)
Translation adjustment and other	-	-	-	(587)	(587)
At December 31, 2002 before neutralization of 44.4% of the capital increase reserved for Nissan	926	(149)	777	6,533	7,310
Neutralization of 44.4% of the Renault capital increase reserved for Nissan	-	-	-	(962)	(962)
At December 31, 2002	**926**	**(149)**	**777**	**5,571**	**6,348**

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31 and half-yearly at September 30. Consequently, the Renault Group consolidated financial statements for the first half-year of 2002 use the equity method to include the consolidated financial statements of Nissan Motor for the period October 1, 2001 – September 30, 2002, after adjustments for the purposes of the Renault consolidation.

A. Goodwill on acquisition

Goodwill on the acquisition of the investment in Nissan Motor is amortized on a straight-line basis over 20 years from June 30, 1999. The subsequent provisional goodwill resulting from the transactions of 2002 will be amortized over the residual amortization period of the initial goodwill, i.e. 17 and a half years.

B. Nissan Motor consolidated financial statements (Japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements, prepared in accordance with generally accepted Japanese accounting principles, are summarized below (in billions of yen):

Income statements (key figures)

in billions of yen	2nd half-year 2001 Oct 1, 2001-Mar 31, 2002	1st half-year 2002 Apr 1, 2002-Sept 30, 2002	**Total**
Revenues	3,219	3,285	**6,504**
Operating income	300	348	**648**
Current income	254	324	**578**
Exceptional items	(56)	42	**(14)**
Net income	**142**	**288**	**430**

Summarized balance sheets

	At Sept 30, 2001	At Sept 30, 2002
Property, plant and equipment	2,759	2,839
Other fixed assets	663	684
Other assets	2,764	3,205
Cash and cash equivalents	182	250
Total Assets	6,368	**6,978**
Shareholders' equity	1,159	1,664
Minority interests	76	86
Long-term financial liabilities	1,525	1,555
Other long-term liabilities	841	902
Short-term financial liabilities	1,284	1,274
Other liabilities	1,483	1,497
Total Shareholders' Equity and liabilities	6,368	**6,978**

C. Changes in restated shareholder's equity

in billions of yen	September 30, 2001	Net income	Capital increase	Other changes	September 30, 2002
Shareholders' equity under Japanese GAAP	1,159	430	221	(146)	1,664
Restatements for Renault Group requirements:					
Restatement of property, plant and equipment	843	(141)[a]	(102)	(1)	599
Pension liabilities	(325)	30	(50)	-	(345)
Dividend paid in December 2002	-	-	-	(18)	(18)
Capitalization of development expenses	-	95[b]	-	-	95
Other restatements	(297)	(37)	20	108	(206)
Total restatements	221	(53)	(132)[c]	(89)	125
Net assets restated for Renault Group requirements	1,380	377	89	(57)	1,789
Renault's share of net assets (before neutralization of 44.4% of the Renault capital increase reserved for Nissan)	36.8%				44.4%
in billions of yen	509	159	158	(30)	794
in millions of Euros	4,555	1,379[e]	1,369[d]	(770)[f]	**6,533**

Before neutralization of 44.4% of the Renault capital increase reserved for Nissan, the restatements for Renault consolidation purposes for 2002 comprise the following:

a) Inclusion by Renault of (84) billion yen resulting from the sale of the Murayama industrial site, and (38) billion yen in adjustment of the gains on sales of land undertaken during the year. Renault determines gains and losses on sales by reference to the fair value of the assets sold, as measured upon the initial acquisition, whereas Nissan refers to the historical value as recorded in its accounts.

b) Development expenses incurred over the year were capitalized, as described in note 1-F.

c) For the purposes of the Nissan capital increase reserved for Renault, Nissan's identifiable assets and liabilities were restated to fair value. The resulting adjustments reflect the fall in the fair value between the first acquisition and March 1, 2002, mainly due to the decline in the Japanese property market and in the value of funds invested to cover pension commitments for the Japanese companies.

(d) The impact of the acquisition of 7.6% of the capital of Nissan includes the share in net assets purchased: €1,786 million, and the impact of the decrease in fair value of Nissan's identifiable assets and liabilities insofar as it concerns the 36.8% held since 1999: €(417) million.

(e) As of March 1, 2002, Renault's share in the net restated assets of Nissan is determined on the basis of a 44.4% investment.

(f) "Other changes" in Euros mainly comprise:

- The €(574) million change in translation adjustment, essentially due to conversion by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity, reflecting the fall in value of the US dollar and the Mexican peso. This impact also includes the effect of the yen's decrease in value against the Euro before hedging operations.
- Dividends paid, amounting to €(183) million.

D. Hedging of the investment in Nissan Motor

The following operations were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen:

- On July 21, 1999 Renault SA undertook an initial partial hedge by issuing 7-year bonds totalling €500 million. A foreign currency swap was undertaken to convert this issue into yen.
- On June 1, 2000, Renault concluded a forward sale of 150 billion yen, with an initial completion date of December 15, 2000, renewed at that date until December 15, 2001 and subsequently to December 15, 2002. The Group renewed this contract until December 2003, and has also entered into an interest rate swap with a completion date of December 15, for an identical nominal value.
- On September 27, 2001, Renault undertook an issue of 5-year bonds in Japan with total nominal value of 50 billion yen.
- On June 26, 2002, Renault undertook an issue of 7-year bonds with total nominal value of €1 billion. A foreign currency swap was undertaken to convert this issue into yen.
- During the second half-year of 2002, Renault undertook forward sales of yen totaling 137.5 billion yen, with completion dates ranging from January 10, 2003 to February 14, 2003.
- On December 20, 2002 Renault undertook a 3-year bond totaling 1 billion yen.

The total value of hedging operations in process at December 31, 2002, is 518.3 billion yen. During 2002, hedging operations generated translation differences, net of tax, of €184 million which were included in the translation *adjustment in shareholders' equity.*

E. Renault-Nissan Motor cooperation

The Renault and Nissan Motor Groups have introduced joint strategies for vehicle and part development, purchasing, and production and distribution resources.

During 2002, the main transactions between the two groups were the following:

Joint investments

Renault and Nissan finalized the development of the second common platform dedicated to the C segment (lower medium range), intended for the future Megane and Almera. Work is on process on a third common platform (D) dedicated to the M2 segment.

Vehicle manufacturing

In Mexico, Nissan supplies Renault with assembly services for the Clio and Scenic models, and also assembles the Platina model (Nissan badged Clio sedans). Production exceeded 62,000 units over the year.

In Brazil, Renault supplies Nissan with assembly services for its Frontier pickup (more than 4,000 vehicles in 2002).

In Spain, Nissan manufactures the new Trafic at its Barcelona plant.

Since March 2002, Renault has produced over 8,000 Nissan badged Master vans, purchased by Nissan for sale through its own network

Part sales

In Europe and Mexico, Renault supplies gearboxes and engines to Nissan.

In Europe, Renault supplies Nissan's Sunderland plant in the UK with gearboxes produced by its Cacia plant in Portugal, and engines produced by the Valladolid plant in Spain. These parts are used in Nissan's Micra, Almera and Primera.

In Mexico, Renault supplies engines to Nissan's Aguascalientes plant for the Clio and Platina.

In total Renault supplied some 80,000 gearboxes and 65,000 engines in 2002.

In South Korea, Nissan supplied Renault Samsung Motors with parts and engines used in the SM3 and SM5.

Renault also uses Nissan's V6 3.5 litre petrol engine for the Vel Satis and the Espace, and a Nissan 4-wheel drive unit for the Kangoo.

Sales

Renault and Nissan are continuing to reorganize their Western European sales network. Renault supplies Nissan with back office services in each country. In Germany, Switzerland and the Netherlands, Renault has absorbed the local Nissan subsidiary and sells Nissan vehicles under a commission arrangement.

Total sales by Renault to Nissan and purchases by Renault from Nissan in 2002 amounted to approximately €480 million and €130 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in Renault and Nissan's financial statements, and therefore generate no financial exchanges between the two Groups.

13 - INVESTMENT IN A.B. VOLVO ACCOUNTED FOR BY THE EQUITY METHOD

€ million	Net goodwill	Share in net assets	Total
At January 1, 2002	(219)	1,688	**1,469**
2002 Net income	25	46	**71**
Dividend paid	-	(77)	**(77)**
Translation adjustment	-	(21)	**(21)**
At December 31, 2002	(194)	1,636	**1,442**

The provisional negative goodwill of €243 million recorded in 2001 upon the acquisition of 20% of the capital of Volvo was confirmed as the final figure at December 31, 2002. It is to be included in income on a straight-line basis from January 2, 2001, over the average residual amortization period for Volvo's tangible and intangible fixed assets, which is 10 years.

Taking into account the treasury shares held by Volvo, the level of Renault's investment in Volvo stood at 21.05% in 2002.

14 - OTHER INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

At December 31, 2002, the principal other investments accounted for by the equity method were Teksid and Maïs, standing at €90 million and €85 million respectively.

In 2002, Renault's share in the net income of other investments accounted for by the equity method mainly concerns Sofasa, Teksid (€(53) million) and Maïs (€(11) million).

15 - FINANCIAL ASSETS

Other investments in subsidiaries and affiliates comprise the following:

€ million	2002	2001	2000
Other investments in subsidiaries and affiliates	187	223	722
Other financial assets	231	384	388
Total	**418**	607	1,110
Investments in majority-owned subsidiaries	250	221	233
Investments of between 20% and 40%	38	88	49
Investments of under 20%	51	35	553
Gross value	339	344	835
Provisions	(152)	(121)	(113)
Net value	**187**	223	722
Other financial assets	231	384	388
Total	**418**	607	1,110

The net value of investments in majority-owned subsidiaries was €187 million in 2002, €145 million in 2001 and €160 million in 2000.

The main change during 2002 was the sale of Renault's shares in Global Automotive Logistics, with a net book value of €37 million (note 3-2-D).

The main changes during 2001 were the following:

- Inclusion by the equity method from January 2, 2001 of the AB Volvo shares acquired by Renault in 2000 which had a net book value of €446 million.
- The sale of Renault's investment in BNP Paribas, which had a net book value of €65 million.

16 - SALES FINANCING RECEIVABLES

€ million	2002	2001	2000
Financing for dealers (note 19)	**3,968**	3,739	3,129
Financing for end-users	**9,470**	8,960	8,859
Leasing and similar operations	**5,064**	4,693	4,067
Gross value	**18,502**	17,392	16,055
Provisions	**(630)**	(547)	(542)
Net value	**17,872**	16,845	15,513

The change in consolidation method for Renault Financial Services at December 31, 2001 (from full consolidation to proportional consolidation) generated a €714 million decrease in sales financing receivables (note 31).

Breakdown of sales financing receivables by geographic area

€ million	2002	2001	2000
France	**5,366**	5,125	4,440
Other European countries	**12,112**	11,508	10,769
Other countries	**394**	212	304
Total	**17,872**	16,845	15,513

These receivables mature as follows

€ million	2002	2001	2000
Within one year	**9,455**	9,080	7,823
Between one and five years	**8,296**	7,659	7,625
Over five years	**121**	106	65
Total	**17,872**	16,845	15,513

17 - INVENTORIES

€ million	2002	2001	2000
Gross value	**5,197**	5,186	6,382
Provisions	**(417)**	(354)	(386)
Net value of inventories	**4,780**	4,832	5,996

Breakdown of the net value of inventories

€ million	2002	2001	2000
Raw materials and supplies	**788**	904	1,263
Work-in-progress	**400**	412	685
Finished goods - automobile	**3,359**	3,281	3,102
Finished goods - commercial vehicles	**0**	60	758
Other finished products	**191**	150	172
Long-term contracts	**42**	25	16
Total	**4,780**	4,832	5,996

Changes in the scope of consolidation had the following impact on inventories:

In 2002, the sale of Irisbus (note 3-1-B) resulted in a €125 million decrease in inventories.

In 2001, the sale of the Renault VI Group on January 2, 2001 (note 3-2-C) resulted in a €994 million decrease in inventories.

18 - AUTOMOBILE RECEIVABLES

Breakdown of trade receivables (automobile division)

€ million	2002	2001	2000
Trade receivables, gross	2,173	2,640	3,956
Provisions	(106)	(175)	(157)
Net value	**2,067**	2,465	3,799

These receivables do not include accounts receivable from dealers, in France and several other European countries, when they are assigned to the Group's sales financing companies together with the risk of non-recovery. In such cases, they are included in sales financing receivables (note 16). If the risk is not transferred, these items remain in trade receivables even though, from a legal point of view, the receivable itself has been assigned.

Changes in the scope of consolidation had the following impact on trade receivables:

In 2002, the sale of Irisbus (note 3-1-B) resulted in a €108 million decrease in trade receivables.

In 2001, the sale of the Renault VI Group (note 3-2-C) resulted in a €881 million decrease in trade receivables.

At December 31, 2002, the total trade receivables assigned by the automobile division to non-Group banks at the year-end was €250 million (€323 million at December 31, 2001).

19 - OTHER RECEIVABLES AND PREPAID EXPENSES

€ million	2002	2001	2000
Bond issuance costs and redemption premiums	43	21	25
Prepaid expenses	422	394	559
Tax receivables	718	758	1,149
Other receivables	860	812	992
Total	**2,043**	1,985	2,725

In 2001, the sale of the Renault VI Group (note 3-2-C) resulted in a €218 million decrease in this item.

20 - LOANS AND MARKETABLE SECURITIES

€ million	2002	2001	2000
Investment loans	1,689	1,692	2,019
Marketable securities	87	108	214
Renault treasury shares	407	282	252
Total	**2,183**	2,082	2,485

Investment loans essentially consist of interbank loans and correspond principally to the investment of cash surpluses from the automobile division.

Details are shown below:

€ million	2002	2001	2000
Maturity over one year	195	179	209
Maturity within one year	1,494	1,513	1,810
Total	**1,689**	1,692	2,019

Marketable securities reclassified as cash equivalents amounted to €51 million for 2002, €119 million for 2001, and €176 million for 2000.

Renault SA's treasury shares (10,278,482 shares at December 31, 2002) are held for the purposes of the stock option plans awarded to Group executives and managers (note 21). In view of share price developments during 2002, €37 million of the provision on these shares were reversed based on stock market prices, the remaining provision at December 31, 2002 standing at €29 million. In 2001, a provision of €58 million had been recorded based on the acquisition price, option exercise price and stock market price.

21 - SHAREHOLDERS' EQUITY

A. Share capital

Capital increase reserved for Nissan

At its meeting on March 28, 2002, the Board of Directors decided to proceed to a capital increase reserved for Nissan, in compliance with the terms of the second resolution approved at the Extraordinary Shareholders' Meeting held the same day. This capital increase, continuing the relationship begun with the agreements signed in 1999 and 2001 (note 3-1-A), led to the issue of 42,740,568 shares with total value of €2,166 million (€2,158 million after deduction of expenses from the issue premium) took place through two subscriptions, on March 29 and May 28, 2002 respectively. Following these operations, Nissan owned 15% of the capital of Renault SA. In compliance with French regulations concerning control stock, Renault shares held by Nissan carry no voting rights.

This capital increase led to a €(962) million elimination in Renault's consolidated shareholders' equity, or 44.4% of the net amount received (€2,166 million), corresponding to Renault's share of Nissan's capital.

Changes in ownership structure

On April 2, 2002, the French government sold part of its investment in Renault SA, as part of the reinforcement of the Renault-Nissan Alliance. In accordance with French law, 10% of the 3,337,000 shares sold by the state were offered to employees and former employees of the Renault Group on June 26, 2002. A total of 2,171,000 shares were subscribed as a result (before attribution of free shares). Following these transactions, the French government's stake in Renault stood at 25.91%.

Situation at December 31, 2002

The total number of ordinary shares issued and fully paid-up at December 31, 2002 is 284,937 thousand (242,196 thousand in 2001 and 239,798 thousand in 2000). Par value is €3.81 per share (unchanged from 2001 and 2000).

At December 31, 2002, the French state held 73,829,004 shares and therefore 25.91% of voting rights.

In accordance with decisions approved at the General Shareholders' Meetings of April 26, 2002, May 10, 2001, June 10, 1999, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans.

In compliance with French accounting rules, these shares are recorded under Marketable Securities at a gross value of €436 million at December 31, 2002, €347 million at December 31, 2001 and €252 million at December 31, 2000. Under IASB standards, these shares would be recorded as a charge against shareholders' equity and deducted from the number of shares in circulation for the determination of basic earnings per share (note 10).

B. Distributions

At the General and Extraordinary Shareholders' Meeting of April 26, 2002, it was decided to distribute €257.6 million in dividends (€0.92 per share), compared to €219.3 million or €0.91 per share in 2001, and €183 million or €0.76 per share in 2000. This distribution includes the new shares created in the March 29, 2002 capital increase reserved for Nissan.

In view of Renault's stake in Nissan's capital and the treasury shares held, the dividend distribution recorded in shareholders' equity amounted to €234 million.

C. Translation adjustment

Translation adjustments relating to the Euro zone and included in shareholders' equity amount to €(342) million at December 31, 2002.

After adjustment for the impact of partial hedging of the investment in Nissan, the conversion of Nissan's financial statements contributed as follows to the change in translation adjustments:

€ million	2002	2001	2000
Impact of the translation of Nissan's financial statements	**(575)**	(266)	820
Impact, net of tax, of hedging operations	**184**	110	(13)
Total	**(391)**	(156)	807

The impact of the translation of Nissan's financial statements, after adjustment for the partial hedging operations concerning the portion of Nissan's shareholders' equity expressed in yen, mainly relates to conversion by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity, in view of the falling value of the US dollar and the Mexican peso between September 30, 2001 and September 30, 2002 (note 12-C).

D. Stock option plans

Since 1996, the Board of Directors has periodically awarded stock options to Group executives and managers, with prices and exercise periods specific to each plan.

Changes in the number of stock options held by personnel

	2002	2001	2000
Options outstanding at January 1	8,512,030	6,788,480	4,979,450
Options awarded	2,009,000	1,861,600	1,889,300
Options exercised	(158,105)	(36,350)	(48,570)
Options expired	(103,450)	(101,700)	(31,700)
Options outstanding at December 31	**10,259,475**	8,512,030	6,788,480

Stock options have been awarded as follows during the past three years:

	2002	2001	2000
Exercise period	September 6, 2007 September 4, 2012	December 19, 2006 Decembre 17, 2011	September 8, 2005 September 6, 2010 and October 25, 2005 October 23, 2010
Exercise price per share (in euros)	49.21	48.97	49.27
Number of shares	2,009,000	1,861,600	1,889,300

The exercise price per share corresponds to the average value of the opening prices for Renault shares over the twenty stock exchange trading sessions preceding the Board meeting at which it was decided to award the options.

Options yet to be exercised at December 31, 2002

Date awarded	Exercise price (in Euros)	Outstanding options 2002	Exercise period
October 22, 1996	17.57	198,325	October 22, 1999 October 22, 2006
October 28, 1997	24.89	491,800	October 29, 2002 October 27, 2007
October 27, 1998	32.13	1,843,500	October 28, 2003 October 26, 2008
March 16, 1999	40.82	300,000	March 17, 2004 March 15, 2009
October 10, 1999	50.94	1,777,400	October 20, 2004 October 18, 2009
September 7, 2000	49.27	1,807,850	September 8, 2005 September 6, 2010
October 24, 2000			October 25, 2005 October 23, 2010
December 18, 2001	48.97	1,839,600	December 19, 2006 December 17, 2011
September 5, 2002	49.21	2,001,000	September 6, 2007 September 4, 2012
Total		**10,259,475**	

22 - MINORITY INTERESTS

The decrease in minority interests in 2001 of €(256) million is largely due to the fall in the value, expressed in Euros, of Renault Argentina's shareholders' equity following the devaluation of the peso.

23 - PENSIONS AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

A. Pensions and benefit plans

These benefits are covered either by contributions to defined-contribution plans or by defined-benefit plans.

Defined-contribution plans

The Group makes earnings-related payments, in accordance with local custom, to the national organizations responsible for paying old-age and similar financial benefits. At present, there is no actuarial liability concerning these pension arrangements.

Defined-benefit plans

Provisions are established for this type of plan, concerning:

- Retirement bonuses, including payments upon retirement and supplementary pensions, but also other long-term benefits, chiefly long-service awards and flexible holiday entitlements.
- Healthcare expense coverage.

Defined benefit plans are sometimes covered by funds. These plans are subject to regular actuarial valuation by independent actuaries. The value of fund assets, if any, is deducted from the corresponding liability.

B. Actuarial assumptions

For the French companies, the main actuarial assumptions used are the following:

Retirement age	60
Salary increase	3%
Discount rate	5.5%

C. The provision

Details of the provision for pension and similar commitments

€ million	French companies	Foreign companies	**Total**
2002			
Provision for pension and similar commitments	**631**	**141**	**772**
2001			
Provision for pension and similar commitments	589	142	731
2000			
Provision for pension and similar commitments	616	140	756
Provision for healthcare expenses		572	572
Total	**616**	**712**	**1,328**

The change in the provision for pension and similar commitments in 2002 reflects the €(27) million impact of deconsolidation of Irisbus following its sale (note 3-1-B).

In 2001, this change included the impact of deconsolidation of Renault VI and CAT Group companies, following the disposals of these groups (note 3-2-C and 3-2-D) (€(638) million and €(7) million respectively).

The provision for healthcare expenses and employee life insurance solely concerned Mack Trucks Inc, a subsidiary of Renault VI, which was sold on January 2, 2001 as part of the Renault/Volvo agreement (note 3-2-C).

D. Reconciliation of the value of the commitment and the provision

Reconciliation of the actuarial value of the commitment and the provision for pension and similar obligations (excluding healthcare expenses)

€ million	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Actuarial value of commitments	775	731	1,718
Unrecorded actuarial gains/(losses)	(7)	(8)	(45)
Cost of unrecorded vested benefits	22	24	28
Fund assets recorded in balance sheet liabilities	(18)	(16)	(945)
Net provision for pension and similar commitments in balance sheet	**772**	731	756

Details of the changes in the provision for pension and similar commitments

€ million	2002	2001	2000
Balance at January 1	731	756	719
Net expense for the year	93	82	65
Contributions paid and fund asset contributions	(34)	(22)	(81)
Reversal of provisions related to the "CASA" plan	(1)	-	(18)
Other	(17)	(85)	71
Balance at December 31	**772**	731	756

In 2002, "Other" changes in the provision for pension and similar commitments include the €(27) million impact of deconsolidation of Irisbus following its sale (note 3-1-B).

In 2001, they included the impact of deconsolidation of Renault VI and CAT Group companies, following the disposals of these groups (€(66) million and €(7) million respectively), and translation adjustments of €(10) million.

In 2000, €18 million of provisions for retirement bonuses were reversed during the year following the adoption by Renault SA and certain French subsidiaries of the CASA plan to offer early retirement for automobile industry employees.

Impact on net income

€ million	2002	2001	2000
Vested benefits	58	50	69
Discount effect	36	33	97
Expected return on fund assets	(1)	(1)	(101)
Net expense for the year	**93**	82	65


The head-turning design of Mégane II.

24 - OTHER PROVISIONS FOR RISKS AND LIABILITIES

€ million	Over one year	Under one year	Total
2002			
Provisions for restructuring and workforce adjustment costs	558	179	**737**
Provisions for warranty costs	359	376	**735**
Other	456	389	**845**
Total	**1,373**	**944**	**2,317**
2001			
Provisions for restructuring and workforce adjustment costs	631	199	830
Provisions for warranty costs	159	344	503
Other	284	407	691
Total	1,074	950	2,024
2000			
Provisions for restructuring and workforce adjustment costs	810	243	1,053
Provisions for warranty costs	-	626	626
Other	440	383	823
Total	1,250	1,252	2,502

Details of changes in this item in 2002

€ million	Restructuring provisions	Warranty provisions	Other	Total
At January 1, 2002	830	503	691	**2,024**
Increases	115	698	371	**1,184**
Reversals of provisions for application	(152)	(421)	(114)	**(687)**
Reversals of provisions no longer required	(5)	(35)	(108)	**(148)**
Changes in scope of consolidation [a]	(11)	(15)	1	**(25)**
Other changes[b]	(40)	5	4	**(31)**
At December 31, 2002	737	735	845	**2,317**

(a) Changes in the scope of consolidation mainly concern the impact of deconsolidation of Irisbus (note 3-1-B).
(b) Other changes mainly comprise translation adjustments.

The increase in warranty provisions principally reflects the extension of the warranty period in most Western European countries from 12 to 24 or 36 months.

At December 31, 2002, other provisions for risks and liabilities include a €65 million provision established in application of environmental regulations, mainly concerning compliance costs for the Boulogne-Billancourt land that the group intends to sell (note 2-B) and expenses related to the new EU directive on end-of-life vehicles (note 29-D).

25 - INTEREST-BEARING BORROWINGS

The distribution of interest-bearing borrowings between the divisions is indicated in the "Information by Division". Maturities for items other than redeemable shares are shown below (paragraph D).

A. Interest-bearing borrowings

€ million	2002	2001	2000
Redeemable shares	339	341	336
Bonds	6,363	5,502	5,441
Other debts represented by a certificate	2,331	723	1,028
Borrowings from credit institutions	1,964	1,832	1,661
Other financial debt	560	223	189
Long-term financial debt, due after one year	11,557	8,621	8,655
Short-term portion of long-term financial debt	2,305	2,238	1,015
Total long-term debt	**13,862**	**10,859**	**9,670**
Originally short-term financial debt	10,623	12,632	13,627
Total	**24,485**	**23,491**	**23,297**

In 2002, the change in interest-bearing borrowings includes the €(60) million impact of deconsolidation of Irisbus.

In 2001, it included the €(50) million impact of deconsolidation of the Renault VI Group on January 2, 2001 (note 3-2-C), and the €(737) million impact of the change in consolidation method applicable to Renault Financial Services (from full consolidation to proportionate consolidation) (note 31).

The increase in interest-bearing borrowings in 2000 (mainly in long-term debts) reflects the €172 million impact of consolidation of Renault Samsung Motors (note 3-3-F).

B. Redeemable shares

€ million	2002	2001	2000
Renault SA 1983 issue[a]	**156**	156	153
Renault SA 1984 issue[a]	**168**	168	165
Diac 1985 issue	**15**	17	18
Total	**339**	341	336

(a) Redeemable shares issued by Renault SA are attributed to the Group's Automobile Division.

These shares, issued in October 1983 and April 1984 by Renault SA, can be redeemed with a premium on the sole initiative of Renault from 1998. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical structure and methods. The 2002 return on redeemable shares, amounting to €38.1 million in 2002 (€37.7 million in 2001 and €36.7 million in 2000), is included in financial expenses. These shares are listed on the Paris Stock Exchange, and the par value of €153 has evolved between €303 and €266 in 2002.

The return on Diac redeemable shares issued in 1985 comprises a fixed portion equal to the Annual Monetary Rate, and a variable portion calculated by multiplying an amount equal to 40% of the Annual Monetary Rate by the rate of increase in net consolidated profit of the Diac sub-group compared to the prior year. Diac has redeemed shares as follows:

- In 2002, 11,280 shares for a total value of €1.8 million.
- In 2001, 9,950 shares for a total value of €1.5 million.
- In 2000, 58,335 shares for a total value of €10 million.

C. Bond issues, after the effect of derivative financial instruments

€ million	2002	2001	2000
Renault SA			
2002 issue at 0.865%	**8**	-	-
2002 issue at 1.86%	**946**	-	-
2001 issue at 1.29%	**402**	433	-
2000 issue at 6.375%	**500**	500	500
1999 issue at 1.795%	**500**	539	582
1998 issue at 3-month Pibor	**76**	76	76
1996 issue at 5.80%	**305**	305	305
1994 issue at 6.25%	**305**	305	305
1993 issue at 7.25%	**-**	229	229
1993 issue at 7.5%	**229**	229	229
1992 issue at 4.5%	**-**	-	301
1986 issue at 6.05%	**-**	-	15
Total	**3,271**	2,616	2,542
Renault Crédit International			
2002 issue at 3-month Euribor + 0.5%	**250**	-	-
2002 issue at Eonia + 0.68%	**50**	-	-
2002 issue at 6-month Euribor + 0.4%	**750**	-	-
2002 issue at Eonia + 0.68%	**200**	-	-
2001 issue at 3-month Euribor + 0.325%	**300**	300	-
2001 issue at Eonia + 0.28%	**396**	400	-
2001 issue at 3-month Euribor + 0.35%	**245**	250	-
2001 issue at 3-month Euribor + 0.25%	**300**	300	-
2000 issue at 3-month Euribor + 0.25%	**200**	200	200
2000 issue at 3-month Euribor + 0.25%	**465**	500	500
2000 issue at 3-month Euribor + 0.25%	**250**	250	250
1999 issue at 3-month Euribor + 0.25%	**-**	500	500
1999 issue at 3-month Euribor + 0.1875%	**-**	200	200
1999 issue at 3-month Euribor + 0.125%	**-**	350	350
1998 issue at 3-month Libor + 0.0625%	**153**	153	153
1997 issue at 3-month Libor	**-**	-	-
1997 issue at 3-month Pibor	**-**	-	-
1997 issue at 6.30%	**213**	213	213
1996 issue at 6.60%	**305**	305	305
1995 single-coupon issue	**259**	244	228
Total	**4,336**	4,165	2,899
Accrued interest	**108**	103	103
Total	**7,715**	6,884	5,544

D. Interest bearing borrowings, excluding redeemable shares, mature as follows

€ million	2002	2001	2000
Automobile Division			
Within one year	**3,343**	4,977	5,563
Between 1 and 2 years	**333**	269	603
Between 2 and 3 years	**399**	315	248
Between 3 and 4 years	**924**	398	331
Between 4 and 5 years	**686**	993	410
After 5 years	**1,239**	649	1,176
Total	**6,924**	7,601	8,331
Sales financing Division			
Within one year	**11,122**	11,390	10,290
Between 1 and 2 years	**2,446**	1,989	1,930
Between 2 and 3 years	**1,594**	1,551	1,299
Between 3 and 4 years	**896**	965	661
Between 4 and 5 years	**225**	777	968
After 5 years	**2,478**	374	938
Total	**18,761**	17,046	16,086
Interdivision transactions			
Within one year	**(1,297)**	(1,252)	(1,211)
Between 1 et 2 years	**-**	-	-
Between 2 and 3 years	**-**	-	-
Between 3 and 4 years	**-**	-	-
Between 4 and 5 years	**-**	-	-
After 5 years	**(242)**	(245)	(245)
Total	**(1,539)**	(1,497)	(1,456)
Consolidated total			
Within one year	**13,168**	15,115	14,642
Between 1 and 2 years	**2,779**	2,258	2,533
Between 2 and 3 years	**1,993**	1,866	1,547
Between 3 and 4 years	**1,820**	1,363	992
Between 4 and 5 years	**911**	1,770	1,378
After 5 years	**3,475**	778	1,869
Total	**24,146**	23,150	22,961

Short-term drawings on credit lines with maturities of more than one year amount to €43 million at December 31, 2002 (€5 million at December 31, 2001), of which €12 million (€5 million at December 31, 2001) concerned the Automobile Division.

E. Breakdown by currency of interest-bearing borrowings (excluding redeemable shares), after the effect of derivative financial instruments

€ million	2002	2001	2000
Euro zone currencies	**20,696**	18,832	20,018
Non Euro zone EU currencies	**558**	651	1,135
Yen	**1,880**	983	593
Other currencies	**1,012**	2,684	1,215
Total	**24,146**	23,150	22,961

F. Taking into account the effect of derivative instruments, the breakdown of long-term fixed-rate and floating-rate borrowings is as follows

€ million	2002	2001	2000
Fixed-rate borrowings	**5,845**	4,847	3,475
Floating-rate borrowings	**7,678**	5,672	5,859
Total	**13,523**	10,518	9,334

G. Average weighted interest rates on short-term financial debt

€ million	2002	2001	2000
Originally short-term financial debts	**3.61%**	3.75%	5.27%
Current portion of long-term financial debt	**3.69%**	4.15%	4.72%
Total financial debt due in less than one year	**3.62%**	3.81%	5.23%

The amount of interest paid in 2002 by the Automobile Division totalled €(295) million (€ (346) million in 2001).

H. Credit lines

At December 31, 2002 the Renault Group's open credit lines with banks amounted to the equivalent of €9,476 million in various currencies (€11,090 million in 2001 and €9,306 million in 2000), with maturities extending to 2007. The short-term portion amounted to €2,490 million (€3,025 million in 2001).

A total of €738 million of these credit lines was in use at December 31, 2002, compared to €2,919 million at December 31, 2001 and €2,001 million at December 31, 2000.

26 - OTHER LIABILITIES AND DEFERRED INCOME

€ million	2002	2001	2000
Tax liabilities	**855**	866	796
Social liabilities	**1,252**	1,095	1,261
Other	**2,961**	2,708	3,530
Deferred income	**718**	837	573
Total	**5,786**	5,506	6,160

The sale of Irisbus in 2002 (note 3-1-B) contributed €(41) million to the decrease in Other liabilities and deferred income. In 2001, the disposal of the Renault VI Group as part of the Renault/Volvo agreement (see note 3-2-C) and the sale of the CAT Group led to decreases in this item of €(1,592) million and €(38) million respectively.

27 - NET FINANCIAL INDEBTEDNESS

€ million	2002	2001	2000
Redeemable shares	324	324	318
Bonds	3,294	2,646	2,582
Other interest-bearing borrowings	3,630	4,956	4,886
Interest-bearing borrowings	**7,248**	7,926	7,786
Investment loans	(1,805)	(2,037)	(1,535)
Treasury shares	(334)	(282)	(252)
Other marketable securities	(151)	(103)	(210)
Loans and marketable securities	**(2,290)**	(2,422)	(1,997)
Cash and cash equivalents	(2,463)	(1,577)	(996)
Net financial indebtedness	**2,495**	3,927	4,793

The sales financing activity is considered as an operating activity for the Group. The net financial indebtedness therefore concerns the automobile division only, and comprises its interest-bearing borrowings less cash and financial assets (note 1-B).

Changes in the net financial indebtedness

€ million	2002	2001
Cash flow	3,179	1,395
Decrease (increase) in working capital	322	1,751
Investment in property, plant and equipment and intangibles, net of disposals	(2,968)	(2,546)
Acquisition of Nissan shares	(1,875)	-
Acquisition of other investments, net of disposals	112	604
Capital increase reserved for Nissan	2,166	-
Change in other investments	144	(44)
Other capital transactions	(234)	(254)
Translation adjustment and other	586	(40)
Change in net financial indebtedness	**1,432**	866

28 - OFF BALANCE SHEET COMMITMENTS: FINANCIAL INSTRUMENTS

A. Management of exchange and interest rate risk

The corresponding commitments, expressed in terms of notional amount where appropriate, are shown below for each division:

Automobile

€ million	2002	2001	2000
Foreign exchange risk :			
Currency swaps			
Purchases	2,000	0	582
Sales	1,943	0	582
Other forward exchange contracts and options			
Purchases	13,192	14,790	13,382
Sales	13,139	14,817	13,444
Interest rate risks:			
Interest rate swaps	36,385	28,915	17,991
FRAs			
Purchases	200	520	369
Sales	400	520	197
Other interest rate hedging instruments			
Purchases	2,547	4,359	546
Sales	2,478	4,359	633

The main transactions undertaken in 2002 by the Automobile Division to manage its foreign exchange risk were:

- Currency swaps and forward sales of yen, for total nominal value of €3,809 million (467.3 billion yen) as a partial hedge of Renault's net investment in Nissan (note 12-D).
- Forward sales of US dollars against the Euro, for a nominal value of €1,040 million, concluded to finance automobile activities in Latin America.

Sales financing

€ million	2002	2001	2000
Foreign exchange risk:			
Currency swaps			
Purchases	48	1,346	610
Sales	52	1,445	642
Other forward exchange contracts and options			
Purchases	1,094	681	554
Sales	1,073	695	525
Interest rate risks :			
Interest rate swaps	17,930	13,651	11,541
FRAs			
Purchases	50	-	-
Sales	50	-	-
Other interest rate hedging instruments			
Purchases	7	10	11
Sales	0	0	0

B. Market value of financial instruments

The carring amounts on the balance sheet and the estimated market values of the Group's financial instruments are broken down as follows:

€ million	2002		2001		2000	
	Book value	Market value	Book value	Market value	Book value	Market value
Assets						
Other listed securities	-	-	-	-	514	543
Other unlisted securities[a]	187	ND	223	ND	208	ND
Other investments (I)	**187**	**ND**	223	ND	722	ND
Securities included in other financial assets (II)	**1**	**1**	16	16	10	10
Trading securities	23	23	43	43	21	21
Other securities	471	505	347	371	445	470
Marketable securities (III)	**494**	**528**	390	414	466	491
Total investment portfolio (I + II + III)	**682**	**-**	629	-	1,198	-
Investment loans	1,689	1,670	1,692	1,667	2,019	1,989
Sales financing receivables	17,872	17,353	16,845	16,625	15,513	15,309
Cash and cash equivalents	3,354	3,354	2,135	-	1,812	-
Liabilities						
Redeemable shares	(339)	(556)	(341)	(616)	(336)	(633)
Bonds	(7,715)	(8,077)	(6,884)	(6,966)	(5,544)	(5,485)
Other interest-bearing borrowings	(16,431)	(16,475)	(16,266)	(16,383)	(17,417)	(17,588)

(a) It has not been possible to determine the market value of equity stakes in some unlisted companies with which the Group does business and for which comparisons with similar listed companies are unavailable.

Estimated market value of off-balance sheet commitments:

€ million	2002		2001		2000	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Forward exchange contracts	13,340	13,284	14,072	14,102	13,692	13,727
Currency swaps	2,307	2,167	1,348	1,452	1,193	1,228
Interest rate swaps	2,052	2,104	731	557	27	(47)
Interest rate futures	50	50	0	0	0	0

Assumptions and methods adopted:

Estimated market values are based on information available on the markets and arrived at using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are by nature theoretical, and judgment plays a major role in interpreting market data. Adopting different assumptions or pricing methods could therefore have a significant impact on the values estimated.

Market values have been determined on the basis of information available at the end of the fiscal year and do not therefore take account of subsequent movements.

The main assumptions and valuation methods are as follows:

- Securities (marketable securities, redeemable securities and other securities): the market value of securities is determined mainly by reference to market prices. Redeemable securities and other securities for which there is no trading price have been estimated by reference to the market price of similar securities, if such exist.
- Investment loans: for loans with an original maturity of less than three months and for floating-rate loans, the value recorded on the balance sheet is considered to be the market value. Other fixed-rate loans have been estimated by discounting future cash flows using the rates offered to Renault at December 31, 2002, December 31, 2001 and December 31, 2000 for loans having similar conditions and maturities.
- Sales financing receivables: sales financing receivables at fixed rates have been estimated by discounting future cash flows at rates that would be applicable to similar loans (conditions, maturity and debtor quality) as at December 31, 2002, December 31, 2001 and December 31, 2000.
- Cash and cash equivalents: the value recorded on the balance sheet is considered the market value.
- Bonds and other interest-bearing borrowings: the market value of listed bonds has been estimated at year-end market prices. For the debts of the Sales Financing activity, evidenced by securities issued with a life of less than 90 days, the value recorded on the balance sheet is considered the market value. The market value of other financial debt was determined by discounting future cash flows at the rates offered to Renault at December 31, 2002, December 31, 2001 and December 31, 2000 for borrowings having similar conditions and maturities.
- Off-balance sheet foreign exchange instruments: the market value of forward contracts is estimated on the basis of prevailing market conditions. The market value of currency swaps is determined by discounting cash flows using exchange rates and interest rates prevailing at December 31, 2002, December 31, 2001 and December 31, 2000 for the contracts' residual lives.
- Off-balance sheet interest rate instruments: the market value of interest rate swaps represents the amount Renault would receive (or pay) if it settled outstanding contracts at the end of the fiscal year. Unrealized capital gains or losses, determined on the basis of prevailing interest rates and the quality of the counterparty to each contract, are taken into account at December 31, 2002, December 31, 2001 and December 31, 2000.

29 - OTHER OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES

A. The group is committed for the following amounts:

€ million	2002	2001	2000
Customer guarantees and endorsements (sales financing)	72	107	3
Other guarantees given	669	1,279	1,316
Lease commitments	1,063	1,229	1,221
Opening of confirmed credit lines for customers	705	742	770
Securities payable on repurchase or forward transactions	20	12	14

"Lease commitments" include rent from non-cancellable leases to which the Group is committed. These are broken down as follows:

€ million	2002	2001	2000
Less than 1 year	104	140	141
Between 1 and 2 years	101	141	139
Between 2 and 3 years	102	140	131
Between 3 and 4 years	98	131	118
Between 4 and 5 years	92	115	116
Between 5 and 10 years	471	454	541
More than 10 years	95	6	43

At December 31, 2002, the Group was committed to firm investment orders of €988 million, compared to €1,267 million at December 31, 2001 and €1,370 million at December 31, 2000.

B. Guyancourt Technocentre

In March 1995, the Group signed an agreement with a group of investors under which the Technocentre, a single site combining Renault new-vehicle research and development units, would be built by a real estate company 15%-owned by Renault and 85% by the investors. This company leased the centre to Renault at prevailing market rents under a lease expiring at the end of 2010. The agreement gave Renault the option to acquire the Technocentre at its initiative, at any time between 2000 and 2010.

This agreement was renegotiated during the first half of 2002, when a further investment was made for the construction of the second stage of the Technocentre complex. Under the terms of the new agreement, concluded on June 25, 2002:

- Renault withdrew from the real estate company by selling its 15% of shares to the group of investors (this has no significant impact on the Renault financial statements), and the advances previously made by Renault to the real estate company were repaid.
- an amended 11 1/2-year lease was signed at market prices, resulting in an annual saving on rental of approximately €15 million. The total rent for the period, on a non-discounted basis, is estimated at €1,008 million.
- Renault has the option to acquire the Technocentre at the end of 2007 or 2009, or upon expiry of the final year of the lease (in 2013), at market prices applicable at the date the option is exercised.

These operations had a favourable overall effect on the Group's net financial indebtedness of €214 million.

C. The Renault Véhicules Industriels/Volvo operation

In 2001, Renault and Volvo began arbitration proceedings concerning the interpretation of the contractual terms for transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault therefore established a provision in 2001 by adjusting the capital gain recorded on the transfer. Renault does not expect the result of these arbitration proceedings to have a significant impact on its financial position. There were no new developments in connection with this matter during 2002.

D. End-of-life vehicles

Under EC directive 2000/53/EC concerning end-of-life vehicles, published in September 2000, member states will be obliged to take measures to ensure that:

- Vehicles at the end of their useful life can be transferred to an approved processing centre free of charge to the last owner.
- Specific progressive targets are met concerning the re-use rate for vehicle components, with priority given to recycling, and the value of components that can be re-used.

These measures currently concern vehicles put on the market since July 1, 2002, but will be extended to apply to all vehicles on the road by January 1, 2007.

Member states must adopt this directive into domestic law and ensure compliance by manufacturers, who may have to bear the costs of introducing the system and the expense of transferring vehicles to a storage centre free of charge to the last owner.

At December 31, 2002, the situation was as follows:

- The EC directive has been incorporated into national regulations in Germany, the Netherlands and Austria. Renault has established a provision, based on the present value of the estimated cost of disposal in 2006, for all vehicles currently on the road sold between 1996 and the date of application of the law in each country. The provision amounts to €19 million €15 million of this total concerns vehicles sold before the date the law took effect and is included in "Other operating income and expenses" (note 6), and €4 million, concerning vehicles sold after that date, is included in "Cost of goods and services sold".
- As there were no new developments concerning this directive in other EC countries in 2002, it is thus as yet impossible to estimate the impact of application of the directive. As far as France is concerned, in view of the prospects for organizing recycling operations, Renault does not expect that manufacturers will bear any significant residual cost.

E. Vehicle transfers within the EC

At the end of March 1999, the European Commission began an inquiry into transfers of Renault vehicles within the European Community. The Group is still awaiting the Commission's final decision, which should be issued in 2003.

F. Renault Argentina

Renault Argentina SA manages a savings plan called Plan Rombo SA, designed to enable savers' groups to acquire vehicles. The savers make monthly contributions to the plan and a vehicle is delivered at the end of a given period. At December 31, 2002, Plan Rombo SA had approximately 1,100 savers' groups on its books. Renault Argentina SA and Plan Rombo SA are jointly responsible to subscribers for the correct operation of the plan. Renault's corresponding off-balance sheet commitment amounts to 137 million Argentinian pesos.

G. Other commitments

- Disposals of subsidiaries or businesses by the Group generally include representations and warranties in the buyer's favour. At December 31, 2002, Renault had not identified any significant risks in connection with these operations.
- Following partial sales of subsidiaries during previous years, Renault retains options to sell all or a portion of its residual investment. Exercising these options would not have any significant impact on the consolidated financial statements.
- The agreement signed in 2000 by Renault, Samsung Motors Inc. and Hanvit Bank gives Renault the option to purchase Hanvit Banks's 10% interest in Renault Samsung Motors. This option can be exercised from December 2005. Should Renault exercise this option, which would bring its investment in Renault Samsung Motors up to 80.1%, there would be no significant impact on the consolidated financial statements.
- The Group is periodically subject to tax audits in France and other countries in which it operates. Tax adjustments are recorded in the financial statements. Contested tax adjustments are also taken into account for an amount equal to the estimated risk.

30 - TRANSACTION IN PROGRESS: SOFASA (COLOMBIA)

On December 7, 2002, Renault, Toyota and Mitsui signed a letter of intention with Valores Bavaria concerning acquisition of the Colombian group's 51.3% holding in Sofasa SA. Upon finalization of the transaction, due to take place by March 1, 2003, the three signatories will strengthen their industrial cooperation in Colombia by becoming the only shareholders of Sofasa SA. Renault is to increase its own investment from 23.7% to 60%, Toyota from 17.5% to 28% and Mitsui from 7.5% to 12%. This transaction confirms Renault's intention to reinforce its operations in Andean Pact countries.

31 - MAJOR COMPANIES CONSOLIDATED AT DECEMBER 31, 2002

Fully consolidated companies

Renault Group's interest (%)		2002	2001	2000
AUTOMOBILE				
Renault s.a.s.[a]	France	100	-	-
Société Immobilière Renault Habitation	France	100	100	100
Cofiren Renault et Cie	France	100	100	100
Renault Développement Industriel et Commercial	France	100	100	100
Technologie et Exploitation Informatique	France	100	100	100
Société de Financement des Moyens Informatiques	France	100	100	100
Renault Group BV	Netherlands	100	100	100
GIE Technocentre	France	100	100	100
Renault Espana SA (ex-Fabrication de Automobiles Renault de Espana)	Spain	100	100	100
Mecanizacion Contable S.A.	Spain	100	100	100
Vehicle Engineering and Manufacturing				
Renault Industrie Belgique	Belgium	100	100	100
Société de Transmissions Automatiques	France	80	80	80
Société de Véhicules Automobiles de Batilly	France	100	100	100
Maubeuge Construction Automobile	France	100	100	100
Société de Magasinage et de Gestion des Stocks	France	100	100	100
IDVU	France	100	100	100
Société des Automobiles Alpine Renault	France	100	100	100
Emboutissage Tôlerie Gennevilliers	France	100	100	100
SNC Renault Douai	France	100	100	100
SNC Renault Flins	France	100	100	100
SNC Renault Sandouville	France	100	100	100
SNC Renault Cléon	France	100	100	100
SNC Renault Le Mans	France	100	100	100
SCI Parc Industriel du Mans	France	100	100	100
Fonderie Le Mans	France	100	100	100
Société Nouvelle de Transmissions	France	80	80	80
Auto Châssis International Le Mans	France	100	100	100
Auto Châssis International Villeurbanne	France	100	100	100
CACIA	Portugal	100	100	100
Agricultural Equipment				
Renault Agriculture	France	100	100	100
Other companies				
Groupe SNR (Société Nouvelle de Roulements)	France	100	100	100
CAT France and its subsidiaries[b]	France	-	-	100
Arkanéo (ex-Carevia France)	France	100	100	100
Car life Siège and its subsidiaries	France	100	100	100
France Services Rapides	France	100	100	100
Renault F1 Team Ltd. (ex-Benetton Formula Ltd.)	United Kingdom	100	100	100

(a) Renault s.a.s. was formed on January 1, 2002 by means of a business transfer (apport partiel d'actifs) from Renault SA.
(b) Note 3-2-D.

Fully consolidated companies (cont.)

Renault Group's interest (%)		2002	2001	2000
Sales - France				
Renault France Automobiles (RFA) and its subsidiaries	France	100	100	100
Sales - Europe				
Renault Italia and its subsidiaries	Italy	100	100	100
Renault Nissan Deutsche AG (ex-Deutsche Renault) and its subsidiaries	Germany	100	100	100
Renault Belgique Luxembourg	Belgium	100	100	100
Renault Nissan Nederland	Netherlands	100	100	100
Renault Amsterdam	Netherlands	100	100	100
Renault U.K.	United Kingdom	100	100	100
Renault Osterreich Automobilvertriebs	Austria	100	100	100
Renault Vienne	Austria	100	100	100
Renault Nissan Suisse SA	Switzerland	100	100	100
Renault Portuguesa	Portugal	100	100	100
Renault Espana Comercial S.A. and its subsidiaries	Spain	100	100	100
Renault Retail Group	United Kingdom	100	100	100
Renault Hungaria	Hungary	100	100	100
Renault Ceska République	Czech Republic	100	100	100
Renault Polska	Poland	100	100	100
Renault Croatia	Croatia	100	100	-
Renault Slovakia	Slovakia	100	100	-
Renault Slovénia d.o.o.(a)	Slovenia	100	-	-
International Operations and Asia-Pacific				
Oyak Renault Otomobil Fabrikalari	Turkey	52	52	52
Revoz	Slovenia	67	67	54
Dacia	Roumania	93	93	80
Renault Morocco(b)	Morocco	80	80	80
Renault Samsung Motors	South Korea	70	70	70
Renault Mexico	Mexico	100	100	-
Renault Corporativo S.A. de C.V.	Mexico	100	100	-
Mercosur				
Cofal	Luxembourg	77	77	77
Renault do Brasil SA	Brazil	77	76	76
Renault do Brasil LTDA	Brazil	78	77	77
Groupe Renault Argentina	Argentina	67	67	64
After-sales				
Sodicam 2	France	100	100	100
French Investment Financing Companies				
Société Immobilière de Construction Française pour l'Automobile et la Mécanique	France	100	100	100
Société Immobilière d'Épone	France	100	100	100
Société Immobilière pour l'Automobile et la Mécanique	France	100	100	100
Holding Companies and other Credit Institutions				
Renault Holding	Switzerland	100	100	100
Compagnie Financière Renault	France	100	100	100
Société Financière et Foncière	France	100	100	100
Renault Finance	Switzerland	100	100	100

(a) Renault Slovenia d.o.o. was set up in June 2002 and took over Révoz's sales activity.
(b) Renault Morocco was accounted for by the equity method until October 31, 2000.

Renault Group's interest (%)		2002	2001	2000
COMERCIAL VEHICLES[a]				
Renault Véhicules Industriels	France	-	-	100
Holding Companies				
Chardin Val d'Or	France	-	-	100
Interautomobile	Switzerland	-	-	100
Renault Truck Commercials	United Kingdom	-	-	100
Industrial Research and Development Companies				
Société de Construction Mécanique de l'Arbresle	France	-	-	100
Other companies				
Mack Trucks and its industrial, commercial and financial subsidiaries	USA	-	-	100
France Véhicules Industriels	France	-	-	100
Laudate	France	-	-	100
Renault Vehiculos Industriales	Spain	-	-	100
Renault V.I. Belgique	Belgium	-	-	100
Renault LKW	Germany	-	-	100
Renault Veicoli Industriali	Italy	-	-	100
Renault Truck Industries	United Kingdom	-	-	100
Renault Vehiculos Commerciais	Portugal	-	-	100
Renault V.I. Nubag	Switzerland	-	-	100
Renault V.I. Lastbiler	Denmark	-	-	100
Renault V.I. Lastkraftwagen	Autria	-	-	100
Renault Trucks Polska	Poland	-	-	100

(a) Renault VI was sold on January 2, 2001 as part of the Renault VI / Volvo operation (note 3-2-C).

Fully consolidated companies (cont.)

Renault Group's interest (%)		2002	2001	2000
SALES FINANCING				
Sales Financing - France				
RCI Banque (ex-Renault Crédit International S.A.)	France	100	100	100
DIAC	France	100	100	100
Compagnie de Gestion Rationnelle	France	100	100	100
Société de Gestion, d'Exploitation de Services en moyens administratifs	France	100	100	100
Diac Location	France	100	100	100
Renault V.I. Finance[a]	France	-	-	100
Sales Financing - outside France				
RCI Finanzholding GmbH (ex-Renault Finanzholding)	Germany	100	100	100
RCI Leasing GmbH co OHG (ex-Renault Leasing Beteiligungs)	Germany	100	100	100
RCI GmbH	Austria	-	-	100
Renault Bank	Austria	100	100	100
Renault Autofin SA (ex-Renault Crédit SA)	Belgium	100	100	100
Overlease Belgique	Belgium	100	100	100
Renault Financiaciones	Spain	100	100	100
Accordia Espana SA (ex-Renault Leasing de Espana)	Spain	100	100	100
Renault Financial Services Ltd.[b]	United Kingdom	-	-	50
RCI Financial Services BV (ex-Overlease NV)	Netherlands	100	100	100
Finrenault	Italy	-	-	100
Refactor	Italy	100	100	100
Sveviafin	Italy	-	-	50
RCI Gest SCA (ex-Renault Gest SCA) and its subsidiaries	Portugal	100	100	100
Renault Crédit SA	Switzerland	100	100	100
Accordia	Italy	100	100	100
Diac Belgique[c]	Belgium	-	100	100
Nissan Finanzholding GmbH (ex-Nissan Bank)	Germany	-	-	100
Nissan Leasing Allemagne	Germany	-	-	100
Nissan Versicherungs-Service	Germany	-	-	100
Nissan Finance b.v.	Netherlands	-	-	100
Nissan Finance Ltd.	United Kingdom	100	100	100
Nissan Finanziaria spa	Italy	-	-	100
Consorcio Renault do Brasil	Brazil	100	100	100
RCI Argentine	Argentina	100	100	100
Renault Crédit Polska[d]	Poland	100	100	100
Holding Companies and other Credit Institutions				
Renault Acceptance BV	Netherlands	100	100	100
Renault Acceptance Ltd.	United Kingdom	100	100	100
Renault Acceptance GmbH	Germany	100	100	100
Service companies				
Société Internationale de Gestion et de Maintenance Automobile	France	100	100	100
Réalisation, Études, Courtage et Assurances	France	100	100	100
Overlease Espagne (ex-Renault Services Espagne)	Spain	100	100	100
Artida (ex-Difusora de Seguros S.A.)	Spain	100	100	100
RCI Gest Seguros (ex-Gest Seguros)	Portugal	100	100	100
RCI Versicherungs Service GmbH (ex-Renault Versicherungs Dienst)	Germany	100	100	100
Renault Services SA	Belgium	100	100	100
Renault do Brasil SA Corr. de Seguros	Brazil	100	100	-

(a) Renault VI Finance was sold to AB Volvo on January 2, 2001 as part of the Renault VI / Volvo operation (note 3-2-C).

(b) From December 31, 2001, Renault Financial Services, previously fully consolidated, is proportionately consolidated (50%). This change follows the redefinition by the shareholders of the partnership structure, and is based on 50/50 shared control

(c) Diac Belgique was liquidated in December 2002.

(d) Renault Crédit Polska, previously unconsolidated, is fully consolidated as of June 2002.

Proportionately consolidated companies

Renault Group's interest (%)		2002	2001	2000
AUTOMOBILE				
Vehicle Engineering and Manufacturing				
Française de Mécanique	France	50	50	50
Société Franco-Suédoise de Moteurs P.R.V.	France	-	-	50
GIE TA 96	France	50	50	50
Other companies				
Roulements Nadella and its subsidiaries[a]	France	-	-	50
SALES FINANCING				
Sygma Finance	France	50	50	50
Renault Crédit Car	Belgium	50	50	50
CFI Renault do Brasil	Brazil	60	60	60
Cia Arrademento Mercantil Renault do Brasil	Brazil	60	60	60
Rombo Compania Financiera	Argentina	60	60	60
Renault Financial Services Ltd.[b]	United Kingdom	50	50	-
OTHER				
Iris Bus Holding and its subsidiaries[c]	Spain	-	50	50

Companies accounted for by the equity method

Renault Group's interest (%)		2002	2001	2000
AUTOMOBILE				
International Operations				
Sociedad de Fabricacion de Automotores	Colombia	24	24	24
MAIS	Turkey	49	49	49
Groupe Nissan Motor	Japan	44.4	36.8	36.8
Other companies				
Groupe Teksid	Italy	33	33	33
OTHER				
A.B. Volvo	Sweden	21	21	-

(a) Sold in 2001

(b) From December 31, 2001, Renault Financial Services, previously fully consolidated, is proportionately consolidated (50%). This change follows the redefinition by the shareholders of the partnership structure, and is based on 50/50 shared control.

(c) The investment in Irisbus was sold on January 2, 2002 (note 3-1-B).

6 Main Subsidiaries

Renault s.a.s.

13-15 Quai Le Gallo
92512 Boulogne-Billancourt Cedex – France

- Wholly-owned subsidiary of Renault S.A.
- Business: Design, manufacture, sale, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and production of spare parts and accessories used in connection with the manufacture and operation of vehicles. Also, all types of services relative to such activities and, more generally, all industrial, commercial, financial, investment and real-estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 2 of the articles of incorporation).
- 2002 revenues: €32,725 million.
- Workforce at December 31, 2002: 48,086.

Renault España

Carretera de Madrid, km 185
47001 Valladolid, Spain

- 99.72% owned by Renault.
- Business: Manufacture and marketing, via its sales subsidiary Recsa, of Renault passenger cars and light commercial vehicles in Spain.
- Plants in Valladolid, Palencia and Seville.
- 2002 revenues: €6,904 million (data sourced from local consolidation).
- Workforce: 12,958 (data sourced from local consolidation).

Renault France Automobiles

117-199 Avenue Victor-Hugo
92100 Boulogne-Billancourt, France

- Wholly owned by Renault.
- Business: Trade, repair, maintenance and leasing of passenger cars and light commercial vehicles.
- 68 branches in France.
- 2002 revenues: €3,871 million (consolidated data, contribution to group).
- Workforce: 9,732.

Renault Argentina

Fray Justo Santa Maria de Oro 1744
1414 Buenos Aires, Argentina

- 66.64% owned by Renault.
- Business: Manufacture and marketing of Renault vehicles.
- Plant in Cordoba.
- 2002 revenues: ARS564.5 million (data sourced from local consolidation).
- Workforce: 1,707.

Renault do Brasil

Avenida Renault
1300 Borda do Campo
São Jose dos Pinhais, Estado do Parana, Brazil

- 77.3% owned by Renault.
- Business: Manufacture and marketing of vehicles and automobile equipment.
- Plant in Curitiba.
- 2002 revenues: BRL1,559 million (local data).
- Workforce: 2,660.

Renault Agriculture S.A.

7 Rue Dewoitine
78141 Vélizy-Villacoublay, France

- Wholly owned by Renault.
- Business: Design, manufacture and sale of tractors and ancillary equipment.
- Plant in Le Mans.
- 2002 revenues: €576 million (consolidated data, contribution to group).
- Workforce: 1,974.

OYAK-Renault Otomobil Fabrikalari

Barbaros Plaza C blok No 145 K/6
80700 Dikilitas Besiktas, Istanbul, Turkey

- 51.64% owned by Renault.
- Business: Assembly and manufacture of Renault vehicles.
- Plant in Bursa.
- 2002 revenues: TRL21,416,219 billion (parent company data, restated for hyperinflation).
- Workforce: 3,731.

S.N.R. Roulements

1 Rue des Usines
74010 Annecy, France

- Wholly owned by Renault.
- Business: Manufacture and marketing of bearings.
- Four plants in the Annecy area, one plant in Alès.
- 2002 revenues: €348 million (consolidated data, contribution to group).
- Workforce: 3,689.

Dacia

Calea Floreasca
Nr. 133-137, Sector 1
Bucharest, Romania

- 92.72% owned by Renault.
- Business: Manufacture and marketing of motor vehicles.
- Plant in Pitesti.
- 2002 revenues: €262 million (consolidated data, contribution to group).
- Workforce: 16,472.

Renault Samsung Motors

17th Floor, HSBC Building
25 Bongrae-Dong 1-Ga, Jung-Gu
Seoul 100-161, Korea

- 70.10% owned by Renault.
- Business: Manufacture and marketing of motor vehicles.
- Plant in Busan.
- 2002 revenues: €1,400 million (consolidated data, contribution to group).
- Workforce: 4,938.

Revoz

Belokranjska Cesta 4
8000 Novo Mesto, Slovenia

- 66.68% owned by Renault s.a.s.
- Business: Manufacture of Renault vehicles.
- Plant in Novo Mesto.
- 2002 revenues: SIT213,709 million.
- Workforce: 2,142.

Compagnie Financière Renault

27-33 Quai Le Gallo
92512 Boulogne-Billancourt Cedex, France

- Wholly owned by Renault.
- Business: Holding company for the companies of the Renault group's Sales Financing Division (vehicle financing and associated services, management of the Renault group's treasury and risk exposure, financing of real estate and IT investments), strategic shareholdings of the group.
- Total assets (parent company) at December 31, 2002: €1 billion.
- Workforce at December 31, 2002: 9.

Société Financière et Foncière

27-33 Quai Le Gallo
92109 Boulogne-Billancourt Cedex, France

- Wholly owned by Compagnie Financière Renault.
- Business: Centralized cash management for the Renault group.
- Total assets (parent company) at December 31, 2002: €259 million.
- Workforce: 35.

Renault Finance

48 Avenue de Rhodanie
Case postale 1002 Lausanne, Switzerland

- Wholly owned by Renault Holding (a wholly-owned subsidiary of Compagnie Financière Renault).
- Business: Capital market transactions (foreign exchange, interest rates, hedging of industrial metals transactions) for Renault and its industrial and commercial subsidiaries; interbank dealing.
- Total assets (parent company) at December 31, 2002: €2,769 million.
- Workforce: 23.

RCI Banque

14 Avenue du Pavé-Neuf
93168 Noisy-le-Grand Cedex, France

- Wholly owned by Compagnie Financière Renault.
- Business: Holding company for the sales financing and customer services entities of Renault and Nissan. Inventory financing (vehicles and spare parts) for Renault and Nissan Europe.
- Net financings in 2002: €9.4 billion.
- Total assets (parent company) at December 31, 2002: €17.3 billion.
- Workforce: 3,417.

Organization chart



RENAULT SA
15%
RENAULT-NISSAN b.v.
50%
DACIA
and its subsidiaries
93%
REVOZ
(Slovenia)
67%
SOFASA
(Colombia)
24%
RENAULT
MORROCO
80%
RENAULT S.A.S.
100%
NISSAN MOTOR
44.4%
NISSAN FINANCE
Co. Ltd
AUTOMOBILE DIVISION
RENAULT
ALGERIA
49%
51%
VOLVO
20%
FRANCE
RDIC
PEUGEOT
FRANÇAISE
DE MÉCANIQUE
GIE TA 96
SOCIÉTÉ
TRANSMISSIONS
AUTOMATIQUES
RENAULT
FLINS
RENAULT
LE MANS
RENAULT
CLÉON
RENAULT
SANDOUVILLE
RENAULT
DOUAI
ACI LE MANS
SNT
FONDERIE
LE MANS
RFA SIMCRA
RENAULT* FRANCE
AUTOMOBILES
SIAM
SI ÉPONE
ACI
VILLEURBANNE
GIE
TECHNOCENTRE
SIRHA
ALPINE
SODICAM 2
ARKANEO
TECHNOLOGIE
EXPLOITATION
INFORMATIQUE
RDIC
SOFIMIN
CARLIFE
and subsidiaries
SOFRASTOCK
RENAULT
GROUP BV
COFIREN
FIAT
TEKSID
65.5%
33.5%
MAUBEUGE
CONSTRUCTION
AUTOMOBILE
RENAULT
AGRICULTURE
GROUPE SNR
ETG
SOVAB
I-DVU
ALPINE
EUROPE
RENAULT
HUNGARIA
RENAULT
OSTERREICH*
(Austria)
RENAULT
BELGIQUE*
LUXEMBOURG
RENAULT
INDUSTRIE
(Belgium)
RENAULT
ITALIA*
RENAULT
CROATIA
NEGOCIOS DE
AUTOMACION SA
MECONSA
(Spain)
RENAULT
ESPAÑA SA
RENAULT NISSAN
DEUTSCHE AG
(Germany)
RENAULT NISSAN
NEDERLAND*
RENAULT UK
(UK)
RENAULT NISSAN
SUISSE
RENAULT
SLOVENIA
CACIA
RENAULT
PORTUGUESA
RECSA
and its subsidiaries
RENAULT
GROUP BV
GRIGNY UK Ltd
RENAULT F1
TEAM
RENAULT
RETAIL GROUP
RENAULT
HOLDING
RENAULT
POLSKA
RENAULT
CESKA REPUBLICA
RENAULT
SLOVENSKO
(Slovakia)
LATIN AMERICA
RENAULT
DO BRASIL COM. E.
PARTICIP. LTDA
RENAULT
DO BRASIL SA
COFAL
GROUPE
RENAULT
(Argentina)
RENAULT
HOLDING
RENAULT
MEXICO
RDIC
RENAULT
CORPORATIVO
(Mexico)
AFRICA/ASIA
RENAULT-SAMSUNG
MOTORS
70%
MAIS
(Turkey)
OYAK
RENAULT
(Turkey)
49%
51%

The Renault group (consolidated companies) on December 31, 2002


SALES FINANCING DIVISION
COMPAGNIE FINANCIÈRE RENAULT
RCI Banque
REAL ESTATE AND IT FINANCING FOR THE RENAULT GROUP
CASH MANAGEMENT AND REFINANCING FOR THE RENAULT GROUP
SIAM
RENAULT HOLDING
RENAULT FINANCE
SI EPONE
SFF
SICOFRAM
RENAULT ACCEPTANCE BV (Netherlands)
RCI VERSICHERUNG SERVICE GmbH
RENAULT ACCEPTANCE GmbH (Germany)
RCI Leasing GmbH Co OHG (Germany)
RCI Finanzholding (Germany)
RCI GEST LEASING (Portugal)
RCI Gest SGPS (Portugal)
RCI Gest SCA (Portugal)
RCI Gest Seguros (Portugal)
ACCORDIA (Spain)
RENAULT FINANCIACIONES (Spain)
OVERLEASE (Spain)
RCI BANQUE AG (Austria)
ARTIDA SA (Spain)
OVERLEASE (Italy)
RNC Spa (Italy)
RENAULT ACCEPTANCE LTD (UK)
REFACTOR (Italy)
RFS (UK)
RENAULT SERVICES BELGIQUE
OVERLEASE (Belgium)
RCI Banque
Renault Do Brasil SA Corr de Seguros
Consorcio Renault Do Brasil
RENAULT CRÉDIT POLSKA
NISSAN FINANCE Ltd
SYGMA FINANCE
COGERA (France)
DIAC (France)
SOGESMA (France)
DIAC LOCATION (France)
RECA (France)
SIGMA (France)
RENAULT AUTOFIN (Belgium)
RENAULT CREDIT CAR
RCI FINANCIAL SERVICES BV (Netherlands)
RCI FINANCE SA (Switzerland)
Companhia de Arrendamento Mercantil Renault do Brasil
CFI Renault do Brasil
Rombo Compania Financiera (Argentina)
100%
3%
5%
45%
10%
90%
49%
50 %
50%
1%
99%
95%
60%
Fully consolidated companies
Companies accounted for under the equity method
Companies consolidated on proportionate basis
Non-consolidated companies
* and subsidiaries

) Renault owns 20% of AB Volvo's equity. After taking into account Volvo's treasury stock, Renault's stake in Volvo is 21.05%.

7
Draft Resolutions



A world first in the compact minivan segment, Scénic II features the bi-xenon headlamps inaugurated on Espace IV.

Mixed General Meeting of 29 April 2003

AS ORDINARY GENERAL MEETING

First resolution

Approval of the consolidated accounts

The General Meeting, having examined the management report from the Board of Directors and the report from the Statutory Auditors on the accounts for the financial year ended on 31 December 2002, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L. 233-16 et seq. of the Commercial Code showing net profits of 1,956 million euros.

Second resolution

Approval of the annual company accounts

The General Meeting, having examined the management report from the Board of Directors and the general report from the Statutory Auditors on the accounts for the financial year ended on 31 December 2002, hereby approves, as they have been presented, the accounts for this financial year showing profits of 3,110,815,471.33 euros. It also approves the operations evidenced by these accounts or summarised in these reports.

As a consequence, the General Meeting hereby releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Third resolution

Appropriation of the results

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	3,110,815,471.33
Allocation to the statutory reserve	16,284,156.41
Remainder	3,094,531,314.92
Previous carry forward	3,199,467,273.15
Distributable profits for the financial year	6,293,998,588.07
Dividends	327,677,685.70
New carry forward	5,966,320,902.37

A net dividend of 1.15 euros will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to a tax credit per share equal to:

- either 0.575 euros, where this tax credit is liable to be used by a natural person or to be used under the conditions set forth in Article 146-2 of the *Code général des impôts* [General Tax Code] by a legal entity subject to company tax;
- or 0.173 euros in other cases.

The dividend shall be payable on 15 May 2003.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

Moreover, the General Meeting hereby acknowledges that, over the last three financial years, the following dividends have been paid out, the figures being converted to euros for the financial years 1999 and 2000.

Financial year	Dividend per share	Tax already paid per share (tax credit)	Global income per share
1999	0.76	either 0.38	either 1.14
		or 0.31	or 1.07
2000	0.91	either 0.46	either 1.37
		or 0.23	or 1.14
2001	0.92	either 0.46	either 1.38
		or 0.14	or 1.06

Fourth resolution

Agreements referred to in Article L. 225-38 of the Commercial Code

The General Meeting, having heard the reading of the report from the Statutory Auditors on agreements referred to in Article L. 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves each of these agreements as mentioned therein.

Fifth resolution

Renewal of the term of office of a Director

The General Meeting hereby renews the term of office of Mr Henri MARTRE as director, for a period of four years, i.e. until the General Meeting deciding on the accounts for the financial year ending on 31 December 2006.

Sixth and seventh resolutions

Appointment of a Director

Pursuant to the Decree of 2 March 1995 adopted in implementation of the Law of 25 July 1994 and Article 10 of the Company's Articles of Association, the General Meeting of shareholders appoints a Director representing shareholding employees.

Two candidates are proposed for appointment, with a single post being available. Only the candidate who, during this General Meeting, in addition to the required majority, also receives the greatest number of votes, shall be appointed. Votes which are cast in favour of both the sixth and seventh resolutions shall be null and void.

Sixth resolution

Appointment of a Director

The General Meeting hereby appoints Mr Pierre ALANCHE as director for a period of six years, i.e. until the General Meeting deciding on the accounts for the financial year ending on 31 December 2008.

Seventh resolution

Appointment of a Director

The General Meeting hereby appoints Mr Philippe CHARTIER as director for a period of six years, i.e. until the General Meeting deciding on the accounts for the financial year ending on 31 December 2008.

Eighth resolution

Ratification and renewal of the appointment of a director

The General Meeting hereby decides to:

- ratify the appointment of Mr Bruno BEZARD as Director, as designated by administrative Order dated 22 July 2002 as representative of the State, said appointment having been the object of a decision by the Board of Directors in its meeting of 25 July 2002. Mr Bruno BEZARD shall succeed to Mr Nicolas JACHIET for the remainder of the term of office of the latter, i.e. until the General Meeting deciding on the accounts of the financial year ended 31 December 2002.
- renew the term of office of Mr Bruno BEZARD, as designated by administrative Order dated 22 July 2002 as representative of the State, as director, for a period of four years, i.e. until the General Meeting deciding on the accounts for the financial year ending on 31 December 2006.

Ninth resolution

Ratification of the appointment of a director

The General Meeting hereby ratifies the appointment of Mr Marc LADREIT de LACHARRIERE as director, said appointment having been the object of a decision by the Board of Directors in its meeting of 22 October 2002. Mr Marc LADREIT de LACHARRIERE shall succeed to BNP PARIBÁS, represented by Mr Michel PEBEREAU for the remainder of its term of office, i.e. until the General Meeting deciding on the accounts of the financial year ended 31 December 2005.

Tenth resolution

Ratification of the appointment of a director

The General Meeting hereby ratifies the appointment of Ms Dominique de LA GARANDERIE as director, said appointment having been the object of a decision by the Board of Directors in its meeting of 25 February 2003. Ms Dominique de LA GARANDERIE shall succeed to Mr Jean-Luc LAGARDERE for the remainder of the term of office of the latter, i.e. until the General Meeting deciding on the accounts of the financial year ended 31 December 2004.

Eleventh resolution

Release of a director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of BNP PARIBAS, represented by Mr Michel PEBEREAU, from any liability to which it may have been subject in the performance of its management duties, the term of office of the same having ended during the financial year ended 31 December 2002.

Twelfth resolution

Release of a director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Mr Nicolas JACHIET from any liability to which he may have been subject in the performance of his management duties, his term of office having ended during the financial year ended 31 December 2002.

Thirteenth resolution

Release of a director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Mr Jean-Marie BOUSSET from any liability to which he may have been subject in the performance of his management duties, his term of office having ended during the financial year ended 31 December 2002.

Fourteenth resolution

Release of a director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Mr Jean-Pierre CAMESCASSE from any liability to which he may have been subject in the performance of his management duties, his term of office having ended during the financial year ended 31 December 2002.

Fifteenth resolution

Release of a director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Ms Danièle POTVIN from any liability to which he may have been subject in the performance of his management duties, his term of office having ended during the financial year ended 31 December 2002.

Sixteenth resolution

Report from the Statutory Auditors on equity loans

The General Meeting hereby takes note of the report from the Statutory Auditors on elements used for the determination of the remuneration of equity loans.

Seventeenth resolution

Fixing the amount of Directors' fees

The General Meeting hereby decides to fix at 600,000 euros, the annual amount of Directors' fees to be divided between the Directors for the current financial year and the following financial years until such time as it decides otherwise.

Eighteenth resolution

Authorisation for the Company to trade in its own shares on the stock market

The General Meeting, having studied the report from the Board of Directors, hereby authorises the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- proceed with the correction of the list price of its shares by buying and selling on the stock market;
- ensure the management of its cash-flow and equity;
- use all or part of the shares acquired
  - either to transfer them to the employees and officers of the Company and of its group, under those conditions and according to those terms provided for by law (stock options, employee profit-sharing schemes, sale of shares reserved to employees);
  - or in order to use them in the context of exchange transactions, by offerings or by other means, as initiated by the Company;
- cancel them, subject to adoption of the twentieth resolution within the competence of the Extraordinary General Meeting as appearing on the agenda of this General Meeting.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares or by use of derivatives, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes the maximum purchase price at 90 euros per share and the minimum sale price at 15 euros per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand. The total amount that the company may dedicate to the acquisition of its own shares may not exceed 2.564.433.990 euros.

In the event of a capital increase by incorporation of reserves and allocation of shares gratuitously, or in the event of either a division or consolidation of shares, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

This authorisation is granted for a period which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of delegation and sub-delegation, in order to proceed with all stock market orders, conclude any and all agreements, draw up all documents including in particular information documents, proceed with all formalities and declarations with all bodies and, in general, do all that is necessary.

Nineteenth resolution

Bond loan issue

The General Meeting, after having examined the report from the Board of Directors:

Authorises the Board of Directors to issue, by simple decision, on one or more occasions, both in France and abroad, in euros, in foreign currency, or in monetary units established by reference to several currencies, bonds up to a face value of four billion euros, or its equivalent in foreign currencies, in the form and at such times, rates and conditions that it shall deem fitting.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation to its Chairman or to any other person of its choice, to determine, within the framework of applicable legislation, the characteristics of the bonds and all measures necessary for the completion of the issue or issues of these bonds.

The Board of Directors shall also have all powers in order to decide whether a guarantee should be associated with the securities to be issued, and where necessary to define and grant this guarantee, as well as to call meetings of the bond holders and take all measures necessary in this respect.

This authorisation as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to decide on the accounts for the 2004 financial year.

AS EXTRAORDINARY GENERAL MEETING

Twentieth resolution

Authorisation of the cancellation of the company's shares acquired by the company itself

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby authorises the Board of Directors, pursuant to Article L. 225-209 of the Commercial Code, with the right to sub-delegate, as follows:

- to cancel, on one or more occasions, those shares acquired through the implementation of the authorisation granted in the eighteenth resolution presented to this General Meeting or any resolution which may be substituted for the same, per period of twenty-four months up to a limit of 10% of the total number of shares making up the registered capital at the date of the operation, and to reduce the registered capital correlatively while deducting the difference between the value for acquisition of the shares and their par value from any accounts representing reserves or share issue premiums.
- to amend the Articles of Association as a consequence and fulfil any necessary formalities.

This authorisation is granted for a period which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months.

Twenty-first resolution

Issue of securities granting access to the registered capital, with maintenance of the preferential subscription right

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, and pursuant to the provisions of paragraph 3 of Article L. 225-129 of the Commercial Code:

1. Hereby delegates to the Board of Directors such powers as are necessary in order to proceed, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the company as well as any securities of any nature whatsoever providing access, whether immediately or at a future date, to shares in the company;

2. Hereby decides that the amount of the capital increases liable to be made immediately or at a future date pursuant to the above delegation of powers may not exceed five hundred million euros, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares;

3. Hereby decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, or its equivalent in foreign currency;

4. Hereby decides that the shareholders may exercise their preferential subscription rights for irreducible amounts under such conditions as provided by law. In addition, the Board of Directors shall have the possibility of granting shareholders the right to subscribe, as reducible amounts, to a number of shares which is greater than the number they may subscribe to as irreducible amounts, as a proportion of their subscription rights and, in any event, up to the limit of the number they request;

Where subscriptions made irreducibly and, where applicable, reducibly do not absorb the entire issue of shares or securities as defined above, the Board of Directors may make use of one or more of the following possibilities, in such order as it may think fit:

- limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue;
- freely allot all or part of the unsubscribed securities;
- offer all or part of the unsubscribed securities to the general public;

5. Hereby decides that this issue of share warrants over the company pursuant to Article L. 228-95 of the Commercial Code may take place either by subscription offer under the conditions set forth hereinabove, or by gratuitous allotment to the holders of existing shares;

6. Hereby observes that, where necessary, the above delegation of powers shall fully and automatically carry with it, in favour of holders of securities providing entitlement to shares in the company at a future date as may be issued, the waiver by the shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;

Hereby decides to suppress shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

7. Hereby decides that the sum which is collected by the company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, shall be at least equal to the par value of the shares;

8. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman, under such conditions as laid down by law, to implement this delegation of powers, in order in particular to determine the dates and terms of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism for the preservation of rights of holders of securities providing future access to the share capital of the company, in accordance with laws and regulations. In addition, the Board or its Chairman may proceed, where necessary, with any and all deductions from the issue premium including in particular for expenses incurred for the completion of the issue, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association;

In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating said powers to its Chairman, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their issue currency, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the company;

The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2004 financial year.

Twenty-second resolution

Issue of securities granting access to the registered capital, with exclusion of the preferential subscription right

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, and pursuant to the provisions of paragraph 3 of Article L. 225-129 of the Commercial Code:

1. Hereby delegates to the Board of Directors such powers as are necessary in order to proceed by way of public offering, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the company as well as any securities of any nature whatsoever providing access, whether immediately or at a future date, to shares in the company, including where said securities are issued pursuant to Article L. 228-93 of the Commercial Code;

2. Hereby decides that the amount of capital increases liable to undertaken immediately or at a future date pursuant to the above delegation of powers may not be greater than a par value of three hundred million euros, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares;

3. Hereby decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, or its equivalent in foreign currency or in any unit of account fixed by reference to several currencies;

4. Hereby decides to exclude shareholders' preferential subscription rights for the securities to be issued, it being understood that the Board of Directors may grant shareholders priority in subscribing to all or part of the issue, according to such time-limits and conditions as it may fix. This priority right shall not give rise to the creation of negotiable rights, but may, should the Board of Directors think fit, be exercised for both irreducible and reducible amounts;

5. Hereby decides that if subscriptions by shareholders or members of the public do not absorb the entire issue of shares or securities as defined above, the Board of Directors may use one or more of the following possibilities, in such order as it may think fit:

- limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue;

- freely allot all or part of the unsubscribed securities;
- offer all or part of the unsubscribed securities to the general public;

6. Hereby observes that, where necessary, the above delegation shall fully and automatically carry with it, in favour of holders of securities providing future entitlement to shares in the company as may be issued, the waiver by shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;

Hereby decides to exclude shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

7. Hereby decides that the sum which is collected by the company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, after taking account of the issue price of warrants in the event of an issue of autonomous share warrants, shall be at least equal to the average of the opening stock market quoted price of the shares observed on the stock market for ten consecutive stock market sessions chosen from among the twenty stock market sessions preceding the beginning of the issue of the aforementioned securities and after correction of this average, where necessary, in order to take account of the date of entitlement to dividends;

8. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman under such conditions as laid down by law, to implement this delegation of powers, in order in particular to determine the dates and terms of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism for the preservation of rights of holders of securities providing future access to the share capital of the company, in accordance with laws and regulations. In addition, the Board or its Chairman may proceed, where necessary, with any and all deductions from the issue premium(s) including in particular for expenses incurred for the completion of the issues, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association;

In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating said powers to its Chairman, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the company;

9. The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2004 financial year.

Twenty-third resolution

Capital increase in order to proceed with a public exchange offering

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, and in compliance with the provisions of Article L. 225-148 of the Commercial Code, hereby authorises the Board of Directors to increase the capital of the company by a maximum par value of three hundred million euros, by the successive or simultaneous issue, on one or more occasions, of new shares in the company in order to remunerate securities contributed in a public exchange offering concerning the shares of a company accepted for trading on a regulated market or officially listed in a State which is a signatory to the agreement on the European Economic Area other than France or a Member State of the Organisation for Economic Co-operation and Development.

These issues of new shares remunerating securities contributed in a public exchange offering may, in conformity with Article L. 225-129 of the Commercial Code, arise from the issue of securities of any nature providing entitlement, immediately or at a future date, to an amount of the share capital of the company. The par value for loan securities issued, if any, pursuant to this authorisation may not exceed three billion euros.

The General Meeting hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman under such conditions as laid down by law, to implement this delegation of powers, in order in particular:

- to fix the parity of exchange as well as the amount of the cash balance to be paid, if any,
- to observe the number of shares contributed in the exchange,
- to determine the dates and issue conditions, including in particular the price and date of entitlement to dividends, of the new shares or of the securities providing access immediately or at a future date to an amount of the share capital of the company,
- to record, among the liabilities on the company's balance sheet in a "contribution issue premium" account, to which all shareholders shall be entitled, the difference between the issue price of the new shares and their par value,
- to proceed, where necessary, with the deduction from said "contribution issue premium" account, all of the expenses and duty incurred due to the authorised operation,
- generally, to take all necessary steps and conclude all agreement in order to complete the authorised operation properly, to observe the capital increase(s) which arising therefrom and to proceed with the correlative amendment of the Articles of Association.

This authorisation granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2004 financial year.

Twenty-fourth resolution

Global limitation of authorisations granted to the Board of Directors

The General Meeting, having examined the report from the Board of Directors, and as a consequence of the adoption of the eighteenth, nineteenth and twentieth resolutions, hereby decides:

- to fix the maximum par value of loan securities liable to be issued pursuant to the authorisation granted by the aforementioned resolutions at the sum of three billion euros, or its equivalent in foreign currency or in a unit of account which is determined by reference to several currencies.
- to fix the maximum par value of capital increases, whether immediate or at a future date, liable to be undertaken pursuant to the authorisations granted by the aforementioned resolutions, at the sum of five hundred million euros, it being specified that to this par value shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to shares.

Twenty-fifth resolution

Capital increase by incorporation of reserves or profits, share issue premiums or contribution issue premiums

The Extraordinary General Meeting, deciding under the quorum and majority conditions required for ordinary general meetings, after having examined the report from the Board of Directors, hereby delegates the necessary powers to said Board in order to increase the share capital, on one or more occasions, by an amount of up to a maximum par value of one billion euros, by successive or simultaneous incorporation into the capital of all or part of the reserves, profits or share issue premiums, contribution issue premiums or merger issue premiums, to be undertaken by the creation and gratuitous allotment of shares or by the increase of the par value of shares or by the joint use of both of these processes.

The General Meeting hereby decides that fractions or rights arising therefrom shall not be negotiable and the corresponding shares shall not be sold; the sums arising from the sale shall be granted to the owners of the rights at the latest thirty days after the date of registration in their account of the whole number of allotted shares.

The General Meeting hereby grants all powers to the Board of Directors, with the right to sub-delegate to its Chairman under such conditions as laid down by law, in order in particular to determine the dates and mechanism of issue, to fix the issue price and conditions, to fix the amounts to be issued and, more generally, to take all steps in order to ensure the proper completion of the same, to accomplish all acts and formalities in order to make the corresponding capital increase(s) definitive and to make the correlative amendments to the Articles of Association.

This delegation of powers granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2004 financial year.

Twenty-sixth resolution

Stock option plan for subscription to or acquisition of Renault shares attributable to certain employees

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby authorises the Board of Directors, pursuant to Article L.-225-177 of the Commercial Code, to grant, on one or more occasions, in favour of certain employees in the Company and in the companies and groupings which are bound to it under those conditions referred to in Article L. 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the Company issued by way of a capital increase, or the purchase of shares in the Company as acquired by the company itself under statutory and regulatory conditions.

The General Meeting, in addition, hereby authorises the Board of Directors, pursuant to Article L. 225-185, to grant said options to the Chairman of the Board of Directors, to the Chief Executive, and to the Deputy Chief Executives.

The Board of Directors shall have a period not exceeding thirty-eight months as of the date of this General Meeting, in order to use this authorisation on one or more occasions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 2% of the amount of the shares making up the registered capital on the date hereof.

Moreover, the General Meeting hereby takes note that, pursuant to Article L. 225-178 of the Commercial Code, this authorisation includes, for the beneficiaries of options for subscription, the express waiver by the shareholders of their preferential subscription right for shares issued progressively with the exercise of options.

As of the date of attribution of stock options by the Board of Directors, the beneficiaries of these options shall have a minimum period of four years and a maximum of eight years in order to exercise this option. After this period has expired, the stock option shall lapse definitively.

The following may not benefit from stock options: company officers and members of staff of the Company and of Groupings which are connected under those conditions referred to in Article L. 225-180 of the Commercial Code, who hold more than 10% of the registered capital of the Company.

The price to be paid on exercise of a subscription option by the beneficiaries shall be determined on the date on which the stock options are granted by the Board of Directors. The share subscription price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted.

No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

The price to be paid on exercise of a purchase option by the beneficiaries shall be determined on the day on which options are granted by the Board of Directors. The share purchase price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted, and not less than 80% of the average purchase price of shares previously acquired by the company itself pursuant to Articles L. 225-208 and L. 225-209 of the Commercial Code. No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

No option may be granted:

- within a period of ten stock market sessions preceding and following the date on which the consolidated accounts, or in their absence the company accounts, were made public.
- during the period between the date on which the corporate decision-making bodies became aware of information which, if it were made public, could have a significant effect on the market price of Renault shares, and the date which follows ten stock market sessions after the date on which said information was made public.

In the event of departure from the company, and in the absence of a decision to the contrary, the employee will lose the benefit of purchase or subscription options attributed to him or her which have not been exercised.

The Board of Directors is hereby granted all powers within the above limits in order to determine all of the terms and conditions of the operation, including in particular:

- to fix the date of opening and exercising of options;
- to adopt the list of beneficiaries;
- to fix the conditions under which the options shall be granted and the quantities of shares concerned by them;
- to decide on the conditions under which the price or number of shares may be adjusted in order to take account of financial operations undertaken by the Company and, where necessary, the conditions under which the exercise of options may be suspended;
- to draw up the regulations for the stock option plan or the notice which shall fix the purchase price and terms under which the beneficiaries of these options may exercise their rights;
- to proceed with all acts and formalities in order to make the corresponding capital increase(s) arising under the authorisation provided in this resolution definitive, and to make the correlative amendments to the Articles of Association;
- on its simple decision, if it thinks fit, to apply the expenses of the capital increases against the amount of issue premiums pertaining to these capital increases and to deduct the necessary sums from this amount in order to increase the statutory reserve to one tenth of the new registered capital after each capital increase;
- and, generally, to do all that is necessary.

The Board of Directors shall inform the Annual General Meeting each year as to operations undertaken under this resolution.

Twenty-seventh resolution

Capital increase by issue of shares reserved to employees

The General Meeting, deciding under the quorum and majority conditions required for extraordinary general meetings and in the framework of Articles L. 443-1 et seq. of the Employment Code and Article L. 225-138 IV of the Commercial Code, having examined the report from the Board of Directors and the special report from the Statutory Auditors:

1. Hereby terminates, as of this General Meeting, the authorisation granted to the Board of Directors by the Mixed General Meeting of 28 March 2002, in its fourth resolution.

2. Delegates to the Board of Directors, for a period of five years as of the date of this General Meeting, all powers necessary in order to proceed with a capital increase within a limit of 4%of the share capital, on one or more occasions, by its simple decision alone, through the issue of shares or other securities providing entitlement to the share capital of the Company and reserved to members of (i) an enterprise-level company savings scheme, or (ii) a group-level company savings scheme, or (iii) a voluntary partnered group- or enterprise-level company savings scheme, employees or corporate officers of the Company or of a French or foreign company in the group and which is bound to the group within the meaning of Article L. 225-180 of the Commercial Code and Article L. 444-3 of the Employment Code, and which is majority-held either directly or indirectly by the Company;

3. Decides to exclude the preferential subscription rights of shareholders, in favour of said beneficiaries;

4. Decides that the Board of Directors may provide for the gratuitous attribution of shares or other securities granting access to the share capital of the company, it being understood that the total advantage arising from such attribution and, where applicable, from the company's complementary contribution and discount on the subscription price, may not exceed the statutory or regulatory limits;

5. Decides that:

- the subscription price for new shares may neither be higher than the average of the twenty stock-market sessions preceding the date of the meeting of the Board of Directors fixing the dates of beginning of subscriptions, nor less than 20% of said average or 30%, respectively, for the case of a savings scheme or voluntary partnered employees' savings scheme;
- the characteristics of the issues of other securities providing entitlement to the share capital of the Company shall be determined by the Board of Directors under such conditions as laid down by regulations.

The General Meeting hereby grants all powers to the Board of Directors in order to implement this delegation of powers, including in particular:

- to decide on and fix the terms of the issue and attribution of gratuitous shares or other securities providing entitlement to the share capital, pursuant to the authorisation granted above;
- to decide on the amount to issue, the issue price, the terms of each issue;
- to determine the dates for beginning and end of the subscription period;
- to fix, within statutory limits, the period granted to subscribers in order to pay up shares and, where applicable, other securities providing entitlement to the share capital of the Company;
- to determine the date, which may be retroactive, for possession and entitlement to dividends for the new shares and, as applicable, the other securities providing entitlement to the share capital of the Company;
- to determine the terms and conditions of operations to be undertaken pursuant to this authorisation and to request the listing of the created securities on the stock market wherever it may decide.

The Board of Directors shall also have all powers, with the right to sub-delegate such powers to its Chairman, in order to observe formally the capital ncreases up to the amount of the shares actually subscribed to, proceed with the correlative amendment of the Articles of Association, accomplish all operations and formalities either directly or though an agent as are connected to the capital increases by its simple decision, and, where it deems t fitting, to deduct the costs of the capital increases from the share issue premiums pertaining thereto and deduct the necessary sums from said amount in order to increase the statutory reserve to one-tenth of the new share capital after each capital increase and to proceed with all formalities and declarations with all bodies and do all that is otherwise necessary.

This authorisation granted to the Board of Directors, together with the right of sub-delegation to its Chairman where relevant, shall be valid as of this General Meeting until the General Meeting which is called to decide on the accounts for the 2007 financial year.

Twenty-eighth resolution

Amendment of the Articles of Association

The General Meeting, after having examined the report from the Board of Directors, hereby decides to fix the age limit for holding office as Chairman of the Board of Directors to seventy years old, and consequently amends paragraph 2 of Article 11 of the Articles of Association as follows:

"The term of office of the Chairman of the Board of Directors cannot exceed his term of office as director. In any event, the term of office of the Chairman of the Board of Directors shall fully and automatically come to an end at the end of the Ordinary General Meeting deciding on the accounts of the financial year during which he attained the age of seventy years old".

The General Meeting hereby approves and adopts all of the terms the new drafting as has been submitted to it.

Twenty-ninth resolution

Powers

The General Meeting hereby confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.



With its class-beating 1.40 sq. meter windshield, Scénic II offers a stunning panoramic field of view.

8

Recent Events


БАНК УРАЛСИБ
МЕТЕЛИЦА
ЧЕРРИ
КАЗИНО
ИГРОВЫЕ АВ

Clio Symbol in Moscow. Renault plans to make deeper inroads into the Russian market.

8.1. Renault invests in Russia

Renault announced on February 26, 2003 that it was stepping up its investments in Russia. The group will spend €230 million to locally produce and sell a family sedan, starting in mid-May 2005. A production line will be built in the Moscow-based Avtoframos plant, which is 62% owned (non-consolidated) by Renault and 38% by the City of Moscow. The new line should reach full capacity – 60,000 vehicles per year – after two or three years. In addition to the production line, the investment will cover the development of a sales network and support functions.

The future vehicle is currently being developed by Renault's Vehicle and Powertrain Engineering Departments in France. It will use a platform derived from the B platform of the Renault-Nissan Alliance and will benefit from Renault's full expertise, both for the powertrain and the chassis.

8.2. Production of Avantime halted

Matra Automobile announced in a press release on February 26, 2003 that it was discontinuing production of Avantime at its Romorantin plant. The decision prematurely terminates the agreement under which the vehicle is produced by Matra and marketed by Renault. Pursuant to the agreement, Renault accounted for one-half of the investments related to Avantime, i.e. a net €35 million, in its financial statements at December 31, 2002. The decision to cease production could impair the value of that investment and accelerate the sell-off of residual inventory. At this stage, therefore, Renault believes that the discontinuation of Avantime is unlikely to have a material financial impact.

Supplemental Information



Designed for outdoor leisure, the Break'Up concept 4WD prefigured the styling of the new Kangoo when it was unveiled at the 2002 Paris Auto Show.

Internal regulations of the Board of Directors

Adopted by the Board during its meeting of 10 September 1996 and amended during its meetings of 8 June 2000, 23 October 2001, 25 July 2002 and 17 December 2002.

The Renault Board of Directors, a collegiate body, collectively represents all of the shareholders. It is obliged to act in all circumstances in the company interest. It is accountable for these tasks before the General Meeting of shareholders.

On the proposal of the Chairman, it shall determine Renault's strategy, shall appoint the Chairman with the responsibility of managing the enterprise, shall supervise this management and shall ensure the quality of information supplied to the shareholders as well as to the markets through the accounts or at the time of particularly important operations. It shall make public its opinion on the conditions governing transactions concerning the shares of the company each time that the nature of said transactions so requires.

The Board of Directors shall decide on the strategic orientations of the enterprise, including within the Alliance, as proposed by central management and shall examine, once per year, the possible changes with respect to these orientations and the Board of Directors shall give a prior advice on any substantial decision which would not be in line with the strategy of the Company.

Renault's medium term plan, operating budget and investment budget shall be examined once per year.

At each of its meetings, it shall be informed of developments in the results of the enterprise with reference to the income statement, the balance sheet and cash flow and twice a year with reference to the off-balance sheet commitments.

It shall be alerted in the best delays by central management, at the next following meeting, as to any external event or internal development which has a major impact on the prospects of the enterprise or the forecasts which have been presented to the Board.

The Board of Directors of Renault shall proceed with an examination of its make-up as necessary, and of its organisation and its working at least once per year, and shall inform the shareholders of the positions or arrangements that it makes in this respect.

Meetings of the Board of Directors may proceed using any technical means, provided that such means guarantee the effective participation of the Directors. Directors who participate in meetings of the Board using such means shall therefore be deemed present for the calculation of quorum and majority, except for proceedings concerning the drafting of the company accounts or consolidated accounts, and proceedings concerning the appointment or removal from office of the Chairman of the Board of Directors, the chief executive or the deputy chief executives, for which the physical presence of the Directors is necessary.

In order to favour the performance of its tasks and the attainment of its objectives, the Renault Board of Directors has three study committees:

- An Accounts and Audit Committee.
- An Appointments and Remuneration Committee.
- An International Strategy Committee.

Each President shall report to the Board of Directors during its meeting the conclusions of its respective Committee.

1. Composition, tasks and method of working of the Accounts and Audit Committee

The Accounts and Audit Committee is made up of Directors who are not corporate representatives[a], chosen by the Board of Directors.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Audit Committee or Accounts Committee.

In addition, any Director chosen by the Board of Directors may attend the meetings of the Accounts and Audit Committee, in a consultative capacity.

The proposal to renew the position of Chairman is subject to approval by the Board of Directors.

Its secretariat is provided by the secretariat of the Board of Directors

Its tasks are, notably at the time of drafting the company or consolidated accounts, drawn up on both a half-yearly and annual basis (hereinafter referred to as the "Accounts"), and on the preparation of any decision which is submitted to the vote of the Board of Directors in this respect:

- To analyse the Accounts as prepared by the Company's departments and divisions: the examination of the accounts by the Committee must be accompanied by a memorandum from the Statutory Auditors underlining the essential points in the results, the accounting choices made, and a memorandum from the Financial Director describing risk exposure, and the off-balance-sheet commitments of the enterprise.
- With respect to internal audit and risk control, the Committee must examine the significant off-balance-sheet commitments and risks, hear the head of internal audit, give its opinion on the organisation of this department and be informed of its work programme. It must be an addressee of the internal audit reports, including descriptions, or a periodical summary of these reports in order to allow the detection of significant risks.

(a) "Corporate representatives" is to be understood as meaning the Chairman, the Chief Executive and the Deputy Chief Executive.

- To ensure that the methods adopted for the drafting of the Accounts comply with applicable standards, and to analyse the changes made to these methods, where applicable.
- To examine with the Statutory Auditors the nature, extent and results of their inspection of the Accounts; to raise with them in particular any remarks which they may wish to make on the Accounts at the end of their review work.
- To give its opinion on the appointment or renewal of the Statutory Auditors and on the quality of their work; The Committee is thus called upon to prepare the selection of external auditors, putting forward the one making the best offer. In a general manner, it ensures compliance with rules guaranteeing the independence of the Statutory Auditors.
- To verify the relevance of the internal control methods.
- The Committee must examine the extent of group consolidation, and the reasons if any why companies are not included within the consolidated reach of the group.
- To make any recommendations to the Board in the fields described above.

It meets each time it considers it necessary and in any event prior to meetings of the Board, where the Board's agenda includes the closing of or examination of the Accounts or any decision concerning the Accounts. For the fulfilment of its tasks, the Board shall have the possibility of meeting the Statutory Auditors while excluding the presence of the company executives and persons involved in the drafting of the Accounts, and may request that they produce any document or information necessary for the fulfilment of their tasks.

2. Composition, tasks and method of working of the Appointments and Remuneration Committee

The Appointments and Remuneration Committee is made up of Directors who are not corporate representatives[a], chosen by the Board of Directors, with a majority of them being independent Directors.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Audit Committee or Accounts Committee.

Its secretariat is provided by the secretariat of the Board of Directors

Its tasks are:

- To make all proposals to the Board concerning the appointment of new Directors, in conformity with procedure, as it has determined in advance, intended to select future independent Directors, and to proceed with studies of potential candidates.
- To assess whether it is opportune to renew expiring terms of office, while taking account in particular of the changes and developments in the Company's shareholders and the necessity of maintaining a proportion of independent Directors at least equal to one half.
- To be in a position to provide the Board with proposed solutions for succession in the event of an unforeseeable vacancy.
- To determine the variable part of remuneration of the corporate representatives; this involved defining the rules for fixing this variable part, ensuring the coherence of these rules with the annual evaluation of the performance of the corporate representatives, and the medium term strategy of the enterprise, monitor the annual application of these rules.
- To make any recommendation to the Board concerning the remuneration and pension of the Chairman as well as of any other executive or corporate representative.
- To assess all of the remuneration and perks received by the executives, including of other companies in the group as applicable.
- To examine the general policy for the attribution of options and make proposals to the Board of Directors both in matters of policy and with respect to the attribution of stock options.
- To draft, each year, an overview of the working of the Board, and where necessary to propose changes.

Finally, it may be consulted by the Chairman on any question concerning appointments to the Executive Committee of the Group, and the fixing or remuneration for its members.

The Appointments and Remuneration Committee meets at least once per year and, in any event, prior to meetings of the Board where the Board's agenda includes questions falling within its ambit.

3. Composition, tasks and method of working of the International Strategy Committee

It is made up of Directors chosen by the Board of Directors.

Its work concerns the activity of the Company outside broaden Europe.

Its secretariat is provided by the secretariat of the Board of Directors.

Its tasks are:

- To study strategic orientation proposed by Central Management concerning the international development of the Company.
- To analyse and examine the Company's international projects for the Board, and to issue an opinion on these projects.
- To proceed with the follow-up of the Company's international projects and draft reports on the request of the Board.

It meets at least twice a year and each time it considers it necessary, and prior to meetings of the Board where the Board's agenda includes the examination of international projects. For the fulfilment of its tasks, the Committee may meet the concerned Departments of the Company and those persons who contribute directly to the drafting of these projects, and request that they produce any document or information necessary for the fulfilment of their tasks.

(a) "Corporate representatives" is to be understood as meaning the Chairman, the Chief Executive and the Deputy Chief Executive.

DIRECTOR'S CHARTER

The Board of Directors has decided on a Director's Charter which specifies the rights and duties of said Directors.

I) Knowledge of the legal framework governing sociétés anonymes [public limited companies] and the Articles of Association of the Company

Each Director, at the time that he takes up office, must have informed himself of the general and specific duties attaching to his office. In particular he must have informed himself as to laws and regulations concerning the working of sociétés anonymes [public limited companies], Renault's Articles of Association, a copy of which will have been given to him, these internal regulations and any addition or amendment as may later be made thereto.

II) Holding shares in the company

Pursuant to Article 10.2 of the Articles of Association, each Director must be able to prove that he personally holds at least one share, or any greater number of shares that he considers he should hold.

III) Representing the shareholders

Each Director must act in all circumstances in Renault's company interest, and represents all of the shareholders.

IV) Duty of honesty and fairness

Each Director is obliged to inform the Board of any situation or risk of a conflict of interests with Renault or any company in its group, and must abstain from the vote for the corresponding decision(s).

V) Duty of diligence

Each Director must dedicate the time and attention necessary for the performance of his tasks. He must be assiduous and must attend all meetings of the Board and of the Committees which he is a member of, except in the event of true impossibility.

VI) Right to obtain communication and Duty to inform

Each Director has the duty to inform himself. He must request from the Chairman, at appropriate times, the information that he considers necessary in order to fulfil his tasks and in order to participate with respect to the points recorded on the agenda for meetings of the Board. In addition, the Board's Secretariat shall remain at the Directors' disposal in order to document this information.

VII) Professional secrecy

Each Director must, in addition to the duty of discretion provided for by Article 225-37 of the new Commercial Code on trading companies, consider himself to be bound by professional secrecy for all non-public information which he may become aware of in the context of his tasks as Director.

VIII) Insider Information

Each Director undertakes, as any senior manager in the group, to comply with Renault's internal procedure concerning the use and/or communication of insider information concerning Renault and/or Nissan, as well as any applicable legislative or regulatory provisions.

IX) Reimbursement of expenses

Each Director is entitled to reimbursement, on presentation of substantiating documents or receipts, of his travelling expenses as well as other expenses which he incurs in the interest of the company.

Furthermore, the Board of Directors hereby adopts the following provisions as internal procedure applicable to the whole group, concerning the prevention of the use or communication of insider information.

PROCEDURE CONCERNING THE USE AND/OR COMMUNICATION OF INSIDER INFORMATION

Since the opening up of Renault's share capital in 1994 and the listing of its shares on the Paris financial market, the Company is more than ever exposed to the risk of use and/or communication of insider information. In addition to civil law, administrative law and criminal law sanctions that Renault directors, corporate officers, statutory representatives and employees face if they are found guilty of committing, aiding and abetting or receiving the benefit of offences in this field, the credit of the Company itself with respect to the general public may find itself enduringly affected in the event of proven misconduct.

Therefore, in order to avoid any use and/or communication of information which may turn out to be harmful to the Company, this procedure is intended to define:

1. The nature of this information.

2. The conditions for its use and/or communication.

3. Application to the attribution of stock options.

1. Nature of the Insider Information

Insider information shall mean any information concerning Renault and/or Nissan, whether favourable or unfavourable, which could have an effect on the stock market price of Renault and/or Nissan shares were it to be made public (hereinafter referred to as "Insider Information"). Insider Information may concern, but shall not be limited to, the current situation or prospects of Renault and/or Nissan and the companies of their group, as well as the prospects for the development of Renault and/or Nissan shares.

More generally, any information that has not been released on to the market through a communiqué, press release etc. shall remain non-public. It is only the publication of information through media which broadcast or circulate widely which will confer a public nature on insider information.

2. Use and/or communication of Insider Information

Any and all directors, corporate officers, statutory representatives or employees of Renault and the companies of its group who hold Insider Information whether permanently or on occasion (hereinafter referred to as an "Insider") must, whatever their degree of responsibility, refrain from undertaking any transaction on the market, whether undertaken directly or through the intermediary of a third party, concerning Renault and/or Nissan shares, until such time as said information is made public.

Company directors, statutory representatives or employees of Renault whose position or office makes them liable to permanently hold Insider Information must not, as a general rule, undertake any transaction concerning Renault and/or Nissan shares during the following periods:

- From 1 January to the announcement of Renault's annual results (i.e. approximately the beginning of February).
- From 1 April to the announcement of Nissan's annual results (i.e. approximately mid-May).
- From 1 July until the announcement of Renault's half-yearly results (i.e. approximately the end of July).
- From 1 October until the announcement of Nissan's half-yearly results (i.e. approximately mid-November).

Furthermore, any and all Insiders must not disclose any Insider Information within Renault or outside Renault other than in the normal context of their duties, that is to say for purposes or for an activity other than those for which or in respect to which said information is held, and must take all appropriate steps for this purpose

Generally, Insiders must act with the greatest caution, and the fact of holding such information shall necessarily lead them to refrain from proceeding with any transaction concerning Renault and/or Nissan shares even where said transaction was planned prior to becoming aware of the information in question.

3. Application to the attribution of stock options

Without prejudice to the above, the Board of Directors undertakes not to grant stock options:

- Within a period of ten stock market business days prior to and following the date on which the consolidated accounts, or in their absence the company accounts, are made public.
- Within the period beginning on the date on which the corporate decision-making bodies become aware of information concerning Renault and/or Nissan which could have an effect on the stock market price of Renault shares were it to be made public, and the date following ten stock market business days after the date on which said information was made public.

In order to ensure the proper understanding of and compliance with this procedure, the importance of which for the Companies does not need to be emphasised, on 26 July 2001 the Board appointed a professional ethics advisor, such position being held for the first time by Mr DOR, who must be consulted for any question concerning its interpretation and its application.

(b) Includes shares in FCPE Actions Renault ("Renault Shares" in-house mutual fund)

Environmental data

Methodological comments

Scope

The reported data concerns industrial subsidiaries (body assembly, powertrain and casting) and service subsidiaries (product and process design, logistics) in which Renault has an equity interest of 50% or above. The two Renault/PSA joint subsidiaries listed below are counted separately:

- For the Douvrin site (Française de Mécanique, 50% owned by Renault), the share of impacts attributed to Renault is 30% in 2002 and corresponds to its share of industrial activity on the site.
- For the Ruitz site (Société de Transmissions Automatiques, 80% owned by Renault), all impacts are attributed to Renault.

The 2001 scope was extended to include the Dacia (Romania) and Pusan (South Korea) sites in 2002.

Liquid effluents

The quantity of suspended solids represents the mean daily flow of suspended solids released, expressed in kg per day. The quantity of OM represents the mean daily flow of organic matter released, expressed in kg per day. The quantity of toxic metals represents the sum of mean daily flows of toxic metals released, weighted by a coefficient of toxicity. This quantity, expressed in kg per day is calculated as follows:

TOX. = (Ni+Cu) flows x 5 + (Pb+As) flows x 10 + (Cr+Zn) flows x 1 + (Hg+Cd) flows x 50.

Only those metals whose measurement is required by law are taken into account in this calculation.

After treatment in our installations, the wastewater from certain sites is sent for further treatment in public sewage plants (see plant code).

Atmospheric emissions

Atmospheric emissions of VOCs (volatile organic compounds) given in the table represent the emissions resulting from paint application to vehicle bodies (body assembly plants). Paint application to accessories is not included.

Atmospheric emissions of CO_2 and NOx given in the table represent the emissions from combustion installations with a maximum thermal capacity of 20 MW. They correspond to the emissions subject under French law to the general tax on polluting activities, pursuant to decree no. 99-508 dated 17 June 1999.

As no method has been defined to measure emissions from production installations, these emissions are not included in the values given in the table.

These emissions may represent a major share of total atmospheric emissions.

* *Effluents from the Le Mans Agriculture plant are counted with the effluents from the ACI Le Mans site.*

** *Effluents from the Valladolid engine plant are counted with the effluents from the Valladolid assembly plant.*

Environmental performance of Renault group sites

	Waste consumption (m³ x 1,000)	Station	Water-borne effluents (kg/day)			Atmospheric emissions (tons/year)			Waste (in tons)			Total energy consumption (MWh PCi)
			SUSP.	OXID.	TOX.	CO_2	NOx	VOC	Inert	OIW	SIW	
PLANTS												
ACI Brazil	2		n/a	n/a	n/a	n/a	n/a	n/a	0	64	10	1,059
ACI Le Mans	2,141	P	230.00	198.33	5.23	31,327	69.70	n/a	13,451	37,350	3,487	363,364
ACI Villeurbanne	141	U	n/a	n/a	n/a	n/a	n/a	n/a	0	8,829	2,053	38,615
BATILLY (SOVAB)	305	PU	17.26	26.97	3.23	4,818	4.63	574	0	2,282	2,156	234,923
BURSA (Oyak)	305	PBU	48.00	32.00	5.46	17,105	18.60	780	0	31,484	1,165	143,451
BUSAN	282	PBU	40.93	15.25	0.60	n/a	n/a	838	1,193	21,862	1,381	220,445
CACIA	107	PB	3.23	8.86	0.05	n/a	n/a	n/a	0	5,916	1,129	42,663
CHOISY-LE-ROI	125	PU	18.56	24.67	0.00	n/a	n/a	n/a	0	4,335	435	19,919
CLÉON	1,872	PU	41.50	588.36	0.00	23,664	25.61	n/a	0	35,244	5,874	387,156
COMPLEXE AYRTON SENNA	246	PU	74.90	355.87	3.46	n/a	n/a	251	0	8,450	776	137,160
DACIA	3,681	PB	1,043.25	296.23	9.45	71,484	104.58	439	80,126	52,673	2,010	569,564
DIEPPE (Alpine)	13	U	n/a	n/a	n/a	n/a	n/a	197	0	736	726	32,480
DOUAI	1,345	PB	70.00	160.33	3.85	20,002	21.65	1,082	0	121,351	3,283	525,824
DOUVRIN (FM)[1]	599	PU	14.19	155.70	0.16	n/a	n/a	n/a	1,017	30,244	3,272	153,890
FLINS	3,798	PB	325.00	253.67	8.06	43,794	96.02	1,770	0	99,215	3,414	588,243
FONDERIE CORDOBA	17	U	n/a	n/a	n/a	n/a	n/a	n/a	183	312	1,556	20,951
GENNEVILLIERS (ETG)	96	PU	n/a	n/a	n/a	n/a	n/a	n/a	0	3,731	2	24,712
LE MANS AGRICULTURE	39	P	*	*	*	n/a	n/a	n/a	0	2,027	324	6,878
MAUBEUGE (MCA)	537	PB	18.00	21.43	2.97	n/a	n/a	1,362	0	44,200	4,342	290,277
NOVO MESTO (Revoz)	179	PU	68.25	246.00	1.86	3,501	3.81	629	0	24,651	761	117,972
PALENCIA	745	PB	12.07	44.92	1.12	17,149	18.44	1,113	0	24,733	1,154	305,073
RENAULT CHILI (Cormecanica)	42	U	n/a	n/a	n/a	n/a	n/a	n/a	5	693	42	7,553
RIB	22	U	n/a	n/a	n/a	n/a	n/a	n/a	0	880	118	20,741
RUITZ (STA)[2]	42	U	4.07	14.41	0.09	n/a	n/a	n/a	224	4,284	986	64,125
SANDOUVILLE	1,037	PB	37.66	78.31	6.68	12,254	12.61	2,322	229	77,577	4,933	424,119
Santa Isabel CORDOBA	176	PB	18.65	16.19	0.09	n/a	n/a	145	0	4,568	246	52,358
SÉVILLE	87	PU	17.10	60.76	0.40	n/a	n/a	n/a	0	5,817	2,437	66,535
SNR Brazil	6		n/a	n/a	n/a	n/a	n/a	n/a	0	28	100	3,337
SNR France	138	PU	9.54	105.52	0.06	n/a	n/a	n/a	15	16,516	8,223	154,813
VALLADOLID Body plant	360	PU	25.18	81.60	0.37	12,580	13.62	n/a	0	62,122	1,288	141,099
VALLADOLID Assembly plant	854	PU	49.20	175.62	2.13	10,436	11.30	1,816	0	6,005	1,995	279,209
VALLADOLID Engine plant	270	PU	**	**	**	n/a	n/a	n/a	0	15,738	1,176	129,701
TERTIARY SITES												
AUBEVOYE	31	U	n/a	n/a	n/a	n/a	n/a	n/a	0	2,642	144	18,517
BOULOGNE	153	U	n/a	n/a	n/a	n/a	n/a	n/a	0	1,622	28	82,100
CERGY-PONTOISE (DLPA)	9	U	n/a	n/a	n/a	n/a	n/a	n/a	0	2,817	11	18,915
GRAND-COURONNE	10	U	n/a	n/a	n/a	n/a	n/a	n/a	0	1,552	35	13,284
LARDY	821	U	24.18	39.16	0.36	n/a	n/a	n/a	63	1,004	651	85,340
RUEIL	41	U	n/a	n/a	n/a	n/a	n/a	n/a	0	560	13	38,743
ST-ANDRÉ DE L'EURE (Sofrastock)	10	B	n/a	n/a	n/a	n/a	n/a	n/a	0	507	23	6,338
TECHNOCENTRE	225	U	n/a	n/a	n/a	8,361	6.79	n/a	0	2,252	324	120,228
VÉLIZY AGRICULTURE	5	U	n/a	n/a	n/a	n/a	n/a	n/a	0	99	4	3,709
VILLIERS ST-FRÉDÉRIC	32	U	n/a	n/a	n/a	n/a	n/a	n/a	0	412	281	17,360
TOTAL	**20,945**		**2,210.70**	**3,000.20**	**55.70**	**276,475**	**407**	**13,318**	**96,506**	**767,384**	**62,368**	**5,972,743**

Station Code (treatment plants):
P: physical-chemical
B: biological
U: urban

n/a: not applicable
SUSP.: Suspended solids
OXID.: Oxidizable material

TOX.: quantity of metals by weight to which a toxicity index is applied (arsenic 10, cadmium 50, copper 5, mercury 50, nickel 5, lead 10, zinc 1, chromium 1)

VOC: volatile organic compounds
OIW: ordinary industrial waste
SIW: special industrial waste

Environmental performance of passenger cars

Results of the most representative gasoline and diesel versions among sales of passenger cars in 2002:

Model	(G) Gasoline (D) Diesel	Engine	Capacity (cc)	Output kW	Gearbox	Emission standard	Fuel consumption NMVEG l/100 km	g CO_2/km	External noise dB(A)
Twingo	E	1.2 8v	1,149	43	5-speed manual	Euro 3	5.7	135	71.6
Clio	E	1.2 16v	1,149	55	5-speed manual	Euro 3	4.8	137	73
	D	1.5 dCi	1,461	48	5-speed manual	Euro 3	4.2	110	73.6
Kangoo VP	E	1.2 16v	1,149	55	5-speed manual	Euro 3	7	165	73
	D	1.5 dCi	1,461	48	5-speed manual	Euro 3	5.5	146	71.7
Mégane I	E	1.6 16v	1,598	79	5-speed manual	Euro 3	7	165	73.2
	D	1.9 dCi	1,870	75	5-speed manual	Euro 3	5.2	139	70.2
Laguna II	E	1.6 16v	1,598	79	5-speed manual	Euro 3	7.2	173	71
	D	1.9 dCi	1,870	88	6-speed manual	Euro 3	6.5	174	71.2
Espace III	E	2.0 16v	1,998	103	5-speed manual	Euro 3	8.9	211	72
	D	2.2 dCi	2,188	95	5-speed manual	Euro 3	7.1	189	71.1
Vel Satis	E	2.0 T	1,998	120	6-speed manual	Euro 3	9.4	225	71
	D	2.2 dCi	2,188	110	6-speed manual	Euro 3	9	192	71

First results of the most representative new models in 2002:

Model	(G) Gasoline (D) Diesel	Engine	Capacity (cc)	Output kW	Gearbox	Emission standard	Fuel consumption NMVEG* l/100 km	g CO_2/km	External noise dB (A)
Mégane II	E	1.6 16v	1,598	83	5-speed manual	Euro 3	6.8	163	71
	D	1.9 dCi	1,870	88	6-speed manual	Euro 3	5.4	141	71.3
Espace IV	E	2.0 T	1,998	120	6-speed manual	Euro 3	9.7	232	70.8
	D	2.2 dCi	2,188	110	6-speed manual	Euro 3	8.9	238	70.9

Since 2001, Renault has been gradually offering new gasoline engines which meet the future European emissions standard to come into force in 2005 (Euro 4).

Report On The Environmental Data Relating To The Renault Group Locations

As statutory auditors of Renault and in accordance with your request, we performed an audit of the environmental "Data" relating to the Renault Group locations for the year ended 2002, as they appear under the caption "Total" in the Location Environmental Indicators Schedule. These Data are the responsibility of Management, in compliance with the Renault 2002 Environmental Guide (referred to hereafter as "the Reference Document") available for consultation at the *Service de Protection de l'Environnement et Prévention des Risques Industriels* (the Environmental Protection and Industrial Risk Prevention Office). Our responsability is to express an opinion on these Data, based on our audit.

Nature and scope of the audit

We conducted our audit in accordance with French professional standards. These standards require that we plan and perform the audit in order to:

- Evaluate the relevance of the information provided in the Reference Document in accordance with the criteria defined by the International Standard on Assurance Engagements;
- Meet with company officers, at group level, involved in implementing the Reference Document, perform analytical procedures and consistency checks and verify that the Data is properly processed and computed;
- Evaluate, from representative sample of the locations which contribute, on average, to 35% of the environmental impact of the Renault Group (between 17% to 50% depending on the indicators), the level of compliance with the Reference Document and perform detailed tests on the Data by a reconciliation with the documentary evidence and verifying the various calculation formulae.

In view of the work carried out on the major Renault locations over the last four years, we believe that our audit provides a reasonable basis for our conclusions.

Conclusions

1. The Renault 2002 Environmental Guide constitutes a relevant document of reference with respect to the criteria set out by the International Standard on Assurance Engagements. Without qualifying our conclusion, we draw your attention to the reporting procedures set out under the heading "Comments on Methodology".
2. In our opinion, the Data have been prepared in all material respects, in accordance with the Reference Document prepared by Renault.

Paris, March 3, 2003

ERNST & YOUNG AUDIT

Dominique Thouvenin
Statutory Auditor

Éric Duvaud
Environment Partner

GRI indicators: cross reference table

	Indicator code	Category	Chapter
Economic			
◈	EC1	customers	1.2.3.3.
◈	EC2	customers	1.2.2.1. / 1.2.2.2. / 2.2.3.5.
◈	EC3	suppliers	1.2.2.1.
◈	EC4	suppliers	1.1.2.1. / 2.2.3.2. / 3.4.2.
◈	EC5	employees	2.2.1.1. / 2.2.2.1. / 2.2.1.3. / 3.2.2.2.
◈	EC6	providers of capital	1.2.3.2. / 2.1.5.
◈	EC7	providers of capital	1.2.3.2.
◈	EC11	suppliers	1.1.2.1.
◈	EC13	indirect economic impacts	1.1.2.1. / 1.2.2.1.
Environmental			
◈	EN1	material	3.3.2.
◈	EN2	material	3.3.4.1. (x 2) / environmental table
◈	EN3	energy	3.3.4.1. / environmental table
◈	EN4	energy	3.3.4.1. (x 2)
◈	EN5	water	3.3.4.1. (x 2) / environmental table
◈	EN7	biodiversity	3.3.5.
◈	EN8	emissions	environmental table
◈	EN9	emissions	3.3.4.1. / environmental table
◈	EN10	emissions	3.3.4.1. / environmental table
◈	EN12	effluents	3.3.4.1. / environmental table
◈	EN14	products and services	3.4.2. / 3.3.2. (x 3) / 3.3.4.1. / 3.3.4.2. / 3.3.4.3. (x 2)
◈	EN15	products and services	3.3.4.1. / 3.3.4.3.
◈	EN17	energy	3.3.4.1. (x 2)
◈	EN22	water	3.3.4.1. (x 2)
◈	EN27	biodiversity	3.3.5. (x 2)
◈	EN33	suppliers	3.3.2. (x 3) / 3.4.2. (x 2)
◈	EN34	transport	3.3.4.1.
◈	EN35	environmental expenditures	1.3. (axis 1) / 3.5. (x 3) / 3.3.2. / 3.3.3.2.
Social			
◈	LA1	employment	1.1.2.1. / 3.2.1. / 3.2.2.2.
◈	LA2	employment	3.2.2.1. (x 3)
◈	LA4	labour/management relations	1.3. (axis 4) / 3.2.2.1. / 3.2.2.2. (x 3) / 3.2.2.3.
◈	LA5	health and safety (employees)	3.2.2.2.
◈	LA7	health and safety (employees)	3.2.2.2. (x 2)
◈	LA9	training and education	3.2.2.1. (x 2)
◈	LA10	diversity et opportunity	3.2.2.2. / 3.2.2.3. / 3.4.1.
◈	LA11	diversity et opportunity	1.2.1. (x 2) / 2.2.1.1. (x 2) / 2.2.1.2.
◈	LA12	employment	3.2.2.2. (x 2)
◈	LA14	health and safety	3.2.2.2.
◈	LA16	training and education	3.2.2.1. (x 4) / 3.2.2.2. / 3.2.2.3. / 3.3.2. (x 3)
◈	LA17	training and education	3.2.2.1. (x 2) / 3.2.2.2. (x 2)
◈	HR1	strategy and management	3.2.2.2. (x 3) / 3.4.2. / 3.4.3.5. / 3.4.4.3. / 3.4.5.3.
◈	HR2	strategy and management	3.4.2.
◈	HR4	non-discrimination	3.2.2.3.
◈	HR11	training and education	3.2.2.2. (x 2)
◈	HR12	indigenous rights	3.4.5.2. (x 2)
◈	SO1	community	1.3. (axis 4) / 3.4.3. / 3.4.5.3. (x 6) / 3.3.5.
◈	SO2	bribery and corruption	3.4.5.3.
◈	SO4	community	1.3. (axis 1) / 1.3. (axis 4) / 3.2.2.3. / 3.4.4.2. / 3.4.4.3. / 3.4.4.4. / 3.4.4.5. / 3.5.
◈	PR1	health and safety (customers)	1.3. (axis 1) / 3.4.2. / 3.4.4.2. / 3.4.4.3. / 3.4.4.4. / 3.4.4.5. / 3.5. (x 3) / 3.3.5.
◈	PR2 / PR7 / PR8	products and services	3.2.2.2. / 3.3.4.3. (x 2) / 3.3.5. / 2.2.3.5. / 3.4.2.
◈	PR3	respect for privacy	3.4.1

Notes

Notes

Excluding the annual statements of Renault S.A., this document is a translation of the Annual Report of the Renault Group for 2002.

A full English translation of the statements of Renault S.A. is available from Renault, 13-15 Quai Le Gallo, 92513 Boulogne-Billancourt Cedex France *or from Renault, Investor Relations Department, 27-33 Quai Le Gallo, 92512 Boulogne-Billancourt France.*



RENAULT
13-15, quai Le Gallo
92513 BOULOGNE-BILLANCOURT Cedex
France
Tel.: + 33 (0)1 41 04 50 50
www.renault.com

INVESTOR RELATIONS DEPARTMENT
CORPORATE COMMUNICATIONS DEPARTMENT

Photo credits:

Anthony Bernier: front and back cover
pp. 4, 108, 109
Patrick Curtet: p. 27
Dingo: pp. 191, 196
Dominique Dumas: p. 41
Georges Fessy: p. 110
Harry Gruyaert: p. 28
D. Katz: p. 77
Chris Overton: p. 135
Luc Pérénom: pp. 21, 31, 74
Photothèque Euro NCAP: p. 101
Photothèque RSM: pp. 10, 69
Renault Communication DR: pp. 6, 102, 103, 104, 192
Patrick Sautelet: pp. 9, 11, 147, 182
Studio Pons: pp. 30, 63, 65, 86, 95
Michel de Vries: pp. 26, 32, 60, 97
Alexander Walter / Getty Images: front cover

RENAULT

002 Annual Report

SUMMARY



RENAULT

Renault group

Renault, an international, multi-brand group with worldwide scope through its Alliance with Nissan, pursues a strategy of profitable growth and corporate responsibility, offering a range of innovative, high-quality vehicles and services.

This strategy is structured around five main goals: build recognition for our brand identity; be the most competitive manufacturer on our markets in terms of quality, costs and delivery times; extend our international reach; develop Renault's core values; and translate success into financial performance.

€36,336 million

2002 revenues

€1,483 million

2002 operating margin

€1,956 million

2002 net income

Europe's No.1 brand

in passenger cars and light commercial vehicles with market share of 10.7% and 15.8%, respectively

2,403,975

vehicles sold worldwide in 2002

132,351

employees



Contents

From the Chairman

Renault turned in an excellent performance in 2002. While our main markets contracted and we were in the midst of renewing our range, we launched new models – including Vel Satis, the new Espace and Mégane II – on schedule, and increased our share of the European market for both passenger cars and light commercial vehicles. We also actively pursued our drive to reduce costs.

Renault was the number-one brand in Western Europe for the fifth year running, gaining ground on nearly all markets. Rising sales in Central Europe – where our brand now ranks second – and more distant markets such as Mexico, Russia, North Africa and the Asia-Pacific region, offset much of the impact of sharp market contraction in Turkey and the Mercosur countries. In South Korea, Renault Samsung Motors rounded out its offering with a second model and turned in a remarkable performance to make a positive contribution to group earnings a full two years ahead of schedule. Dacia also reported higher sales and continued to upgrade facilities.

In trucks, AB Volvo returned to profit, bringing us the benefits of a strategic agreement that makes Renault the core shareholder of the world's number-two manufacturer of commercial vehicles.

Our financial results thus reflect a substantial improvement in operating margin and profits as well as a surge in earnings from our investment in Nissan. Net income came to €1,956 million for a return on equity of 19.8%, and our balance sheet was strengthened.

Last year marked an important stage in our program to build for the group's future and profitable growth. Renewal of our range, which is to continue at a brisk pace in 2003 and 2004, got under way with product launches that included Espace IV and the first two vehicles in the Mégane II lineup. These were warmly received, auguring well for their future success and that of the other new vehicles to follow.

Our employees' excellent workmanship is reflected in the awards received by our products. In particular, Vel Satis and Mégane II scored five stars for their performance in the Euro NCAP crash tests, while Mégane II was also voted European Car of the Year 2003.

A major milestone was the implementation of the second stage in the Renault-Nissan agreement, leading to the creation of an automobile group ranking fifth worldwide in terms of unit sales. Made up of two companies with distinct identities and cultures, each with its own momentum, this now operates under the guidance of Renault-Nissan bv, a common management company with responsibility for overall strategy and the development of synergies. The ownership structure of Renault-Nissan bv is designed to ensure a genuine community of interests and the necessary operating autonomy of each partner.

Renault and Nissan were thus able to accelerate joint initiatives to cut purchasing and IS/IT costs, develop common platforms and powertrains, and benefit from increased cooperation in sales and production in different regions. These initiatives will be a source of profitable growth for both companies.

Moving to back up the favorable dynamics at work during the year, Renault defined and disseminated five strategic goals to support our own program of profitable growth, targeting sales of 4 million vehicles a year as of 2010. These goals are:

1. Build recognition for our brand identity.
2. Be the most competitive manufacturer on our markets in terms of quality, costs and delivery times.
3. Extend our international reach.
4. Develop Renault's core values.
5. Translate success into financial performance.

Adopted and applied by all employees throughout the group, these goals will give us focus and continuity. In conclusion, I wish to congratulate all the men and women at Renault, Dacia and Samsung on their work, expertise, commitment and enthusiasm.





Louis Schweitzer,
Chairman and Chief Executive Officer, visiting the Auto Chassis International factory on July 17, 2002 with (left to right) plant manager Véronique Van Doren, foreman Olivier Bartoli and maintenance operator Jean-Claude Bobet.



Board of Directors

on December 31, 2002



Louis Schweitzer
Chairman



Left to right

François de Combret
Associate Director, Lazard Frères

Yoshikazu Hanawa
Chairman, Nissan Motor Co., Ltd.

Carlos Ghosn
President and Chief Executive Officer, Nissan Motor Co., Ltd.

Marc Ladreit de Lacharrière
Chairman and Chief Executive Officer, FIMALAC

Bernard Larrouturou
Chairman and Chief Executive Officer, INRIA

Not pictured:
Jean-Luc Lagardère*
General Partner, Lagardère SCA



Henri Martre
Honorary Chairman, Aérospatiale

Jean-Claude Paye
Attorney

Franck Riboud
Chairman and Chief Executive Officer, Danone Group

Jeanne Seyvet
Director General, Industry, Information Technologies and Post,
Ministry of the Economy, Finance and Industry

Robert Studer
Former Chairman, Union des Banques Suisses

Gérard Debris attends the Board of Directors meetings
as Secretary of the Central Works Council.



Pierre Alanche
Engineer in charge of overseeing development
of Renault's production information systems

Yves Audvard
Renault Manufacturing Engineering Technician

Michel Barbier
Renault Technician

Bruno Bézard
Head of Shareholding Department,
Treasury Division, Ministry of the Economy, Finance and Industry

Alain Champigneux
Renault CAE Project Manager

* *Resigned from the Board on January 27, 2003.*

Raymond H. Lévy
Honorary President

Management team

Group Executive Committee on December 31, 2002

Third from left

Louis Schweitzer
Chairman and Chief Executive Officer, 60 years old

Ecole Nationale d'Administration.
Inspector of Finance.
Joined Renault in 1986. Became Chief Financial Officer and Head of Strategic Planning in 1988, then Executive Vice President in 1989.
Appointed President and Chief Operating Officer in December 1990. Chairman and CEO of the Renault group since May 1992.





Left to right

Shemaya Lévy
Executive Vice President, 55 years old

Ecole Nationale de la Statistique et de l'Administration Economique (ENSAE).
Joined Renault in 1972. After holding various positions at Renault V.I., he was appointed Vice President, Sales and Marketing in 1987 and Chairman and CEO of Renault V.I. in 1994.
Became Executive Vice President in 1998, reported to by Finance, Audit, Financial Control and Information Technologies & Systems.

Georges Douin
Executive Vice President, 57 years old

Ecole Polytechnique.
Joined Renault in 1967 as a quality engineer in the R&D Department. Became Head of Engineering in 1988, then Vice President, Technology in 1989, before being appointed Senior Vice President Product & Strategic Planning and Projects in 1992. Senior Vice President, Product & Strategic Planning and International Operations since 1997. Appointed Executive Vice President in 1998.

Patrick Faure
Executive Vice President
Chairman and CEO of Renault F1 Team, 56 years old

Ecole Nationale d'Administration. Joined Renault in 1979, Head of Sales and Marketing from 1991 to 1998, then appointed Chairman and CEO of Renault V.I./Mack until 2000 when he was named Executive Vice President of the Renault group. Chairman of Renault Sport from 1986, he became Chairman and CEO of Renault F1 Team in 2002.
The Corporate Communications Department reports to him.

Michel de Virville
Corporate Secretary General
Executive Vice President, Group Human Resources, 57 years old

PhD in mathematics. Research engineer at the CNRS (National Center for Scientific Research). Ministry of Labor (1986). Adviser at the Auditor-General's Department. Joined Renault in 1993. Became Head of the Human Resources Department in 1996, and was appointed Corporate Secretary General in 1998, with responsibility for the group's Human Resources.

François Hinfray
Executive Vice President, 48 years old

Ecole Nationale d'Administration.
Joined Renault in 1989 as Director in charge of European Affairs. He was appointed Director of the Rouen Branch Office in 1991, then Managing Director of Deutsche Renault in 1993. In 1997 he became Senior Vice President, Market Area France, before becoming Executive Vice President, Sales and Marketing in 1998.
He is also responsible for the Light Commercial Vehicles Division.

Pierre-Alain De Smedt
Executive Vice President, 58 years old

A graduate in engineering and business administration from the University of Brussels. After three years as Chairman of SEAT, he joined Renault in 1999 as Executive Vice President. Reporting to him are Research, Vehicle Engineering, Passenger Car Projects, Powertrain, Purchasing, Manufacturing, and the Mercosur Division.

Group Executive Committee and Renault Management Committee on December 31, 2002

Louis Schweitzer *
Chairman and Chief Executive Officer

Patrick Bessy
Senior Vice President, Corporate Communications

Patrick Blain
Senior Vice President, Market Area Europe

Marie-Christine Caubet
Senior Vice President, Market Area France

Jean-Pierre Corniou
Senior Vice President,
Chief Information Officer

Pierre-Alain De Smedt *
Executive Vice President,
Industry and Technology

Rémi Deconinck
Senior Vice President, Product Planning

Georges Douin *
Executive Vice President,
Product & Strategic Planning
and International Operations

Jean-Baptiste Duzan
Senior Vice President, Supplier Relations
Chairman and CEO, Renault Nissan Purchasing Organization (RNPO)

Michel Faivre-Duboz
Senior Vice President,
Vehicle Engineering Development

Patrick Faure *
Executive Vice President, Corporate Communications
Chairman and CEO, Renault F1 Team

Philippe Gamba
Chairman and CEO, RCI Banque

Manuel Gomez
Senior Vice President, Northern Latin America

Michel Gornet
Senior Vice President, Manufacturing and Logistics

François Hinfray *
Executive Vice President,
Sales & Marketing and Light Commercial Vehicles

Jacques Lacambre
Senior Vice President,
Advanced Vehicle Engineering and Research

Patrick le Quément
Senior Vice President, Corporate Design

Shemaya Lévy *
Executive Vice President,
Chief Financial Officer

Benoît Marzloff
Senior Vice President, Strategy and Marketing

Luc-Alexandre Ménard
Senior Vice President, International Operations

Bruno Morange
Senior Vice President,
Light Commercial Vehicles

Pierre Poupel
Senior Vice President, Mercosur

Alain-Pierre Raynaud
Senior Vice President, Corporate Controller

Jean-Louis Ricaud
Senior Vice President, Quality

Tsutomu Sawada
Senior Vice President, Adviser to the Chairman

Michel de Virville *
Corporate Secretary General, Executive Vice President, Group Human Resources

Appointed effective January 1, 2003:

Alain Dassas
Senior Vice President, Finance

Kazumasa Katoh
Senior Vice President, Powertrain Engineering

* Members of the Group Executive Committee chaired by Louis Schweitzer.

Clear strategy backed by high standards of corporate governance

Renault applies best practices to improve standards of corporate governance, enhancing shareholders' perceptions of the group and consolidating confidence. In 2002, these efforts continued with stepped-up supervision and control to ensure fully transparent operation.

Board Regulations and Directors' Charter

Transparency, dialogue, risk control and elimination of conflicts of interest are the basic principles underlying Renault's management. The group responded promptly to the **Viénot report on corporate governance in France,** published in 1995 and followed by a second report in July 1999. By 1996, it had adopted a set of Board Regulations and established specialized Board committees. These regulations are designed to ensure that the Board fulfills its role as an effective representative for all shareholders.

Similarly, Renault responded to the Bouton report of 2002, much of which is also devoted to corporate governance, conducting a thorough review of all recommendations and incorporating the essential principles into its Board Regulations.

These regulations are backed by a Directors' Charter defining the powers and duties of the Board, which has also drawn up procedures for the use and disclosure of confidential information. At its meeting on July 26, 2001, it appointed a compliance officer who must be consulted by all staff members with regular access to confidential information to ensure that any exercise of stock options or other transaction in securities issued by a group company is proper.

The Board's role involves both participation in management and its supervision, which means considering the strategy proposed by senior management and ensuring that it is properly implemented. The Board's prior approval is required for all significant decisions not resulting from strategies already adopted and it is naturally kept fully up to date on group finances.

Board committees

Three committees, each an integral part of Board organization, help to ensure that it carries out its duties effectively and achieves its goals.
The **Accounts and Audit Committee,** headed by an independent director since its inception in 1996, reviews financial reports and accounting methods to ensure their reliability and efficiency.
The **International Strategy Committee** oversees Renault operations outside Europe and examines strategic guidelines proposed by senior management for international business development.
The **Appointments and Remuneration Committee,** counting a majority of independent directors, naturally plays an essential role in corporate governance. It makes proposals for the appointment of new directors, renewal of directorships, management compensation and allocation of stock options.



Vel Satis shows its distinctive style.

Performance review

In 1998, Renault conducted its first review of the membership, organization and operation of its Board of Directors with the assistance of a specialized consultancy. The Board received a second report on February 27, 2001 and on October 22, 2002 used this as a basis for renewed examination of ways to improve efficiency in line with the recommendations of the Bouton report. As the Bouton report suggests, reviews are now to be conducted annually.

Risk management

Risk management is fully integrated into all aspects of operation. Clearly defined procedures are followed to identify, verify, quantify – where possible – and deal with risks associated with Renault's business. These are of three main kinds: market risk, operating risk and legal risk. Management of some types of risk, particularly financial, is centralized.
In the second half of 2002, a separate **Risk Management department** was set up to identify and monitor risk of all kinds. It is also charged with encouraging cross-functional and cross-company initiatives in this area, and supervising implementation of related action plans.
The department reports to the Vice President in charge of corporate audit. The Board Accounts and Audit Committee is kept informed of the main risks and the results of major in-house audits.

Code of Good Conduct

Since 1998, Renault has applied a Code of Good Conduct that provides a framework for relationships with all stakeholders, within the group and outside. Circulated to suppliers and most managerial staff, this was reviewed and updated by the Board of Directors in 2002.

Themes covered include employee safety, preservation of tangible and intangible assets, compliance with the law, respect for the environment and partners, disclosure and use of information, use of the group's financial resources, participation in local community life and conflicts of interest. An **Ethics and Compliance Committee** set up in 2000 oversees implementation and new developments within the group, taking responsibility for defining communications policy in this area. The group compliance officer is in permanent contact with the Committee and plays an active role in its initiatives.

In addition to the Code of Good Conduct, Renault has an **Internal Audit and Monitoring Charter** defining rules for the delegation of operational responsibility by executives.

A lasting framework for the Alliance

In 1999, Renault and Nissan joined forces in a unique alliance to create a global automobile group with an industrial and commercial presence on most markets. While each retains its independence and distinct identity, the two partners have since moved ahead with a common strategy for profitable growth, building on shared values of mutual trust, respect for each other's differences and a balanced relationship.

Autonomous partners united for performance

As originally agreed in 1999, the Alliance took a new step forward in 2002 through the implementation of cross-shareholdings and the creation of a new strategic command structure to strengthen equity ties and provide a lasting basis for the Renault-Nissan group.

Renault raised its equity interest in Nissan to 44.4% while Nissan acquired a 15% equity interest in Renault, and representation of each on the other's Board of Directors was increased. Renault now accounts for four of the nine Directors on the Nissan Board and Nissan for two on the Renault Board, which has 17 members.

The two partners are now better placed to benefit from each other's successes. In 2002, Nissan thus contributed €1,335 million to Renault earnings. This community of interests makes for additional stability in the shared strategy for profitable growth being pursued by the Renault-Nissan group, by the same token favoring convergence and greater cohesion.

In this, a key role has been assigned to **Renault-Nissan bv,** a management company incorporated under Dutch law. Equally owned by Renault and Nissan, the new company takes responsibility for overall strategy, aiming to generate new momentum and broaden the scope of cooperation. The Alliance Board, which has taken over from the Global Alliance Committee, met for the first time on May 29, 2002.

A single strategic management structure

The **Alliance Board** counts eight members, four from each of the two groups. Its President is Louis Schweitzer, Chairman and Chief Executive Officer of Renault, and its Vice President is Carlos Ghosn, President and Chief Executive Officer of Nissan. The Board has an extensive brief and wide powers to define a joint strategy and manage commonality. Its assignments include the approval of all product and powertrain plans for the two partners, setting priorities and establishing an overall planning framework for the medium and long term. The Alliance Board draws up proposals for joint ventures, major market initiatives, shifts in product offerings, large investments and strategic cooperation with other organizations. Finally, it oversees the operation of joint working groups within the Alliance.

International Advisory Board (on January 2, 2003)

The International Advisory Board, which counts members from the US, Europe and Japan, provides support for the Alliance's governing body. The Board, which welcomed Carlos Ghosn as a new member in September 2002, is presided by Louis Schweitzer and Nissan Chairman Yoshikazu Hanawa. Its 12 other members are Pierre Bilger from Alstom in France, Jean-Claude Casanova from the Institut de France, Jean-François Dehecq from Sanofi-Synthelabo in France, Yoshiharu Fukuhara from Shiseido in Japan, Pehr G. Gyllenhammar from Aviva in the UK, Toru Hashimoto from Fuji Bank in Japan, Haruo Murakami from Japan Telecom, Iwao Nakatani from Tama University in Japan, Frank N. Newman from Banker's Trust Corporation in the US, Michel Pébereau from BNP-Paribas in France, Joseph Stiglitz from Columbia University in the US and Morris Tabaksblat from Reed Elsevier in the Netherlands.

Alliance Board

- Louis Schweitzer, President
- Carlos Ghosn, Vice President
- Pierre-Alain De Smedt
- Georges Douin
- François Hinfray
- Norio Matsumura
- Nobuo Okubo
- Tadao Takahashi





The first two common platforms – for the Nissan Micra (left) and Renault Mégane II (right). By 2005, these will account for over half the combined output of Renault and Nissan.

Structured cooperation

Under the leadership of the Alliance Board, cooperation is first of all through 13 Cross-Company Teams charged with the development of all new collaborative projects and supervising their implementation once decisions are made. They draw support from nine Functional Task Teams which also contribute to synergies between Renault and Nissan in management and administration.
Finally, there is an Alliance Steering Committee at both Renault and Nissan, while an Alliance Coordination Bureau, with offices in Paris and Tokyo, coordinates working groups and prepares meetings of the Alliance Board.

First two joint subsidiaries

Renault and Nissan have coordinated purchasing policies since 1999. On April 2, 2001, they founded **Renault Nissan Purchasing Organization or RNPO,** an equally-owned company charged with purchasing worldwide and achieving additional savings on purchases which total an annual €21 billion. Through RNPO, Renault and Nissan have already pooled 40% of purchasing, and this proportion could in time rise to 70% with the gradual sharing of platforms and powertrains by the two partners.

A second equally-owned subsidiary, **Renault Nissan Information Services or RNIS** was founded on July 1, 2002. The company coordinates the work of IT departments in the two groups, aiming for cost-effective systems and high standards of performance. It thus finalizes the linkup initiated through the Renault Nissan IS/IT Office, a joint IT operation set up in September 2001.
Both RNPO and RNIS are managed by Renault-Nissan bv.

"At the beginning, cooperation was a challenge, because Renault and Nissan each had a distinct identity and separate organization. But things fell into place bit by bit and we have now found effective ways to achieve common goals. The biggest differences were in manufacturing processes, logistics for parts supplies and supervision of assembly. We got over this by setting up dedicated joint teams. We still have some work to do to achieve our overall targets, but both businesses have now seen how they can use their combined strengths. French, Japanese and Mexican teams were able to work together effectively for the launch of the Renault Clio and the Nissan Platina, which is based on the Clio. These two cars, each with a distinct identity, now share a new market segment and have enabled both Renault and Nissan to increase total sales."

Armando Avila
Director of the Nissan Mexicana Aguascalientes factory, Mexico



Finan
perform

spite the pressures of range renewal and flat or downward
nds in our markets, Renault benefited from a vigorous rise in
erating margin as well as healthy earnings growth at Nissan
proved performance is associated with reinforcement of the
ance sheet and a significant decline in net financial debt
ese results reflect a strong showing from our Automobile
vision, effective cost control and consolidating of the Alliance
th Nissan.



are II – combining robustn
uel efficiency with a light and airy



Key figures and financial results in 2002

Renault confirms its number-one place in Europe and continues international expansion

Global and European automobile markets

Passenger cars and light commercial vehicles

(millions)	1998	1999	2000	2001	2002
Western Europe	16.1	16.9	16.7	16.7	**16.2**
Total worldwide	51.6	53.7	55.8	55.6	**55.8**

Worldwide automobile sales showed a modest rise from 2001 to total 55.8 million vehicles in 2002. In Western Europe the market contracted, with new registrations of **passenger cars** down 2.9% to 14.4 million and **light commercial vehicles** down 4.1% to 1.8 million.

Renault group market share in Europe

(%)	1998	1999	2000	2001	2002
Western Europe					
Passenger cars	10.7	11.0	10.6	10.6	**10.7**
Light commercial vehicles	13.0	13.9	14.1	15.3	**15.8**
Passenger cars and light commercial vehicles	11.0	11.3	11.0	11.2	**11.3**
Central Europe(1) (passenger cars and light commercial vehicles)	6.2	6.3	7.0	9.9	**10.6**
Renault group market share worldwide (passenger cars and light commercial vehicles)	4.0	4.2	4.1	4.3	**4.2**

(1) Not including Dacia brand sales.

In **Western Europe**, Renault took first place for passenger cars with market share of 10.7% and ranked number one for passenger cars plus light commercial vehicles for the fifth year running, taking 11.3% of the market after 11.2% in 2001. In **Central Europe**, Renault moved up to second place.

Worldwide, total group sales under Renault, Dacia and Renault Samsung brands accounted for 4.2% of the market, one-tenth of a percentage point less than in the previous year. The Renault-Nissan Alliance's 9.1% share placed it among the world's top five automakers.

Renault group sales worldwide

(units)	1998	1999	2000	2001	2002
Western Europe	1,800,998	1,948,449	1,873,868	1,905,635	**1,869,251**
Rest of the world	317,327	339,782	481,588	507,403	**534,724**
Total worldwide	2,118,325	2,288,231	2,355,456	2,413,038	**2,403,975**
of which, light commercial vehicles	261,828	301,210	335,554	338,046	**336,392**
of which, passenger cars	1,856,497	1,987,021	2,019,902	2,074,992	**2,067,583**

Group **sales worldwide** held steady at 2.4 million vehicles in 2002, which saw market share pick up in **Western Europe** and jump from 9.9% to 10.6% in **Central Europe**. Turning to **other parts of the world**, good results on new markets in Mexico and the Asia-Pacific region offset declines in Turkey and Mercosur countries.



Espace IV – well-earned praise for a new top-range minivan.

Renault group sales worldwide by brand

(units)	1998	1999	2000	2001	2002
Renault	2,118,325	2,288,231	2,292,353	2,287,804	**2,229,112**
Dacia	-	-	50,562	54,446	**57,775**
Renault Samsung	-	-	12,541	70,788	**117,088**
Total worldwide	2,118,325	2,288,231	2,355,456	2,413,038	**2,403,975**

Europe's leading brand for passenger cars and light commercial vehicles for the fifth year running, **Renault** improved performance in most European countries. We turned in particularly strong showings in the UK and Germany, and held on to our number-one slot in Spain and Portugal. In the Asia-Pacific region, **Renault Samsung** sales surged 65.4% to a total of 117,088 vehicles, while in Romania the group held a strong lead, taking 57.1% of the market with 66,873 vehicles sold, including 57,775 under the **Dacia** brand, 6.1% more than in the previous year.

Revenues up 2.6%

At constant scope of consolidation and accounting methods, revenues rose 2.6% to €36,336 million.
The contribution of the **Automobile Division** gained 2.3% from €33,675 million to €34,456 million. The rise in revenues was despite the negative impact of exchange rates and sales volume, which was offset by trends in prices for new vehicles and an improved product mix. This reflected the advent of Vel Satis and Espace IV at the top of the range, as well as growth in spare-parts business and sales of powertrains to third parties, especially Nissan.

Revenues (€ million)
Foreign revenues and domestic revenues (%)



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
37,187
37,592
40,175
36,351
36,336
61.4
63.5
64.5
60.8
61.7
38.6
36.5
35.5
39.2
38.3
1998
1999
2000
2001
2002
Foreign revenues
Domestic revenues

Revenues by Division
(€ million)

	2001 restated[1]	2002 published	% change 2001/2002
Automobile	33,675	34,456	2.3
Sales Financing	1,734	1,880	8.4
Total	35,409	36,336	2.6

(1) 2001 data restated on the basis of scope of consolidation and accounting methods identical to those applying in 2002 statements.

The revenue contribution of the **Sales Financing Division** rose 8.4% to €1,880 million from €1,734 million in 2001, due to increased financing and service business for both Renault and Nissan brands.

Operating margin up nearly 90% on constant accounting methods

Renault has applied IAS 38 since January 1, 2002. Development costs incurred between the decision to develop a vehicle or powertrain and the start of production are now recorded as intangible fixed assets, while they were previously expensed in the year incurred.

In 2002, this resulted in a positive impact of €587 million on operating margin and €597 million on net income.

Operating margin[1] (€ million)



2,500
2,000
1,500
1,000
500
0
1,920
2,205
2,022
473
1,483
1998
1999
2000
2001
2002

Operating margin by Division
(€ million)

	2001	2002		
	published	published	impact of IAS 38	before IAS 38
Automobile	216	1,189	587	602
Sales Financing	252	294	-	294
Other	5	-	-	-
Total	473	**1,483**	**587**	**896**
% of revenues	*1.3*	*4.1*	*1.6*	*2.5*

(1) Operating margin is a significant indicator of business performance, measuring earnings before unusual items.

In 2002, operating margin came to €1,483 million or 4.1% of revenues, *while the figure based on constant* accounting methods was €896 million or 2.5% of revenues compared with 1.3% in 2001. On the basis of constant accounting methods, operating margin generated by the **Automobile Division** was *€602 million or 1.7% of revenues* compared with 0.6% in 2001. This improvement reflects **declines in research and development expenses,** which peaked in the previous year, as well as in other general costs. It also includes a ***bigger contribution from outside*** **Western Europe,** driven by a rise in earnings from Renault Samsung Motors and Renault's growth on new international markets. Performance in **Europe was resilient** despite less favorable conditions associated with a decline in volumes and the end of Mégane's lifecycle.

The **Sales Financing Division** generated an operating margin of €294 million, or 15.6% of revenues compared with 13.8% in 2001.

Net income reaches record high on both published and restated basis

Alongside operating margin, main items affecting Renault results in 2002 were:

- a €266 million charge included in other operating income and expenses, mainly made up of restructuring costs and write-downs of industrial assets, particularly in Brazil;
- a €1,335 million profit on Renault's interest in Nissan Motor, accounted for by the equity method, up from €497 million in 2001 in line with Nissan's earnings growth;
- charges for current and deferred tax totaling €447 million, compared with €67 million in 2001.

All told, net income came to €1,956 million, setting earnings per share at €7.53. Restated on the basis of constant accounting methods, net income was €1,359 million, up from €1,051 million in 2001.

This good result means that the dividend to be proposed at the next Annual General Meeting will be significantly higher than for the previous year.

Summary income statement (€ million)

	2001	2002		
	published	published	impact of IAS 38	before IAS 38
Revenues	36,351	36,336	-	36,336
Operating margin	473	1,483	587	896
Other operating income and expenses	231	(266)	-	(266)
Operating income	704	1,217	587	630
Net financial income (expense)	(64)	(91)	-	(91)
Share in the net income of Nissan Motor	497	1,335	190	1,145
Pre-tax income	1,020	2,457	805	1,652
Tax	(67)	(447)	(208)	(239)
Renault net income	1,051	**1,956**	**597**	**1,359**

Net income (€ million)



2,100
1,800
1,500
1,200
900
600
300
0
1,349
534
1,080
1,051
1,956
1998
1999
2000
2001
2002

Dividend per share (€)



1.2
1.0
0.8
0.6
0.4
0.2
0
0.76
0.76
0.91
0.92
1.15
1998
1999
2000
2001
2002

The Annual General Meeting to be held on April 29, 2003 will be asked to approve a dividend of €1.15, 25% higher than that paid for the 2001 financial year. The dividend will be payable from May 15, 2003.

Operating conditions improve

Consolidated cash flow
(€ million)



3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,098
3,314
3,412
1,688
3,578
1998
1999
2000
2001
2002

Investments in property, plant and equipment and intangible assets net of disposals (€ million)



3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,205
2,437
2,846
3,205
2,477
1998
1999
2000
2001
2002
before IAS 38

Cash flow for the Automobile Division came to €3,179 million in 2002 or €2,577 million before IAS 38, compared with €1,395 million in 2001. This reflects in particular dividends received in amounts of €183 million from Nissan and €77 million from AB Volvo.

In 2002, investments were mainly focused on renewal of vehicle and powertrain ranges and on modernization of plant. A more selective approach reduced the Automobile Division's **investments in property, plant and equipment and intangible assets** net of disposals and excluding the impact of IAS 38 to 6.8% of revenues compared with 7.4% in 2001.

A stronger balance sheet

Net financial debt Automobile Division (€ million)



5,000
4,000
3,000
2,000
1,000
0
-1,000
-2,000
-1,612
2,700
4,793
3,927
2,495
1998
1999
2000
2001
2002

Consolidated shareholders' equity
(€ million)



12,000
10,000
8,000
6,000
4,000
2,000
0
7,861
8,185
9,652
10,051
11,828
1998
1999
2000
2001
2002

Return on equity
(%)



20
15
10
5
0
20.7
7.0
12.6
11.7
19.8
13.8
(before IAS 38)
1998
1999
2000
2001
2002

Net financial debt of the Automobile Division declined €1,432 million to €2,495 million at December 31, 2002, a steep fall mainly attributable to improved operating conditions and more selective investments. It also reflects the significant impact of exceptional transactions such as those relating to the second stage in the Renault-Nissan Alliance and the sale of equity interests. Consolidated shareholders' equity rose €1,777 million to €11,828 million. Net financial debt of the Automobile Division was reduced to 21.1% of consolidated shareholders' equity at December 31, 2002 compared with 39.1% a year earlier.

In 2002, Renault achieved its target of at least 11% for return on equity, with the actual figure coming in at 19.8% or 13.8% before IAS 38.

Renault group workforce

Employees



200,000
150,000
100,000
50,000
0
138,321
159,608
166,114
140,417
132,351
1998
1999
2000
2001
2002

Renault employs 132,351 people around the world. The decline observed in 2002 mainly reflects the exclusion from the scope of consolidation of Irisbus, reducing the total by 3,810, and cuts in the Dacia workforce, representing a further 4,663. Following two years of exceptionally high recruitment levels, the Renault group nonetheless took on over 4,500 new employees in 2002.

Renault shares

Capital stock and ownership

After a difficult year in 2001, Renault shares did better than many in 2002, rising more than 13% over the 12 months to €44.78. This made it one of only two CAC 40 component stocks to show a rise; the French index itself fell nearly 34% over the period. During the year, Renault continued to make direct contacts with investors a central part of its shareholder relations policy.

Two transactions led to significant changes to Renault's capital stock and ownership in the first half of 2002.

- **Nissan** acquired a **15% interest** through subscription to two reserved capital increases, although it cannot use its voting rights. Following these increases, capital stock is made up of 284,937,118 shares with a nominal value of €3.81 each, making a total of €1,085,610,419.58.
- The **French government** sold part of its interest in Renault through a placement with institutional investors. As provided in privatization legislation, 10% of these shares were then offered for sale to group employees. The government's interest now represents **25.9%** of equity compared with 43.8% at December 31, 2001.

Free float rose from 46.4% at December 31, 2001 to 52.2% a year later, making for greater liquidity and increasing the share's weighting in major indices.

Ownership of Renault equity at December 31, 2002 broke down as shown below.



3.3%
Employees
3.6%
Treasury stock
25.9%
French government
52.2%
Public
15%
Nissan

Renault stock-market performance


Vel Satis – Renault know-how shines at the top of the range.

Against a backdrop of high volatility and market slumps, Renault stock outperformed indices. At the beginning of 2002, the share price headed up sharply, reflecting not only the general rise in automotive stocks but also Renault's sales and the strong earnings posted by Nissan Motor. After reaching a peak for the year at €57.45 on May 17, the share fell back amid deepening stock-market gloom, but picked up again following the announcement of half-year earnings and better-than-expected full-year forecasts.
It suffered a significant decline in September as a result of a general downturn in the automobile industry and a fall in Renault sales, reaching a low for the year at €34.60 on October 10. This was again followed by a rally, reflecting a good half-year performance from Nissan and the success of the new Mégane II. Renault shares thus closed the year at €44.78, showing a 12-month rise of 13%. This compares with a 33.8% fall in the CAC 40 and declines of 8.5% in the index for French automobile stocks and 29.6% in the DJ Euro Stoxx Auto for those in the euro zone. Renault thus recorded the strongest gain of any volume vehicle manufacturer in the world except Nissan, up 33.2%.

Renault share performance from January 1, 1997 - December 31, 2002 (€)
CAC 40 indexed on Renault share price at January 1, 1997: €17



65
60
55
50
45
40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001
2002
Renault share price
CAC 40 index

Shareholder relations – information and dialogue

Since it was floated in November 1994, Renault has made it a priority to provide individual and institutional shareholders alike with transparent information, clearly stated, on a regular and consistent basis.

Set up in May 1995 to consolidate shareholder loyalty, our **Shareholder Club** now counts some 10,000 members who receive a quarterly newsletter, special reports on topics such as the Renault-Nissan Alliance, and an abridged version of the annual report. To help them get to know the company better, they also have opportunities to tour Renault sites. In 2002, nine visits were organized to factories in Flins, Batilly and Cléon as well as to the Technocentre outside Paris. Other events for members included a preview showing of Espace IV and a free competition for invitations to the Paris Auto Show.

Ten shareholder meetings were held in 2002 at venues around France. Most were organized in conjunction with stock-market operator Euronext and FFCI, the French federation of shareholder clubs. Renault was also on hand at the Actionaria trade show for individual shareholders in Paris for the fifth year running.

A 12-member **Consultative Committee for Shareholders** was set up in 1996 to help ensure that shareholders get the information they want.

The Committee met three times in 2002, on one occasion in full session with the Renault Chairman in attendance. During the year, consideration focused on shareholders' new expectations in financial communications and related improvements in the shareholders' newsletter.

Over the past five years Renault has also pursued an active campaign targeting the advisers and opinion-makers who have a significant influence on stock-market investments – and who are thus important relays for information to shareholders. Four meetings were organized for this group in 2002, one at the Paris Auto Show and three in other parts of France.

Website: www.renault.com

The **Analysts & Shareholders** section of the Renault website gives shareholders convenient access to all financial communications material. Content includes up-to-the-minute share prices, press releases and other publications, a calendar of upcoming events, webcasts of presentations to analysts in Paris and the AGM, and answers to frequently asked questions.

In November 2002, French internet specialists Investis named it the best financial website of any CAC 40 index stock.

Key figures (€[1])

	2000	2001	**2002**
Number of shares at December 31	239,798,567	242,196,550	**284,937,118**
Financial data			
Net earnings per share	4.50	4.38	**7.53**
Net assets per share	40.25	41.88	**45.57**
Net dividend per share	0.91	0.92	**1.15**[2]

	2000	2001	**2002**
Stock-market data			
Closing price at December 31	55.50	39.61	**44.78**
Market capitalization at December 31	13.3 bn	9.6 bn	**12.8 bn**
High for the year	61.00	64.00	**57.45**
Low for the year	37.53	26.01	**34.60**

(1) Market capitalization in € billion.
(2) Proposed by the Board of Directors for submission to the Annual General Meeting of April 29, 2003.

Key dates in 2003

Tuesday, February 11: Announcement of 2002 full-year results
Friday, April 25: Announcement of 2003 first-quarter revenues
Tuesday, April 29: Annual General Meeting
Thursday, May 15: Payment of dividend (*)
Thursday, July 24: Announcement of 2003 first-half results
Thursday, October 23: Announcement of 2003 third-quarter revenues
(*) Proposed by the Board of Directors for submission to the Annual General Meeting of April 29, 2003.

Shareholder information

Renault - Investor Relations
Dept. 0760
27-33 Quai Le Gallo, 92512 Boulogne Billancourt Cedex – France
Tel.: +33 (0)1 41 04 59 99 – Fax: +33 (0)1 41 04 51 49
Toll-free number: 0 800 650 650 *(France only)*
Email: communication.actionnaires@renault.com
Website: www.renault.com

Renault - Employee Shareholders
6 Place Bir-Hakeim, 92109 Boulogne Billancourt Cedex – France
Tel.: +33 (0)1 41 04 33 46 – Fax: +33 (0)1 41 04 33 52

2

Brand with proven appeal

Renault was Western Europe's number-one brand for the fifth year running in 2002, with 11.3% of the market. In other parts of the world, group sales rose 5.4% despite a contraction in Turkey and the Mercosur countries. During the year, Renault vigorously pursued its own international development, together with associated brands Renault Samsung and Dacia, while at the same time consolidating cooperation with Nissan at both global and local levels.

Mégane II, pictured here in Sport Hatch format, was voted Car of the Year 2003.




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Renault – Europe's number-one brand

On the passenger car market...

A jury of 58 motoring journalists from 22 European countries voted Mégane II Car of the Year 2003 ahead of 30 other contenders. The car won praise for its expressive design, exemplary handling, braking and ride comfort, and extensive range of passive safety features.

With market share of **10.7%** in 2002, Renault took first place for passenger cars in Western Europe, a performance achieved against a backdrop of widespread market contraction except in the UK.
It was also despite the fact that several models in the Renault range reached the end of their lifecycle.

The year saw major renewals, too, with good market starts for Vel Satis, Espace IV and Mégane II. Presented in autumn, Mégane II was quick to establish itself as the benchmark in its segment, winning the **Car of the Year 2003** title to reward Renault's confidence in this all-important lineup. By the end of the year, Mégane II sales had topped 40,000. It should now gain added favor having been awarded a **five-star rating** in crash tests conducted by Euro NCAP, an independent organization assessing the safety of new cars on the European market.

At the top end of the range, Vel Satis, launched in spring, has begun to show its appeal for customers who are not afraid to break free from market conventions. And for Espace IV, its first months on the market confirmed Renault's firm lead in the large minivan segment. Avantime, in contrast, got off to a slower start than expected.

Clio had a record year in 2002, ranking second in its category with 3.5% of the market, while Laguna took 8.7% of a declining segment in which Renault shared second place overall for volume manufacturers. Sales of Mégane, at the end of its lifecycle, tapered off but the model still ranked fourth in Western Europe. Scénic, with over 2 million units produced since launch in 1996, remained the leader for compact minivans despite the gradual diversification of competing ranges.

A major contribution to Renault's market success came from its 1.5- and 1.9-liter dCi diesel engines, which accounted for 47% of sales, compared with an average of 39.8% on the passenger car market overall.

...and on the LCV market



Trafic – a mainstay of Renault's number-one position for light commercial vehicles in Europe.

Renault significantly strengthened its number-one position for light commercial vehicles in Western Europe, with market share up half a percentage point to **15.8%**, widening its lead on its nearest rivals.
A renewed range offers customers with specialized requirements a broad choice of attractive high-performance vehicles. The new Trafic, on the market since 2001 and voted Van of the Year 2002, has brought a stylish new touch to this crucial compact van segment, where Renault also did well with Master, raising its market share to over 10%. Kangoo Express was again number one in small vans with 26.4% of the market.

Aiming for leadership in terms of running costs as well as quality and reliability, Renault designs, develops and regularly upgrades its range of light commercial vehicles to match professional needs, building in innovative functions while ensuring the best value for money at all times. This is well illustrated by the new versions of Trafic put on the market at the end of 2002, as well as significant upgrades to the Kangoo and Master in early 2003.

Another demonstration of Renault's dedication to serving business customers is its network of Business Centers. At the end of 2003, 500 were in operation around Europe.

Building on these strengths, Renault is also well placed to achieve its aim of selling at least 100,000 light commercial vehicles outside Western Europe by 2005.


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Thalia in Prague – gaining new ground for Renault in Central Europe.

Growth on international markets

In **Central Europe** Renault consolidated earlier gains and took the number-two position with market share up from 9.9% in 2001 to 10.6% in 2002, equaling its performance in Western Europe. This sharp rise on an expanding market reflects the success of the entire range.

Sales in **Eastern Europe** and **Russia** also grew, with 74,300 vehicles sold during the year. Mégane and the Clio sedan did particularly well. In Romania, the combined sales of Renault and Dacia accounted for 57.1% of the market for passenger cars and light commercial vehicles.
In Russia, Renault sales surged 48% to a total of 8,300 vehicles.

Colombia is a strategic focus of business in the Andean Pact countries. Here Renault consolidated its number-two position, taking 23.2% of the market through a factory in Medellin and a network of 31 dealerships. In keeping with a strategy of international expansion, Renault raised its interest in Sofasa SA – owner of the Medellin factory – from 23.7% to 60%. Other shareholders are Toyota and Mitsui.

This strategy was also at work in **South Africa**, where market share was 3.5%. During the year, Renault announced a joint venture with Imperial Car Imports, which imports vehicles for distribution in South Africa and neighboring countries. The transaction should get approval from the South African competition authority in March 2003.

Turning to **North Africa**, Renault posted sustained growth in sales of passenger cars and, even more, light commercial vehicles. This reflected a particularly good performance in Algeria, where market share was over 28%.

In **Turkey**, there was a 14.9% drop in the market but Renault held on to its leadership with a 17.6% share and moved up to third place in passenger cars and light commercial vehicles combined. The Clio Symbol sedan remained the best-selling car in the country, with 8.5% of the market. To offset domestic economic difficulties, nearly 90% of production at the Bursa factory was exported.

In **Argentina**, where demand plunged 51%, Renault remained number one with 18.9% of the market, while in **Brazil**, also in the grip of economic difficulties, sales were down 13% to 61,266 vehicles, representing 4.3% of the market. The Mercosur department responded to market trends with measures including a temporary cutback in production at the Curitiba plant in Brazil.


Laguna II – new powertrains, new colors, new trim and new high-tech equipment for its first update.

Renault and its new markets

New international scope through the Alliance

Renault and Nissan continued to benefit from the synergies associated with complementary geographical positions. Renault is thus able to provide effective support for its partner on the crucially important Western European market while at the same time cooperating with Nissan in a growing number of regional initiatives easing its own moves into new markets.

Since its return to **Mexico** two years ago, Renault has benefited from the strong industrial and commercial presence of Nissan Mexicana and in 2002 sold nearly 15,900 vehicles, beating its target for the year.

This is mainly attributable to the success of the 110hp 1.6-liter 16-valve version of Clio II, which accounted for 60% of sales. Produced at the Nissan plant in Aguascalientes, the model made its debut in February 2002. Scénic – produced at the Nissan factory in Cuernavaca since 2000 – and imported Méganes each accounted for 13% of sales, while Laguna II and Clio Renault Sport, both imported, accounted for 6% and 7%, respectively. The Renault brand's share of the Mexican market reached 2.2%.

At the end of 2002, Renault Mexico counted 32 franchised outlets built to Renault standards.

Sales are now also backed by RCI Banque making new services available to customers of both partners.

Renault has also benefited from Nissan's presence to develop sales in **Central America**, **Ecuador**, **Peru**, the **Middle East** and the **Gulf**. Nissan importers will be selling Renault cars in Bahrain, Kuwait and Qatar from January 2003.

Turning to the **Asia-Pacific** region, where Renault is present in Japan, Australia, Taiwan and Indonesia, sales were up 25% in 2002.


clio RENAULT sport
Colección 2002.

The imported Clio Renault Sport – Mexico's Rally Champion in the N3 FIA group.

Pooling resources for optimum effect

Pursuing their common strategy of profitable growth, Renault and Nissan are steadily expanding the scope of cooperation, sharing organizational resources, know-how and skills in a wide range of areas and adopting each other's best practices.

While the partners have maintained separate distribution networks to preserve their distinct brand identities, they are pooling sales-support resources through group offices wherever possible, thereby generating significant savings. At the same time **RCI Banque**, which backs Renault's international expansion, is progressively taking over Nissan financing subsidiaries, as is already the case in Western Europe.

Complementary facilities and convergent methods and processes let Renault and Nissan use each other's production resources to make the most of overall capacity and extend their ranges. This may involve either assembly of their own vehicles at their counterpart's plant or production of the other partner's models adapted to their specific requirements in their own plant.

By the end of 2002, four factories were involved in cross-manufacturing operations of this kind. In Mexico, Nissan's Cuernavaca factory has been making Renault Scénics since 2000, while the Aguascalientes plant has been making Clio IIs since the end of 2001 and Nissan Platinas, a model based on the sedan version of Renault's Clio, since March 2002. In Brazil, the new light-commercial vehicle factory at Renault's Curitiba site in San José dos Pinhais has been producing Renault Master vans and Nissan Frontier pickups since April 2002. Finally, since autumn 2002 Nissan's factory in Barcelona, Spain, has been producing a van based on the Renault Trafic. Renault and Nissan are now working on a global logistics system. The aim is to establish a flexible manufacturing base equally able to assemble vehicles for both partners.



SM3 – an immediate success in South Korea following its September lau

Renault Samsung Motors,
a new life with the Alliance

South Korea is the second-biggest market in the region – 1,241,653 vehicles were sold in 2002, an increase of 15.8% on 2001.
In 2002, two years after its launch, Renault Samsung Motors (RSM) turned in a remarkable performance on this market, showing a strong profit two years ahead of schedule. The brand thus made its first positive contribution to Renault group results.

This reflected the benefits of highly-efficient, state-of-the-art production facilities at the Busan site in the south of the country and the rapid redevelopment of a sales network applying innovative methods, as well as public recognition for the quality of two vehicles based on Nissan models. At the same time, the company imposed rigorous cost controls to make the most of favorable market trends.

In September 2002, Renault Samsung successfully rounded out its offering with the launch of the SM3, the fruit of 21 months of development work. Coming on top of orders for the SM5, those for the new model lifted output for the year to over 120,000 vehicles, beating targets even before the end of the year. With these two cars, RSM covered 40% of the market and accounted for 9.4% of the passenger car market.

Like the SM5, the SM3 was developed and produced with technical support from Nissan. Renault Samsung Motors is a full participant in the Alliance, thus benefiting from a triple culture and the combined know-how of Renault and Nissan in the pursuit of complementary strategies.

"The SM3 has benefited enormously from the high profile that has come with the success of the SM5. The new model combines the intrinsic strengths of the line with new features appealing to younger customers. While domestic manufacturers still account for 99% of the South Korean market, there has been significant shift in demand. This is especially true as regards vehicle safety, where the country lags well behind Europe. The SM3, which meets NCAP safety standards in full, is thus the first sedan on the market with side airbags for front seats. Along with the continued success of the SM5, this new model's strong start makes us feel confident in prospects for another product-we plan to bring out soon, as well as in the overall outlook for growth at home and abroad."



Guillaume Berthier
Marketing Director
Renault Samsung Motors

Dacia,
a fresh start

Dacia continued its recovery with a 6.1% rise in sales from 2001 demonstrating the benefits of a growing distribution network. Dacia sales totaled nearly 53,000 vehicles, representing 48.7% of its domestic market.

Work on upgrades continued at the Pitesti plant, which also launched two new additions to its lineup – the SupeRNova Campus and the first range of light commercial vehicles equipped with Renault diesel engines. In April 2002, two new stamping lines went into operation and work began on a national spare parts center, scheduled to start up in 2003.

Initiated in 2000 with the support of the Romanian government and the regional environment agency, plant upgrades and improvements in working conditions illustrate Renault's commitment to sustainable development. Application of waste-reduction at source and environmental management technologies through a shared effort will raise standards at the plant to match the best in Europe in just five to seven years. To take one example, Dacia already uses the most advanced ultra-filtration techniques in its machine shops. Current priorities include management of chemical products and employee safety and health.

Dacia is moving ahead on schedule with the €5,000 car project. This targets emerging markets, home to 80% of the world's population, where the automobile is only beginning to take its place. The car will also make modern technologies in key areas such as safety and environmental standards more affordable.



Dacia assembly line at the Pitesti factory in Romania.


3



Ambitions built on competitive strengths

Constantly enhancing the quality and reliability of products for our customers is a priority at Renault. We make the most of expertise in areas including safety – as illustrated by the five-star ratings Euro NCAP awarded to Laguna II and, more recently, Mégane II and Vel Satis – as well as cost control and industrial efficiency at the highest level in Europe.

The glass roof of Mégane II has a total area of 1.32 square meters, the biggest of any in its segment.

Frontrunners in key areas

Safety



Farid Bendjellal
Passive Safety Expert
Renault Technocentre

"There can be no doubt about the efficiency of Renault's third-generation System for Restraint and Protection. Today research in passive safety is focusing on 'impact anticipation' which allows you to gain precious time – measured in thousandths of a second! – and makes deployment even more effective. That said, almost 80% of accidents are caused by people rather than the actual cars. Which makes it important to study behavior, and find ways to make drivers more aware and more responsible. However sophisticated onboard systems may be, they can never replace the driver's skill and attention. Naturally, the safety of children has always been and will remain a major concern. To take an example, we are working on ways to avoid possible error in installing baby seats. Another line of research is the development of digital models to gradually replace physical ones and gain fresh insights into how the body reacts in a crash. Finally, where active safety is concerned, we are working on systems to allow the exchange of information between vehicles and the surrounding road environment."

Renault has made safety central to its strategy for many years, acquiring an unrivaled store of experience and expertise. This *was illustrated in November 2002,* when Euro NCAP, the independent car assessment organization, awarded its top five-star rating to Mégane II and Vel Satis – as it already had to Laguna II in the previous year. Renault thus offers *the safest range in the industry.*

The results of the crash tests carried out by Euro NCAP demonstrate the structural strength of Renault vehicles, a critical factor in overall safety, and the reliability of restraint systems. However, this is only part of the picture, *since Renault has also* dedicated significant research resources to developing innovative ways to detect emergency situations and correct vehicle trajectory where necessary. Other priorities are protection of *occupants as well as pedestrians* and cyclists.

The design of our Mégane II Sport Hatch thus incorporates a **world premiere**: front seats with built-in anti-submarining airbags for safety equivalent to that of the Mégane II Hatch. This rounds *out recent enhancements to the* Renault System for Restraint and Protection already available, with its adaptive airbags, inertia-type seat belts, load limiters set at 600 kilograms, Isofix attachments for child seats, pretensioners for *rear side seating positions and* back-seat anti-submarining devices. Our aim: ensure maximum safety for every passenger in every seat, regardless of their age and build.



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Setting up crash tests at the Lardy technical center outside Paris.

Recognition from Euro NCAP

Euro NCAP – for New Car Assessment Program – brings together consumer groups and government organizations from the 15 European Union countries as well as specialized laboratories. Founded in 1997, it tests new cars and rates safety on a scale of one to five stars. Laguna II was the first car to win five-star status.

Controlling costs

In recent years Renault has won a well-deserved reputation for **reducing costs** and, by the same token, reinforcing competitiveness and profitability. Our first three-year plan was completed in 2001, generating savings of €3 billion, and was followed by a second plan, also targeting annual savings of €1 billion over three years. This drive for rationalization of spending calls for strict management criteria and efficiency in both organization and processes. It concerns all areas of operation, all departments and all disciplines. It also – of necessity – requires the participation of suppliers, dealers and all other business partners.

Purchasing of industrial supplies and services is naturally a special focus of attention. Renault has developed extensive experience and expertise that we have put to good use within the Alliance. Nissan adopted the Renault approach to purchasing from the start, and in 2001 the two companies set up the Renault Nissan Purchasing Organization which has already generated significant economies of scale. Nissan also applies Renault's strict approach to suppliers of outsourced services, and its purchasing division, like Renault's, now participates directly in all major company decisions, whereas previously it played only an advisory role.



Mégane II Hatch shaping up on the body assembly line at Douai, France.

New Distribution

To win a lead on competitors by cutting **delivery times**, Renault was the first manufacturer in Europe to adopt and apply across the board a unique delivery-to-order approach. Introduced under our New Distribution program, this system demands the capacity to make a car to exact customer specifications in a very short time. Launched in 1999, the New Distribution program has enabled Renault to better meet customer requirements and get the full benefits of our increasingly broad range. Three customers out of four now wait less than five weeks for their new car to be delivered, compared with one out of six before the program began. And delivery schedules are increasingly reliable, with over 80% of vehicles reaching outlets at the date set when the order was placed, compared with only 60% in 2000. The New Distribution program has also cut costs, reducing vehicle inventories by 10% in each of the past three years.

Renault's alternative response to economic, industrial and financial challenges

Mégane II shows the way

The platform that began operation with Mégane II is the second to be shared with Nissan, and is central to Renault's program for the renewal of its range. Altogether it will be used for seven models, of which six will be on the market by the end of 2003.

Mégane II targets an all-important market segment that accounts for nearly 35% of cars sold in Europe and makes a key contribution to both earnings and brand image. Renault aims for market share of 14% in Western Europe, with 20% of sales in the rest of the world. It is looking to sell 5.5 million cars over the life of the model, 10% more than with the previous generation.

Designed for an innovative strategy based on the concept of a range within the range, Mégane II offers customers **unprecedented freedom of choice** and thus matches a fundamental trend in demand. Each version has a distinctive appearance and identity for a clearly defined customer base. In addition, customers can choose between four trim schemes, three levels of equipment, and nine powertrains, combining these at will for a car suited to their personal preferences.

Development work on the first two vehicles in the range took only 29 months compared with 52 for the first-generation Mégane, rewarding a fresh management approach that called on all relevant departments, functions, factories and suppliers from the earliest stages of the project. This resulted in significant savings, with overall program outlay limited to €2.1 billion.

The diversity of the Mégane II range and its broad scope for personalization naturally demands maximum **flexibility in production**. Achieving this has meant reorganization and major investments in manufacturing facilities at the Douai plant in France, Palencia in Spain and Bursa in Turkey. Manufacturing processes first introduced at the Douai site and extended to the other two by stages will enhance productivity and overall industrial efficiency, the target being to cut production times by 24% compared with the original Mégane. Plants will thus have the flexibility needed to cope with commercial flexibility based on a build-to-order system and shorter delivery times.

Environmental management

With the Mégane II program, Renault has for the first time integrated environmental management goals into the product lifecycle at every stage – from design to recycling. In particular, carbon-dioxide emissions for the 80hp 1.5-liter dCi model have been cut to 120 grams per kilometer. This reflects the efficiency of Renault's latest engines – including diesels – as well as work on improving aerodynamics, reducing friction and lowering weight, all features that impact fuel consumption. Noise has been cut to 71 decibels, below the EU standard of 74 decibels. And consumption of natural resources has been limited through the use of renewable and recyclable materials. Altogether, 95% of Mégane II can be recycled by weight.


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Mégane II Hatch in Valencia, Spain, with Science City in the background (architect: Santiago Calatrava).

Competitive strength built on an efficient production system...

Launched in 2000, the **Renault Production Way (SPR)** now ranks among the best in Europe in terms of performance. Drawing inspiration from the Nissan system, it is based essentially on standardization of operations at the workstation and reinforcement of first-level management to make processes more reliable.
The system calls on the full participation of engineers, production staff, support teams and outside suppliers to track down and correct flaws in the production process quickly and in so doing achieve consistent quality.
Program profitability also depends in large measure on the thoroughness of initial planning and the time taken for design and development. With Mégane II, Renault was able to optimize these aspects and achieve its best performance ever – without neglecting any stage in the validation process and without any compromise on quality.

Similarly, the overall program outlay for Espace IV was significantly reduced, with development time kept to an optimum and manufacturing streamlined through integration in the Laguna II-Vel Satis program. Common project management and shared industrial processes paid off: in production, it uses the same platform and some of the same components as the other vehicles.

The **Renault Technocentre**, our vehicle design and development site, plays a fundamental role in such successes. Constantly enhanced, development organization is structured around project teams that make for greater efficiency, save time and reduce costs. The Mégane II project teams, for example, brought together product planners, designers, product and process engineers, quality specialists and IT teams as well as staff from purchasing, after-sales, training and communications departments. This made for **optimum synchronization** of product and process engineering and significantly reduced overall development times.



Denis Sainte-Agathe at the Sandouville factory in France, now producing Espace IV alongside Laguna and Vel Satis.



Quality and transparency – the watchwords throughout Renault's Mexico network as seen here at the Polanco branch in Mexico City.

...and on the quality and reliability of products and services

Laguna II marked a major advance in quality and reliability, and the fundamental features behind its success have benefited Vel Satis, Espace IV and Mégane II – vehicles combining robustness, safety, durability, high-performance powertrains, and top-quality materials and finish.

Other Renault vehicles – Clio II, Kangoo and Twingo, to name only three – have also benefited, with improvements to structure and equipment developed for vehicles at the upper end of the range.

Leading the field in Europe for quality of service, Renault makes customer satisfaction central to its strategy for achieving progress and reinforcing its brand image. Results are carefully monitored through surveys, customer call centers and complaint services, and significant resources are dedicated to enhancing professional skills throughout the Renault network. Our priorities include the quality of reception and rapid, effective repairs, plus maintenance on and off site, as well as making replacement vehicles available when necessary. The aim is to keep customers mobile and in so doing consolidate their loyalty.

Renault is aware of its responsibility to the community as a whole, and we are integrating environmental management in all areas of operation by stages. Our aim here is to keep negative effects to a minimum. Thus, all factories are ISO 14001 certified, to ensure ongoing improvements to plant facilities and increasingly effective limits on pollution. To meet and anticipate stricter regulatory requirements, we pay special attention to atmospheric emissions and liquid effluents. Action includes raising the capacity of biological water treatment units, increasing use of water-based paints and greater reliance on natural gas – as at the Douai plant – to reduce sulfur-oxide emissions and eliminate dust. Energy saving is another priority, again illustrated at Douai where energy consumption required for Mégane II is 16% lower than for its predecessor. Corporate responsibility also naturally involves continuing efforts to improve working conditions at Renault sites, factoring this into planning of tools and processes used in the development and production of new products. Action is also taken to change the forms of behavior that are the most common causes of accidents.



Strength and innovation to meet customer needs

In its drive to consolidate ties to existing customers and attract a demanding new clientele, Renault builds on strengths that include a renewed and extended range of vehicles equipped with high-performance engines, and an increasingly responsive and effective service offering.

Shopping around – customer Sabine Lecote learns more about the Mégane II "à la carte" offering from Kader Merarts, salesman at the Versailles Chantiers dealership near Paris.


MEGANE


RENAULT
Occasions
Pièces
de Rechange
Réception
Carrosserie
Clio

The Renault range



Espace IV benefits from the new platform policy with sedan-like driving sensations.

Settling in at the top

Espace IV has joined **Avantime** and **Vel Satis** at the top of the range. Using the same platform as *Vel Satis* and *Laguna II*, it incorporates the same advanced technology and safety features. While clearly heir to the Espace tradition, the new model is much more daring in its design. The spaciously comfortable interior gets added light from the largest sun-roof area in the market, and road performance has been enhanced with more environment-friendly V6 gasoline and diesel engines that are the most powerful in the segment. Espace IV is thus well placed to defend Renault's position as number one in Europe for top-of-the-range minivans.



Mégane II targets world markets with sales now spanning 75 countries.

Innovation and diversity *underpin the new lineup*

With *seven different body types* using the same platform, the **Mégane II** offering has the flexibility to match varied customer requirements and tastes, for unrivaled freedom of choice. Mégane II marks a break with traditional esthetics in this segment, combining *stylish design and a high level* of equipment with robustness, advanced safety, driving pleasure and comfort – *features passed* down to it from the top of the range. While a distinctive identity gives it special appeal.

Four new products will be unveiled successively throughout 2003. They will make a powerful contri*bution to the overall consistency* of the Renault range.

Europe's most competitive light commercial vehicles

The Renault lineup of light commercial vehicles leads the field in terms of operating costs, ergonomics and different body conversions. The smallest in the range is **New Kangoo Express**, an upgrade with revamped design for even greater practical appeal. At the other extreme there are multiple versions of **Master**, offering a choice of three wheelbases. In between, **New Trafic** brings fresh style to light commercial vehicles. The range is ideally suited to professional needs and offers the same comfort, safety and high environmental standards as Renault's passenger cars.

Compact class

Our smaller cars continue to make a strong showing despite stiff competition, with enhanced safety and comfort features plus new high-performance engines ensuring that they remain best in class. **New Clio**, with added pace and power, is continuing earlier successes: it now ranks second in its segment in Western and Central Europe in its hatch and sedan versions. **Twingo**, a city car that has lost none of its youthful appeal, is now available in a sixth attractive collection. Finally, **New Kangoo**, as unconventional as ever, now has added features to consolidate its leadership.

Cars for the love of driving

The love of driving is part and parcel of what Renault is all about, as **New Clio V6** shows. Displaying even more sporting style than its predecessors, it is powered by a 3-liter 24-valve engine supplying 255hp through a six-speed close-ratio manual gearbox in a version with guaranteed appeal for the most demanding enthusiast.
In a different vein, **Mégane II Coupé-Cabriolet** combines elegance and pace. Seating four comfortably, it will be the first car of its kind to be fitted as standard with a folding metal/glass roof for a drive under open skies, whatever the weather.


Clio v6
Clio V6 255hp for pure driving pleasure.


Twingo, the smallest minivan on the market – and still a pace-setter 10 years on.



The 1.9-liter dCi is Renault's most versatile engine, with different versions generating from 80 to 120hp.

High-performance, low-emission engines

Renault regularly upgrades its multi-valve gasoline engines, from the 1.2-liter 16-valve to the 3.5-liter 24-valve V6 – one of the fullest ranges on the market and one of the most competitive in terms of output for consumption. Environmental standards are a priority for Renault, and in recent years we have made a special effort to develop turbodiesel engines where we now offer an outstanding range. Latest developments in common-rail technology ensure more effective control of combustion, particularly at the pre-injection stage which in turn makes for better performance, lower emissions and less noise. This is well illustrated by the 80hp 1.5-liter dCi unit equipping Clio, which generates only 113 grams of carbon dioxide per kilometer – setting the standard for this sector – as well as the 120hp 1.9-liter dCi on Mégane II. Transmissions have naturally been another focus of development, with a new generation including in particular a six-speed manual gearbox and a five-speed advanced manual gearbox, as well as four- and five-speed Proactive automatic transmissions with flick shift. The results speak for themselves, ensuring that both diesel and gasoline engines combine driving pleasure and low consumption, while complying with Euro 3 (Euro 2000) emission standards.



Renault F1 Team

Racing under its own colors for the first time, Renault took a very honorable fourth place in the Formula 1 Constructors' Championship behind Ferrari, McLaren Mercedes and Williams BMW. Our performance should improve significantly in 2003 following upgrades on the chassis and transmission made by Mike Gascoyne's team at Enstone in the UK, plus completion of development work on the V10 RS 23 engine at Viry-Châtillon in France by Jean-Jacques His and his team. The drivers are Jarno Trulli from Italy and Fernando Alonso of Spain, who replaces Britain's Jenson Button.

Driver Jarno Trulli with his team at the Spanish Grand Prix.

A dependable presence

Renault's response to new EU regulations for car sales

A new era began for the European automobile market on October 1, 2002, when new EU regulations came into force. Designed to harmonize prices and taxes in member countries by stages, these will apply through to September 30, 2010, starting with an initial transition period of one year. They represent a complete change in the traditional system of distribution by brand networks and thus in the relationship between manufacturers and dealers. In response, Renault is applying a **selective approach**, requiring distributors/dealers to meet quality criteria and limiting the number of such franchised dealers in each country.

Dealers are still required to provide after-sales services but, in line with the new regulations, they can now sub-contract this area of business to another member of the network meeting quality criteria defined by Renault.

This selective approach will enable us to provide customers with the support they expect, offering our products and services through a brand network that is present where needed and operates on a profitable, permanent basis.

Since the new regulations overrule many of existing contracts with our dealer network, Renault is proposing replacement contracts with terms approved by the Renault dealer group. Separate versions are being drawn up to meet legal requirements in different countries.



Speedy, professional service – Christophe Dorin with customer Florence Gl
at the Renault Minute service center in Andelnans, France.

Renault expands web presence

Renault is the leading automobile brand name on the web in Europe, with over 45,000 visitors a day logging on in 2002. Sites offer customers a full range of information on new and used vehicles and accessories, as well as services such as service contracts and financing. Those interested can contact distributors online to consider a purchase.
Using a common platform, **Renault.SITe,** e-commerce sites target both international audiences and markets in individual countries, where they provide sales teams with powerful backup to consolidate customer relations. Full e-commerce offerings are now available in France, Germany and the UK, with Spain and Brazil added to the list in 2002. Altogether there are some 20 websites representing the Renault brand around the world.

In the hotly disputed after-sales sector, Renault is the first manufacturer to offer e-commerce facilities for the purchase of parts and accessories.
The **Renaultp@rts** site will go online in 2003, serving major markets across Europe. We expect to boost wholesale business for the Renault brand network through a rise in sales to other dealers and independent garage operators.
By the same token, the site will enable Renault to consolidate links to our distribution network, which is especially important in view of new EU regulations on car sales.

"It is essential for us to maintain direct links to customers to meet their repair needs effectively – especially with the amount of electronic equipment now used in cars. We have to be absolutely certain that approved garages have the skills and training to properly understand all the technical documentation we send them – as manufacturers, we must do everything we can to avoid the risk of technical failures.
Spare parts are the second key issue. The new regulations have redefined the notion of genuine parts, and this will probably mean increased competition. We currently require genuine Renault parts to be used for all repairs and replacements under warranty or service contracts. In the future, we will have to make sure that customers have an even clearer perception of the difference between our replacement offering and others in terms of quality assurance and manufacturer's warranty."

Daniel Rebbi
Director, Dealer Network Engineering
Renault



2002 ranges



Vel Satis



Espace



Avantime



Laguna



Laguna Sport Tourer



Mégane Hatch



Mégane Sport Hatch



Scénic



Mégane Cabriolet



Mégane Station Wagon



Clio



Twingo



Kangoo Car



Kangoo Van



Trafic L2H2



Trafic



Master

RENAULT SAMSUNG MOTORS



SM3



SM5



SupeRNova



Pickup



ustainable, esponsible development

g globally and locally, Renault contributes to sustainable
d development through economic efficiency, social
onsibility, and environmental protection – reflecting
ong-term commitment to good corporate citizenship,
parency and fairness.

enault Technocentre – Delphine Bignon, responsible for paint finish and new body
, and Christophe Becaert, a technician specialized in surface appearance,
nbers of the Painted Body Engineering department.

5


RENAULT

Professional expertise underpins strategy

At Renault, growth and lasting business success are backed by carefully targeted recruitment and skills management, combined with ongoing improvements in working conditions and active encouragement of inter-cultural exchange based on mutual respect.

Looking to the future: recruiting the best

The world is changing and so is Renault. In 2000 and 2001, we carried out an exceptional recruitment program to meet the human resource challenges posed by the growing scope of our operations – and cope, too, with swift changes in skills requirements and a fiercely competitive world market. As a result, we hired over 4,500 new employees worldwide in 2002, more than 1,300 of them at Renault s.a.s.
Many applied through the jobs board on our corporate website www.renault.com, which displays all openings, including those in production, and we expect recruitment to gather pace in 2003.

To make our vision a reality, we have launched an in-depth review to identify the professional skills needed in the 10 years ahead. Results will be used in a variety of ways – to draw up short-term employment projections, identify recruitment priorities, plan career paths and develop training programs. All corporate departments are involved.

...fostering an international corporate culture

At Renault, we are convinced that ongoing exchanges among the cultural groups represented within our corporation hold the key to successful international expansion. This has led to a steady rise in our recruitment of non-French managerial staff – up from 9% in 1999 to 27% in 2001 and 36% in 2002. Step by step, we are forging an international network to recruit the talent we need, starting with employment fairs and other joint projects at leading universities and business schools in France and abroad.
We also offer internships to students from around the world and to French students doing voluntary overseas service.

...and ongoing training

In 2002, Renault s.a.s. spent the equivalent of 5.8% of payroll on training (excluding government rebates and subsidies). Programs develop the professional skills needed to cope in a changing environment and implement corporate strategy, while enabling participants to acquire the expertise they need for a stimulating and satisfying career. This year distance learning over the internet was particularly popular, notably language courses to improve fluency in English.
Our intranet also offered a range of courses in each professional area.

"Our new production way introduced standardized workstations. It's quite a challenge: operators are trained by their BWT leader to handle not just their own job but those of two or three other team members. Under our new 100 career path program, unskilled workers can move up to the position of facility supervisor. New recruits start at the receiving end, but as they gain experience they take on more responsibilities, and can end up guiding others. The system gives promising candidates – and we've identified plenty among the 1,300 young people recruited at Cleon over the past four years – an opportunity to develop genuine professional skills. And if they demonstrate clear potential, they can even move onto a management track."

Frédéric Banget
Head of Gearbox Assembly Processes, Cleon plant France



Attracting and motivating talent – opening the way

To develop long-term loyalty among its employees, Renault strives to provide a non-conflictual environment in which everyone – at whatever level – can make the most of his or her skills. We have a long-standing policy of filling positions in-house whenever possible, and we encourage moves from one country or function to another. In 2002, 787 employees took advantage of this policy, which favors the transfer of expertise and is also an excellent means of promoting experts and young executives with international potential. Through our intranet job board – Job@ccess to Renault – all employees have an opportunity to take their career in hand. Nearly 100 positions are posted and filled each month in locations around the world, representing a total of 3,150 jobs to date.

During the year, Renault s.a.s. put the finishing touches on a career-path management system. Three agreements were signed, and new degree courses were launched to boost the number of in-house promotions to managerial status.

Management training

Management skills, Renault's mainstay of success, came in for special attention in 2002, with nearly 3,500 people signing up for a range of courses and seminars. The emphasis was on progress plans with managerial skills appraisal programs and individual coaching initiatives.
Other options to strengthen management practice covered team building, training managers in their coaching role, management workshops and the exchange of ideas with management from other companies.



At the Renault Technocentre: Bruno Cébile, vehicle packaging engineer with fellow engineers Philippe Couret and Eric Quevill

"I studied economics in Sofia and got a masters at the University of Central Europe in Budapest, then came to France under an EU exchange program for business students. That was followed by a six-month internship at Renault's Brand Identity department, where I helped collect information for marketing briefs on two Mégane II models – Scénic and Mégane Coupé-Cabriolet – which involved conducting customer surveys. I've just joined the Product Planning Department's Range/Price/Volumes unit, which means my next surveys will focus more on quantitative data. During my internship I got expert guidance and soon felt part of the company; we worked hard and I enjoyed the challenges. With a big company like Renault, there are lots of opportunities to broaden your horizons and acquire new skills. I wouldn't mind working outside France."

Krassimira Iordanova
Sales Projections, Light Commercial Vehicles – Product Planning
Renault Technocentre



Professional expertise underpins strategy (cont.)

Well-being at work

For Renault, improving employees' quality of life is a priority and a key measure of our overall performance. *We start by ensuring a safe and* healthy working environment, which includes making ergonomics a fundamental consideration on the shop floor. We also conduct regular check-ups of general health and monitor cardio-vascular ailments and other *potential problems. Renault was one* of the first companies in France to set up a special medical unit to measure stress. Nearly 24,000 volunteers have already been tested, with individual and group recommendations issued as a result.

Employee information

Renault is committed to keeping all employees up to date on recent developments in business performance, corporate strategy *and company-wide objectives.* Information is relayed through print publications as well as a dual-language intranet with 60,000 terminals around the world.
Two or three times a year, we also commission an in-house survey *from a specialized consultancy to* see how employees around the world rate our image, management, working conditions and workplace atmosphere. In 2002 Renault took part in "Best Employers, Best Results", *a pan-European business* survey comparing employee assessments of their employers' image, and ranked among the top five outstanding employers in Europe.

Keeping the lines *of communication open*

Renault is particularly keen on promoting consultation and empowering employees to help the company move forward. In *2002 the role of the Central Works* Council was strengthened and the select committee of the Renault Group Works Council, the 36-member body that represents employees group-wide, met more frequently. In France, trade unions *placed webpages describing their* activities on the company intranet.



Bernard Deville and Humbert Tosarelli, line supervisors at the stamping unit of the Douai factory, France.

Renault safeguards the environment

Renault applies strict procedures and methods to reduce the impact of its factories and vehicles on the environment and quality of life.

Eco-design – putting principles into practice

Making environment-friendly vehicles means factoring environmental considerations into planning from the earliest stages of development to reduce or eliminate harmful effects. In recent years, Renault has conducted in-depth research into automobile-related environmental risk, and the results have served as a basis for the definition of strict guidelines and procedures for environmental management. Achieving progress in this area has involved all Renault sites, with contributions from suppliers and all those concerned with production. In-house tools such as our Recyclability Index and environmental charters for factories enable development engineers to rapidly assess the environmental standards of the product to be renewed, and, by the same token, identify areas for progress.

Eco-design involves not only full consideration of ecological factors at every stage in development but also a disciplined approach to ergonomics to enhance work-place quality. Phasing in this approach has required a significant commitment to training. By the end of 2002, 1,750 Renault engineers had received eco-design training based on the Cap-Eco package developed in house, as had 400 experts from 180 suppliers. These experts will now be taking charge of training in their own businesses and with their own suppliers.

Factories that respect the environment

Renault first drew up an environmental management system for vehicle production in 1995, and the results now speak for themselves. Water and energy consumption is declining steadily and emission of volatile organic compounds from paint has been halved. Similarly, the total weight of packaging waste has been halved in six years and 90% of the remainder can be recycled. All group factories are now ISO 14001 certified with the exception of Renault Samsung Motors and Dacia sites, where certification procedures are under way.



The Ellypse concept car.

Site revitalization – Renault sets the example

In 2002, Renault began a complete clean-up to prepare for the urban redevelopment of 75 acres of land – formerly its main factory site – at Boulogne on the right bank of the Seine, just downstream from Paris. Decontamination work carried out by specialized contractors will ensure full compliance with official instructions defining strict standards of rehabilitation. Polluted soil and concrete was the main focus of operations, with eight to 10 truckloads carried away for treatment or disposal every day over a period of several months.

Demolition and decontamination will take several more years and is currently expected to be complete in the course of 2007.

"We now have a harmonized approach to environmental protection throughout the group. Our policy is based on the principle that environmental protection is not a separate issue; that instead it is part and parcel of all business issues. We have set clearly defined targets to reduce or eliminate environmental impact at all stages in the product lifecycle, from purchasing to production and from use to disposal. With these basic principles and targets, we have been able to build a network involving people from all areas of business operation and expertise in a shared commitment to environmental standards. This commitment has quite naturally moved beyond environmental issues in the narrow sense to address the broader question of quality of life. Still, we have to take a long-term view and move ahead one step at a time. There is no point in being high-handed – it takes time for these things to really sink in at every level and bring about a change of corporate culture."

Alice de Brauer
Director,
Environmental
Policy for
Industrial Sites
Renault





Ellypse embodies Renault's commitment to sustainable development. In this all-new concept car, Renault has harnessed its creative skills to explore innovative solutions to reconcile the conflicting demands of mobility, vehicle comfort and safety features, manufacturing methods and environmental requirements.
Cheerful and comfortable, Ellypse is a car for the city and the road. Its environmentally-friendly design uses advanced technology to deliver high performance and low emissions, with components that can be fully recycled at the end of its life. The project was also a management challenge in its own right, calling on the environmental expertise of in-house specialists and suppliers alike.

Renault and corporate citizenship

In addition to assuming its economic, social and environmental responsibilities to the full, Renault makes an active contribution to community well-being through initiatives in areas such as training and education, as well as participation in programs conducted by international organizations.

Road safety

Since 2001, Renault has been involved in the UN's Global Compact program encouraging businesses to take action to offset the negative effects of globalization. Participants report on results each year. At the World Summit on Sustainable Develop-ment held in Johannesburg in September 2002, Renault chose to present its international educational program **Safety for All**. Reflecting the principles of responsible corporate citizenship, this focuses on raising young people's awareness of road safety through a competition, first launched in 2000, using the **Kids on the Road** kit developed in cooperation with teachers and road-safety specialists. Over 35,000 classes in nine European countries, representing a total of 1.7 million children aged seven to 11, participated in the 2001-2002 event, making it the most far-reaching of its kind ever seen in Europe. Through its European subsidiaries, Renault also provides training in preventive driving safety.



Children learn how to stay safe with the "Kids on the Road" kit, circulated to primary schools.

Mobility for all

Renault takes a special interest in the challenges of providing mobility for people in all parts of the world and at all levels of society. Alongside major oil companies and other vehicle manufacturers, we participate in the Sustainable Mobility 2030 program within the framework of the World Business Council for Sustainable Development. From 2003 on, this will be generating proposals for private and public transport options compatible with the goals of sustainable development. In a similar vein, Renault contributes to a number of initiatives in developing countries, including the Massachusetts Institute of Technology's Cooperative Mobility program in Brazil, Mexico City, Santiago de Chile, and urban areas of China.

Lifeskills

With its move into South Africa, Renault became a local employer and as such has a role to play in the country's development. Since 2001, Renault South Africa has thus supported the Valued Citizens program, teaching children in disadvantaged communities to know their rights and duties. Begun at 10 schools in Soweto and Alexandra townships with 30 teachers assigned to some 1,500 pupils, the program was extended to a total of 100 primary schools in the Johannesburg area in 2002 and a pilot project is planned for KwaZulu-Natal Province.

The Renault Foundation, established in cooperation with French and Japanese universities in March 2001, provides support for Japanese students furthering their university studies in Europe. In 2002, it extended its scope with the launch of the IP Fondation Renault MBA, offered with the assistance of the Sorbonne and Dauphine universities in Paris. The first 25 Japanese students began the 12-month program, which also includes courses in parts of Europe outside France, in July 2002.



September 2002: At the World Summit on Sustainable Development in Johannesburg, Louis Schweitzer talks to pupils participating in the Valued Citizens program.

Looking ahead

Finance

(Approved by the Board of Directors meeting of February 11, 2003).

At this point in time, Renault is expecting a slight downturn in 2003 in the automobile market in Europe and a slight upturn in the main countries in which the group operates outside Europe. On the basis of this assumption, Renault is targeting higher revenues in 2003 than in 2002 and an operating margin of around 4% of revenues.

However, given the uncertain economic environment, a sharper decline in the automobile market cannot be ruled out. Renault considers that it has key strengths to cope with the situation: in particular, after the introduction of the Mégane II Hatch at the end of 2002, Renault will benefit in 2003 from the ongoing renewal of the Mégane family with the launch of four new models including Scénic II in the summer. The impact of these new models will be significant as of the second half of the year. Further, the group will pursue its cost-reduction efforts and continue to act responsively.

Products

Renewal of the Renault lineup will continue at a swift pace in 2003, with five new Mégane II body types unveiled, bringing the family total to seven in all.

Newcomers are the Mégane Coupé-Cabriolet, two Scénics – a compact and a long version, the latter with seven full-size seating positions – the Mégane Sport Tourer and the Mégane sedan.

New Kangoo has a stronger design with all of the personality and appeal of the existing model, plus a marked improvement in perceived quality with a stylish new dashboard and greater comfort.

A minivan-inspired Trafic Minibus will be rolled out towards summer. Drivers can choose from one gasoline and three diesel engines, with the new 135hp 99kW 2.5-liter dCi 16-valve unit available across the Trafic range.

A wider choice of automatic transmissions will also be available, with the five-speed Proactive transmission used for four-cylinder engines equipping top-of-the-line models including the Vel Satis 2.0-liter T and 2.2-liter dCi, Espace IV, the Avantime 2.0-liter T, and Laguna.



A new boost for Kangoo, Europe's best-selling purpose-built small van, now restyled and powered by the new 1.6-liter 16V engine with automatic transmission.


SCENIC

A compact and dynamic design,
sedan-style driving pleasure
and two body lengths for Scénic II.


MEGANE

Elegance, performance, four full-size seats
and the first folding metal/glass roof
for the Mégane Coupé-Cabriolet.


SOLENZA

The Solenza, the first model in
the renewal of the Dacia lineup,
epitomizes the brand's new visual identity.



RENAULT
13-15, quai Le Gallo
92513 BOULOGNE-BILLANCOURT Cedex
France
Tel.: + 33 (0)1 41 04 50 50
www.renault.com

INVESTOR RELATIONS DEPARTMENT
CORPORATE COMMUNICATIONS DEPARTMENT

Photo credits:

O. Banet: p. 38
Anthony Bernier: front and back cover, pp. 18-19, 49
Stéphane de Bourgies: pp. 26, 37, 42, 43, 45
Alex Chatelain: pp. 4-5
Claude Cugny: pp. 38-39
Patrick Curtet: p. 46
Hervé Desdemaines (Studio Pons): pp. 32-33, 37
Dingo: pp. 10-11, 20, 34, 35, 48
Dominique Dumas: pp. 24, 36, 39
D.P.P.I.: p. 36
Harry Gruyaert (Magnum): pp. 9, 22, 31
Christophe Lebedinsky: p. 27
Michael Lewis: p. 13
Xavier de Nombel: p. 21
Christian Occhipinti: p. 39
Chris Overton: p. 7
Photothèque Dacia: pp. 23, 39
Photothèque Nissan: p. 9
Photothèque RSM: pp. 23, 39
Philippe Pons (Studio Pons): p. 44
Patrick Sautelet: pp. 9, 23, 29, 39
Philippe Stroppa (Studio Pons):
front cover (Alexandre Plaud,
surface treatment validation
testing expert), pp. 26, 40-41, 43
Hubert Vincent: p. 36
Michel de Vries: pp. 16, 21, 34, 35

RENAULT